As filed with the Securities and Exchange Commission on April 20, 2012

  File No. 333-179649
  File No. 811-8108

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  ☐

  PRE-EFFECTIVE AMENDMENT NO. 1  ☒

  POST-EFFECTIVE AMENDMENT NO.   ☐

and/or
  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  ☐

  Amendment No. 185  ☒

Protective Variable Annuity
Separate Account

(Exact Name of Registrant)

Protective Life Insurance Company

(Name of Depositor)

2801 Highway 280 South

Birmingham, Alabama 35223

(Address of Depositor's Principal Executive Offices)

(205) 268-1000

(Depositor's Telephone Number, including Area Code)

MAX BERUEFFY, Esquire

Protective Life Insurance Company

2801 Highway 280 South

Birmingham, Alabama, 35223

(Name and Address of Agent for Services)

Copy to:

STEPHEN E. ROTH, Esquire

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

(202) 383-0158

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Interests in a separate account issued through variable annuity contracts.

PART A

INFORMATION REQUIRED TO BE IN THE PROSPECTUS

Protective Variable Annuity L Series ("L Series") Protective Variable Annuity B Series ("B Series") Protective Variable Annuity C Series ("C Series")	Protective Life Insurance Company Protective Variable Annuity Separate Account P.O. Box 10648 Birmingham, Alabama 35202-0648 Telephone: 1-800-456-6330 www.protective.com

This Prospectus describes three different classes of an individual flexible premium deferred variable and fixed annuity contract offered by Protective Life Insurance Company (the "Contract"). We sometimes refer to each class by its specific name (e.g., the "L Series"). Each class has different charges, fees and features that may be appropriate for you based on your financial situation, your age and how you intend to use the Contract. The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purpose. It may be purchased on a non-qualified basis or for use with certain qualified retirement plans.

You generally may allocate your investment in the Contract among the Guaranteed Account (if it is available when you purchase your Contract) and the Sub-Accounts of the Protective Variable Annuity Separate Account. If you purchase a SecurePay rider or the Protective Income Manager rider, your options for allocating Purchase Payments and Contract Value will be restricted. (See "Protected Lifetime Income Benefits.") The Sub-Accounts invest in the following Funds:

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco Van Kampen V.I. Comstock Fund, Series II

Invesco Van Kampen V.I. Equity and Income Fund, Series II

Invesco V.I. Balanced Risk Allocation Fund, Series II

Invesco V.I. Government Securities Fund, Series II

Invesco Van Kampen V.I. Growth and Income Fund, Series II

Invesco Van Kampen V.I. Mid Cap Growth Fund, Series II

Invesco Van Kampen V.I. American Value Fund, Series II

Invesco V.I. Global Real Estate Fund, Series II

Invesco V.I. International Growth Fund, Series II

Invesco V.I. Small Cap Equity Fund, Series II

Fidelity® Variable Insurance Products

VIP Contrafund® Portfolio-SC2

VIP Index 500-SC2

VIP Investment Grade Bond Portfolio-SC2

VIP MidCap Portfolio-SC2

Franklin Templeton Variable
Insurance Products Trust

Franklin Flex Cap Growth Securities Fund, Class 2

Franklin Income Securities Fund, Class 2

Franklin Rising Dividends Securities Fund, Class 2

Franklin Small Cap Value Securities Fund, Class 2

Franklin Small-MidCap Growth Securities Fund, Class 2

Franklin U.S. Government Fund, Class 2

Mutual Shares Securities Fund, Class 2

Templeton Developing Markets Securities Fund, Class 2

Templeton Foreign Securities Fund, Class 2

Templeton Global Bond Securities Fund, Class 2

Templeton Growth Securities Fund, Class 2

Goldman Sachs Variable Insurance Trust

Growth Opportunities Fund, Service Class

Mid Cap Value Fund, Service Class

Strategic Growth Fund, Service Class

Strategic International Equity Fund, Service Class

Legg Mason Partners Variable Equity Trust

ClearBridge Variable Mid Cap Core Fund, Class II

ClearBridge Variable Small Cap Growth Fund, Class II

Dynamic Multi-Strategy VIT Fund, Class II

Lord Abbett Series Fund, Inc.

Fundamental Equity Portfolio

Capital Structure Portfolio

Bond-Debenture Portfolio

Growth Opportunities Portfolio

Classic Stock Portfolio

Mid-Cap Stock Portfolio

MFS® Variable Insurance TrustSM

MFS Growth Series-SS

MFS Investors Growth Stock Series-SS

MFS Investors Trust Series-SS

MFS New Discovery Series-SS

MFS Research Bond Series-SS

MFS Research Series-SS

MFS Total Return Series-SS

MFS Utilities Series-SS

MFS Value Series-SS

MFS® Variable Insurance Trust II

MFS Emerging Markets Equity Portfolio, Service Class Shares

MFS International Value Portfolio, Service Class Shares

Oppenheimer Variable Account Funds

Capital Appreciation Fund/VA-SS

Global Securities Fund/VA-SS

Main Street Fund/VA-SS

Money Fund/VA

Global Strategic Income Fund/VA-SS

PIMCO Variable Insurance Trust

All Asset Fund, Advisor Class

Long-Term US Government Fund, Advisor Class

Low Duration Fund, Advisor Class

Real Return Fund, Advisor Class

Short-Term Fund, Advisor Class

Total Return Fund, Advisor Class

Royce Capital Fund

Micro-Cap Fund, Service Class

Small-Cap Fund, Service Class

The value of your Contract that is allocated to the Sub-Accounts will vary according to the investment performance of the Funds in which the selected Sub-Accounts are invested. You bear the investment risk on amounts you allocate to the Sub-Accounts.

This Prospectus sets forth basic information about the Contract and the Variable Account that a prospective investor should know before investing. The Statement of Additional Information, which has been filed with the Securities and Exchange Commission, contains additional information about the Contract and the Variable Account. The Statement of Additional Information is dated the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing or calling Protective Life at the address or telephone number shown above. You may also obtain an electronic copy of the Statement of Additional Information, as well as other material that we file electronically and certain material incorporated by reference, at the SEC web site (http://www.sec.gov).

Please read this prospectus carefully. You should keep a copy for future reference.

The Protective Variable Annuity Contract is not a deposit or obligation of, or guaranteed by, any bank or financial institution. It is not insured by the Federal Deposit Insurance Corporation or any other government agency, and it is subject to investment risk, including the possible loss of principal.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 1, 2012

PRO.PVA.05.12

DEFINITIONS

"We", "us", "our", "Protective Life", and "Company" refer to Protective Life Insurance Company. "You", "your" and "Owner" refer to the person(s) who has been issued a Contract.

Accumulation Unit: A unit of measure used to calculate the value of a Sub-Account prior to the Annuity Date.

Administrative Office: Protective Life Insurance Company, P. O. Box 10648, Birmingham, Alabama 35202-0648 (for Written Notice sent by U.S. postal service) or Protective Life Insurance Company, 2801 Highway 280 South, Birmingham, Alabama 35223 (for Written Notice sent by a nationally recognized overnight delivery service).

Annuity Date: The date as of which the Annuity Value is applied to an Annuity Option.

Annuity Option: The payout option under which the Company makes annuity income payments.

Annuity Value: The amount we apply to the Annuity Option you have selected.

Assumed Investment Return: The assumed annual rate of return used to calculate the amount of the variable income payments.

Code: The Internal Revenue Code of 1986, as amended.

Contract: The Protective Variable Annuity, a flexible premium, deferred, variable and fixed annuity contract.

Contract Anniversary: The same month and day as the Issue Date in each subsequent year of the Contract.

Contract Value: Before the Annuity Date, the sum of the Variable Account value and the Guaranteed Account value.

Contract Year: Any period of 12 months commencing with the Issue Date or any Contract Anniversary.

DCA: Dollar cost averaging.

DCA Accounts: A part of the Guaranteed Account, but separate from the Fixed Account. The DCA Accounts are designed to transfer amounts to the Sub-Accounts of the Variable Account systematically over a designated period.

Fixed Account. A part of the Guaranteed Account, but separate from the DCA Accounts. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account.

Fund: Any investment portfolio in which a corresponding Sub-Account invests.

Guaranteed Account: The Fixed Account (not available for C Series), the DCA Accounts and any other Investment Option we may offer with interest rate guarantees.

Investment Option: Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract. The Investment Options are the Sub-Accounts of the Variable Account and the Guaranteed Account available in this Contract.

Issue Date: The date as of which we credit the initial Purchase Payment to the Contract and the date the Contract takes effect.

Monthly Anniversary Date: The same day each month as the Issue Date, or the last day of any month that does not have the same day as the Issue Date.

Purchase Payment: The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.

Qualified Contracts: Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Qualified Plans: Retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Sub-Account: A separate division of the Variable Account.

Valuation Date: Each day on which the New York Stock Exchange is open for business.

Valuation Period: The period which begins at the close of regular trading on the New York Stock Exchange on any Valuation Date and ends at the close of regular trading on the next Valuation Date.

Variable Account: The Protective Variable Annuity Separate Account, a separate investment account of Protective Life.

Written Notice: A notice or request submitted in writing in a form satisfactory to the Company that we receive at the Administrative Office via U.S. postal service or nationally recognized overnight delivery service.

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and charges that you will pay at the time you buy the Contract, take a withdrawal from or surrender the Contract, or transfer amounts among the Sub-Accounts and/or the Guaranteed Account.

OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Purchase Payments	None
Transfer Fee(1)	$25
SecurePay Medical Evaluation Fee(2)	$300
Premium Tax(3)	3.5%

	L Series	B Series	C Series
Maximum Surrender Charge (as % of amount surrendered)(4)	7%	7%	None

(1)  Protective Life currently does not charge this Transfer Fee, but reserves the right to do so in the future. (See "Charges and Deductions.")

(2)  This charge is assessed for each Covered Person when there is Joint Coverage under the SecurePay ME feature. Currently, this charge is $150 for Single Coverage and $300 for Joint Coverage. Protective Life generally charges this fee if the Owner has purchased a SecurePay rider, undergoes medical underwriting and accepts an offer by Protective Life to increase the Annual Withdrawal Amount ("AWA") as a result of its underwriting review. If an Owner requests an increase in the AWA under the SecurePay ME feature more than twice, however, Protective Life will deduct this charge whether or not it determines that the Owner qualifies for an increased AWA and whether or not the Owner begins taking SecurePay Withdrawals at the increased AWA. State variations may apply. See "SecurePay ME®: Increased AWA for Certain Medical Conditions, How to Apply for an Increased AWA" for more information.

(3)  Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a surrender or withdrawal, death or annuitization.

(4)  The surrender charge is based upon cumulative Purchase Payments as of the date each Purchase Payment is applied to the Contract, and decreases over time. The total of surrender charges assessed will not exceed 9% of aggregate Purchase Payments. The surrender charge declines over time. (See "Determining the Surrender Charge.")

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

PERIODIC FEES AND CHARGES

(other than Fund expenses)

Annual Contract Maintenance Fee(1)	$35

Variable Account Annual Expenses
(as a percentage of average Variable Account value)

	L Series	B Series	C Series
Mortality and Expense Risk Charge	1.50%	1.20%	1.60%
Administration Charge	0.15%	0.10%	0.15%
Total Variable Account Annual Expenses (without the death benefit fee)	1.65%	1.30%	1.75%

Optional Benefit Charges

Optional Monthly Maximum Anniversary Value Death Benefit Fee (as an annualized percentage of the death benefit value on each Monthly Anniversary Date, beginning on the 1st Monthly Anniversary Date)(2)		0.20%
Optional Protected Lifetime Income Benefits(3)

Monthly SecurePay Fee(4) (as an annualized percentage of the Benefit Base(5) on each Monthly Anniversary Date, beginning with the 1st Monthly Anniversary Date following election of the rider)
	Maximum	Current
Purchase of SecurePay rider at time of Contract Purchase	1.20%	0.60%
Purchase of SecurePay rider under RightTime® option	1.40%	0.70%
Purchase of SecurePay R72 rider at time of Contract Purchase	2.00%	1.00%
Purchase of SecurePay R72 rider under RightTime® option	2.20%	1.10%
Monthly Protective Income Manager Fee (as an annualized percentage of Contract Value, beginning with the 1st Monthly Anniversary Date following election of the rider)(6)
	Maximum	Current
Purchase of the Protective Income Manager rider at time of Contract Purchase	2.00%	1.00%
Purchase of the Protective Income Manager rider under RightTime® option	2.20%	1.10%

(1)  We will waive the annual contract maintenance fee if your Contract Value or aggregate Purchase Payments, reduced by surrenders and surrender charges, is $100,000 or more (See "Charges and Deductions.")

(2)  There are two death benefits available under the Contract: (1) the Return of Purchase Payments Death Benefit; and (2) the Maximum Anniversary Value Death Benefit. There is no death benefit fee for the Return of Purchase Payments Death Benefit. The Maximum Anniversary Value Death Benefit is not available if you purchase the Protective Income Manager rider. For more information on these death benefit values and fees, and how they are calculated, please see the "DEATH BENEFIT" and "Charges and Deductions, Death Benefit Fee" sections of this prospectus.

(3)  You may not purchase a SecurePay rider and the Protective Income Manager rider.

(4)  We will give you at least 30 days' notice before any increase in the SecurePay Fee. You may elect not to pay the increase in your SecurePay Fee. If you do, your SecurePay rider will not terminate, but your current Benefit Base will be capped at its then current value. You will continue to be assessed your current SecurePay Fee, however, even though you will have given up the opportunity for any future increases in your SecurePay Benefit Base under either SecurePay or SecurePay R72. See "SecurePay with RightTime® Option" in this prospectus.

(5)  The Benefit Base is a value used to calculate the Annual Withdrawal Amounts, and the fees charged, under the SecurePay riders. On the Rider Issue Date, your initial Benefit Base is equal to your Contract Value. For more information on the SecurePay riders, the Benefit Base and how it is calculated, please see "SecurePay with RightTime® option" in this prospectus.

(6)  The Protective Income Manager fee is a percentage of the greatest of: the Contract Value on each Monthly Anniversary Date; the Contract Value on the later of the Rider Issue Date or the most recent Reset Date; or, if you purchased the rider on the Contract Issue Date, the sum of all Purchase Payments received (including your initial Purchase Payment), less any withdrawals made, during the 120-day period following the Contract Issue Date. During the 120 days immediately following the Contract Issue Date, the fee is based upon your initial Purchase Payment. We will give you at least 30 days' notice before any increase in the Protective Income Manager Fee. You may elect not to pay the increase in your Protective Income Manager Fee. If you do, your Protective Income Manager rider will not terminate, but we will "lock in" your most recent Protective Income Manager Payment Factor and will use this factor when we calculate your Optimal Withdrawal Amount on all future Contract Anniversaries, even if there is a Reset following the date you elect not to pay the fee increase. You will continue to be assessed your current Protective Income Manager Fee. See "Protective Income Manager (patent pending) with RightTime® Option" in this prospectus.

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

The Fund expenses used to prepare the next table were provided to Protective Life by the Funds. The expenses shown are based on expenses incurred for the year ended December 31, 2011. Current or future expenses may be higher or lower than those shown.

RANGE OF EXPENSES FOR THE FUNDS

	Minimum		Maximum
Total Annual Fund Operating Expenses (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses)	0.20%	-	1.61	%*

*  The range of Total Annual Fund Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Funds' advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each Fund for more information about that Fund's expenses.

Example of Charges

The following examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The examples show the costs of investing in each class of the Contract, including owner transaction expenses, the annual contract maintenance fee, Variable Account Charges, and both maximum and minimum total Annual Fund Operating Expenses. The first example assumes that you purchased the SecurePay R72 rider under the RightTime® option at the maximum and current charges. The second example assumes that you have not purchased either SecurePay rider or the Protective Income Manager rider. The examples also assume that the Maximum Anniversary Value Death Benefit is in effect, and that all Contract Value is allocated to the Variable Account. The examples do not reflect transfer fees or premium taxes, which may range up to 3.5% depending on the jurisdiction.

The examples assume that you invest $10,000 in the Contract for the periods indicated. The examples also assume that your investment has a 5% return each year.

(1)  If you purchased the SecurePay R72 rider:

(a)  If you surrender the Contract at the end of the applicable time period:

(i)  With the SecurePay R72 rider selected under the RightTime® option (reflecting the maximum charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expense
L Series	$1,221	$2,349	$3,114	$6,586
B Series	1,188	2,255	3,295	6,315
C Series	5,73	1,757	2,997	6,370
Minimum Fund Expense
L Series	$1,096	$1,983	$2,492	$5,486
B Series	1,062	1,885	2,687	5,168
C Series	439	1,369	2,373	5,262

(ii)  With the SecurePay R72 rider selected under the RightTime® option (reflecting the current charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expense
L Series	$1,118	$2,027	$2,522	$5,273
B Series	1,085	1,931	2,722	4,979
C Series	463	1,416	2,406	5,063
Minimum Fund Expense
L Series	$992	$1,655	$1,879	$4,083
B Series	959	1,554	2,094	3,739
C Series	328	1,020	1,762	3,866

(b)  If you annuitize* or remain invested in the Contract at the end of the applicable time period:

(i)  With the SecurePay R72 rider selected under the RightTime® option (reflecting the maximum charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expense
L Series	$598	$1,830	$3,114	$6,586
B Series	563	1,730	2,955	6,315
C Series	573	1,757	2,997	6,370
Minimum Fund Expense
L Series	$464	$1,442	$2,492	$5,486
B Series	428	1,337	2,321	5,168
C Series	439	1,369	2,373	5,262

(ii)  With the SecurePay R72 rider selected under the RightTime® option(reflecting the current charge):

	1 year	3 years	5 years	10 years
Maximum Fund Expense
L Series	$488	$1,488	$2,522	$5,273
B Series	453	1,386	2,358	4,979
C Series	463	1,416	2,406	5,063
Minimum Fund Expense
L Series	$353	$1,093	$1,879	$4,083
B Series	318	986	1,703	3,739
C Series	328	1,020	1,762	3,866

(2)  If you have not purchased either SecurePay rider or Protective Income Manager rider:

(a)  If you surrender the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expense
L Series	$1,016	$1,708	$1,935	$3,973
B Series	983	1,610	2,154	3,656
C Series	354	1,077	1,821	3,770
Minimum Fund Expense
L Series	$890	$1,329	$1,273	$2,693
B Series	856	1,227	1,507	2,325
C Series	219	675	1,157	2,483

(b)  If you annuitize* or remain invested in the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
Maximum Fund Expense
L Series	$379	$1,149	$1,935	$3,973
B Series	344	1,045	1,766	3,656
C Series	354	1,077	1,821	3,770
Minimum Fund Expense
L Series	$244	$747	$1,273	$2,693
B Series	208	639	1,091	2,325
C Series	219	675	1,157	2,483

*  You may not annuitize your Contract within 3 years after we accept a Purchase Payment. For more information, see "ANNUITY PAYMENTS, Annuity Date, Changing the Annuity Date." Neither the death benefit fee nor the Protective Income Manager rider fee apply after the Annuity Date.

Please remember that the examples are an illustration and do not guarantee the amount of future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% rate of return assumed in the examples.

SUMMARY

The Contract

What is the Protective Variable Annuity Contract?	The Protective Variable Annuity Contract is an individual flexible premium deferred variable and fixed annuity contract issued by Protective Life. This prospectus describes three different classes of the Contract — the L Series, the B Series, and the C Series. Each class has different charges and features that may be appropriate for you based on your financial situation, your age and how you intend to use the Contract. For example, the L Series has a higher mortality and expense risk charge and administration charge than the B Series, but imposes a surrender charge over a shorter period of time than the B Series. The C Series imposes a higher mortality and expense risk charge than either of the other two classes, and a higher administration charge than the B Series, but has no surrender charge. Also, if you elect the B Series, your minimum required initial Purchase Payment may be lower, and under the C Series you may not allocate your Purchase Payments or transfer Contract Value to the Fixed Account. (See "The Contract.")

What are the Company's obligations under the Contract?	The benefits under the Contract are paid by us from our general account assets and/or your Contract Value held in the Variable Account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts of the Variable Account, which is not part of our general account. Our general account assets support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits, a SecurePay rider, or the Protective Income Manager rider), are paid from our general account, any amounts that we may pay under the Contract in excess of Contract Value are subject to our financial strength and claims-paying ability.
It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims paying ability to meet our obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

How may I purchase a Contract?	Protective Life sells the Contracts through registered representatives of broker-dealers. We pay commissions and other compensation to the broker-dealers for selling the Contracts. (See "Distribution of the Contracts.")
Protective Life will issue your Contract when it receives and accepts your complete application information and an initial Purchase Payment through the broker-dealer you have selected. (See "Issuance of a Contract.")

What are the Purchase Payments?	The minimum amount that Protective Life will accept as an initial Purchase Payment is $25,000 ($5,000 for the B Series without the Protective Income Manager rider). Purchase Payments may be made at any time prior to the oldest Owner's or Annuitant's 86th birthday. No Purchase Payment will be accepted within 3 years of the Annuity Date then in effect. If you purchase a SecurePay rider, you cannot make any Purchase Payments on or after the Benefit Election Date. (See "SecurePay With RightTime® Option.") The minimum subsequent Purchase Payment we will accept is $100, or $50 if the payment is made under our current automatic purchase payment plan. The maximum aggregate Purchase Payment(s) we will accept without prior Administrative Office approval is $1,000,000. We may impose conditions for our acceptance of aggregate Purchase Payments greater than $1,000,000, such as limiting the death benefit options that are available under your Contract or your right to purchase a Protected Lifetime Income Benefit rider after the Issue Date under our RightTime option. We reserve the right not to accept any Purchase Payment. (See "Purchase Payments")

Can I cancel the Contract?	You have the right to return the Contract within a certain number of days (which varies by state and is never less than ten) after you receive it. The returned Contract will be treated as if it were never issued. Protective Life will refund the Contract Value in states where permitted. This amount may be more or less than the Purchase Payments. In states requiring the return of Purchase Payments, we will refund the greater of the Contract Value or the Purchase Payments. (See "Right to Cancel.")

Can I transfer amounts in the Contract?	Before the Annuity Date, you may transfer amounts among the Investment Options. There are, however, limitations on transfers: any transfer must be at least $100; no amounts may be transferred into a DCA Account.
In the B and L Series Contracts, no amounts may be transferred to the Fixed Account within six months after any transfer from the Guaranteed Account to the Variable Account; transfers out of the Fixed Account are limited to the greater of (a) $2,500 or (b) 25% of the value of the Fixed Account in any Contract Year.
We reserve the right to charge a transfer fee of $25 for each transfer after the 12th transfer in any Contract Year; we may restrict or refuse to honor transfers when we determine that they may be detrimental to the Funds or Contract Owners, such as frequent transfers and market timing transfers by or on behalf of an Owner or group of Owners. (See "Transfers.") If you purchase a SecurePay rider or the Protective Income Manager rider, your options for transferring Contract Value among the Investment Options will be restricted in accordance with our Allocation Guidelines and Restrictions. (See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.")

Can I surrender the Contract?	Upon Written Notice before the Annuity Date, you may surrender the Contract and receive its surrender value. (See "Surrenders and Withdrawals.") Surrenders may have federal and state income tax consequences, as well as a 10% federal penalty tax if the surrender occurs before the Owner reaches age 59 1/2, and surrender charges may apply. (See "Charges and Deductions, Surrender Charge" and "Taxation of Withdrawals and Surrenders.")

Can I withdraw my money from the Contract?	Any time before the Annuity Date, you may request by Written Notice a withdrawal from your Contract provided the Contract Value remaining after the withdrawal is at least $5,000. Under certain conditions we may also accept withdrawals requested by facsimile and telephone. You also may elect to participate in our automatic withdrawal plan, which allows you to pre-authorize periodic withdrawals prior to the Annuity Date. (See "Surrenders and Withdrawals.") Withdrawals may be available under certain Annuity Options. (See "Annuity Payments — Annuity Options.") Withdrawals reduce your Contract Value and death benefit. Surrender charges and federal and state income taxes may apply, as well as a 10% federal penalty tax if the withdrawal occurs before the Owner reaches age 59 1/2. (See "Charges and Deductions, Surrender Charge" and "Taxation of Withdrawals and Surrenders.") If you purchase a SecurePay or Protective Income Manager rider, special withdrawal rules apply, especially on or after the Benefit Election Date. (See "Protected Lifetime Income Benefits.")

Is there a death benefit?	If any Owner dies before the Annuity Date and while this Contract is in force, a death benefit, less any applicable premium tax, will be payable to the Beneficiary. The death benefit is determined as of the end of the Valuation Period during which we receive due proof of the Owner's death. (See "Death Benefit.")
The Return of Purchase Payments Death Benefit is included with your Contract at no additional charge. You may select the Maximum Anniversary Value Death Benefit for an additional fee, but only if the oldest Owner is younger than 76 on the Issue Date of the Contract. You must select your death benefit at the time you apply for your Contract, and except as described below, your selection may not be changed after the Contract is issued. See "Charges and Deductions, Death Benefit Fee."
If you purchase the Protective Income Manager rider, your death benefit will be the Return of Purchase Payments Death Benefit. The Maximum Anniversary Value Death Benefit is not available under the Protective Income Manager rider. If you selected the Maximum Anniversary Value Death Benefit when you purchased your Contract and you later purchase the Protective Income Manager rider under our RightTime® option, we will pay the Return of Purchase Payments Death Benefit at the time of an Owner's death. If the value of your Maximum Anniversary Value Death Benefit at the time you elect the Protective Income Manager rider is greater than the value of the Return of Purchase Payments Death Benefit at that time, then you will forfeit this excess. We will stop assessing the fee for the Maximum Anniversary Value Death Benefit when we issue the Protective Income Manager rider, but will not refund the fees you paid for the Maximum Anniversary Value Death Benefit before that date. (See "Protective Income Manager With RightTime® Option.")

What charges do I pay under the Contract?	We assess a surrender charge under L Series and B Series Contracts if you withdraw or surrender your Purchase Payments from the Contract, depending on how long those payments were invested in the Contract. We may waive the surrender charge under certain circumstances. We apply a charge to the daily net asset value of the Variable Account that consists of a mortality and expense risk charge and an administration charge. We do not currently impose a transfer fee, but we reserve the right to charge a $25 fee for the 13th and each additional transfer during any Contract Year. We also deduct a contract maintenance fee from your Contract Value on each Contract Anniversary prior to the Annuity Date and on any other day that you surrender your Contract. We may waive the contract maintenance fee under certain circumstances. We also deduct from your Contract Value charges for any optional benefits and riders applicable to your Contract, such as the Maximum Anniversary Value Death Benefit, SecurePay and Protective Income Manager riders.
We will deduct any applicable state premium tax from Purchase Payments or Contract Value if premium taxes apply to your Contract. The Funds' investment management fees and other operating expenses are more fully described in the prospectuses for the Funds.
(See the "Fees and Expenses" tables preceding this Summary and the "Charges and Deductions" section later in this prospectus.)

What are the SecurePay Riders?	The SecurePay and SecurePay R72 riders guarantee the right to make withdrawals based upon the value of a protected lifetime income benefit base ("Benefit Base") that will remain fixed if your Contract Value declines due to poor market performance.
1) With the basic SecurePay rider, your Benefit Base may increase on your Contract Anniversary if your Contract Value has increased, but will remain fixed if the Contract Value has declined due to poor market performance.
2) Like the basic SecurePay rider, the SecurePay R72 rider provides for increases in your Benefit Base on your Contract Anniversary if your Contract Value has increased. SecurePay R72 also provides for potential increases in the Benefit Base of up to 7.2% each Contract Anniversary during a specified period, even if your Contract Value has not increased. The fee for the SecurePay R72 rider is higher than for the basic SecurePay rider.
Under either SecurePay rider, withdrawals may be made over the lifetime of persons designated under the rider, provided the rider's requirements are satisfied. Withdrawals may begin after the person(s) designated under the rider reaches the age of 59 1/2. Annual aggregate withdrawals on or after the Benefit Election Date that exceed the Annual Withdrawal Amount (AWA) will result in a reduction of rider benefits, and may even significantly reduce or eliminate the value of such benefits, because we will reduce the Benefit Base and corresponding AWA.
Under either rider your options for allocating Purchase Payments and Contract Value will be restricted, because you must make all allocations in accordance with the rider's Allocation Guidelines and Restrictions. These Allocation Guidelines and Restrictions require you to allocate all of your Purchase Payments and Contract Value in accordance with Allocation by Investment Category guidelines or eligible Benefit Allocation Model Portfolios, and also require participation in the Allocation Adjustment Program. The Allocation Guidelines and Restrictions are designed to limit the volatility of your investment allocations, and the risk that we assume by offering the SecurePay riders. Therefore, if you are seeking a more aggressive growth strategy, the portfolio allocations and Allocation Adjustment Program required for participation in the SecurePay riders are probably not appropriate for you. Please see "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits."
We charge an additional fee if you purchase a SecurePay rider. If you elect a SecurePay rider, you will begin paying this fee as of the date the SecurePay rider is issued. You may not cancel a SecurePay rider for the first ten years following the date of its issue. To purchase a SecurePay rider, the youngest Owner and Annuitant must be age 55 or older and the oldest Owner and Annuitant must be age 85 or younger on the Rider Issue Date.
See "SecurePay with RightTime® Option."

What is the Protective Income Manager Rider (patent pending)?	The Protective Income Manager rider guarantees the right to make withdrawals each year even if your Contract Value is reduced to zero due to poor market performance, and provides fixed lifetime income payments for the life of any Covered Person ("Protected Lifetime Payments") beginning on the Maximum Annuity Date. The Protective Income Manager rider is specifically designed for you to withdraw all of your Contract Value systematically by the (younger) Covered Person's 95th birthday in annual amounts that may vary from year to year (the "Optimal Withdrawal Amount").
Note: The rider may not operate as designed if joint life coverage is selected and there is a significant age difference between the two Covered Persons. In that event, it is likely that on the Maximum Annuity Date (the older Covered Person's 95th birthday), a substantial amount of Contract Value will still be remaining. As a result, it may be in your best interest to apply this amount to an Annuity Option instead of the rider's Protected Lifetime Payment Annuity Option. If so, you will have paid for the rider without receiving its full benefit. If there is a significant age disparity between you and your spouse, then joint life coverage under the rider may not be appropriate for you. You should discuss this with your financial advisor to ascertain if joint life coverage will address your financial needs and be suitable for you. See "Protective Income Manager With RightTime® Option — Selecting Your Coverage Option" for factors to consider when discussing this with your advisor. Also see Appendix I for examples of joint life coverage when there is a significant age difference.
Annual aggregate withdrawals that exceed the Optimal Withdrawal Amount may result in a reduction of rider benefits, and may even significantly reduce or eliminate the value of such benefits, because we will recalculate the minimum guarantees associated with your Optimal Withdrawal Amount on the next Contract Anniversary.
If you purchase the Protective Income Manager rider your options for allocating Purchase Payments and Contract Value will be restricted, because you must make all allocations in accordance with our Allocation Guidelines and Restrictions. The Allocation Guidelines and Restrictions require you to allocate all of your Purchase Payments and Contract Value in accordance with Allocation by Investment Category guidelines or eligible Benefit Allocation Model Portfolios, and also require participation in the Allocation Adjustment Program (patent pending). The Allocation Guidelines and Restrictions are designed to limit the volatility of your investment allocations, and the risk that we assume by offering Protective Income Manager. Therefore, if you are seeking a more aggressive growth strategy, the portfolio allocations and Allocation Adjustment Program required for participation in the Protective Income Manager rider are probably not appropriate for you. Please see "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits."

We charge an additional fee if you purchase the Protective Income Manager rider. If you elect the Protective Income Manager rider, you will begin paying this fee as of the date the Protective Income Manager rider is issued. You may not cancel the Protective Income Manager rider for the first ten years following the date of its issue.
The Protective Income Manager mark is considered to be the exclusive intellectual property of Protective Life Insurance Company. The Protective Income Manager and Allocation Adjustment Program technology and know-how are the proprietary and patent-pending intellectual property of Protective Life Insurance Company. For more information on the Protective Income Manager rider, please see "Protective Income Manager With RightTime® Option."

What is the RightTime® Option?	You may elect either a SecurePay rider or the Protective Income Manager rider at the time you purchase your Contract, or you may purchase one of these riders at a later date under our RightTime® option so long as you satisfy the rider's issue requirements and the rider is still available for sale. If you purchase a rider under the RightTime® option, the rider will be subject to the terms and conditions in effect at the time the rider is issued. Currently, the annual rider fee is 0.10% higher if you exercise the RightTime® option to elect a rider than if you elect the rider when you purchase your Contract. See "Protected Lifetime Income Benefits."

What Annuity Options are available?	Currently, we apply the Annuity Value to an Annuity Option on the Annuity Date, unless you choose to receive that amount in a lump sum. Annuity Options include: payments for a certain period and life income with or without payments for a certain period. Annuity Options are available on either a fixed or variable payment basis. (See "Annuity Payments".)

Is the Contract available for qualified retirement plans?	You may purchase the Contract for use within certain qualified retirement plans or arrangements that receive favorable tax treatment, such as individual retirement accounts and individual retirement annuities (IRAs), and pension and profit sharing plans (including H.R. 10 Plans). Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans or arrangements alone. There are costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax or financial adviser for information specific to your circumstances to determine whether the use of the Contract within a qualified retirement plan is an appropriate investment for you. (See "Description of the Contract, The Contract," and "Federal Tax Matters, Qualified Retirement Plans.")

Where may I find financial information about the Sub-Accounts?	You may find financial information about the Sub-Accounts in Appendix D to this prospectus and in the Statement of Additional Information.

Other contracts	We offer other types of annuity contracts and insurance policies that also invest in the same Funds in which your Contract invests. These other types of contracts and policies may have different charges that could affect the value of their Sub-Accounts and may offer different benefits than the Contract. To obtain more information about these other contracts and policies, you may contact our Administrative Office in writing or by telephone.

Federal Tax Status

Generally all earnings on the investments underlying the Contract are tax-deferred until withdrawn or until annuity income payments begin. A distribution from a non-Qualified Contract, which includes a surrender or withdrawal or payment of a death benefit, will generally result in taxable income if there has been an increase in the Contract Value. In the case of a Qualified Contract, a distribution generally will result in taxable income even if there has not been an increase in the Contract Value. In certain circumstances, a 10% penalty tax may also apply. All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. (See "Federal Tax Matters").

THE COMPANY, VARIABLE ACCOUNT AND FUNDS

Protective Life Insurance Company

The Contracts are issued by Protective Life. Protective Life is a Tennessee corporation and was founded in 1907. Protective Life provides life insurance, annuities, and guaranteed investment contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 2011, Protective Life had total assets of approximately $52.8 billion. Protective Life is the principal operating subsidiary of Protective Life Corporation ("PLC"), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware corporation, had total assets of approximately $52.9 billion at December 31, 2011.

The assets of Protective Life's general account support its insurance and annuity obligations and are subject to its general liabilities from business operations and to claims by its creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits, a SecurePay rider, or the Protective Income Manager rider), are paid from Protective Life's general account, any amounts that Protective Life may pay under the Contract in excess of Contract Value are subject to its financial strength and claims-paying ability. It is important to note that there is no guarantee that Protective Life will always be able to meet its claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider Protective Life's financial strength and claims paying ability to meet its obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

Protective Variable Annuity Separate Account

The Protective Variable Annuity Separate Account is a separate investment account of Protective Life. The Variable Account was established under Tennessee law by the Board of Directors of Protective Life on October 11, 1993. The Variable Account is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a separate account under federal securities laws.

Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life's general account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts. Your Contract Value in the Sub-Accounts is part of the assets of the Variable Account. The portion of the assets of the Variable Account equal to the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account will not be charged with liabilities that arise from any other business Protective Life conducts. Protective Life may transfer to its general account any assets which exceed the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account. Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the net assets supporting the contracts. The income, gains and losses, both realized and unrealized, from the assets of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of Protective Life. The obligations under the Contracts are obligations of Protective Life.

The following Sub-Accounts of the Variable Account generally are available in the Contracts:

Fidelity VIP Contrafund®-SC2*
Fidelity VIP Index 500-SC2*
Fidelity VIP Investment Grade Bond-SC2*
Fidelity VIP MidCap-SC2*
Franklin Flex Cap Growth Securities-C2*
Franklin Income Securities-C2*
Franklin Rising Dividends Securities-C2*
Franklin Small Cap Value Securities-C2*
Franklin Small-MidCap Growth Securities-C2*
Franklin U.S. Government-C2*
Mutual Shares Securities-C2*
Templeton Foreign Securities-C2*
Templeton Developing Markets Securities-C2*
Templeton Global Bond Securities-C2*
Templeton Growth Securities-C2*
Goldman Sachs Growth Opportunities SC*
Goldman Sachs Mid Cap Value SC*
Goldman Sachs Strategic Growth SC*
Goldman Sachs Strategic International Equity SC*
Invesco Van Kampen V.I. Comstock II*
Invesco Van Kampen V.I. Equity and Income II*
Invesco V.I. Balanced Risk Allocation II*
Invesco V.I. Government Securities II*
Invesco Van Kampen V.I. Growth and Income II*
Invesco Van Kampen V.I. Mid Cap Growth II*
Invesco Van Kampen V.I. American Value II*
Invesco V.I. Global Real Estate II*
Invesco V.I. International Growth II*
Invesco V.I. Small Cap Equity II*
Legg Mason ClearBridge Variable Mid Cap Core II*
Legg Mason ClearBridge Variable Small Cap Growth II*
Legg Mason Dynamic Multi-Strategy VIT II*	Lord Abbett Fundamental Equity
Lord Abbett Capital Structure
Lord Abbett Bond-Debenture
Lord Abbett Growth Opportunities
Lord Abbett Classic Stock
Lord Abbett Mid-Cap Stock
MFS Growth-SS*
MFS Investors Growth Stock-SS*
MFS Investors Trust-SS*
MFS New Discovery-SS*
MFS Research Bond-SS*
MFS Research-SS*
MFS Total Return-SS*
MFS Utilities-SS*
MFS Value-SS*
MFS II Emerging Markets Equity-SC*
MFS II International Value-SC*
Oppenheimer Capital Appreciation/VA-SS*
Oppenheimer Global Securities/VA-SS*
Oppenheimer Main Street/VA-SS*
Oppenheimer Money/VA
Oppenheimer Global Strategic Income/VA-SS*
PIMCO All Asset-AC*
PIMCO Long-Term US Government-AC*
PIMCO Low Duration-AC*
PIMCO Real Return-AC*
PIMCO Short-Term-AC*
PIMCO Total Return-AC*
Royce Capital Micro-Cap-SC*
Royce Capital Small-Cap-SC*

*  This Sub-Account invests in a class of Fund shares that pays distribution or service fees under Rule 12b-1 of the Investment Company Act of 1940. For more information, please see "Other Information about the Funds" and "Distribution of the Contracts" in this prospectus, and the prospectus for the Fund.

If you select a SecurePay rider or the Protective Income Manager rider, your options for allocating Purchase Payments and Contract Value will be restricted. You must allocate your Purchase Payments and Contract Value in accordance with our Allocation Guidelines and Restrictions. In general, the required allocations under these guidelines focus on conservative, high quality bond funds, combine bond funds and growth stock funds, or emphasize growth stock funds while including a significant weighting of bond funds with a goal of seeking to provide income and/or capital appreciation while avoiding excessive risk. (See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.")

Administration

Protective Life Insurance Company performs the Contract administration at its Administrative Office at 2801 Highway 280 South, Birmingham, Alabama 35223. Contract administration includes processing applications for the Contracts and subsequent Owner requests; processing Purchase Payments, transfers, surrenders and death benefit claims as well as performing record maintenance and disbursing annuity income payments.

The Funds

The assets of each Sub-Account are invested solely in a corresponding Fund. Each Fund is an investment portfolio of one of the following investment companies: Fidelity® Variable Insurance Products managed by Fidelity Management & Research Company and subadvised by FMR Co., Inc., Strategic Advisors, Inc., or Fidelity Investments Money Management, Inc.; Oppenheimer Variable Account Funds managed by OppenheimerFunds, Inc.; MFS® Variable Insurance TrustSM managed by MFS Investment Management; MFS® Variable Insurance Trust II (the "MFS II Funds") managed by MFS Investment Management; Lord Abbett Series Fund, Inc., managed by Lord, Abbett & Co. LLC; Legg Mason Partners Variable Equity Trust advised by Legg Mason Partners Fund Advisor, LLC, and sub-advised by ClearBridge Advisors, LLC; PIMCO Variable Insurance Trust advised by Pacific Investment Management Company, LLC, and sub-advised by Research Affiliates, LLC; Royce Capital Fund advised by Royce & Associates, LLC; and Goldman Sachs Variable Insurance Trust managed by Goldman Sachs Asset Management L.P. or Goldman Sachs Asset Management International. Franklin Advisers, Inc. is the investment adviser for the Franklin Flex Cap Growth Securities Fund, Franklin Income Securities Fund, Franklin Small-Mid Cap Growth Securities Fund, Franklin U.S. Government Fund and Templeton Global Bond Securities Fund. Franklin Advisory Services, LLC is the investment adviser for Franklin Rising Dividends Securities Fund. Franklin Mutual Advisers, LLC is the investment adviser for Mutual Shares Securities Fund. Templeton Investment Counsel, LLC is investment adviser for Templeton Foreign Securities Fund and Templeton Global Advisors Limited is investment adviser for Templeton Growth Securities Fund. Invesco Advisers, Inc. is the investment adviser for AIM Variable Insurance Funds (Invesco Variable Insurance Funds). The Invesco V.I. Balanced Risk Allocation Fund is subadvised by Invesco Asset Management Deutschland GmbH. Shares of these funds are offered only to:

(1)  the Variable Account;

(2)  other separate accounts of Protective Life and its affiliates supporting variable annuity contracts or variable life insurance policies;

(3)  separate accounts of other life insurance companies supporting variable annuity contracts or variable life insurance policies; and

(4)  certain qualified retirement plans.

Such shares are not offered directly to investors but are available only through the purchase of such contracts or policies or through such plans. See the prospectus for each Fund for details about that Fund.

There is no guarantee that any Fund will meet its investment objectives. Please refer to the prospectus for each of the Funds you are considering for more information. You may obtain a prospectus for any of the Funds by contacting Protective Life or by asking your investment advisor. You should read the Funds' prospectuses carefully before making any decision concerning the allocation of Purchase Payments or transfers among the Sub-Accounts.

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco Van Kampen V.I. Equity and Income Fund, Series II Shares

This Fund's investment objectives are both capital appreciation and current income.

Invesco Van Kampen V.I. American Value Fund, Series II Shares

This Fund's investment objective is to provide above-average total return over a market cycle of three to five years by investing in common stocks and other equity securities.

Invesco Van Kampen V.I. Comstock Fund, Series II Shares

This Fund's investment objective is to seek capital growth and income through investment in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

Invesco V.I. Balanced Risk Allocation Fund, Series II Shares

The Fund's investment objective is total return with a low to moderate correlation to traditional financial market indices.

Invesco V.I. Government Securities Fund, Series II Shares

The Fund's investment objective is total return, comprised of current income and capital appreciation.

Invesco Van Kampen V.I. Growth and Income Fund, Series II Shares

This Fund's investment objective is to seek long-term growth of capital and income.

Invesco Van Kampen V.I. MidCap Growth Fund, Series II Shares

This Fund's investment objective is to seek capital growth.

Invesco V.I. Global Real Estate Fund, Series II Shares

This Fund's investment objective is total return through growth of capital and current income.

Invesco V.I. International Growth Fund, Series II Shares

This Fund's investment objective is long-term growth of capital.

Invesco V.I. Small Cap Equity Fund, Series II Shares

The Fund's investment objective is long-term growth of capital.

Fidelity® Variable Insurance Products

VIP Contrafund® Portfolio, Service Class 2

This Fund seeks long-term capital appreciation.

VIP Index 500 Portfolio, Service Class 2

This Fund seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500® Index.

VIP Investment Grade Bond Portfolio, Service Class 2

This Fund seeks as high a level of current income as is consistent with the preservation of capital.

VIP MidCap Portfolio, Service Class 2

This Fund seeks long-term growth of capital.

Franklin Templeton Variable Insurance Products Trust

Franklin Flex Cap Growth Securities Fund, Class 2

This Fund seeks capital appreciation. Under normal market conditions, the Fund invests predominantly in equity securities of companies that the manager believes have the potential for capital appreciation.

Franklin Income Securities Fund, Class 2

This Fund seeks to maximize income while maintaining prospects for capital appreciation. Under normal market conditions, the Fund invests in both equity and debt securities.

Franklin Rising Dividends Securities Fund, Class 2

This Fund seeks long-term capital appreciation, with preservation of capital as an important consideration. Under normal market conditions, the Fund invests at least 80% of its net assets in investments of companies that have paid rising dividends.

Franklin Small Cap Value Securities Fund, Class 2

This Fund seeks long-term total return. Under normal market conditions, the Fund invests at least 80% of its net assets in investments of small capitalization companies.

Franklin Small-Mid Cap Growth Securities Fund, Class 2

This Fund seeks long-term capital growth. Under normal market conditions, the Fund invests at least 80% of its net assets in investments of small capitalization and mid capitalization companies.

Franklin U.S. Government Fund, Class 2

This Fund seeks income. Under normal market conditions, the Fund invests at least 80% of its net assets in U.S. government securities.

Mutual Shares Securities Fund, Class 2

This Fund seeks capital appreciation, with income as a secondary goal. Under normal market conditions, the Fund invests primarily in U.S. and foreign equity securities that the manager believes are undervalued.

Templeton Foreign Securities Fund, Class 2

This Fund seeks long-term capital growth. Under normal market conditions, the Fund invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets.

Templeton Developing Markets Securities Fund, Class 2

This Fund seeks long-term capital appreciation.

Templeton Global Bond Securities Fund, Class 2

This Fund seeks high current income, consistent with preservation of capital, with capital appreciation as a secondary consideration. Under normal market conditions, this Fund invests at least 80% of its net assets in bonds, which include debt securities of any maturity, such as bonds, notes, bills and debentures.

Templeton Growth Securities Fund, Class 2

This Fund seeks long-term capital growth. Under normal market conditions, the Fund invests primarily in equity securities of companies located anywhere in the world, including those in the U.S. and in emerging markets.

Goldman Sachs Variable Insurance Trust

Strategic Growth Fund, Service Class

This Fund seeks long-term growth of capital.

Growth Opportunities Fund, Service Class

This Fund seeks long-term growth of capital.

Mid Cap Value Fund, Service Class

This Fund seeks long-term capital appreciation.

Strategic International Equity Fund, Service Class

This Fund seeks long-term growth of capital.

Legg Mason Partners Variable Equity Trust

Legg Mason ClearBridge Variable Mid Cap Core Fund, Class II

This Fund seeks long-term growth of capital.

Legg Mason ClearBridge Variable Small Cap Growth Fund, Class II

This fund seeks long-term growth of capital.

Legg Mason Dynamic Multi-Strategy VIT Fund, Class II

The fund seeks the highest total return (that is, a combination of income and long-term capital appreciation) over time consistent with its asset mix. The fund will seek to reduce volatility as a secondary objective.

Lord Abbett Series Fund, Inc.

Fundamental Equity Portfolio — Value Fund Class

The Fund's investment objective is long-term growth of capital and income without excessive fluctuations in market value.

Capital Structure Portfolio

The Fund's investment objective is to seek current income and capital appreciation.

Bond-Debenture Portfolio

The Fund's investment objective is to seek high current income and the opportunity for capital appreciation to produce a high total return.

Growth Opportunities Portfolio

The Fund's investment objective is capital appreciation.

Classic Stock Portfolio

The Fund's investment objective is growth of capital and growth of income consistent with reasonable risk.

Mid-Cap Stock Portfolio

The Fund's investment objective is to seek capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

MFS® Variable Insurance Trust

MFS Growth Series, Service Class Shares

This Fund's investment objective is to seek capital appreciation.

MFS Investors Growth Stock Series, Service Class Shares

This Fund's investment objective is to seek capital appreciation.

MFS Investors Trust Series, Service Class Shares

This Fund's investment objective is to seek capital appreciation.

MFS New Discovery Series, Service Class Shares

This Fund's investment objective is to seek capital appreciation.

MFS Research Bond Series, Service Class Shares

This Fund seeks total return with an emphasis on current income, but also considering capital appreciation.

MFS Research Series, Service Class Shares

This Fund's investment objective is to seek capital appreciation.

MFS Total Return Series, Service Class Shares

This Fund's investment objective is to seek total return.

MFS Utilities Series, Service Class Shares

This Fund's investment objective is to seek total return.

MFS Value Series, Service Class Shares

This Fund's investment objective is to seek capital appreciation.

MFS® Variable Insurance Trust II

MFS Emerging Markets Equity Portfolio, Service Class Shares

This Fund's investment objective is to seek capital appreciation.

MFS International Value Portfolio, Service Class Shares

This Fund's investment objective is to seek capital appreciation.

Oppenheimer Variable Account Funds

Capital Appreciation Fund/VA, Service Shares

This Fund seeks to achieve capital appreciation by investing in securities of well-known established companies.

Global Securities Fund/VA, Service Shares

This Fund seeks long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, "growth type" companies, cyclical industries and special situations that are considered to have appreciation possibilities.

Main Street Fund/VA, Service Shares

This Fund seeks a high total return.

Money Fund/VA

This Fund seeks maximum current income from investments in "money market" securities consistent with low capital risk and the maintenance of liquidity. An investment in the Money Fund is not a deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund. The yield of this Fund may become very low during periods of low interest rates. After deduction of Variable Account charges, the yield in the Sub-Account that invests in this Fund could be negative.

Global Strategic Income Fund/VA, Service Shares

This Fund seeks a high level of current income principally derived from interest on debt securities.

PIMCO Variable Insurance Trust

All Asset Fund, Advisor Class

This Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management.

Long-Term US Government Fund, Advisor Class

This Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The portfolio focuses on a diversified portfolio of long-term fixed income securities issued or guaranteed by the U.S. Government, its agencies or government-sponsored enterprises.

Low Duration Fund, Advisor Class

This Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The portfolio focuses on Short Maturity Fixed Income Instruments of 1-3 years.

Real Return Fund, Advisor Class

This Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management. The portfolio focuses on inflation-indexed fixed income instruments of the U.S. and non-U.S. governments, their agencies or instrumentalities and corporations.

Short-Term Fund, Advisor Class

This Portfolio seeks maximum current income, consistent with preservation of capital and daily liquidity. The portfolio focuses on short term fixed income instruments of U.S. and non-U.S. public or private sector entities.

Total Return Fund, Advisor Class

This Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The portfolio focuses on a diversified portfolio of fixed income instruments of varying maturities.

Royce Capital Fund

Micro-Cap Fund, Service Class

This Fund seeks long-term growth of capital. Invests primarily in equity securities of micro-cap companies with market capitalizations of up to $500 million.

Small-Cap Fund, Service Class

This Fund seeks long-term growth of capital. Invests primarily in equity securities of small-cap companies, those with market capitalizations between $500 million and $2.5 billion.

There is no assurance that the stated objectives and policies of any of the Funds will be achieved. More detailed information concerning the investment objectives, policies and restrictions of the Funds, the expenses of the Funds, the risks attendant to investing in the Funds and other aspects of their operations can be found in the current prospectuses for the Funds and the current Statement of Additional Information for each of the Funds. You may obtain a prospectus or a Statement of Additional Information for any of the Funds by contacting Protective Life or by asking your investment advisor. You should read the Funds' prospectuses carefully before making any decision concerning the allocation of Purchase Payments or transfers among the Sub-Accounts.

Certain Funds may have investment objectives and policies similar to other mutual funds (sometimes having similar names) that are managed by the same investment adviser or manager. The investment results of the Funds, however, may be more or less favorable than the results of such other mutual funds. Protective Life does not guarantee or make any representation that the investment results of any Fund is, or will be, comparable to any other mutual fund, even one with the same investment adviser or manager.

Selection of Funds

We select the Funds offered through the Contracts based on several criteria, including the following:

•  asset class coverage,

•  the strength of the investment adviser's (or sub-adviser's) reputation and tenure,

•  brand recognition,

•  performance,

•  the capability and qualification of each investment firm, and

•  whether our distributors are likely to recommend the Funds to Contract Owners.

Another factor we consider during the selection process is whether the Fund, its adviser, its sub-adviser, or an affiliate will make payments to us or our affiliates. For a discussion of these arrangements, see "Certain Payments We Receive with Regard to the Funds." We also consider whether the Fund, its adviser, sub-adviser, or distributor (or an affiliate) can provide marketing and distribution support for sale of the Contracts. We review each Fund periodically after it is selected.

Upon review, we may remove a Fund or restrict allocation of additional Purchase Payments and/or transfers of Contract Value to a Fund if we determine the Fund no longer meets one or more of the criteria and/or if the Fund has not attracted significant contract owner assets. We do not recommend or endorse any particular Fund, and we do not provide investment advice.

Asset Allocation Model Portfolios

Four asset allocation models ("Model Portfolios") are available at no additional charge as investment options under your Contract.

Each Model Portfolio invests different percentages of Contract Value in some or all of the Sub-Accounts under your Contract, and these Model Portfolios range from conservative to aggressive. The Model Portfolios are intended to provide a diversified investment portfolio by combining different asset classes to help you reach your investment goal. Also, while diversification may help reduce overall risk, it does not eliminate the risk of losses and it does not protect against losses in a declining market. There can be no assurance that any of the Model Portfolios will achieve their investment objective.

Pursuant to an agreement with Protective Life, Milliman, Inc., a diversified financial services firm and registered investment adviser, determines the composition of the Model Portfolios and is compensated by Protective for doing so. There is no investment advisory relationship between Milliman and Owners. In the future, Protective may modify or discontinue its arrangement with Milliman, in which case Protective may contract with another firm to provide similar asset allocation models, provide its own asset allocation models, or cease offering asset allocation models.

The available Model Portfolios and the composition of each specific Model Portfolio you select may change from time to time. However, we will not change your existing Contract Value or Purchase Payment allocation or percentages in response to these changes. If you desire to change your Contract Value or Purchase Payment allocation or percentages to reflect a revised or different Model Portfolio, you must submit new allocation instructions to us in writing.

The following is a brief description of the four Model Portfolios currently available. They are more fully described in a separate brochure. Your sales representative can provide additional information about the Model Portfolios and help you select which Model Portfolio, if any, may be suitable for you. Please talk to him or her if you have additional questions about these Model Portfolios.

Conservative Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 45% in equity and 55% in fixed income investments. The largest of the asset class target allocations are in fixed income, large cap value and mortgages.

Moderate Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 55% in equity and 45% in fixed income investments. The largest asset class target allocations are in fixed income, large cap value, international equity and large cap growth.

Growth and Income portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 65% in equity and 35% in fixed income investments. The largest asset class target allocations are in fixed income, international equity, large cap value, and large cap growth.

Aggressive Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 90% in equity and 10% in fixed income investments. The largest asset class target allocations are in international equity, large cap value, large cap growth and mid cap stocks.

The target asset allocations of these Model Portfolios may vary from time to time in response to market conditions and changes in the portfolio holdings of the Funds in the underlying Sub-Accounts.

Other Information about the Funds

Each Fund sells its shares to the Variable Account in accordance with the terms of a participation agreement between the appropriate investment company and Protective Life. The termination provisions of these agreements vary. If a participation agreement relating to a Fund terminates, the Variable Account may not be able to purchase additional shares of that Fund. In that event, Owners may no longer be able to allocate Variable Account value or Purchase Payments to Sub-Accounts investing in that Fund. In certain circumstances, it is also possible that a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement relating to that Fund has not been terminated. Should a Fund decide to discontinue selling its shares to the Variable Account, Protective Life would not be able to honor requests from Owners to allocate Purchase Payments or transfer Contract Value to the Sub-Account investing in shares of that Fund.

Certain Payments We Receive with Regard to the Funds

We (and our affiliates) may receive payments from the Funds, their advisers, sub-advisers, and their distributors, or affiliates thereof. These payments are negotiated and thus differ by Fund (sometimes substantially), and the amounts we (or our affiliates) receive may be significant. Proceeds from these payments may be used for any corporate purpose, including payment of expenses that we and our affiliates incur in promoting, marketing, distributing, and administering the Contracts, and, in our role as intermediary, the Funds. We (and our affiliates) may profit from these payments.

12b-1 Fees. We and our affiliate, Investment Distributors, Inc. ("IDI"), the principal underwriter for the Contracts, receive 12b-1 fees from the Funds, their advisers, sub-advisers, and their distributors, or affiliates thereof that are based on a percentage of the average daily net assets of the particular Fund attributable to the Contracts and to certain other variable insurance contracts issued or administered by us (or our affiliate). IDI may pay some or all of the 12b-1 fees it receives to us. Rule 12b-1 fees are paid out of Fund assets as part of the Fund's total annual fund operating expenses. Payments made out of Fund assets will reduce the amount of assets that you otherwise would have available for investment, and will reduce the return on your investment. The chart below shows the maximum 12b-1 fees we and IDI anticipate we will receive from the Funds on an annual basis:

Incoming 12b-1 Fees

Fund	Maximum 12b-1 fee
Paid to IDI:
Fidelity Variable Insurance Products	0.25%
Paid to us:
Franklin Templeton Variable Insurance Products Trust	0.25%
Goldman Sachs Variable Insurance Trust	0.25%
Royce Capital Fund	0.25%
Legg Mason Partners Variable Equity Trust	0.25%
MFS Variable Insurance Trust	0.25%
MFS Variable Insurance Trust II	0.25%
PIMCO Variable Insurance Trust	0.25%
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	0.25%
Oppenheimer Variable Account Funds	0.25%

Payments From Advisers and/or Distributors. As of the date of this prospectus, we (or our affiliates) also receive payments from the investment advisers, sub-advisers, or distributors (or affiliates thereof) of all of the Funds. These payments may be derived, in whole or in part, from the investment advisory fee deducted from Fund assets. Owners, through their indirect investment in the Funds, bear the costs of these investment advisory fees (see the Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of the average daily net assets of the particular Fund attributable to the Contracts and to certain other variable insurance contracts issued or administered by us (or our affiliate). The payments we receive from the investment advisers, sub-advisers or distributors of the Funds currently range from 0.10% to 0.50% of Fund assets attributable to our variable insurance contracts.

Other Payments. A Fund's adviser, sub-adviser, or distributor or its affiliates may provide us (or our affiliates) and/or broker-dealers that sell the Contracts ("selling firms") with marketing support, may pay us (or our affiliates) and/or selling firms amounts to participate in national and regional sales conferences and meetings with the sales desks, and may occasionally provide us (or our affiliates) and/or selling firms with items of relatively small value, such as promotional gifts, meals, tickets, or other similar items in the normal course of business.

For details about the compensation payments we make in connection with the sale of the Contracts, see "Distribution of the Contracts."

Other Investors in the Funds

Shares of Fidelity® Variable Insurance Products, AIM Variable Insurance Funds (Invesco Variable Insurance Funds), the MFS® Variable Insurance Trust, MFS® Variable Insurance Trust II, Oppenheimer Variable Account Funds, Lord Abbett Series Fund, Inc., Franklin Templeton Variable Insurance Products Trust, Royce Capital Fund, Legg Mason Partners Variable Equity Trust, PIMCO Variable Insurance Trust and Goldman Sachs Variable Insurance Trust, are sold to separate accounts of insurance companies, which may or may not be affiliated with Protective Life or each other, a practice known as "shared funding." They may also be sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners of Protective Life's Contracts, whose Contract Values are allocated to the Variable Account, and of owners of other contracts whose contract values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of these Funds may also be sold to certain qualified pension and retirement plans. As a result, there is a possibility that a material conflict may arise between the interests of Contract Owners generally or certain classes of Contract Owners, and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, Protective Life will consider what action may be appropriate, including removing the Fund from the Variable Account or replacing the Fund with another fund. The boards of directors (or trustees) of Fidelity® Variable Insurance Products, AIM Variable Insurance Funds (Invesco Variable Insurance Funds), the MFS® Variable Insurance TrustSM, MFS® Variable Insurance Trust II, Oppenheimer Variable Account Funds, Lord Abbett Series Fund, Inc., Franklin Templeton Variable Insurance Products Trust, Royce Capital Fund, Legg Mason Partners Variable Equity Trust, PIMCO Variable Insurance Trust and Goldman Sachs Variable Insurance Trust, monitor events related to their Funds to identify possible material irreconcilable conflicts among and between the interests of the Fund's various investors. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund's prospectus.

Addition, Deletion or Substitution of Investments

Protective Life reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase. If the shares of a Fund are no longer available for investment or if in Protective Life's judgment further investment in any Fund should become inappropriate in view of the purposes of the Variable Account, Protective Life may redeem the shares, if any, of that Fund and substitute shares of another registered open-end management company or unit investment trust. The new funds may have higher fees and charges than the ones they replaced. Protective Life will not substitute any shares attributable to a Contract's interest in the Variable Account without notice and any necessary approval of the Securities and Exchange Commission and state insurance authorities.

Protective Life also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares of a new Fund. Subject to applicable law and any required SEC approval, Protective Life may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. We may make any new Sub-Accounts available to existing Owner(s) on a basis we determine. All Sub-Accounts and Funds may not be available to all classes of contracts.

If we make any of these substitutions or changes, Protective Life may by appropriate endorsement change the Contract to reflect the substitution or other change. If Protective Life deems it to be in the best interest of Owners and Annuitants, and subject to any approvals that applicable law may require, we may operate the Variable Account as a management company under the 1940 Act, we may de-register it under that Act if registration is no longer required, or we may combine it with other Protective Life separate accounts. Protective Life reserves the right to make any changes to the Variable Account that the 1940 Act or other applicable law or regulation requires or permits.

DESCRIPTION OF THE CONTRACT

The following sections describe the Contracts currently being offered.

The Contract

The Protective Variable Annuity Contract is an individual flexible premium deferred variable and fixed annuity contract issued by Protective Life. There are three different classes of the Contract — the L Series, the B Series, and the C Series — with different charges and features that may be appropriate for you based on your financial situation, your age, and how you intend to use the Contract. Once you elect a class, you may not later switch to a different class. Therefore, before you select a class, you should carefully compare all three and consult your sales representative to determine which class best suits your needs. The three classes differ as follows:

	L Series	B Series	C Series
Mortality and Expense Risk Charge	1.50%	1.20%	1.60%
Administration Charge	0.15%	0.10%	0.15%
Total Variable Account Annual Expenses	1.65%	1.30%	1.75%
Surrender Charge Schedule (Based on Date of Each Purchase Payment)	4 years (7.0%, 7.0%, 6.0%, 6.0%)	7 years (7.0%, 6.0%, 6.0%, 5.0%, 4.0%, 3.0%, 2.0%)	None
Minimum Required Initial Purchase Payment	$25,000	$5,000 ($25,000 if Protective Income Manager rider is purchased)	$25,000
Ability to Allocate Purchase Payments and Transfer Contract Value to the Fixed Account	Yes	Yes	No

Among the factors you should consider when choosing which class may be most appropriate for your individual needs are the following:

•  Your age;

•  The amount of your initial investment;

•  How long you intend to hold the Contract;

•  The likelihood that you will want or need to make withdrawals from the Contract and if so, when you would do so (withdrawals will be reduced by the imposition of any applicable surrender charge);

•  Your investment objectives, particularly with respect to allocating Purchase Payments and transferring Contract Value to the Fixed Account (amounts held in the Fixed Account are credited a fixed rate of interest);

•  Your desire to minimize costs and/or maximize returns associated with the Contract.

Use of the Contract in Qualified Plans

You may purchase the Contract on a non-qualified basis. You may also purchase it for use within certain qualified retirement plans or in connection with other employee benefit plans or arrangements that receive favorable tax treatment. Such qualified plans include individual retirement accounts and individual retirement annuities (IRAs), and pension and profit sharing plans (including H.R. 10 Plans). Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans and employee benefit plans or arrangements alone. There are costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax and/or financial adviser regarding the use of the Contract within a Qualified Plan or in connection with other employee benefit plans or arrangements. You should carefully consider the benefits and features provided by the Contract in relation to their costs as they apply to your particular situation.

Parties to the Contract

Owner

The Owner is the person or persons who own the Contract and is entitled to exercise all rights and privileges provided in the Contract. Two persons may own the Contract together. In the case of two Owners, provisions relating to action by the Owner means both Owners acting together. However, Protective Life may accept instructions from one Owner on behalf of both Owners. Protective Life will only issue a Contract prior to each Owner's 86th birthday (76th birthday if the Maximum Anniversary Value Death Benefit is selected). Individuals as well as nonnatural persons, such as corporations or trusts, may be Owners. In the case of Owners who are nonnatural persons, age restrictions apply to the Annuitant.

The Owner of this Contract may be changed by Written Notice provided:

(1)  each new Owner's 86th birthday (76th birthday if Maximum Anniversary Value Death Benefit was selected) is after the Issue Date; and

(2)  each new Owner's 95th birthday is on or after the Annuity Date.

For a period of 1 year after any change of ownership involving a natural person, the death benefit will equal the Contract Value. Naming a nonnatural person as an Owner or changing the Owner may result in a tax liability. (See "Taxation of Annuities in General.") If you select a SecurePay rider or the Protective Income Manager rider, changing and/or adding Owners may result in termination of the rider. (See "Protected Lifetime Income Benefits.")

Beneficiary

The Beneficiary is the person or persons who may receive the benefits of this Contract upon the death of any Owner.

Primary — The Primary Beneficiary is the surviving Owner, if any. If there is no surviving Owner, the Primary Beneficiary is the person or persons designated by the Owner and named in our records.

Contingent — The Contingent Beneficiary is the person or persons designated by the Owner and named in our records to be Beneficiary if the Primary Beneficiary is not living at the time of the Owner's death.

If no Beneficiary designation is in effect or if no Beneficiary is living at the time of an Owner's death, the Beneficiary will be the estate of the deceased Owner. If any Owner dies on or after the Annuity Date, the Beneficiary will become the new Owner.

Unless designated irrevocably, the Owner may change the Beneficiary by Written Notice prior to the death of any Owner. An irrevocable Beneficiary is one whose written consent is needed before the Owner can change the Beneficiary designation or exercise certain other rights. In the case of certain

Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary. If you select a SecurePay rider or the Protective Income Manager rider, changing and/or adding Beneficiaries may result in termination of the rider. (See "Protected Lifetime Income Benefits.")

Annuitant

The Annuitant is the person or persons on whose life annuity income payments may be based. The first Owner shown on the application for the Contract is the Annuitant unless the Owner designates another person as the Annuitant. The Contract must be issued prior to the Annuitant's 86th birthday (76th birthday if the Maximum Anniversary Value Death Benefit is selected). If the Annuitant is not an Owner and dies prior to the Annuity Date, the Owner will become the new Annuitant unless the Owner designates otherwise. However, if the Owner is a nonnatural person, the death of the Annuitant will be treated as the death of the Owner.

The Owner may change the Annuitant by Written Notice prior to the Annuity Date. However, if any Owner is not an individual the Annuitant may not be changed. The new Annuitant's 95th birthday must be on or after the Annuity Date in effect when the change of Annuitant is requested. If you select a SecurePay rider or the Protective Income Manager rider, changing the Annuitant will result in termination of the rider. (See "Protected Lifetime Income Benefits.")

Payee

The Payee is the person or persons designated by the Owner to receive the annuity income payments under the Contract. The Annuitant is the Payee unless the Owner designates another party as the Payee. The Owner may change the Payee at any time.

Issuance of a Contract

To purchase a Contract, you must submit certain application information and an initial Purchase Payment to Protective Life through a licensed representative of Protective Life. Any such licensed representative must also be a registered representative of a broker/dealer having a distribution agreement with Investment Distributors, Inc. Protective Life reserves the right to accept or decline a request to issue a Contract. Contracts may be sold to or in connection with retirement plans which do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Code.

If the necessary application information for a Contract accompanies the initial Purchase Payment, we will allocate the initial Purchase Payment (less any applicable premium tax) to the Investment Options as you direct on the appropriate form within two business days of receiving such Purchase Payment at the Administrative Office. If we do not receive the necessary application information, Protective Life will retain the Purchase Payment for up to five business days while it attempts to complete the information. If the necessary application information is not complete after five business days, Protective Life will inform the applicant of the reason for the delay and return the initial Purchase Payment immediately unless the applicant specifically consents to Protective Life retaining it until the information is complete. Once the information is complete, we will allocate the initial Purchase Payment to the appropriate Investment Options within two business days. You may transmit information necessary to complete an application to Protective Life by telephone, facsimile, or electronic media.

Purchase Payments

We will only accept Purchase Payments before the earlier of the oldest Owner's and Annuitant's 86th birthday. No Purchase Payment will be accepted within 3 years of the Annuity Date then in effect. If you select a SecurePay rider, you cannot make any Purchase Payments on or after the Benefit Election Date. (See "SecurePay With RightTime® Option.") The minimum initial Purchase Payment is $25,000 ($5,000 for the B Series without the Protective Income Manager rider). The minimum subsequent Purchase Payment is $100 or $50 if made by electronic funds transfer. We reserve the right not to accept any Purchase Payment. Under certain circumstances, we may be required by law to reject a Purchase Payment.

Purchase Payments are payable at our Administrative Office. You may make them by check payable to Protective Life Insurance Company or by any other method we deem acceptable. We will process Purchase Payments as of the end of the Valuation Period during which we receive them at our Administrative Office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 p.m. Central Time. We will process any Purchase Payment received at our Administrative Office after the end of the Valuation Period on the next Valuation Date. Protective Life retains the right to limit the maximum aggregate Purchase Payment that can be made without prior Administrative Office approval. This amount is currently $1,000,000. We may impose conditions for our acceptance of aggregate Purchase Payments greater than $1,000,000 such as limiting the death benefit options that are available under your Contract or your right to purchase a Protected Lifetime Income Benefit rider after the Issue Date under our RightTime option.

Under the current automatic purchase payment plan, you may select a monthly or quarterly payment schedule pursuant to which Purchase Payments will be automatically deducted from a bank account. We currently accept automatic Purchase Payments on the 1st through the 28th day of each month. Each automatic Purchase Payment must be at least $50. You may not allocate payments made through the automatic purchase payment plan to any DCA Account. You may not elect the automatic purchase payment plan and the automatic withdrawal plan simultaneously. (See "Surrenders and Withdrawals".) Upon notification of the death of any Owner the Company will terminate deductions under the automatic purchase payment plan. The automatic purchase payment plan is not available if you purchase the Protective Income Manager rider. If you select the Protective Income Manager rider under our RightTime® Option, any automatic purchase payment plan in effect will terminate on the Rider Issue Date. See "Protective Income Manager With RightTime® Option."

We do not always receive your Purchase Payment or your application on the day you send them or give them to your sales representative. In some circumstances, such as when you purchase a Contract in exchange for an existing annuity contract from another company, we may not receive your Purchase Payment from the other company for a substantial period of time after you sign the application and send it to us.

Right to Cancel

You have the right to return the Contract within a certain number of days after you receive it by returning it, along with a written cancellation request, to our Administrative Office or the sales representative who sold it. In the state of Connecticut, non-written requests are also accepted. The number of days, which is at least ten, is determined by state law in the state where the Contract is delivered. Return of the Contract by mail is effective on being post-marked, properly addressed and postage pre-paid. We will treat the returned Contract as if it had never been issued. Where permitted, Protective Life will refund the Contract Value plus any fees deducted from either Purchase Payments or Contract Value. This amount may be more or less than the aggregate amount of your Purchase Payments up to that time. In states requiring the return of Purchase Payments, we will refund the greater of the Contract Value or the Purchase Payment.

For individual retirement annuities and Contracts issued in states where, upon cancellation during the right-to-cancel period, we return at least your Purchase Payments, we reserve the right to allocate all or a portion of your initial Purchase Payment (and any subsequent Purchase Payment made during the right-to-cancel period) that you allocated to the Sub-Accounts to the Oppenheimer Money Fund Sub-Account until the expiration of the right-to-cancel period. Thereafter, we will allocate all Purchase Payments according to your allocation instructions then in effect.

Allocation of Purchase Payments

Owners must indicate in the application how their initial and subsequent Purchase Payments are to be allocated among the Investment Options. If your allocation instructions are indicated by percentages, whole percentages must be used.

Owners may change allocation instructions by Written Notice at any time. Owners may also change instructions by telephone, facsimile, automated telephone system or via the Internet at www.protective.com ("non-written instructions"). For non-written instructions regarding allocations, we may require a form of personal identification prior to acting on instructions and we will record any telephone voice instructions. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to limit or eliminate any of these non-written communication methods for any Contract or class of Contracts at any time for any reason.

If you select a SecurePay rider or the Protective Income Manager rider, your options for allocating Purchase Payments will be restricted. You must allocate your Purchase Payments (and Contract Value) in accordance with our Allocation Guidelines and Restrictions. (See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.")

Variable Account Value

Sub-Account Value

A Contract's Variable Account value at any time is the sum of the Sub-Account values and therefore reflects the investment experience of the Sub-Accounts to which it is allocated. There is no guaranteed minimum Variable Account value. The Sub-Account value for any Sub-Account as of the Issue Date is equal to the amount of the initial Purchase Payment allocated to that Sub-Account. On subsequent Valuation Dates prior to the Annuity Date, the Sub-Account value is equal to that part of any Purchase Payment allocated to the Sub-Account and any Contract Value transferred to the Sub-Account, adjusted by income, dividends, net capital gains or losses (realized or unrealized), decreased by withdrawals (including any applicable surrender charges and premium tax), Contract Value transferred out of the Sub-Account and fees deducted from the Sub-Account.

The Sub-Account value for a Contract may be determined on any day by multiplying the number of Accumulation Units attributable to the Contract in that Sub-Account by the Accumulation Unit value for the Accumulation Units in that Sub-Account on that day.

Determination of Accumulation Units

Purchase Payments allocated and Contract Value transferred to a Sub-Account are converted into Accumulation Units. An Accumulation Unit is a unit of measure used to calculate the value of a Sub-Account prior to the Annuity Date. We determine the number of Accumulation Units to be credited to a Contract by dividing the dollar amount directed to the Sub-Account by the Accumulation Unit value of the appropriate class of Accumulation Units of that Sub-Account for the Valuation Date as of which the allocation or transfer occurs. Purchase Payments allocated or amounts transferred to a Sub-Account under a Contract increase the number of Accumulation Units of that Sub-Account credited to the Contract. We execute such allocations and transfers as of the end of the Valuation Period in which we receive a Purchase Payment or Written Notice or other instruction requesting a transfer.

Certain events reduce the number of Accumulation Units of a Sub-Account credited to a Contract. The following events result in the cancellation of the appropriate number of Accumulation Units of a Sub-Account:

•  surrenders and applicable surrender charges;

•  withdrawals and applicable surrender charges;

•  automatic withdrawals and applicable surrender charges;

•  transfer from a Sub-Account and any applicable transfer fee;

•  payment of a death benefit claim;

•  application of the Contract Value to an Annuity Option; and

•  deduction of the monthly death benefit fee, the monthly SecurePay Fee, the monthly Protective Income Manager fee and the annual contract maintenance fee.

Accumulation Units are canceled as of the end of the Valuation Period in which we receive Written Notice of or other instructions regarding the event. Accumulation Units associated with the monthly death benefit fee, the monthly SecurePay Fee, the monthly Protective Income Manager fee and the annual contract maintenance fee are canceled without notice or instruction.

Determination of Accumulation Unit Value

The Accumulation Unit value for each class of Accumulation Units in a Sub-Account at the end of every Valuation Date is the Accumulation Unit value for that class at the end of the previous Valuation Date times the net investment factor.

Net Investment Factor

The net investment factor measures the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the net investment factor reflects the investment performance of the Fund in which the Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

(1)  is the result of:

a.  the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

b.  the per share amount of any dividend or capital gain distributions made by the Funds held in the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period.

(2)  is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the most recent prior Valuation Period.

(3)  is a factor representing the mortality and expense risk charge and the administration charge for the number of days in the Valuation Period and a charge or credit for any taxes attributed to the investment operations of the Sub-Account, as determined by the Company.

Transfers

Before the Annuity Date, you may instruct us to transfer Contract Value between and among the Investment Options. When we receive your transfer instructions at our Administrative Office, we will allocate the Contract Value you transfer at the next price determined for the Investment Options you indicate. Prices for the Investment Options are determined as of the end of each Valuation Period, which is the close of regular trading on the New York Stock Exchange (generally 3:00 p.m. Central Time). Accordingly, transfer requests received at our Administrative Office before the close of regular trading on the New York Stock Exchange are processed at the price determined as of the close of regular trading on the day the requests are received; transfer requests received at our Administrative Office after the close of regular trading on the New York Stock Exchange are processed at the price determined as of the close of regular trading on the next day on which the New York Stock Exchange is open for regular trading. We may defer transfer requests under the same conditions that payment of withdrawals and surrenders may be delayed. (See "Suspension or Delay in Payments.") There are limitations on transfers, which are described below.

After the Annuity Date, when Variable Income Payments are selected, transfers are allowed between Sub-Accounts, but are limited to one transfer per month. Dollar cost averaging and portfolio rebalancing are not allowed. No transfers are allowed within the Guaranteed Account or from a Sub-Account and Guaranteed Account.

If you select a SecurePay rider or the Protective Income Manager rider, your options for transferring Contract Value will be restricted. You must transfer Contract Value in accordance with our Allocation Guidelines and Restrictions. (See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.")

How to Request Transfers

Before or after the Annuity Date, owners may request transfers by Written Notice at any time. Owners also may request transfers by telephone, facsimile, automated telephone system or via the Internet at www.protective.com ("non-written instructions"). From time to time and at our sole discretion, we may introduce additional methods for requesting transfers or discontinue any method for making non-written instructions for such transfers. We will require a form of personal identification prior to acting on non-written instructions and we will record telephone requests. We will send you a confirmation of all transfer requests communicated to us. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent transfer requests.

Reliability of Communications Systems

The Internet and telephone systems may not always be available. Any computer or telephone system, whether it is yours, your service providers', your registered representative's, or ours, can experience unscheduled outages or slowdowns for a variety of reasons. Such outages or delays may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you can make your transaction by writing to us.

Limitations on Transfers

We reserve the right to modify, limit, suspend or eliminate the transfer privileges (including acceptance of non-written instructions submitted by telephone, automated telephone system, the Internet or facsimile) without prior notice for any Contract or class of Contracts at any time for any reason.

Minimum amounts. You must transfer at least $100 each time you make a transfer. If the entire amount in the Investment Option is less than $100, you must transfer the entire amount. If less than $100 would be left in an Investment Option after a transfer, then we may transfer the entire amount out of that Investment Option instead of the requested amount.

Number of transfers. Currently we do not generally limit the number of transfers that may be made. We reserve the right, however, to limit the number of transfers to no more than 12 per Contract Year. We also reserve the right to charge a transfer fee for each additional transfer over 12 during any Contract Year. The transfer fee will not exceed $25 per transfer. We will deduct any transfer fee from the amount being transferred. (See "Charges and Deductions, Transfer Fee.")

Limitations on transfers involving the Guaranteed Account. No amounts may be transferred into a DCA Account. For B and L Series Contracts, no amounts may be transferred to the Fixed Account within six months after any transfer from the Guaranteed Account to the Variable Account. The maximum amount that may be transferred from the Fixed Account during a Contract Year is the greater of (a) $2,500 or (b) 25% of the Contract Value in the Fixed Account. Due to this limitation, if you want to transfer all of your Contract Value from the Guaranteed Account to the Variable Account, it may take several years to do so. The limitation on transfers from the Fixed Account does not apply, however, to dollar cost averaging transfers from the Fixed Account.

Limitations on frequent transfers, including "market timing" transfers. Frequent transfers may involve an effort to take advantage of the possibility of a lag between a change in the value of a Fund's portfolio securities and the reflection of that change in the Fund's share price. This strategy, sometimes referred to as "market timing," involves an attempt to buy shares of a Fund at a price that does not reflect the current market value of the portfolio securities of the Fund, and then to realize a profit when the Fund shares are sold the next Valuation Date or thereafter.

When you request a transfer among the Sub-Accounts, your request triggers the purchase and redemption of Fund shares. Frequent transfers cause frequent purchases and redemptions of Fund shares. Frequent purchases and redemptions of Fund shares can cause adverse effects for a Fund, Fund shareholders, the Variable Account, other Owners, beneficiaries, annuitants, or owners of other variable annuity contracts we issue that invest in the Variable Account. Frequent transfers can result in the following adverse effects:

•  Increased brokerage, trading and transaction costs;

•  Disruption of planned investment strategies;

•  Forced and unplanned liquidation and portfolio turnover;

•  Lost opportunity costs; and

•  Large asset swings that decrease the Fund's ability to provide maximum investment return to all Contract Owners.

In order to try to protect our Owners and the Funds from the potential adverse effects of frequent transfer activity, we have implemented certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent frequent, short-term transfer activity that may adversely affect the Funds, Fund shareholders, the Variable Account, other Owners, beneficiaries, annuitants and owners of other variable annuity contracts we issue that invest in the Variable Account.

We monitor transfer activity in the Contracts to identify frequent transfer activity in any Contract. Our current Market Timing Procedures are intended to detect transfer activity in which the transfers exceed a certain dollar amount and a certain number of transfers involving the same Sub-Accounts within a specific time period. We regularly review transaction reports in an attempt to identify transfers that exceed our established parameters. We do not include transfers made pursuant to the dollar-cost averaging and portfolio rebalancing programs when monitoring for frequent transfer activity.

When we identify transfer activity exceeding our established parameters in a Contract or group of Contracts that appear to be under common control, we suspend non-written methods of requesting transfers for that Contract or group of Contracts. All transfer requests for the affected Contract or group of Contracts must be made by Written Notice. We notify the affected Owner(s) in writing of these restrictions.

In addition to our Market Timing Procedures, the Funds may have their own market timing policies and restrictions. While we reserve the right to enforce the Funds' policies and procedures, Owners and other persons with interests under the Contracts should be aware that we may not have the contractual authority or the operational capacity to apply the market timing policies and procedures of the Funds, except that, under SEC rules, we are required to: (1) enter into a written agreement with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Owners, and (2) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Owners who violate the market timing policies established by the Fund.

Some of the Funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the Fund's investment adviser, the Fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by law, we reserve the right to delay or refuse to honor a transfer request, or to reverse a transfer at any time we are unable to purchase or redeem shares of any of the Funds because of the Fund's refusal or restriction on purchases or redemptions. We will notify the Owner(s) of any refusal or restriction on a purchase or redemption by a Fund relating to that Owner's transfer request. Some Funds also may impose redemption fees on short-term trading (i.e., redemptions of mutual Fund shares within a certain number of business days after purchase). We reserve the right to implement, administer, and collect any redemption fees imposed by any of the Funds. You should read the prospectus of each Fund for more information about its ability to refuse or restrict purchases or redemptions of its shares, which may be more or less restrictive than our Market Timing Procedures and those of other Funds, and to impose redemption fees.

We apply our Market Timing Procedures consistently to all Owners without special arrangement, waiver or exception. We reserve the right to change our Market Timing Procedures at any time without prior notice as we deem necessary or appropriate to better detect and deter potentially harmful frequent transfer activity, to comply with state or federal regulatory requirements, or both. We may change our parameters to monitor for different dollar amounts, number of transfers, time period of the transfers, or any of these.

Owners seeking to engage in frequent transfer activity may employ a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations. Furthermore, the identification of Owners determined to be engaged in transfer activity that may adversely affect others involves judgments that are inherently subjective. Accordingly, despite our best efforts, we cannot guarantee that our Market Timing Procedures will detect or deter every potential market timer. In addition, because other insurance companies, retirement plans, or both may invest in the Funds, we cannot guarantee that the Funds will not suffer harm from frequent transfer activity in contracts or policies issued by other insurance companies or by retirement plan participants.

Dollar Cost Averaging

Before the Annuity Date, you may instruct us by Written Notice to transfer automatically, on a monthly basis, amounts from a DCA Account or the Fixed Account to any Sub-Account of the Variable Account. This is known as the "dollar-cost averaging" ("DCA") method of investment. By transferring equal amounts of Contract Value on a regularly scheduled basis, as opposed to allocating a larger amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations in the value of Sub-Account Accumulation Units. Protective Life, however, makes no guarantee that the dollar cost averaging method will result in a profit or protection against loss.

Dollar cost averaging transfers are made monthly; you may choose to make the transfers on the 1st through the 28th day of each month. Upon the death of any Owner, dollar cost averaging transfers will continue until canceled by the Beneficiary(s).

There is no charge for dollar cost averaging. Automatic transfers made to facilitate dollar cost averaging will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to restrict the Sub-Accounts into which you may make DCA transfers or discontinue dollar cost averaging upon written notice to the Owner.

In states where, upon cancellation during the right-to-cancel period, we are required to return your Purchase Payment, we reserve the right to delay commencement of dollar cost averaging transfers until the expiration of the right-to-cancel period.

If you select a SecurePay rider or the Protective Income Manager rider, you may allocate your Purchase Payments to a DCA Account only; your dollar-cost averaging transfers from these accounts must be allocated, however, in accordance with our Allocation Guidelines and Restrictions. You may not allocate Purchase Payments to the Fixed Account if you select a SecurePay rider or the Protective Income Manager rider (See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.")

Transfers from the DCA Accounts. If you allocate a Purchase Payment to one of the DCA Accounts, you must include instructions regarding the day of the month on which the transfers should be made, the period during which the dollar cost averaging transfers should occur, and the Sub-Accounts into which the transferred funds should be allocated.

Currently, the maximum period for dollar cost averaging from the DCA Account 1 is six months and from the DCA Account 2 is twelve months. From time to time, we may offer different maximum periods for dollar cost averaging amounts from a DCA Account. The periodic amount transferred from a DCA Account will be equal to the Purchase Payment allocated to the DCA Account divided by the number of dollar cost averaging transfers to be made.

The interest rates on the DCA Accounts apply to the declining balance in the account. Therefore the amount of interest actually paid with respect to a Purchase Payment allocated to the DCA Account will be substantially less than the amount that would have been paid if the full Purchase Payment remained in the DCA Account for the full period. Interest credited will be transferred from the DCA Account after the last dollar cost averaging transfer.

We will process dollar cost averaging transfers until the earlier of the following: (1) the DCA Account Value equals $0, or (2) the Owner instructs us by Written Notice to cancel the automatic transfers. If you terminate transfers from a DCA Account before the amount remaining in that account is $0, we will immediately transfer any amount remaining in that DCA Account according to your instructions. If you do not provide instructions, we will transfer the remaining amount to the Sub-Accounts according to your dollar cost averaging allocation instruction in effect at that time.

Transfers from the Fixed Account. In B and L Series Contracts, you may also establish dollar-cost averaging transfers from the Fixed Account; the minimum period for dollar cost averaging transfers from the Fixed Account is twelve months. If you wish to establish dollar-cost averaging transfers from the Fixed Account you must include instructions regarding the day of the month on which the transfers should be made, the amount of the transfers (you must transfer the same amount each time), the period during which the dollar cost averaging transfers should occur, and the Sub-Accounts into which the transferred funds should be allocated.

Portfolio Rebalancing

Before the Annuity Date, you may instruct Protective Life by Written Notice to periodically transfer your Variable Account value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account value among such Sub-Accounts ("portfolio rebalancing"). The portfolio rebalancing percentages must be in whole numbers and must allocate amounts only among the Sub-Accounts. Unless you instruct otherwise, portfolio rebalancing is based on your Purchase Payment allocation instructions in effect with respect to the Sub-Accounts at the time of each rebalancing transfer. We deem portfolio rebalancing instructions from you that differ from your current Purchase Payment allocation instructions to be a request to change your Purchase Payment allocation.

You may elect portfolio rebalancing to occur on the 1st through 28th day of a month on either a quarterly, semi-annual or annual basis. If you do not select a day, transfers will occur on the same day of the month as your Contract Anniversary, or on the 28th day of the month if your Contract Anniversary occurs on the 29th, 30th or 31st day of the month. You may change or terminate portfolio rebalancing by Written Notice, or by other non-written communication methods acceptable for transfer requests. Upon the death of any Owner portfolio rebalancing will continue until canceled by the Beneficiary(s).

There is no charge for portfolio rebalancing. Automatic transfers made to facilitate portfolio rebalancing will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue portfolio rebalancing upon written notice to the Owner.

Surrenders and Withdrawals

At any time before the Annuity Date, you may request a surrender of or withdrawal from your Contract. Federal and state income taxes may apply to surrenders and withdrawals (including withdrawals made under a SecurePay rider or the Protective Income Manager rider), and a 10% federal penalty tax may apply if the surrender or withdrawal occurs before the Owner reaches age 59 1/2. (See "TAXATION OF ANNUITIES IN GENERAL, Taxation of Withdrawals and Surrenders.") A surrender charge may also apply to surrenders and withdrawals under L Series and B Series Contracts. (See "Charges and Deductions".) We do not impose a surrender charge under C Series Contracts. A surrender value may be available under certain Annuity Options. (See "Annuitization.") In accordance with SEC regulations, surrenders and withdrawals are payable within 7 calendar days of our receiving your request. (See "Suspension or Delay in Payments.")

Surrenders

At any time before the Annuity Date, you may request a surrender of your Contract for its surrender value either by Written Notice or by facsimile. Surrenders requested by facsimile are subject to limitations. Currently, we accept requests by facsimile for surrenders of Contracts that have a Contract Value of $50,000 or less. For Contracts that have a Contract Value greater than $50,000, we will only accept surrender requests by Written Notice. We may eliminate your ability to request a surrender by facsimile or change the requirements for your ability to request a surrender by facsimile for any Contract or class of Contracts at any time without prior notice. We will pay you the surrender value in a lump sum.

Withdrawals

At any time before the Annuity Date, you may request a withdrawal of your Contract Value provided the Contract Value remaining after the withdrawal is at least $5,000. If you request a withdrawal that would reduce your Contract Value below $5,000, then we will consider your request to be not in good order and we will notify you that we will not process your request. Please note that if you select a SecurePay rider or the Protective Income Manager rider special withdrawal rules apply (especially on or after the Benefit Election Date for the SecurePay riders). (See "Protected Lifetime Income Benefits.")

You may request a withdrawal by Written Notice or by facsimile. If we have received your completed telephone withdrawal authorization form, you also may request a withdrawal by telephone. Withdrawals requested by telephone or facsimile are subject to limitations. Currently we accept requests for withdrawals by telephone or by facsimile for amounts not exceeding 25% of Contract Value, up to a maximum of $50,000. For withdrawals exceeding 25% of the Contract Value and/or $50,000 we will only accept withdrawal requests by Written Notice. We may eliminate your ability to make withdrawals by telephone or facsimile or change the requirements for your ability to make withdrawals by telephone or facsimile for any Contract or class of Contracts at any time without prior notice.

You may specify the amount of the withdrawal to be made from any Investment Option. If you do not so specify, or if the amount in the designated Investment Option(s) is inadequate to comply with the request, the withdrawal will be made from each Investment Option based on the proportion that the value of each Investment Option bears to the total Contract Value.

Surrender Value

The surrender value of any surrender or withdrawal request is equal to the Contract Value surrendered or withdrawn minus any applicable surrender charge, contract maintenance fee and premium tax. We will determine the surrender value as of the end of the Valuation Period during which we receive your request at our Administrative Office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 p.m. Central Time. We will process any request received at our Administrative Office after the end of the Valuation Period on the next Valuation Date.

For B Series and L Series Contracts, the amount we will pay you if you request a withdrawal depends on whether you request a "gross" withdrawal or a "net" withdrawal. For a "gross" withdrawal, this amount is equal to the Contract Value withdrawn minus any applicable surrender charge and premium tax. For a "net" withdrawal, this amount is equal to the Contract Value withdrawn (we will deduct the surrender charge from your remaining Contract Value after we process the withdrawal). See Charges and Deductions — Surrender Charge (Contingent Deferred Sales Charge).

Cancellation of Accumulation Units

Surrenders and withdrawals, including any surrender charges, will result in the cancellation of Accumulation Units from each applicable Sub-Account(s) and/or in a reduction of the Guaranteed Account value.

Surrender and Withdrawal Restrictions

The Owner's right to make surrenders and withdrawals is subject to any restrictions imposed by applicable law or employee benefit plan.

In the case of certain Qualified Plans, federal tax law imposes restrictions on the form and manner in which benefits may be paid. For example, spousal consent may be needed in certain instances before a distribution may be made.

Automatic Withdrawals

Currently, we offer an automatic withdrawal plan. This plan allows you to pre-authorize periodic withdrawals before the Annuity Date. You may elect to participate in this plan at the time of application or at a later date by properly completing an election form. Payments to you under this plan will only be made by electronic fund transfer. For B Series Contracts to participate in the plan you must have:

(1)  made an initial Purchase Payment of at least $5,000 ($25,000 if the Protective Income Manager rider was purchased); or

(2)  a Contract Value as of the previous Contract Anniversary of at least $5,000.

For C Series and L Series Contracts, to begin participating in the plan you must have a Contract Value as of the previous Contract Anniversary of at least $25,000.

The automatic withdrawal plan and the automatic purchase payment plan may not be elected simultaneously. (See "Purchase Payments".) There may be federal and state income tax consequences to automatic withdrawals from the Contract, including the possible imposition of a 10% federal penalty tax if the withdrawal occurs before the Owner reaches age 59 1/2. You should consult your tax advisor before participating in any withdrawal program. (See "Taxation of Surrenders and Withdrawals".)

When you elect the automatic withdrawal plan, you will instruct Protective Life to withdraw a level dollar amount from the Contract on a monthly or quarterly basis. Automatic withdrawals may be made on the 1st through the 28th day of each month. The amount requested must be at least $100 per withdrawal. We will process withdrawals for the designated amount until you instruct us otherwise. If, during any Contract Year, the amount of the withdrawals exceeds the "free withdrawal amount" described in the "Surrender Charge" section of this prospectus, we will deduct a surrender charge where applicable. (See "Surrender Charge.") Automatic withdrawals will be taken pro-rata from the Investment Options in proportion to the value each Investment Option bears to the total Contract Value. We will pay you the amount requested each month or quarter as applicable and cancel the applicable Accumulation Units.

If any automatic withdrawal transaction would result in a Contract Value of less than $5,000 after the withdrawal, the transaction will not be completed and the automatic withdrawal plan will terminate. Once automatic withdrawals have terminated due to insufficient Contract Value, they will not be automatically reinstated in the event that your Contract Value should reach $5,000 again. Upon notification of the death of any Owner, we will terminate the automatic withdrawal plan. The automatic withdrawal plan may be discontinued by the Owner at any time by Written Notice.

There is no charge for the automatic withdrawal plan. We reserve the right to discontinue the automatic withdrawal plan upon written notice to you. If you select a SecurePay rider under your Contract, any automatic withdrawal plan in effect will terminate on the Benefit Election Date. The automatic withdrawal plan is not available if you purchase the Protective Income Manager rider. If you select the Protective Income Manager rider under our RightTime® Option, any automatic withdrawal plan in effect will terminate on the Rider Issue Date. (See "Protective Income Manager with RightTime® Option.")

THE GUARANTEED ACCOUNT

The Guaranteed Account has not been, and is not required to be, registered with the SEC under the Securities Act of 1933, and neither these accounts nor the Company's general account have been registered as an investment company under the 1940 Act. Therefore, neither the Guaranteed Account, the Company's general account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the Guaranteed Account included in this prospectus are for the Owner's information and have not been reviewed by the SEC. However, such disclosures are subject to certain generally applicable provisions of federal securities law relating to the accuracy and completeness of statements made in prospectuses.

In B Series and L Series contracts, the Guaranteed Account consists of the Fixed Account and the DCA Accounts. In C Series Contracts, the Guaranteed Account consists of the DCA Accounts only. We may not always offer the Fixed Account or the DCA Accounts in new Contracts. If we are offering the Fixed Account or any of the DCA Accounts in your state at the time you purchase your Contract, however, those accounts will always be available in your Contract. Please ask your sales representative whether the Fixed Account or any DCA Accounts are available in your Contract.

From time to time and subject to regulatory approval, we may offer Fixed Accounts or DCA Accounts with different interest guaranteed periods. We, in our sole discretion, establish the interest rates for each account in the Guaranteed Account. We will not declare a rate that yields values less than those required by the state in which the Contract is delivered. You bear the risk that we will not declare a rate that is higher than the minimum rate. Because these rates vary from time to time, allocations made to the same account within the Guaranteed Account at different times may earn interest at different rates.

Our General Account

The Guaranteed Account is part of our general account. Unlike Purchase Payments and Contract Value allocated to the Variable Account, we assume the risk of investment gain or loss on amounts held in the Fixed Account and the DCA Accounts.

The assets of our general account support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits, a SecurePay rider or the Protective Income Manager rider), are paid from our general account, any amounts that we may pay under the Contract in excess of Contract Value are subject to our financial strength and claims-paying ability. It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims-paying ability to meet our obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

We encourage both existing and prospective contract owners to read and understand our financial statements. We prepare our financial statements on both a statutory basis, as required by state regulators, and according to Generally Accepted Accounting Principles (GAAP).

Our audited GAAP financial statements are included in the Statement of Additional Information (which is available at no charge by calling us at 1-800-456-6330 or writing us at the address shown on the cover page of this prospectus). In addition, the Statement of Additional Information is available on the SEC's website at http://www.sec.gov.

You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These ratings are opinions of our financial capacity to meet the obligations of our insurance and annuity contracts based on our financial strength and/or claims-paying ability.

The Fixed Account (not available in the C Series)

You generally may allocate some or all of your Purchase Payments and may transfer some or all of your Contract Value to the Fixed Account. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account. There are limitations on transfers involving the Fixed Account. Due to this limitation, if you want to transfer all of your Contract Value from the Fixed Account to the Variable Account, it may take several years to do so. You should carefully consider whether the Fixed Account meets your investment needs. (See "Transfers.")

The interest rates we apply to Purchase Payments and transfers into the Fixed Account are guaranteed for one year from the date the Purchase Payment or transfer is credited to the account. When an interest rate guarantee expires, we will set a new interest rate, which may not be the same as the interest rate then in effect for Purchase Payments and transfers allocated to the Fixed Account. The new interest rate is also guaranteed for one year.

If you elect a SecurePay rider or the Protective Income Manager rider when you purchase your Contract, you may not allocate any portion of your Purchase Payments or Contract Value to the Fixed Account. Before you can purchase one of these riders under the RightTime option, you must transfer any Contract Value in the Fixed Account to one or more of the Sub-Accounts consistent with the rider's Allocation Guidelines and Restrictions. (See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.")

The DCA Accounts

DCA Accounts are designed to systematically transfer amounts to the Sub-Accounts of the Variable Account over a designated period. (See "Transfers, Dollar Cost Averaging.") We currently offer two DCA Accounts. The maximum period for dollar cost averaging transfers from DCA Account 1 is six months and from DCA Account 2 is twelve months.

The DCA Accounts are available only for Purchase Payments designated for dollar cost averaging. Purchase Payments may not be allocated into any DCA Account when that DCA Account value is greater than $0, and all funds must be transferred from a DCA Account before allocating a Purchase Payment to that DCA Account. Where we agree, under current administrative procedures, to allocate a Purchase Payment to any DCA Account in installments from more than one source, we will credit each installment with the interest rate applied to the first installment we receive. The interest rate we apply to Purchase Payments allocated to a DCA Account is guaranteed for the period over which dollar cost averaging transfers are allowed from that DCA Account.

Guaranteed Account Value

Any time prior to the Annuity Date, the Guaranteed Account value is equal to the sum of:

(1)  Purchase Payments allocated to the Guaranteed Account; plus

(2)  amounts transferred into the Guaranteed Account; plus

(3)  interest credited to the Guaranteed Account; minus

(4)  amounts transferred out of the Guaranteed Account including any transfer fee; minus

(5)  the amount of any surrenders removed from the Guaranteed Account, including any premium tax and surrender charges; minus

(6)  fees deducted from the Guaranteed Account, including the monthly death benefit fee and the annual contract maintenance fee.

For the purposes of interest crediting, amounts deducted, transferred or withdrawn from accounts within the Guaranteed Account will be separately accounted for on a "first-in, first-out" (FIFO) basis.

DEATH BENEFIT

If any Owner dies before the Annuity Date and while the Contract is in force, we will pay a death benefit, less any applicable premium tax, to the Beneficiary. The death benefit terminates on the Annuity Date.

We will determine the death benefit as of the end of the Valuation Period during which we receive due proof of death at our Administrative Office. Valuation Periods end at the close of regular trading on the New York Stock Exchange, which is generally at 3:00 p.m. Central Time. If we receive due proof of death after the end of the Valuation Period, we will determine the death benefit on the next Valuation Date. Only one death benefit is payable under the Contract, even though the Contract may, in some circumstances, continue beyond the time of an Owner's death. If any Owner is not a natural person, the death of the Annuitant is treated as the death of an Owner. In the case of certain Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary. The following discussion generally applies to Qualified Contracts and non-Qualified Contracts, but there are some differences in the rules that apply to each.

The death benefit provisions of the Contract shall be interpreted to comply with the requirements of Section 72(s) of the Code. We reserve the right to endorse the Contract, as necessary, to conform with regulatory requirements. We will send you a copy of any endorsement containing such Contract modifications.

Please note that any death benefit payment we make in excess of the Contract Value is subject to our financial strength and claims-paying ability.

Payment of the Death Benefit

The Beneficiary may take the death benefit in one sum immediately, in which event the Contract will terminate. If the death benefit is not taken in one sum immediately, the death benefit will become the new Contract Value as of the end of the Valuation Period during which we receive due proof of death, and the entire interest in the Contract must be distributed under one of the following options:

(1)  the entire interest must be distributed over the life of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, with distributions beginning within one year of the Owner's death; or,

(2)  the entire interest must be distributed within 5 years of the Owner's death.

If no option is elected, we will distribute the entire interest within 5 years of the Owner's death.

If there is more than one Beneficiary, the foregoing provisions apply to each Beneficiary individually.

Continuation of the Contract by a Surviving Spouse

In the case of non-Qualified Contracts and Contracts that are individual retirement annuities within the meaning of Code Section 408(b), if the Beneficiary is the deceased Owner's spouse, the surviving spouse may elect, in lieu of receiving a death benefit, to continue the Contract and become the new Owner, provided the deceased Owner's spouse's 86th birthday (76th birthday if Maximum Anniversary Value Death Benefit was selected) is after the Issue Date and 95th birthday is on or after the Annuity Date then in effect. The Contract will continue with the value of the death benefit having become the new Contract Value as of the end of the Valuation Period during which we received due proof of death. The death benefit is not terminated by a surviving spouse's continuation of the Contract. The surviving spouse may select a new Beneficiary. Upon this spouse's death, the death benefit may be taken in one sum immediately and the Contract will terminate. If the death benefit is not taken in one sum immediately, the death benefit will become the new Contract Value as of the end of the Valuation Period during which we receive due proof of death and must be distributed to the new Beneficiary according to option (1) or (2), above.

A Contract may be continued by a surviving spouse only once. This benefit will not be available to any subsequent surviving spouse under the continued Contract.

Under the federal Defense of Marriage Act ("DOMA"), only individuals of the opposite sex can be treated as married or spouses. DOMA is the controlling law when determining whether individuals are "spouses" for the purposes of the federal tax provisions of annuity contracts. Under federal tax law, the beneficiary of an annuity contract who is the spouse (within the meaning of DOMA) of a deceased owner is treated more favorably than a beneficiary who is not recognized as a spouse under DOMA. Specifically, as described above, a beneficiary who is a DOMA recognized spouse of the deceased owner may continue an annuity contract without taking any distributions from the contract. In contrast, a beneficiary who is not recognized as a spouse of the deceased owner under DOMA (e.g., civil union and domestic partners or same-sex spouses) must surrender the contract within 5 years of the owner's death or take distributions from the contract over the beneficiary's life or life expectancy. As a result, a beneficiary of a deceased owner who was treated as married to the owner under state law, but whose marriage is not recognized by DOMA, will be required to take distributions from the Contract in the manner applicable to non-spouse beneficiaries and will not be able to elect to continue the Contract as provided in this section.

Whether a spouse continues the Contract could affect the rights and benefits under a SecurePay rider or the Protective Income Manager rider. See "Protected Lifetime Income Benefits."

If you have questions concerning your status as a spouse and how that status might affect your rights under the Contract, please consult your legal adviser. (See "Tax Consequences — Treatment of Civil Unions and Domestic Partners.")

Selecting a Death Benefit

We offer two different death benefits: (1) the Return of Purchase Payments Death Benefit and (2) the Maximum Anniversary Value Death Benefit. These death benefits are described more completely below.

You must determine the type of death benefit you want when you apply for your Contract. You may not change your death benefit selection after your Contract is issued.

The Return of Purchase Payments Death Benefit is included with your Contract at no additional charge. You may select the optional Maximum Anniversary Value Death Benefit for an additional fee, but only if the oldest Owner is younger than 76 on the Issue Date of the Contract.

The Maximum Anniversary Value Death Benefit is not available under the Protective Income Manager rider. If you purchase the Protective Income Manager rider, your death benefit will be the Return of Purchase Payments Death Benefit. If you selected the Maximum Anniversary Value Death Benefit when you purchased your Contract and you later purchase the Protective Income Manager rider under our RightTime® option, we will pay the Return of Purchase Payments Death Benefit at the time of an Owner's death. If the value of your Maximum Anniversary Value Death Benefit at the time you elect the Protective Income Manager rider is greater than the value of the Return of Purchase Payments Death Benefit at that time, then you will forfeit this excess. We will stop assessing the fee for the Maximum Anniversary Value Death Benefit when we issue the Protective Income Manager rider, but will not refund the fees you paid for the Maximum Anniversary Value Death Benefit before that date. (See "Protective Income Manager With RightTime® Option.")

You should carefully consider each of these death benefits and consult a qualified financial adviser to help you carefully consider the two death benefits offered with the Contract, and if you select the Maximum Anniversary Death Benefit, the relative costs, benefits and risks of the fee options in your particular situation.

Return of Purchase Payments Death Benefit

The Return of Purchase Payments Death Benefit will equal the greater of (1) the Contract Value, or (2) the aggregate Purchase Payments less an adjustment for each withdrawal (including a withdrawal made under a SecurePay rider or the Protective Income Manager rider) provided however, that the Return of Purchase Payments Death Benefit will never be more than the Contract Value plus $1,000,000. The adjustment for each withdrawal in item (2) is the amount that reduces the Return of Purchase Payments

Death Benefit at the time of the withdrawal in the same proportion that the amount withdrawn, including any associated surrender charges, reduces the Contract Value. If the value of the Return of Purchase Payments Death Benefit is greater than the Contract Value at the time of the withdrawal, the downward adjustment to the death benefit will be larger than the amount withdrawn. See Appendix A for an example of the calculation of the Return of Purchase Payments Death Benefit.

Suspension of Return of Purchase Payments Death Benefit. For a period of one year after any change of ownership involving a natural person, the death benefit will equal the Contract Value regardless of the type of death benefit that was selected. During the one-year suspension period, we will continue to calculate the Return of Purchase Payments Death Benefit; however, if any Owner dies during this period we will only pay the Contract Value as of the end of the Valuation Period during which we receive due proof of death at our Administrative Office. This means if death occurs after the one-year period has ended, we will include Purchase Payments received and withdrawals made during the one-year suspension when calculating the Return of Purchase Payments Death Benefit.

Optional Maximum Anniversary Value Death Benefit

This death benefit is not available if you purchase the Protective Income Manager rider.

At the time of application, you may select the Maximum Anniversary Value Death Benefit if the Issue Date of the Contract is before the oldest Owner's 76th birthday.

We will determine an anniversary value for each Contract Anniversary occurring before the earlier of the older Owner's 80th birthday or the deceased Owner's date of death. Each anniversary value is equal to the sum of:

•  the Contract Value on that Contract Anniversary; plus

•  all Purchase Payments since that Contract Anniversary; minus

•  an adjustment for each withdrawal (including a withdrawal made under a SecurePay rider) since that Contract Anniversary.

The adjustment for each withdrawal since the relevant Contract Anniversary is the amount that reduces the Maximum Anniversary Value Death Benefit at the time of the withdrawal in the same proportion that the amount withdrawn, including any associated surrender charges, reduces the Contract Value. If the value of the Maximum Anniversary Value Death Benefit is greater than the Contract Value at the time of the withdrawal, the downward adjustment to the death benefit will be larger than the amount withdrawn.

The Maximum Anniversary Value Death Benefit will equal the greatest of (1) the Contract Value, (2) the aggregate Purchase Payments less an adjustment for each withdrawal; or (3) the greatest anniversary value attained prior to the older Owner's 80th birthday; provided however, that the Maximum Anniversary Value Death Benefit will never be more than the Contract Value plus $1,000,000. The adjustment for each withdrawal in item (2) is the amount that reduces the Maximum Anniversary Value Death Benefit at the time of surrender in the same proportion that the amount withdrawn, including any associated surrender charges, reduces the Contract Value. If the Contract Value is lower than the Maximum Anniversary Value Death Benefit at the time of the withdrawal, the adjustment will be larger than the amount withdrawn. See Appendix A for an example of the calculation of the Maximum Anniversary Value Death Benefit.

It is possible that, at the time of an Owner's death, the Maximum Anniversary Value Death Benefit will be no greater than the Return of Purchase Payments Death Benefit. You should consult a qualified financial advisor to carefully consider this possibility and the cost of the Maximum Anniversary Value Death Benefit before you decide whether the Maximum Anniversary Value Death Benefit is right for you.

Suspension of Maximum Anniversary Value Death Benefit. For a period of one year after any change of ownership involving a natural person, the death benefit will equal the Contract Value regardless of the type of death benefit that was selected. We will, however, continue to assess the death benefit fee during this period. During the one-year suspension period, we will continue to calculate the Maximum Anniversary Value Death Benefit; however, if any Owner dies during this period we will only pay the Contract Value as of the end of the Valuation Period during which we receive due proof of death at our Administrative Office. This means if death occurs after the one-year period has ended, we will include the Contract Value on the Contract Anniversary occurring during the one-year suspension as well as Purchase Payments received and withdrawals made during the one-year suspension when calculating the Maximum Anniversary Value Death Benefit.

Maximum Anniversary Value Death Benefit Fee

We assess a fee for the Maximum Anniversary Value Death Benefit. If you select this death benefit, you must pay a fee based on the value of the death benefit on the day the fee is assessed. This fee is assessed on a monthly basis. (See "Charges and Deductions, Death Benefit Fee.") It is possible that this fee (or some portion thereof) could be treated for federal tax purposes as a withdrawal from the Contract. (See "Federal Tax Matters.")

PROTECTED LIFETIME INCOME BENEFITS

If you are concerned that poor investment performance or market volatility in the Sub-Accounts may adversely impact the amount of money you can withdraw from your Contract, we offer for an additional charge three optional protected lifetime income benefit riders — the SecurePay, SecurePay R72 and the Protective Income Manager riders. Under these riders, we guarantee the right to make withdrawals each Contract Year for life (subject to certain conditions) — even if your Contract Value declines, or reduces to zero, due to poor market performance.

The features and guarantees these riders provide differ. For example, the riders provide different methods in calculating the amount that may be withdrawn each year, identify different transactions that may impact this calculation or that may terminate the rider, and impose different fees. In addition, if you purchase one protected lifetime income rider, the other riders will no longer be available to you, even if the rider you purchase later terminates. Therefore, before you select a protected lifetime income rider, you should carefully compare all three and consult your sales representative to determine which rider (if any) best suits your needs.

The primary distinctions between the two SecurePay riders and the Protective Income Manager rider are as follows:

SecurePay	SecurePay R72	Protective Income Manager (patent pending)
Rider Objective	To make available an annual withdrawal amount that is guaranteed for life if Contract Value is reduced to zero, but withdrawals are not designed to deplete Contract Value.
This rider may be more appropriate for you if you are concerned that you might outlive your Contract Value, and you care about providing a death benefit to your heirs.	To make available an annual withdrawal amount that is guaranteed for life if Contract Value is reduced to zero, but withdrawals are not designed to deplete Contract Value.
This rider may be more appropriate for you if you are concerned that you might outlive your Contract Value, and you care about providing a death benefit to your heirs.	To make available an annual withdrawal amount that is designed to deplete Contract Value by age 95, and then provide lifetime payments.

This rider may be more appropriate for you if your primary objective is to receive a stream of income now, and you are less concerned about providing a death benefit to your heirs. But, see "Protective Income Manager With RightTime® Option — Selecting Your Coverage Option" if joint life coverage is desired and there is a significant age difference between you and your spouse because the rider may not be appropriate for you.

SecurePay	SecurePay R72	Protective Income Manager (patent pending)
Death Benefit	The Maximum Anniversary Value Death Benefit and the Return of Purchase Payments Death Benefit are available.
The death benefit value may remain higher than under the Protective Income Manager rider because withdrawal amounts will likely be lower and therefore will reduce the death benefit more slowly.	The Maximum Anniversary Value Death Benefit and the Return of Purchase Payments Death Benefit are available.
Depending on the timing and extent, if any, to which your Contract Value grows, the death benefit value under SecurePay R72 may decline more rapidly than under the basic SecurePay rider because of the impact of the R72 "roll-up" on the growth of the rider's Benefit Base. The death benefit value under SecurePay® R72 may remain higher than under the Protective Income Manager rider, however, because withdrawal amounts under SecurePay R72 will likely be lower than under Protective Income Manager and therefore will reduce the death benefit more slowly.	Only the Return of Purchase Payments Death Benefit is available.

Because the rider is designed to deplete Contract Value over time, higher periodic withdrawals may more quickly reduce the death benefit value than if a SecurePay rider is elected.

Withdrawal Amount	Annual Withdrawal Amount is calculated as a percentage of the Benefit Base. May increase for certain medical conditions or confinement to a nursing home.
The rider is designed to provide lower, consistent withdrawal amounts each year than those provided under the Protective Income Manager rider.	Annual Withdrawal Amount is calculated as a percentage of the Benefit Base. May increase for certain medical conditions or confinement to a nursing home.
The rider is designed to provide lower, consistent withdrawal amounts each year than those provided under the Protective Income Manager rider.	Optimal Withdrawal Amount is calculated as a percentage of the Contract Value.

The rider is designed to provide higher, fluctuating withdrawal amounts each year, with the intent of depleting the Contract Value by age 95.

	SecurePay	SecurePay R72	Protective Income Manager (patent pending)
Purchase Payments	You cannot make Purchase Payments on or after the Benefit Election Date.	You cannot make Purchase Payments on or after the Benefit Election Date	You may make Purchase Payments until the Annuity Date.

Fee (for rider as currently offered)	1.20% maximum, 0.60% current (at time of Contract purchase) 1.40% maximum, 0.70% current (purchase under RightTime® option)	2.00% maximum, 1.00% current (at time of Contract purchase) 2.20% maximum, 1.10% current (purchase under RightTime® option)	2.00% maximum, 1.00% current (at time of Contract purchase) 2.20% maximum, 1.10% current (purchase under RightTime® option)

Eligibility	You must be at least 55 and no older than 85 to select the SecurePay rider. Withdrawals under the rider may not begin until age 59 1/2.	You must be at least 55 and no older than 85 to select the SecurePay R72 rider. Withdrawals under the rider may not begin until age 59 1/2.	You must be between the ages of 60 and 80 to elect the rider. Your minimum Contract Value, if purchased under RightTime® Option, must be $25,000.

Other	Under Single Life Coverage, the surviving spouse may immediately purchase a new rider (if available) following the death of the Covered Person.
If the rider terminates, you may purchase a new rider after 5 years.	Under Single Life Coverage, the surviving spouse may immediately purchase a new rider (if available) following the death of the Covered Person.
		If the rider terminates, you may purchase a new rider after 5 years.	Under Single Life Coverage, the surviving spouse may not purchase a new rider following the death of the Covered Person. If the rider terminates, a new rider may not be purchased.

Please note that any amounts in excess of the Contract Value that we make available through withdrawals, lifetime payments, or guaranteed values under these riders are subject to our financial strength and claims-paying ability.

THE SECUREPAY RIDERS WITH RightTime® OPTION

In general, both the SecurePay riders guarantee the right to make withdrawals ("SecurePay Withdrawals") based upon the value of a protected lifetime income benefit base ("Benefit Base") that will remain fixed if your Contract Value has declined due to poor market performance, provided you comply with the terms and conditions applicable to the rider.

You may choose between two SecurePay riders: the basic SecurePay rider or the SecurePay R72 rider.

1.  With the basic SecurePay rider, your Benefit Base may increase on your Contract Anniversary if your Contract Value has increased, but will remain fixed if the Contract Value has declined due to poor market performance.

2.  Like the basic SecurePay rider, the SecurePay R72 rider provides for increases in your Benefit Base on your Contract Anniversary if your Contract Value has increased. SecurePay R72 also provides for potential increases in your Benefit Base of up to 7.2% each Contract Anniversary during a specified period, even if your Contract Value has not increased. The fee for the SecurePay R72 rider is higher than for the basic SecurePay rider.

Under the SecurePay riders, the Owner or Owner(s) may designate certain persons as "Covered Persons" under the Contract. See "Selecting Your Coverage Option." These Covered Persons will be eligible to make SecurePay Withdrawals each Contract Year up to a specified amount — the Annual Withdrawal Amount ("AWA") — during the life of the Covered Person(s). Annual aggregate withdrawals that exceed the AWA will result in a reduction of rider benefits (and may even significantly reduce or eliminate such benefits) because we will reduce the Benefit Base and corresponding AWA. SecurePay Withdrawals are guaranteed, even if the Contract Value falls to zero after the Benefit Election Date (which is the earliest date you may begin taking SecurePay Withdrawals), if you satisfy the SecurePay rider requirements.

You may purchase either SecurePay rider when you purchase your Contract, or at a later date under our RightTime® option, provided you satisfy the rider's age requirements. See "Purchasing the Optional SecurePay Riders."

SecurePay does not guarantee Contract Value or the performance of any investment option.

Important Considerations

•  If you purchase a SecurePay rider, your options for allocating Purchase Payments and Contract Value are restricted. See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits".

•  Purchase Payments made more than two years after the date a SecurePay rider is issued (the "Rider Issue Date") are not included in the calculation of the Benefit Base (described below). Thus, for example, if you intend to make regular Purchase Payments to the Contract for more than two years after the Rider Issue Date, such as in monthly or annual contributions to an IRA, you should consider whether the rider is appropriate for you.

•  Any change in a Covered Person following the Benefit Election Date (the "Benefit Period"), other than a spousal continuation under a Joint Life Coverage option, will cause the rider to terminate without any refund of SecurePay Fees. A change in a Covered Person includes changing and/or adding Owners, Beneficiaries, and Annuitants under your Contract.

•  You may not begin taking SecurePay Withdrawals until the Covered Person (or the younger Covered Person in the case of a Joint Life Coverage option) is age 59 1/2 or older.

•  You may not make any additional Purchase Payments on or after the Benefit Election Date. In most cases, if the Company receives a Purchase Payment on or after the Benefit Election Date, the Company will return it to the address on file. If the amount of the Purchase Payment would be sufficient to purchase another Contract, however, you will be given the option of purchasing a new Contract.

•  On the Benefit Election Date, we will cancel any existing automatic withdrawal plan that you have established.

•  One or both of the SecurePay riders may not be available in all states, and we may otherwise limit their availability.

The ways to purchase a SecurePay rider, conditions for continuation of the benefit, process for beginning SecurePay Withdrawals, and the manner in which your AWA is calculated are discussed below.

You should not purchase a SecurePay rider if:

•  you expect to take annual withdrawals on or after the Benefit Election Date in excess of the AWA ("Excess Withdrawals") because such Excess Withdrawals may significantly reduce or eliminate the value of the benefit (See "Calculating the Benefit Base On or After the Benefit Election Date, Excess Withdrawals"); or

•  you are primarily interested in maximizing the Contract's potential for long-term accumulation rather than building a Benefit Base that will provide guaranteed withdrawals; or

•  you do not expect to take SecurePay Withdrawals (especially before the age of 95).

Appendix E demonstrates the operation of each SecurePay rider using hypothetical examples. You should review Appendix E and consult your sales representative to discuss whether SecurePay suits your needs.

Purchasing the Optional SecurePay Riders

You may purchase either the SecurePay rider or the SecurePay R72 rider when you purchase your Contract. Or, if either rider is still available for sale, you may exercise the RightTime® option to add it to your Contract any time before the Annuity Date if the Owner (or older Owner) or Annuitant is age 85 or younger and the youngest Owner and Annuitant are age 55 or older on the Rider Issue Date. Where the Owner is a corporation, partnership, company, trust, or other "non-natural person," eligibility is determined by the age of the Annuitant. If you purchase a rider under the RightTime® option, the rider will be subject to the terms and conditions of the applicable SecurePay rider in effect at the time it is issued.

Important Considerations:

•  You will begin paying the SecurePay Fee as of the Rider Issue Date, even if you do not begin taking SecurePay Withdrawals for many years.

•  You may not cancel either SecurePay rider during the ten years following the Rider Issue Date.

•  We do not refund any SecurePay Fees if a rider terminates for any reason or if you choose not to take SecurePay Withdrawals after the Benefit Election Date.

•  You must comply with our Allocation Guidelines and Restrictions after the Rider Issue Date (see "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits").

•  Prior to the Benefit Election Date, you may take withdrawals according to the terms of your Contract but withdrawals will proportionally reduce the Benefit Base, and ultimately the value of the SecurePay Withdrawals available to you.

•  You must submit a SecurePay Benefit Election Form to establish the Benefit Election Date and begin taking SecurePay Withdrawals. Withdrawals taken before the Benefit Election Date are not SecurePay Withdrawals.

•  You may make additional Purchase Payments after the Rider Issue Date, but any Purchase Payments made more than two years after that date do not increase the Benefit Base. See "Calculating the Benefit Base before the Benefit Election Date."

The timing of either SecurePay rider's purchase may have a significant impact on the value of the Benefit Base. For example, there are certain advantages to purchasing a SecurePay rider early:

•  We begin reviewing SecurePay Anniversary Values (described below) on the Contract Anniversary following the Rider Issue Date. This means that the earlier you purchase either SecurePay rider, the longer the period of time during which the Benefit Base may increase due to favorable Sub-Account performance. Anniversary Values occurring prior to the Rider Issue Date do not affect the Benefit Base.

•  If you purchase SecurePay when you purchase the Contract, the annual SecurePay Fee is currently 0.10% lower than if you exercise the RightTime® option to purchase a SecurePay rider after that date. The SecurePay Fee for new purchasers and the difference between the fee for the rider purchased at Contract issue and under the RightTime® option may change.

On the other hand, if you purchase a SecurePay rider too early, you may pay the SecurePay Fee for a longer period than is necessary. Additionally, beginning on the Rider Issue Date, you must comply with our Allocation Guidelines and Restrictions (see "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits"), withdrawals will proportionally reduce the Benefit Base (and therefore the value of SecurePay Withdrawals), and only Purchase Payments made during the first two years following the Rider Issue Date will be included in the Benefit Base.

Please consult your sales representative to discuss the appropriate time for you to purchase either SecurePay rider.

Allocation Guidelines and Restrictions

In order to maintain your SecurePay rider, you must allocate your Purchase Payments and Contract Value in accordance with the Allocation Guidelines and Restrictions that we have established. The Allocation Guidelines and Restrictions are designed to limit our risk under the SecurePay riders. Please see "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits."

Designating the Covered Person(s)

The Covered Person is the person upon whose life the SecurePay rider benefit is based. You may designate one Covered Person (Single Life Coverage) or two Covered Persons (Joint Life Coverage).

•  If Single Life Coverage is elected, then the Owner will be the Covered Person (if there are two Owners, then the older Owner will be the Covered Person).

•  Joint Life Coverage may be elected if there are two Owners under the Contract who are spouses or if there is one Owner and his or her spouse is the sole Primary Beneficiary under the Contract. If Joint Life Coverage is elected, then the Owner and the Owner's spouse will be the Covered Persons.

•  Where the Owner is a corporation, partnership, company, trust, or other "non-natural person," the Annuitant (under Single Life Coverage) or Annuitant and Annuitant's spouse who is the sole primary beneficiary (under Joint Life Coverage) will be the Covered Person(s).

•  The Covered Person (or, if Joint Life Coverage is selected, one of the two Covered Persons) must be designated as the Annuitant under the Contract as of the Benefit Election Date.

Note: A change of Covered Persons after the Benefit Election Date will cause your SecurePay rider to terminate and any scheduled SecurePay Withdrawals to cease. If you remove a Covered Person (which may occur, for example, if you remove a spouse Beneficiary or add additional Primary Beneficiaries or change the Owner or Annuitant), or if you add a Covered Person (which may occur, for example, if you add a spouse as a sole Primary Beneficiary), then this would constitute a change of Covered Persons. In addition, whether a spouse continues the Contract could affect the rights and benefits under the SecurePay rider and could have tax consequences. (See "Tax Consequences — Treatment of Civil Unions and Domestic Partners.")

Selecting Your Coverage Option. If both Owners of the Contract are spouses, or if there is one Owner and a spouse who is the sole Primary Beneficiary, you must indicate on the SecurePay Benefit Election Form whether there will be one or two Covered Persons. Please pay careful attention to this designation, as it will impact the Maximum Withdrawal Percentage and whether the SecurePay Withdrawals will continue for the life of the surviving spouse. The various coverage options are illustrated in the following table:

	Single Life Coverage	Joint Life Coverage
Single Owner/Non-spouse Beneficiary	Covered Person is the Owner. SecurePay rider expires upon death of Covered Person following the Benefit Election Date.	N/A

Single Owner/Spouse Beneficiary
	Covered Person is the Owner. SecurePay rider expires upon death of Covered Person following the Benefit Election Date. Upon death of Covered Person following the Benefit Election Date, the surviving spouse may exercise the RightTime® option if he or she continues the Contract under the spousal continuation provisions. We will waive the 5-year waiting period.	Both are Covered Persons. SecurePay rider expires upon death of last surviving Covered Person following the Benefit Election Date.

	Single Life Coverage	Joint Life Coverage
Joint Owner/Non-spouse 2nd Owner	Covered Person is older Owner. SecurePay rider expires upon death of Covered Person following the Benefit Election Date.	N/A

Joint Owner/ Spouse 2nd Owner
Covered Person is older Owner.
	SecurePay rider expires upon death of Covered Person following the Benefit Election Date. Upon death of older Owner, the surviving spouse may exercise the RightTime® option if he or she continues the Contract under the spousal continuation provisions. We will waive the 5-year waiting period.	Both are Covered Persons. SecurePay rider expires upon death of last surviving Covered Person following the Benefit Election Date.

Changing Beneficiaries — Single Owner with Joint Life Coverage. After selecting Joint Life Coverage, a single Owner may decide to remove a spouse Beneficiary or add additional Primary Beneficiaries. This would constitute a change of Covered Persons after the Benefit Election Date, and upon notification of the change, we will terminate the SecurePay rider. In addition, whether a spouse continues the Contract could affect the rights and benefits under the SecurePay rider and could have tax consequences. (See "Tax Consequences — Treatment of Civil Unions and Domestic Partners.")

Similarly, if an Owner adds a spouse as a sole Primary Beneficiary after selecting Single Life Coverage and wants to convert to Joint Life Coverage, the Owner may terminate the SecurePay rider provided it has been 10 years or more since the Rider Issue Date and exercise the RightTime® option (if we are still offering SecurePay) to purchase a new SecurePay rider. See "Purchasing a New SecurePay Rider after Termination of the Prior SecurePay Rider."

Beginning Your SecurePay Withdrawals

You must submit a completed SecurePay Benefit Election Form to our Administrative Office to establish the Benefit Election Date and begin taking SecurePay Withdrawals under the rider.

•  Even though your SecurePay rider is in effect as of the Rider Issue Date and we begin the SecurePay Fee deductions on that date, any withdrawals made before we receive your SecurePay Benefit Election Form will not qualify as SecurePay Withdrawals.

You should carefully consider when to establish the Benefit Election Date and begin taking SecurePay Withdrawals.

•  The Benefit Election Date may not be earlier than the date the Covered Person (or the younger Covered Person if a Joint Life Coverage option is selected) reaches age 59 1/2 or older.

•  All Contract withdrawals taken on or after the Benefit Election Date are considered either SecurePay Withdrawals or Excess Withdrawals and are subject to the Annual Withdrawal Amount.

•  You may not make additional Purchase Payments on or after the Benefit Election Date. In most cases, if the Company receives a Purchase Payment on or after the Benefit Election Date, the Company will return it to the address on file. If the amount of the Purchase Payment would be sufficient to purchase another Contract, however, you will be given the option of purchasing a new Contract.

•  You may limit the value of the benefit if you begin taking SecurePay Withdrawals too soon. For example, SecurePay Withdrawals reduce your Contract Value (but not the Benefit Base) and may limit the potential for increasing the Benefit Base through higher Contract Values on Contract Anniversaries. Also, if your Benefit Election Date is within the two years of the Rider Issue Date, you will shorten the period of time during which you could increase your Benefit Base because you may not make additional Purchase Payments on or after the Benefit Election Date.

•  Conversely, if you delay establishing the Benefit Election Date, you may shorten the Benefit Period due to life expectancy, thereby limiting the time during which you may take SecurePay Withdrawals, so you may be paying for a benefit you are not using.

•  Selecting the SecurePay R72 rider may impact your decision of when to establish your Benefit Election Date. For more information, see "SecurePay R72 Rider" below.

Please consult your sales representative regarding the appropriate time for you to establish the Benefit Election Date and begin taking SecurePay Withdrawals.

Important Considerations

•  All withdrawals, including SecurePay Withdrawals, reduce your Contract Value and death benefit. Surrender charges and federal and state income taxes may apply, as well as a 10% federal penalty tax if a withdrawal occurs before the Owner reaches age 59 1/2. See "Charges and Deductions, Surrender Charge" and "TAXATION OF ANNUITIES IN GENERAL, Taxation of Withdrawals and Surrenders."

•  All withdrawals, including SecurePay Withdrawals, count towards the free withdrawal amount under the Contract. However, we do not assess the surrender charge on SecurePay Withdrawals, even when surrender charges would apply if the withdrawal was not a SecurePay Withdrawal. We do impose a surrender charge on Excess Withdrawals and Excess Withdrawals are subject to the minimum Contract Value limitation. See "Charges and Deductions, Surrender Charge," "Surrenders and Withdrawals, Withdrawals," and "Taxation of Withdrawals and Surrenders."

  The SecurePay riders are designed for you to take SecurePay Withdrawals each Contract Year. SecurePay Withdrawals are aggregate withdrawals during any Contract Year on or after the Benefit Election Date that do not exceed the Annual Withdrawal Amount. Aggregate withdrawals during any Contract Year on or after the Benefit Election Date that exceed the Annual Withdrawal Amount are "Excess Withdrawals." You should not purchase a SecurePay rider if you intend to take Excess Withdrawals.

•  Excess Withdrawals could reduce your Benefit Base by substantially more than the actual amount of the withdrawal (described below).

•  Excess Withdrawals may result in a significantly lower AWA in the future.

•  Excess Withdrawals may significantly reduce or eliminate the value of the SecurePay benefit.

  If you would like to make an Excess Withdrawal and are uncertain how an Excess Withdrawal will reduce your future guaranteed withdrawal amounts, then you may contact us prior to requesting the withdrawal to obtain a personalized, transaction-specific calculation showing the effect of the Excess Withdrawal.

Determining the Amount of Your SecurePay Withdrawals

The AWA is the maximum amount of SecurePay Withdrawals permitted each Contract Year. We determine your initial AWA as of the end of the Valuation Period during which we receive your completed SecurePay Benefit Election form at our Administrative Office in good order by multiplying your Benefit Base on that date by the "Maximum Withdrawal Percentage". Where there is a single Covered Person, the Maximum Withdrawal Percentage under either SecurePay rider is 5.0% and where two spouses are Covered Persons, the Maximum Withdrawal Percentage is 4.5%. Under certain circumstances, we may increase your AWA. See "SecurePay ME®: Increased AWA for Certain Medical Conditions," "SecurePay NHSM: Increased AWA Because of Confinement in Nursing Home," and "Required Minimum Distributions."

Calculating the Benefit Base Before the Benefit Election Date

The Benefit Base is used to calculate the AWA and determine the SecurePay Fee. As the Benefit Base increases, the AWA and the amount of the SecurePay Fee increase. Your Benefit Base can never be more than $5 million.

Note: The Benefit Base is only used to calculate the AWA and the SecurePay Fee; it is not a cash value, surrender value, or death benefit, it is not available to Owners, it is not a minimum return for any Sub-Account, and it is not a guarantee of any Contract Value.

Under either SecurePay rider, we will determine your initial Benefit Base on the Rider Issue Date. If you purchase a SecurePay rider when you purchase the Contract, the Benefit Base is initially equal to your initial Purchase Payment. If you purchase a SecurePay rider after the Contract has been issued by exercising the RightTime® option, the Benefit Base is initially equal to the Contract Value as of the Rider Issue Date.

Thereafter, we increase the Benefit Base dollar-for-dollar for each Purchase Payment made within 2 years of the Rider Issue Date. We reduce the Benefit Base for each withdrawal from the Contract prior to the Benefit Period in the same proportion that each withdrawal reduces the Contract Value as of the date we process the withdrawal request.

Example: Assume your Benefit Base is $100,000, but because of poor Sub-Account performance your Contract Value has fallen to $90,000. If you make a $9,000 withdrawal, thereby reducing your Contract Value by 10% to $81,000, we would reduce your Benefit Base also by 10%, or $10,000, to $90,000.

On each Contract Anniversary following the Rider Issue Date, we also will increase the Benefit Base to equal the "SecurePay Anniversary Value" if that value is higher than the Benefit Base. On each Contract Anniversary, the "SecurePay Anniversary Value" is equal to your Contract Value on that Contract Anniversary minus any Purchase Payments made two or more years after your Rider Issue Date. If we receive a withdrawal request on a Contract Anniversary, we will deduct the withdrawal from Contract Value before calculating the SecurePay Anniversary Value.

SecurePay R72 Rider

On each Contract Anniversary, we may also increase the Benefit Base if you have purchased the SecurePay R72 rider. The SecurePay R72 rider is designed to provide for potential increases in your Benefit Base of up to 7.2% each Contract Anniversary during a specified period ("Roll-up Period"), even if your Contract Value has not increased.

Your Contract Value must be at least 50% (i.e., half) of your Benefit Base to be eligible for an increase in Benefit Base equal to the "roll-up" amount (described below) on any Contract Anniversary during the Roll-up Period. For example, if on a Contract Anniversary your Contract Value is $65,000 and the most recently calculated Benefit Base prior to that anniversary is $150,000, you will not be eligible for an increase on that anniversary equal to the "roll-up" amount because your Contract Value ($65,000) is less than 50% of your Benefit Base ($150,000 x 0.5 = $75,000).

Under the SecurePay R72 rider, we will recalculate your Benefit Base on each Contract Anniversary during a specified period (the "Roll-up Period") to equal the greatest of:

(1)  the Benefit Base on that Contract Anniversary;

(2)  the SecurePay Anniversary Value on that Contract Anniversary (as described above); or

(3)  the SecurePay Roll-up Value, which is equal to:

(a)    the most recently calculated Benefit Base prior to that Contract Anniversary; plus

(b)    the "roll-up" amount, which is equal to:

•  if your Contract Value on that Contract Anniversary is at least 50% (i.e., half) of the most recently calculated Benefit Base prior to that Contract Anniversary, then the roll-up amount is equal to 7.2% of the Benefit Base on the previous Contract Anniversary, reduced proportionately for withdrawals made since that anniversary. This means that we will reduce the "roll-up" amount for each withdrawal made since the previous Contract Anniversary in the same proportion that each withdrawal reduced the Contract Value as of the date we processed the withdrawal request.

  If you purchase the rider when you purchase your Contract (not under the RightTime option), we will include Purchase Payments made within the first 120 days following the Contract Issue Date when calculating the roll-up amount on the first Contract Anniversary. For example, if your initial Purchase Payment on the Contract Issue Date is $50,000 and we receive an additional $100,000 Purchase Payment 90 days later, then assuming you do not take any withdrawals during the first Contract Year, the roll-up amount on the first Contract Anniversary will be $10,800 (($50,000 + $100,000) x 7.2%).

•  if your Contract Value on that Contract Anniversary is less than 50% (i.e., half) of the most recently calculated Benefit Base prior to that Contract Anniversary, then the roll-up amount is equal to $0.

Note: If the SecurePay Anniversary Value is consistently higher than the SecurePay Roll-up Value (because your Contract Value is generally increasing by more than 7.2% each Contract Year), the SecurePay Roll-up Value may never be used to increase your Benefit Base.

When we calculate the SecurePay Roll-up Value on the first Contract Anniversary following the Rider Issue Date, we will apply the 7.2% (if applicable) to the Benefit Base on the Rider Issue Date to determine the "roll-up" amount, and then reduce the "roll-up" amount proportionately for withdrawals made since the Rider Issue Date. We will then add the reduced "roll-up" amount to the most recently calculated Benefit Base prior to the first Contract Anniversary to determine the SecurePay Roll-up Value. The Benefit Base can never be greater than $5 million.

Example: Assume on the Rider Issue Date your Benefit Base is $100,000. Three months later, assume your Contract Value is $103,000 and you take a withdrawal of $10,300, reducing your current Contract Value to $92,700, which results in a decrease of 10% (($103,000 – $92,700)/$103,000). Because of the withdrawal, we will reduce your Benefit Base by 10% as well, to $90,000. Also assume that one month later your Contract Value increased from $92,700 to $94,000 due to favorable market performance and you do not make any additional Purchase Payments or withdrawals.

On the first Contract Anniversary, we will determine the SecurePay Roll-up Value by adding the most recently calculated Benefit Base ($90,000) to 7.2% of the Benefit Base on the previous Contract Anniversary (the Rider Issue Date), increased by any Purchase Payments made within 120 days of the Contract Issue Date and reduced proportionately for withdrawals made since that anniversary. The Benefit Base on the Rider Issue Date was $100,000, and 7.2% of $100,000 = $7,200. However, because a withdrawal was made during the year, we will reduce this "roll-up" amount in the same proportion that the withdrawal reduced the Contract Value, which was 10%. Because 10% of the "roll-up" amount is $720, the reduced "roll-up" amount is $6,480 ($7,200 – $720). We then calculate the SecurePay Roll-up Value by adding the "roll-up" amount of $6,480 to $90,000 (the most recently calculated Benefit Base), and determine that the SecurePay Roll-up Value is $96,480.

We will then recalculate your Benefit Base on the first Contract Anniversary to equal the greatest of:

(1)  the Benefit Base on that Contract Anniversary ($90,000);

(2)  the SecurePay Anniversary Value on that Contract Anniversary ($94,000); or

(3)  the SecurePay Roll-up Value ($96,480)

We will set your Benefit Base equal to $96,480 because the SecurePay Roll-up Value is greater than the Benefit Base on that Contract Anniversary and the SecurePay Anniversary Value on that Contract Anniversary.

Note: Withdrawals could reduce your SecurePay Roll-up Value by substantially more than the actual amount of the withdrawal. For example, assume your Benefit Base at the beginning of the Contract Year is $100,000. Assuming that you do not make any additional Purchase Payments or withdrawals and assuming your Contract Value remains at 50% or more of your Benefit Base, the SecurePay Roll-up Value on the next Contract Anniversary would be $107,200 ($100,000 + $7,200 (the 7.2% "roll-up" amount)).

Assume instead, however, that during the Contract Year you make a withdrawal of $45,000 and your Contract Value at that time is $90,000 (i.e., the withdrawal is 50% of your Contract Value). Both the Benefit Base and the "roll-up" amount are also reduced by 50%, to $50,000 and $3,600, respectively. This would result in a SecurePay Roll-up Value of $53,600 on the next Contract Anniversary ($50,000 + $3,600), rather than $107,200. Thus, the $45,000 withdrawal would reduce the SecurePay Roll-up Value by more than $45,000 — it would reduce it by $53,600 ($107,200 – $53,600).

The Roll-up Period begins on the Rider Issue Date and generally lasts for ten Contract Anniversaries. The Roll-up Period will end on the next Valuation Date following the 10th Contract Anniversary on which we increase your Benefit Base to equal either the SecurePay Anniversary Value or the SecurePay Roll-up Value. This means that when determining the 10 Contract Anniversaries that make up your Roll-up Period, we will not count Contract Anniversaries on which your Benefit Base does not increase.

However, your Roll-up Period will end sooner — on either the Benefit Election Date or the date the SecurePay R72 rider terminates (see "Terminating the SecurePay Riders") — if either of these dates occur while your Roll-up Period is in effect. If the Roll-up Period ends, the SecurePay R72 rider may not terminate. We will continue to assess the SecurePay Fee for the SecurePay R72 rider until the SecurePay R72 rider terminates. Also, we will only include the SecurePay Roll-up Value when calculating your Benefit Base while the Roll-up Period is in effect.

Note: This means that if the Roll-up Period ends because you have established the Benefit Election Date, we will still continue to assess the SecurePay Fee until termination of the SecurePay R72 Rider. We also will assess the SecurePay Fee during times when the Roll-up Period has expired.

Note: Once you establish your Benefit Election Date, you will no longer receive any additional value from the SecurePay R72 rider. On the other hand, delaying the Benefit Election Date may limit the time during which you may take SecurePay Withdrawals, due to life expectancy. See "Beginning Your SecurePay Withdrawals." You should carefully weigh the advantages of the SecurePay R72 rider with the disadvantages of delaying taking SecurePay Withdrawals.

Calculating the Benefit Base On or After the Benefit Election Date

We continue calculating the Benefit Base after the Benefit Election Date in the same manner as we did prior to the Benefit Election Date, except withdrawals are treated differently. The effect of a withdrawal on the Benefit Base depends on whether the withdrawal is a SecurePay Withdrawal or an Excess Withdrawal. An

Excess Withdrawal is any withdrawal after the Benefit Election Date which, when aggregated with all prior withdrawals during that Contract Year, exceeds the Contract Year's Annual Withdrawal Amount.

If you have selected the SecurePay R72 rider, we will not calculate the SecurePay Roll-up Value on or after the Benefit Election Date.

SecurePay Withdrawals

SecurePay Withdrawals do not reduce the Benefit Base. Therefore, if all your withdrawals during the Benefit Period are SecurePay Withdrawals, your Annual Withdrawal Amount will never decrease and you may continue to withdraw at least that amount for the lifetime of the Covered Person (or the last surviving Covered Person, if you selected Joint Life Coverage).

If your Benefit Base increases on a Contract Anniversary because the SecurePay Anniversary Value exceeds the Benefit Base on that date, your Annual Withdrawal Amount and therefore SecurePay Withdrawals available to you in subsequent Contract Years will also increase.

Important Consideration

•  SecurePay Withdrawals are not cumulative. If you choose to receive only a part of, or none of, your AWA in any given Contract Year, you should understand that you cannot carry over any unused SecurePay Withdrawals to any future Contract Years.

  For example, assume your Maximum Withdrawal Percentage is 5.0% and your Benefit Base is $100,000, which means your AWA is $5,000 ($100,000 x .05). If you withdraw only $4,000 during the Contract Year, the AWA will not increase the next Contract Year by the $1,000 you did not withdraw.

We do not impose a surrender charge on any SecurePay Withdrawals.

Excess Withdrawals

During the Benefit Period any portion of a withdrawal that, when aggregated with all prior withdrawals during that Contract Year, exceeds the Annual Withdrawal Amount constitutes an Excess Withdrawal. Therefore, a withdrawal during the Benefit Period that causes the aggregate withdrawals for that Contract Year to exceed the Annual Withdrawal Amount may include amounts that qualify as a SecurePay Withdrawal as well as amounts that are Excess Withdrawals.

An Excess Withdrawal will reduce the Benefit Base. The effect of the Excess Withdrawal on the Benefit Base depends, in part, on the relationship of the Benefit Base to the Contract Value at that time.

(a)  If, at the time of the Excess Withdrawal, your Contract Value minus the non-excess portion of the withdrawal (the portion of the withdrawal that qualifies as a SecurePay Withdrawal) is greater than the Benefit Base, we will reduce the Benefit Base by the amount of the Excess Withdrawal plus any applicable Surrender Charge.

(b)  If, at the time of Excess Withdrawal, your Contract Value minus the non-excess portion of the withdrawal (the portion of the withdrawal that qualifies as a SecurePay Withdrawal) is less than or equal to the Benefit Base, we will reduce the Benefit Base in the same proportion that the Excess Withdrawal, plus any applicable Surrender Charge, bears to the Contract Value minus the SecurePay Withdrawal.

For example, suppose your Benefit Base is $100,000, your Maximum Withdrawal Percentage is 5.0% (i.e., your AWA is $5,000), your Contract Value is $110,000, and no Surrender Charges apply. If you have already taken $3,000 of SecurePay Withdrawals in the Contract Year and then request another $3,000 withdrawal you will exceed your AWA by $1,000, and we will consider $2,000 of that withdrawal to be a SecurePay Withdrawal and $1,000 to be an Excess Withdrawal. In this case, rule (a) above applies because the Contract Value less the SecurePay Withdrawal ($110,000 – $2,000 = $108,000) is greater than your Benefit Base ($100,000). We will therefore reduce your Benefit Base by the Excess Withdrawal and your new Benefit Base will be $99,000 ($100,000 – $1,000).

However, if in the example above your Contract Value is $70,000 then rule (b) applies. In this case, we determine the reduction in your Benefit Base first by determining the proportion that the Excess Withdrawal bears to the Contract Value less SecurePay Withdrawal. We calculate this by dividing the $1,000 Excess Withdrawal by the Contract Value less the $2,000 SecurePay Withdrawal ($1,000 ÷ ($70,000 – $2,000) = 1.4706%). We will then apply this same percentage to reduce your Benefit Base. Thus your new Benefit Base will be equal to $98,529 ($100,000 – ($100,000 * 0.014706)).

The examples above do not include the effect of any surrender charges that may be applicable.

We will recalculate the Annual Withdrawal Amount on the next Contract Anniversary by multiplying the Benefit Base on that date by the Maximum Withdrawal Percentage. We also will apply a surrender charge to the Excess Withdrawal, if a surrender charge would otherwise be applicable.

Reduction of Contract Value to Zero

If the Contract Value is reduced to zero due to the deduction of fees or a SecurePay Withdrawal, the Contract will terminate and we will settle the benefit under your SecurePay rider as follows:

•  We will pay the remaining AWA not yet withdrawn in the current Contract Year, if any, in a lump sum;

•  We will establish an Annuity Date that is the Contract Anniversary following the date of the transaction that reduced the Contract Value to zero; and

•  On the Annuity Date we will pay a monthly payment equal to the AWA divided by 12 until the death of the Owner, or if the rider covers two spouses, the death of the second spouse. Please note that we may accept different payment intervals.

If you request a surrender and your Contract Value at the time of the request is less than your remaining AWA for that Contract Year, we will pay you a lump sum equal to such remaining AWA.

If your Contract Value reduces to zero due to an Excess Withdrawal, we will terminate your Contract and the SecurePay rider. You will not be entitled to receive any further benefits under the SecurePay rider.

As with any distribution from the Contract, there may be tax consequences. In this regard, we intend to treat any amounts that you receive before the Annuity Date is established as described above and that are in the form of SecurePay Withdrawals as withdrawals. We intend to treat any amounts that you receive after the Annuity Date is established as described above and that are a settlement of the benefit under your SecurePay rider as annuity payments for tax purposes. See "TAXATION OF ANNUITIES IN GENERAL."

Benefit Available on Maximum Annuity Date (oldest Owner's or Annuitant's 95th birthday)

You must annuitize the Contract no later than the oldest Owner's or Annuitant's 95th birthday ("Maximum Annuity Date"). Either SecurePay rider will terminate on the Annuity Date, whether or not you have begun your SecurePay Withdrawals.

If your SecurePay rider is in effect on the Maximum Annuity Date, in addition to the other Annuity Options available to you under your Contract, one of your Annuity Options will be to receive monthly annuity payments equal to the AWA divided by 12 for the life of the Covered Person (or the last surviving Covered Person if Joint Life Coverage was selected). If you do not select an Annuity Option, your monthly annuity payments will be the greater of (i) the AWA divided by 12 or (ii) payments based upon the Contract Value for the life of the Annuitant with a 10-year Certain Period. We must receive written notification of your election of such annuity payments at least three days but no earlier than 90 days before the Maximum Annuity Date. For more information regarding Annuity Options, including Certain Period options, see ANNUITY PAYMENTS, Annuity Options.

SecurePay Fee

We deduct a fee for each SecurePay rider that compensates us for the costs and risks we assume in providing this benefit. This SecurePay Fee is a percentage of the Benefit Base. We deduct this fee from your Contract Value on the Valuation Date that occurs after each Valuation Period containing a Monthly Anniversary Date. The SecurePay Fee is deducted from the Sub-Accounts of the Variable Account only; it is not deducted from the assets in the DCA Account. Accordingly, you must have transferred some assets from your DCA Account to Sub-Accounts in accordance with our Allocation Guidelines and Restrictions before the fee is charged.

The SecurePay Fee will vary depending on when you purchase the rider and which rider you purchase.

	Maximum	Current
Purchase of SecurePay rider at time of Contract Purchase .	1.20%	0.60%
Purchase of SecurePay rider under RightTime® option	1.40%	0.70%
Purchase of SecurePay R72 rider at time of Contract Purchase.	2.00%	1.00%
Purchase of SecurePay R72 rider under RightTime® option	2.20%	1.10%

We may increase the SecurePay Fee. However, we will not increase the SecurePay Fee above the maximum amounts listed in the tables above.

If we increase the SecurePay Fee, we will give you at least 30 days' notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee. If you elect not to pay the increased SecurePay Fee, your SecurePay rider will not terminate, but your Benefit Base will be capped at its then current value and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract Anniversaries. You will continue to be assessed your current SecurePay Fee. If you purchased the SecurePay R72 rider, we also will no longer calculate the SecurePay Roll-up Value when determining your Benefit Base if you elect not to pay the increase in your SecurePay Fee. You will continue to be assessed your current SecurePay Fee, even though you will no longer be entitled to additional SecurePay Roll-up Values.

Terminating the SecurePay Riders

Both the SecurePay and the SecurePay R72 rider will terminate upon the earliest of:

•  the Valuation Date you terminate your SecurePay rider (permitted after the rider has been in effect for at least ten years);

•  the Valuation Date the Contract is surrendered or terminated;

•  the Valuation Date your Contract Value reduces to zero due to an Excess Withdrawal;

•  the Valuation Date your Contract Value reduces to zero due to poor Sub-Account performance, the deduction of fees, and/or a SecurePay Withdrawal (subject to our obligation to make monthly payments to you, as set forth above under "Reduction of Contract Value to Zero");

•  the Valuation Date on or after the Benefit Election Date we receive instructions from you that results in a change in Covered Person(s);

•  for a SecurePay rider with one Covered Person, the date of the Covered Person's death before the Annuity Date (even if the surviving spouse of the deceased Covered Person elects to continue the Contract);

•  for a SecurePay rider with two Covered Persons, the date of death of the last surviving Covered Person before the Annuity Date;

•  the Annuity Date (subject to any obligation we may have to make monthly payments to you under the rider, as set forth above under "Benefit Available on Maximum Annuity Date (Oldest Owner's or Annuitant's 95th Birthday)"); or

•  the Valuation Date we receive instructions that are not in compliance with our Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.

Deduction of the monthly fee for the SecurePay rider ceases upon termination. We will not refund the SecurePay fees you have paid if your SecurePay rider terminates for any reason. If your SecurePay rider terminates, you may not reinstate it or purchase a new rider except as described below under "Reinstating Your SecurePay Rider Within 30 Days of Termination" and "Purchasing a New SecurePay Rider after Termination of the Prior SecurePay Rider."

Spousal Continuation

If the Benefit Election indicates Single Life Coverage and the SecurePay rider terminates due to the death of the Covered Person following the Benefit Election Date and the surviving spouse elects to continue the Contract and become the new Owner, the surviving spouse may also exercise the RightTime® option immediately (if it is available at that time) and purchase a new SecurePay rider. We will waive the 5-year waiting period. The surviving spouse's benefit under the SecurePay rider will be subject to the terms and conditions of the rider in effect at that time. See "Purchasing a New SecurePay Rider after Termination of the Prior SecurePay Rider."

If the SecurePay Benefit Election indicates Joint Life Coverage (see "Selecting Your Coverage Option"), and the surviving spouse elects to continue the Contract and the SecurePay rider, the Annual Withdrawal Amount remains the same until the next Contract Anniversary. On the next Contract Anniversary, the Benefit Base will be the greater of the Contract Value (which will reflect the addition of the Death Benefit) or the current Benefit Base and we will recalculate the Annual Withdrawal Amount, if necessary, using the Maximum Withdrawal Percentage associated with Joint Life Coverage.

Reinstating Your SecurePay Rider Within 30 Days of Termination

If your SecurePay rider terminated due to a Prohibited Allocation instruction (see "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits") and you made no additional Purchase Payment after the termination, you may request that we reinstate the rider.

Your written reinstatement request must correct the previous Prohibited Allocation instruction by either directing us to allocate your Contract Value in accordance with our Allocation Guidelines and Restrictions and/or resume portfolio rebalancing. We must receive your written reinstatement request within 30 days of the date the rider terminated. The reinstated rider will have the same terms and conditions, including the same SecurePay Rider Issue Date, Benefit Base, AWA, SecurePay Fee and, if applicable, Maximum Withdrawal Percentage, as it had prior to termination.

Purchasing a New SecurePay Rider after Termination of the Prior SecurePay Rider

If your SecurePay rider has terminated, you may exercise the RightTime® option and purchase a new SecurePay rider before the Annuity Date if five years have passed since the termination of the prior SecurePay rider. We do not require a five-year waiting period, however, if your prior SecurePay rider terminated because of the death or change of a Covered Person during the Benefit Period.

If all the conditions to purchase a new SecurePay rider have been met, we will issue the rider upon our receipt of your written request to exercise the RightTime® option. The new rider will be subject to the terms and conditions of the SecurePay rider in effect at the time it is issued. This means:

•  The initial Benefit Base will be equal to the Contract Value as of the new Rider Issue Date.

•  We will impose the current SecurePay Fee in effect on the new Rider Issue Date.

Tax Consequences

Treatment of Civil Unions and Domestic Partners. Both SecurePay riders' provisions relating to marital status are interpreted under applicable state law. For example, if the state law governing the

SecurePay rider treats individuals who are in a bona fide civil union or a domestic partnership as married, or the parties to a valid same sex marriage as spouses, such treatment will be recognized under the rider. However, as described above in "Death Benefit-Continuation of the Contract by a Surviving Spouse," DOMA is the controlling law when determining whether individuals are married (or are spouses) for federal tax purposes and when interpreting certain provisions of the Contract to which the SecurePay rider is attached. As a result, a beneficiary of a deceased owner who was treated as married to the owner under state law and for purposes of the SecurePay rider, but whose marriage is not recognized by DOMA, will be required to take distributions from the Contract in the manner applicable to non-spouse beneficiaries. In some circumstances, these required distributions could substantially reduce or eliminate the value of the SecurePay rider benefit.

In addition, both SecurePay riders allow the surviving spouse of a deceased owner who continues the underlying Contract and becomes the new owner to purchase a new rider if the benefit is being offered at that time. This right is only available to an individual who was the spouse of the deceased owner within the meaning of DOMA.

An individual who is treated as a spouse for state law purposes, but not for DOMA, should not purchase a SecurePay rider before consulting legal and financial advisors, and carefully evaluating whether the SecurePay rider is suitable for her or his needs.

Other Tax Matters. For a discussion of other tax consequences specific to the SecurePay riders, please see TAXATION OF ANNUITIES IN GENERAL, Tax Consequences of Protected Lifetime Income Benefits and QUALIFIED RETIREMENT PLANS, Protected Lifetime Income Benefits.

SecurePay ME®: Increased AWA for Certain Medical Conditions

If you have certain medical conditions, and you have held your Contract for two years or more, you may qualify for an increase in your AWA at the time you establish your Benefit Election Date. You may not apply for an increased AWA after the Benefit Election Date.

Note: The two-year waiting period for the SecurePay ME® benefit begins on the Contract's Issue Date (not necessarily when you select a SecurePay rider). A new waiting period begins if ownership of the Contract changes.

At present, the maximum age at which you may apply for a medical evaluation of your benefit under a SecurePay rider and request the SecurePay ME benefit is age 75. We reserve the right to change this maximum age, so that in the future the maximum age for medical evaluation may increase or decrease. We determine the maximum age based on a variety of factors including current life expectancies, developments in medical treatment and technology, and the costs to us of providing the SecurePay ME benefit, as well as the costs of the various death benefits we make available under the Contract.

After receiving your application for the SecurePay ME benefit, we will determine, in our sole discretion, whether a medical condition will qualify for an increased benefit under the SecurePay ME benefit and, if so, the amount of the increase. In general, in order to qualify for an increased AWA, the medical condition must be one which significantly reduces life expectancy. Our evaluation of life expectancy will be based on a review of the medical records made available to us and our assessment of the specific characteristics and severity of an impairment or impairments, including, but not limited to, our judgment as to your individual medical condition and the likelihood of improved medical treatment for that condition. Based upon this evaluation, we will assign a life expectancy or "table" rating in accordance with the guidance provided in standard industry underwriting manuals and written company guidelines specific to assessing longevity in the context of annuity payments, rather than life insurance underwriting. The table rating will correspond to an estimated decrease in life expectancy compared to other persons of the same age and gender without significant medical impairments. Because of their complexity or severity, or both, certain impairments or combinations of impairments will require the expertise and knowledge of our Medical Director, who will assist us in determining the appropriate life expectancy table rating. As part of this process, the Medical Director will review the medical records in light of our underwriting manual/guidelines and pertinent medical literature.

After a table rating has been assigned, it will be used to determine whether, and the extent to which, we will increase the AWA. Table ratings currently range from 1 to 16. The higher the table rating, the greater the estimated decrease in longevity. In order to qualify for an increased AWA, the estimated decrease in longevity currently must be greater than or equal to 25%. The table rating required to hit this threshold will vary depending on your age and sex. We also will take into account our experience and expectations regarding the mortality of the entire pool of Covered Persons under all SecurePay riders, as well as the investment performance of the required allocations under our Allocation Guidelines and Restrictions and our expectations regarding the securities markets in general. The factors upon which we base our decision, the weight we give to each factor and the table rating requirements may change periodically. From time to time, we will publish examples of conditions that would typically qualify for an increase in your AWA.

If we determine that an increase in your AWA is warranted, the Maximum Withdrawal Percentage that you receive will be from 0.25% to 2.00% higher than you would otherwise receive. The amount of any increase in the Maximum Withdrawal Percentage that we may make available will apply consistently to all similarly rated applicants. After the Benefit Election Date, the amount of your increase will not change. An increase in your AWA will not affect the amount of the SecurePay Fee, although we may charge a processing fee to establish the SecurePay ME benefit, as described below.

Note: The SecurePay ME® benefit may not be available in all states. We reserve the right to discontinue this benefit at any time.

How to Apply for an Increased AWA You may ask for a determination as to whether you (or in the case of Joint Life Coverage, you and your spouse) qualify for an increased AWA because of certain serious medical conditions if you have held your contract for two or more years and if you (or the younger of you and your spouse) are at least 59 1/2 years old.

If you believe you may qualify for an increased AWA, you should provide Written Notice to us in order to begin the process. Among other things, you must complete a SecurePay ME® questionnaire and authorize us to obtain copies of your medical records and a statement from your attending physician as well as certain other personal information.

If we determine that you do not qualify for the increased AWA, you may request a subsequent determination of qualification if one year or more has passed since the previous determination of qualification.

Note: You may not apply for an increased AWA after the Benefit Election Date.

In the case of a Contract with two Owners who are spouses, or if there is one Owner and a spouse who is the sole Primary Beneficiary, a request may be made for a determination regarding an increased AWA for Single Coverage for the older of the spouses or for Joint Coverage for both spouses. If you request Joint Coverage, we will require a medical evaluation of both spouses and we will advise you of our determination with respect to Single and Joint Coverage. The increased AWA will continue for the lives of both spouses.

Note: Although Single Coverage may provide a higher AWA than Joint Coverage, you should consider that Single Coverage terminates upon the death of the Covered Person following the Benefit Election Date.

We will assess a charge for evaluating your request for an increased AWA only if we determine that you qualify for an increased AWA and you elect to begin taking your SecurePay Withdrawals at the increased AWA. However, if you request an increase in AWA under the SecurePay ME feature more than twice, we will deduct the charge from your current Contract Value whether or not we determine that you qualify for an increased AWA and whether or not you begin taking your SecurePay Withdrawals at the increased AWA.

The current fee is $150 for each person designated as a "Covered Person" in the Benefit Election Form, in other words, $150 for Single Coverage and $300 for Joint Coverage if the AWA is increased.

Although we may increase this charge, it will not be more than $300 per Covered Person. We will deduct the charge from your current Contract Value when you submit your Benefit Election Form.

Electing to Begin Your SecurePay Withdrawals after a Determination that You are Eligible for an Increased AWA We must receive your Benefit Election Form at our Administrative Office within 6 months after the date we notify you that you are eligible for the increased AWA. If we do not receive this form within this time period, we will not increase your AWA, but you may request a subsequent determination of qualification if one year or more has passed since the previous determination of qualification.

SecurePay NHSM: Increased AWA Because of Confinement in Nursing Home

If you are confined to a nursing home, you may be eligible for an increased Annual Withdrawal Amount ("AWA") with our SecurePay NHSM (Nursing Home Enhancement) feature. This feature is included at no additional charge with both SecurePay riders.

The SecurePay NH benefit may not be available in all states and may not be available with new contracts in the future. Please check with your financial advisor to determine availability.

What is the SecurePay NH benefit? If you qualify for the SecurePay NH benefit during a contract year, we will double the AWA to which you are currently entitled for that year, not to exceed 10% of your Benefit Base.

Eligibility for the SecurePay NH Benefits. To qualify for the increased AWA under the SecurePay NH benefit, the Covered Person must:

1.  have established the Benefit Election Date or establish the Benefit Election Date when he or she applies for the SecurePay NH benefit;

2.  (a) be currently confined to a Nursing Home, as defined below, (b) have been confined to a Nursing Home for at least 90-days immediately preceding your application for the SecurePay NH benefit; and (c) have a reasonable expectation that he or she will continue to be confined to a Nursing Home; and

3.  be unable to perform at least two of the six Activities of Daily Living described below, or be diagnosed with a Severe Cognitive Impairment.

Ineligibility. You are not eligible for the SecurePay NH benefit if you were in a nursing home during the one year preceding your purchase of a SecurePay rider, or you are confined to a nursing home during the year following your purchase of the Rider.

Nursing Home: For purposes of determining your eligibility for the SecurePay NH benefit, a "Nursing Home" is defined as a facility (or portion of a facility) primarily engaged in providing continuous, on-going nursing care to its residents in accordance with the authority granted by a license issued by State or Federal government (or granted pursuant to state certification or operated pursuant to law if your state neither licenses nor certifies such facilities), and qualified as a "skilled nursing home facility" under Medicare or Medicaid. A "Nursing Home" does not include: a hospital or clinic; a facility operated primarily for the treatment of alcoholism or drug addiction; or, an assisted living facility engaged primarily in custodial care.

Activities of Daily Living (ADL). Under the SecurePay NH benefit, "Activities of Daily Living" refer to the following functions relating to the Covered Person's ability to live independently:

•  Bathing — The ability to wash oneself by sponge bath or in either a tub or shower, including the task of getting into or out of the tub or shower.

•  Continence — The ability to maintain control of bowel and bladder function, or when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene, including caring for the catheter or colostomy bag.

•  Dressing — The ability to put on and take off all items of clothing and any necessary braces, fasteners or artificial limbs.

•  Eating — The ability to feed oneself by getting food into the body from a receptacle, such as a plate, cup, or table, or by feeding tube or intravenously.

•  Toileting — The ability to get to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

•  Transferring — The ability to move into or out of a bed, chair or wheelchair.

Severe Cognitive Impairment. For purposes of determining eligibility for the SecurePay NH benefit, Severe Cognitive Impairment is a loss or deterioration of intellectual capacity that is comparable to (and includes) Alzheimer's disease and similar forms of irreversible dementia.

Two Covered Persons. If you selected the Joint Life Coverage Option when you established your Benefit Election Date, both Covered Persons must satisfy the eligibility requirements for the increased SecurePay NH benefit.

Applying for Increased AWA under the SecurePay NH Benefit.

Initial Application. To apply for an increased AWA under the SecurePay NH benefit, you must submit an application certifying that the Covered Person meets the conditions for qualification under the SecurePay NH benefit. This certification must be signed by the Covered Person's Physician. If the Owner is unable to submit an application for an increased AWA on his or her own behalf, we will accept an application on behalf of an Owner from a person who provides satisfactory proof that they have legally assumed care, custody, and representation of the incapacitated Owner. Typically, this would be a valid power of attorney or an order of conservatorship from a court of competent jurisdiction.

The certifying Physician must be a medical doctor currently licensed by a state Board of Medical Examiners, or similar authority in the United States, acting within the scope of his or her license and not related to the Covered Person. We may require an examination of the Covered Person by a Physician of our choice at our expense. In the event of a conflict between the medical opinions, the opinion of our Physician shall prevail.

Re-Certification of Eligibility. Beginning with the second Contract Anniversary following the end of a Valuation Period during which we determine that the Covered Person qualifies for the increased AWA under SecurePay NH (the "Qualification Date"), you must submit a re-certification of eligibility not less than 10, nor more than 30 days prior to each applicable Contract Anniversary. We will notify you at least 30 days before this re-certification is due.

The re-certification must certify that the Covered Person continues to meet the conditions for eligibility under the SecurePay NH benefit, and must be signed by the Covered Person's physician. We may require an examination by a physician of our choice at our expense. In the event of a conflict between the medical opinions, the opinion of our physician will prevail.

We will notify you if you fail to qualify for continued eligibility for the SecurePay NH benefit. For any Contract Year during which the Covered Person fails to qualify for the Nursing Home Enhancement, we calculate the Annual Withdrawal Amount according to the terms of the SecurePay rider you purchased.

Determining Your Increased AWA under the SecurePay NH Benefit

Initial Qualifying Year. Qualification for an increased AWA under the SecurePay NH benefit may increase the Annual Withdrawal Amount available for the Contract Year during which you qualify. An increase in the Annual Withdrawal Amount will not change the effect of any withdrawal that occurred prior to the Qualification Date. Thus, if you took an Excess Withdrawal during the Contract Year before you were notified that you qualify for the SecurePay NH increased AWA, your earlier withdrawal would still be treated as an Excess Withdrawal under SecurePay.

If your aggregate withdrawals during the qualifying Contract Year are less than or equal to the Annual Withdrawal Amount in effect prior to the Qualification Date, we will recalculate the remaining Annual Withdrawal Amount for that Contract Year as of the Qualification Date by multiplying the Benefit Base on that date by the enhanced Maximum Withdrawal Percentage, and subtracting all prior non-Excess Withdrawals taken since the later of the Benefit Election Date or the most recent Contract Anniversary.

Example:

Five years ago, after turning age 75, Elisabeth elected a SecurePay rider. She is now 80 years old and has a Benefit Base and Contract Value of $100,000. She has a Maximum Withdrawal Percentage of 5%. Her AWA is $5,000 (5% * $100,000).

In February of the current Contract Year, Elisabeth takes a SecurePay Withdrawal of $5,000. Assume that in March, Elisabeth qualifies for an enhanced Maximum Withdrawal Percentage of 10% under SecurePay NH and her Benefit Base is still $100,000. Her new AWA is $10,000 ($100,000 * 10%) and her remaining AWA for the current Contract Year is $5,000 ($10,000 – $5,000).

If you have taken an Excess Withdrawal during the qualifying Contract Year prior to the Qualification Date, we will recalculate the remaining Annual Withdrawal Amount for that Contract Year as of the Qualification Date by subtracting the Maximum Withdrawal Percentage identified on the Benefit Election Date from the enhanced Maximum Withdrawal Percentage provided by this endorsement, and multiplying the difference in those percentages by the Benefit Base on the Qualification Date.

Example:

Five years ago, after turning age 75, Elisabeth elected a SecurePay rider. She is now 80 years old and has a Benefit Base and Contract Value of $100,000. She has a Maximum Withdrawal Percentage of 5%. Her AWA is $5,000 (5% * $100,000).

In February of the current Contract Year, Elisabeth takes a SecurePay Withdrawal of $5,000 and an Excess Withdrawal of $4,000. Her new Benefit Base after the Excess Withdrawal is $95,789 ($100,000 – $4,000/$95,000 * $100,000). Assume that in March, Elisabeth qualifies for an enhanced Maximum Withdrawal Percentage of 10% under SecurePay NH and her Benefit Base is still $95,789. Her new AWA is $9,579 ($95,789 * 10%) and her remaining AWA for the current Contract Year is $4,789 ((10% – 5%) * $95,789)

Notice of Qualification. We will include the amount of the increase in the Annual Withdrawal Amount for the qualifying year in the notice that confirms the Covered Person's qualification for the Nursing Home Enhancement.

Subsequent Contract Years. In subsequent Contract Years in which you are eligible for the Nursing Home Enhancement, we multiply the Benefit Base on the Contract Anniversary by the enhanced Maximum Withdrawal Percentage to determine the Annual Withdrawal Amount for that Contract Year. For any year in which you are not eligible for the Nursing Home Enhancement, we determine the Annual Withdrawal Amount, if any, according to the terms of the SecurePay rider you purchased.

Termination and Reinstatement of the SecurePay NH Benefit. The SecurePay NH benefit terminates when your SecurePay rider terminates. If your SecurePay rider is reinstated, your SecurePay NH benefit will also be reinstated.

Tax Considerations for the SecurePay NH Benefit. The tax treatment of the SecurePay NH benefit is uncertain in several respects. Please see "Federal Tax Matters, Tax Consequences of Protected Lifetime Income Benefits" and "Qualified Retirement Plans, Protected Lifetime Income Benefits." If you are considering purchasing a Qualified Contract with a SecurePay rider, you should consult a tax adviser because the addition of the SecurePay rider could affect the qualification of your Contract and/or the Qualified Plan associated with your Contract.

Required Minimum Distributions

If a SecurePay rider is purchased for use with a Qualified Contract, the Qualified Contract must comply with the required minimum distribution (RMD) rules under the Code Section 401(a)(9). The SecurePay rider, and certain other benefits that the IRS may characterize as "other benefits" for purposes of the regulations under Code Section 401(a)(9), may increase the amount of the RMD that must be taken from your Qualified Contract. See "QUALIFIED RETIREMENT PLANS."

After the Benefit Election Date, we permit withdrawals from a Qualified Contract that exceed the AWA in order to satisfy the RMD for the Qualified Contract without compromising the SecurePay guarantees. In particular, if you provide us with written notice of an RMD at the time you request a SecurePay Withdrawal from your Qualified Contract, we will compute an amount that is treated under the SecurePay rider as the RMD for the calendar year with respect to your Qualified Contract. Note that although the tax law may permit you in certain circumstances to take distributions from your Qualified Contract to satisfy the RMDs with respect to other retirement plans established for your benefit, only the amount computed by us as the RMD with respect to your Qualified Contract is treated as an RMD for purposes of the SecurePay rider. Also, if you do not provide us with Written Notice of an RMD at the time you request a SecurePay Withdrawal, the entire amount by which the withdrawal exceeds any remaining AWA for the Contract Year will reduce the amount of your future AWA and could reduce your Benefit Base.

In the future, we may institute certain procedures, including requiring that RMD be established as automatic, periodic distributions, in order to ensure that RMDs for a calendar year do not exceed the AWA for the corresponding Contract Year.

In general, under either SecurePay rider, you may withdraw the greater of (i) your AWA for a contract year or (ii) the RMD attributable to your Contract that is determined as of December 31st immediately preceding the beginning of your contract year.

Note: If you submit your Benefit Election Form before the first RMD under Code Section 401(a)(9) is due, we may adjust the amount of your maximum SecurePay Withdrawal for the contract year that includes the due date for the first RMD so that the maximum amount of your withdrawal under a SecurePay rider will be the greater of your first RMD or AWA plus the greater of your second RMD or AWA minus your actual withdrawals in the previous contract year. Thereafter, the maximum allowed is the greater of the AWA or the RMD determined as of the preceding December 31st.

PROTECTIVE INCOME MANAGER (patent pending) WITH RightTime® OPTION

In general, the Protective Income Manager rider guarantees the right to make withdrawals ("Protective Income Manager Withdrawals") each year even if your Contract Value is reduced to zero due to poor market performance, and provides fixed lifetime income payments for the life of any Covered Person ("Protected Lifetime Payments") beginning on the Maximum Annuity Date. Protective Income Manager is specifically designed for you to withdraw all your Contract Value by the (younger) Covered Person's 95th birthday in annual amounts that may vary from year to year (the "Optimal Withdrawal Amount").

Note: The rider may not operate as designed if joint life coverage is selected and there is a significant age difference between the two Covered Persons. In that event, it is likely that on the Maximum Annuity Date (the older Covered Person's 95th birthday), a substantial amount of Contract Value will still be remaining. As a result, it may be in your best interest to apply this amount to an Annuity Option instead of the rider's Protected Lifetime Payment Annuity Option. If so, you will have paid for the rider without receiving its full benefit. If there is a significant age disparity between you and your spouse, then joint life coverage under the rider may not be appropriate for you. You should discuss this with your financial advisor to ascertain if joint life coverage will address your financial needs and be suitable for you. See "Selecting Your Coverage Option" below for factors to consider when discussing this with your advisor. Also see Appendix I for examples of joint life coverage when there is a significant age difference.

Under the Protective Income Manager rider, the Owner or Owner(s) may designate certain persons as "Covered Persons" under the Contract. See "Selecting Your Coverage Option." These Covered Persons will be eligible to make Protective Income Manager Withdrawals each Contract Year up to a specified amount during the life of the Covered Person(s). This amount is called the "Optimal Withdrawal Amount," and is calculated as a percentage of your Contract Value. Annual aggregate withdrawals that exceed the Optimal Withdrawal Amount may result in a reduction of rider benefits (and may even significantly reduce or eliminate such benefits) because we will recalculate the minimum guarantees associated with your Optimal Withdrawal Amount on the next Contract Anniversary. Protective Income Manager Withdrawals are guaranteed to be no lower than your initial Optimal Withdrawal Amount, even if your Contract Value falls to zero, if you do not take any withdrawals in excess of your Optimal Withdrawal Amount ("Excess Withdrawals").

You may purchase the Protective Income Manager rider when you purchase your Contract, or at a later date under our RightTime® option, provided the Covered Person (or both Covered Persons) are between ages 60 and 80 on the date the Protective Income Manager rider is issued (the "Rider Issue Date") and your Contract Value is at least $25,000 on that date if you purchase under the RightTime option.

The Protective Income Manager rider does not guarantee Contract Value or the performance of any investment option.

Important Considerations

•  If you purchase the Protective Income Manager rider, your options for allocating Purchase Payments and Contract Value are restricted. See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits."

•  If you purchase the Protective Income Manager rider, your death benefit will be the Return of Purchase Payments Death Benefit. The Maximum Anniversary Value Death Benefit is not available under the Protective Income Manager rider. If you selected the Maximum Anniversary Value Death Benefit when you purchased your Contract and you later purchase the Protective Income Manager rider under our RightTime® option, we will pay the Return of Purchase Payments Death Benefit at the time of an Owner's death. If the value of your Maximum Anniversary Value Death Benefit at the time you elect the Protective Income Manager rider is greater than the value of the Return of Purchase Payments Death Benefit at that time, then you will forfeit this excess. We will stop assessing the fee for the Maximum Anniversary Value Death Benefit when we issue the Protective Income Manager rider, but will not refund the fees you paid for the Maximum Anniversary Value Death Benefit before that date. (See "Death of a Covered Person.")

•  Any change in a Covered Person other than a spousal continuation under a Joint Life Coverage option, will cause the rider to terminate without any refund of fees.

•  Excess Withdrawals will cause a "reset" of the floor on your Optimal Withdrawal Amount (which is the lowest amount we guarantee your Optimal Withdrawal Amount will be each year) on the next Contract Anniversary. This may result in a substantially lower Optimal Withdrawal Amount in the future, which could significantly reduce or even eliminate the value of the Protective Income Manager rider. See "Determining Your Optimal Withdrawal Amount."

•  You will begin paying the Protective Income Manager fee as of the Rider Issue Date, even if you do not begin taking Protective Income Manager Withdrawals for many years.

•  You may not cancel the Protective Income Manager rider during the ten years following the Rider Issue Date.

•  We do not refund any Protective Income Manager fees if the rider terminates for any reason or if you choose not to take Protective Income Manager Withdrawals.

•  The automatic purchase payment plan and automatic withdrawal plan are not available if you purchase the Protective Income Manager rider. If you select the Protective Income Manager rider under our RightTime® Option, on the Rider Issue Date we will cancel any existing automatic purchase payment plan or automatic withdrawal plan that you have established.

•  The Protective Income Manager rider may not be available in all states, and we may otherwise limit its availability.

The ways to purchase the Protective Income Manager rider, conditions for continuation of the benefit, process for beginning Protective Income Manager Withdrawals, and the manner in which your Optimal Withdrawal Amount is calculated are discussed below.

You should not purchase the Protective Income Manager rider if:

•  you expect to take Excess Withdrawals because such Excess Withdrawals may significantly reduce or eliminate the value of the benefit (see "Excess Withdrawals");

•  you are primarily interested in maximizing the Contract's potential for long-term accumulation rather than systematically withdrawing all of your Contract Value over time;

•  it is important for you to leave a death benefit for your heirs;

•  there is a significant age disparity between the two Covered Persons; or

•  you do not expect to take Protective Income Manager Withdrawals (especially before the age of 95).

Appendix F demonstrates the operation of the Protective Income Manager rider using hypothetical examples. You should review Appendix F and consult your sales representative to discuss whether the Protective Income Manager rider suits your needs.

Purchasing Protective Income Manager

You may purchase the Contract and the Protective Income Manager rider if your initial Purchase Payment is at least $25,000. If your initial Purchase Payment is funded, in whole or in part, by the exchange of another annuity contract or contracts, the aggregate value of your Purchase Payments within the first 120 days following the Contract Issue Date must be equal to or greater than $25,000. If the total of your Purchase Payments is less than $25,000 at the end of the Valuation Period on the 120th day following the Contract Issue Date, we will terminate Protective Income Manager and credit to your account all Protective Income Manager fees previously deducted from your Contract Value. In addition, if we terminate your Protective Income Manager, any withdrawals that you took under Protective Income Manager during the initial 120 day period will be treated as Contract withdrawals.

If the rider is still available for sale, you may instead exercise the RightTime® option to add it to your Contract any time before the Annuity Date so long as your Contract Value on the Rider Issue Date is at least $25,000 and you meet the age requirements. If you purchase the rider under the RightTime® option, the rider will be subject to the terms and conditions of the Protective Income Manager rider in effect at the time it is issued.

Important Considerations

The timing of the Protective Income Manager rider purchase may have a significant impact on the minimum Optimal Withdrawal Amount guarantee under the rider:

•  For example, there are certain advantages to purchasing the Protective Income Manager rider early. Foremost, the rider is designed for you to receive income over the long term through periodic withdrawals. In addition, the amount you can withdraw each Contract Year under the rider will never drop below your initial Optimal Withdrawal Amount, which is calculated as a percentage of your Contract Value on the Rider Issue Date (so long as you do not take an Excess Withdrawal, which would result in a recalculation of your minimum Optimal Withdrawal Amount based on your current Contract Value). This means if you purchase the Protective Income Manager rider at issue, or early on under the RightTime® option, then you will "lock in" a minimum Optimal Withdrawal Amount that will not decrease even if there is a future downturn in Sub-Account performance.

•  On the other hand, if you wait to purchase the Protective Income Manager rider, you may be able to lock in a higher minimum Optimal Withdrawal Amount if Sub-Account performance has been favorable and your Contract Value has increased. In addition, the minimum Optimal Withdrawal Amount may be higher the closer you are to a Covered Person's 95th birthday when you elect the rider (assuming Sub-Account performance has not significantly decreased since the Contract Issue Date) as the rider is designed for you to withdraw a greater proportion of Contract Value over time.

•  You also should consider:

•  If you purchase the Protective Income Manager rider when you purchase the Contract, the annual Protective Income Manager fee is currently 0.10% lower than if you exercise the RightTime® option to purchase the Protective Income Manager rider after that date. The Protective Income Manager fee for new purchasers and the difference between the fee for the rider purchased at Contract issue and under the RightTime® option may change.

•  But, if you purchase the Protective Income Manager rider too early, you may pay the Protective Income Manager fee for a longer period than is necessary. Additionally, beginning on the Rider Issue Date, your death benefit will be the Return of Purchase Payments Death Benefit (the Maximum Anniversary Value Death Benefit will not be available) and you must comply with our Allocation Guidelines and Restrictions.

Please consult your sales representative to discuss the appropriate time for you to purchase the Protective Income Manager rider.

Designating the Covered Person(s)

The Covered Person is the person upon whose life the Protective Income Manager rider benefit is based. You may designate one Covered Person (Single Life Coverage) or two Covered Persons (Joint Life Coverage).

•  If Single Life Coverage is elected, then the Owner will be the Covered Person (if there are two Owners, then the older Owner will be the Covered Person).

•  Joint Life Coverage may be elected if there are two Owners under the Contract who are spouses or if there is one Owner and his or her spouse is the sole Primary Beneficiary under the Contract. If Joint Life Coverage is elected, then the Owner and the Owner's spouse will be the Covered Persons.

•  Where the Owner is a corporation, partnership, company, trust, or other "non-natural person," the Annuitant (under Single Life Coverage) or Annuitant and Annuitant's spouse who is the sole beneficiary (under Joint Life Coverage) will be the Covered Person(s).

•  The Covered Person (or, if Joint Life Coverage is selected, one of the two Covered Persons) must be designated as the Annuitant under the Contract.

Note: A change of Covered Persons will cause the Protective Income Manager rider to terminate and any scheduled Protective Income Manager Withdrawals to cease. If you remove a Covered Person (which may occur, for example, if you remove a spouse Beneficiary or add additional Primary Beneficiaries or change the Owner or Annuitant), or if you add a Covered Person (which may occur, for example, if you add a spouse as a sole Primary Beneficiary), then this would constitute a change of Covered Persons. In addition, whether a spouse continues the Contract could affect the rights and benefits under the Protective Income Manager rider and could have tax consequences. (See "Tax Consequences — Treatment of Civil Unions and Domestic Partners.")

Selecting Your Coverage Option.  If both Owners of the Contract are spouses, or if there is one Owner and a spouse who is the sole Primary Beneficiary, you must indicate at the time you purchase the rider whether there will be one or two Covered Persons. Please pay careful attention to this designation, as it will impact the Protective Income Manager Payment Factor and whether the Optimal Withdrawal Amount will continue to be available for the life of the surviving spouse.

The various coverage options are illustrated in the following table:

	Single Life Coverage	Joint Life Coverage
Single Owner/Non-spouse Beneficiary	Covered Person is the Owner. Protective Income Manager rider expires upon death of Covered Person.	N/A

Single Owner/Spouse Beneficiary	Covered Person is the Owner. Protective Income Manager rider expires upon death of Covered Person.	Both are Covered Persons. Protective Income Manager rider expires upon death of last surviving Covered Person.

Joint Owner/Non-spouse 2nd Owner	Covered Person is older Owner. Protective Income Manager rider expires upon the death of the Covered Person.	N/A

Joint Owner/Spouse 2nd Owner	Covered Person is older Owner. Protective Income Manager rider expires upon death of Covered Person.	Both are Covered Persons. Protective Income Manager rider expires upon death of last surviving Covered Person.

Important Note on Joint Life Coverage: The rider is designed to distribute all of your Contract Value by the younger Covered Person's 95th birthday. The rider may not operate as designed if joint life coverage is selected and there is a significant age difference between the two Covered Persons. In that event, it is likely that on the Maximum Annuity Date (the older Covered Person's 95th birthday), a substantial amount of Contract Value will still be remaining. As a result, it may be in your best interest to apply this amount to an Annuity Option instead of the rider's Protected Lifetime Payment Annuity Option. If so, you will have paid for the rider without receiving its full benefit. See "Determining Your Optimal "Protected Lifetime Payments Available on Maximum Annuity Date (Oldest Owner's or Annuitant's 95th Birthday)."

Factors for you, your spouse, and your financial advisor to consider before purchasing joint life coverage under the rider include:

•  Your expectations as to Variable Account performance between now and the Maximum Annuity Date. Please see Appendix I for examples demonstrating how negative, flat, and positive market performance may influence the payment of lifetime income under the rider when there is a significant age difference between Covered Persons.

•  The age difference between you and your spouse. As the age difference increases (particularly when there is more than ten years between you), the more likely it is that the rider will not distribute all of your Contract Value and then make Protected Lifetime Payments.

•  The age and health of the older Covered Person. If the older Covered Person does not live to age 95, then the Contract Value will be distributed by the surviving Covered Person's 95th birthday, at which time Protected Lifetime Payments under the rider will begin. You may also want to consider the sex of the older Covered Person, as females are more likely to live to age 95 than are males.

•  Whether the Contract was purchased for use in connection with a Qualified Contract owned by the younger spouse. If the younger spouse is the sole Owner under the Contract, then there may be a desire for the older spouse to receive Protected Lifetime Payments under the rider in the event of the younger spouse's death. You should discuss these payments as well as the payments you might receive under other Annuity Options under your Contract.

If there is a significant age disparity between you and your spouse, then joint life coverage under the rider may not be appropriate for you. You should discuss this with your financial advisor to ascertain if joint coverage under the Protective Income Manager rider will address your financial needs and be suitable for you.

Allocation Guidelines and Restrictions

In order to maintain the Protective Income Manager rider, you must allocate your Purchase Payments and Contract Value in accordance with the Allocation Guidelines and Restrictions that we have established. The Allocation Guidelines and Restrictions are designed to limit our risk under the Protective Income Manager rider. Please see "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits."

Determining Your Optimal Withdrawal Amount

The Optimal Withdrawal Amount is the maximum amount that you may withdraw from your Contract Value each Contract Year without reducing or eliminating the benefits under the Protective Income Manager rider. We calculate your Optimal Withdrawal Amount each year by multiplying your Contract Value by the "Protective Income Manager Payment Factor." This factor is based on:

•  the age of the (younger) Covered Person on the Rider Issue Date; and

•  the age of the (younger) Covered Person on the date we calculate the Optimal Withdrawal Amount.

Note: So long as you never take an Excess Withdrawal (described below), the amount you may withdraw from your Contract Value each year will never be less than your initial Optimal Withdrawal Amount.

1.  We determine your initial Optimal Withdrawal Amount as of the Rider Issue Date by multiplying the "Protective Income Manager Payment Factor" (described below) by your Contract Value on that date.

  For example, assume there is one Covered Person under the Protective Income Manager rider, a 75-year old who has made an initial Purchase Payment of $100,000. As provided in the Single Life Coverage table in Appendix G, the Protective Income Manager Payment Factor is 0.06661 (because she is 75). We determine the initial Optimal Withdrawal Amount by multiplying the Protective Income Manager Payment Factor by the Contract Value. Therefore, the initial Optimal Withdrawal Amount is $6,661 (0.06661 x $100,000).

  If you purchase the Protective Income Manager rider at the time you purchase the Contract and we receive an additional Purchase Payment within the first 120 days, then we will recalculate your initial Optimal Withdrawal Amount on the 120th day following the Contract Issue Date to equal the Protective Income Manager Payment Factor as of the Contract Issue Date multiplied by the total aggregate Purchase Payments received, less any withdrawals made, during the 120-day period (including your initial Purchase Payment). If the 120th day is not a Valuation Date, then we will make this calculation on the next Valuation Date. We will consider this to be your initial Optimal Withdrawal Amount for purposes of calculating future Optimal Withdrawal Amount amounts. In the future, we may recalculate the initial Optimal Withdrawal Amount sooner than the 120th day after the Contract Issue Date or more frequently than once during that 120 day period, or both.

2.  We recalculate your Optimal Withdrawal Amount on each subsequent Contract Anniversary prior to the Annuity Date by multiplying the Protective Income Manager Payment Factor by your Contract Value on that anniversary.

  Your Optimal Withdrawal Amount for any Contract Year can not be more than 110% of your Optimal Withdrawal Amount for the prior Contract Year. In addition, unless you have taken an Excess Withdrawal (which would result in a Reset of the Optimal Withdrawal Amount, as described below), we guarantee that your Optimal Withdrawal Amount will always be at least the greater of:

  a.  90% of your Optimal Withdrawal Amount for the prior Contract Year; or

  b.  Your initial Optimal Withdrawal Amount.

  For example, assume that the Covered Person described above did not take an Excess Withdrawal during her first Contract Year, and that her Contract Value on the first Contract Anniversary is $95,684. We determine the Optimal Withdrawal Amount on each Contract Anniversary by multiplying the Protective Income Manager Payment Factor by the Contract Value on that anniversary, subject to the minimum and maximum limits described above. Therefore, we first calculate the Optimal Withdrawal Amount as the Protective Income Manager Payment Factor at attained age 76 (while also taking into account her age 75 on the Rider Issue Date, since she did not take an Excess Withdrawal) times the Contract Value, or $6,614 (0.06912 x $95,684). Because this amount is less than her initial Optimal Withdrawal Amount but not more than 110% of that amount, her Optimal Withdrawal Amount will remain at $6,661 for the second Contract Year.

Note: The Optimal Withdrawal Amount is not cumulative. If you choose to withdraw only a part of, or none of, your Optimal Withdrawal Amount in any given Contract Year, you should understand that you cannot carry over any unused Optimal Withdrawal Amount to any future Contract Years.

Increase in Protective Income Manager Fee. If you elect not to pay an increase in your Protective Income Manager Fee, then we will "lock in" your current Protective Income Manager Payment Factor and will use this factor when we calculate your Optimal Withdrawal Amount on all future Contract Anniversaries. Your Protective Income Manager Payment Factor will never change, even if there is a Reset following the date you elect not to pay the fee increase due to an Excess Withdrawal. This could ultimately mean a significant reduction in your future Optimal Withdrawal Amount because the Protective Income Manager Payment Factors are designed to increase each year. You should carefully consider whether or not it is in your best interest to decline an increase in the Protective Income Manager fee. See "Protective Income Manager Fee."

The Protective Income Manager Payment Factor. We determine the Protective Income Manager Payment Factor based upon the age of the (younger) Covered Person on the Rider Issue Date, as well as that person's attained age on the date we calculate the Optimal Withdrawal Amount. On each Contract Anniversary when we recalculate your Optimal Withdrawal Amount, we will use a new Protective Income Manager Payment Factor based upon the current attained age of the (younger) Covered Person at that time, but the Protective Income Manager Payment Factor will still continue to be based on the age of the (younger) Covered Person on the Rider Issue Date unless there has been a Reset (discussed below). If you take no Excess Withdrawals, the Protective Income Manager Payment Factor increases each year as the (younger) Covered Person's age increases. Because the Protective Income Manager is designed for you to withdraw a greater proportion of Contract Value over time, the Optimal Withdrawal Amount tends to increase over time (assuming Sub-Account performance has not significantly decreased since the Contract Issue Date). The Protective Income Manager Payment Factors are set forth in Appendix G for Single Life Coverage and Joint Life Coverage.

Reset of the Minimum Optimal Withdrawal Amount. If you take an Excess Withdrawal, the next Contract Anniversary will be a Reset Date. On that date we will Reset the "floor" for all future Optimal

Withdrawal Amounts following the Reset Date. This floor is the lowest amount we guarantee your Optimal Withdrawal Amount will be each year, as follows:

Your Optimal Withdrawal Amount on each Contract Anniversary following the Reset Date will be the lesser of:

a.  Your initial Optimal Withdrawal Amount; or

b.  Your Optimal Withdrawal Amount as of the Reset Date.

Note: This means we will no longer guarantee that your Optimal Withdrawal Amount will never be lower than your initial Optimal Withdrawal Amount.

In addition, on a Reset Date, we will use a new Protective Income Manager Payment Factor to calculate your Optimal Withdrawal Amount on that date. This will be based solely on the attained age of the (younger) Covered Person on the Reset Date (provided you have not declined an increase in the Protective Income Manager fee, as discussed above). This will result in a lower Protective Income Manager Payment Factor. For future Optimal Withdrawal Amount calculations, we will continue to base the Protective Income Manager Payment Factor on the age of the (younger) Covered Person on the Reset Date (until the next Reset Date, if any), as well as on that person's attained age on the date we calculate the Optimal Withdrawal Amount.

For example, assume that on the Rider Issue Date, the Contract Value is $133,000, there is one Covered Person under the Protective Income Manager rider, and that person is 60 years old. The initial Optimal Withdrawal Amount is $6,852 ($6,852 = 0.05152 x $133,000). Further assume that he takes an Excess Withdrawal five years later. On the next Contract Anniversary, he is 65, and his Contract Value is $100,000. On that anniversary, we will calculate his Optimal Withdrawal Amount by multiplying the Protective Income Manager Payment Factor at age 65 by the Contract Value, or $5,406 (0.05406 x $100,000). We will reset his minimum Optimal Withdrawal Amount for all future years to equal the lesser of his initial Optimal Withdrawal Amount ($6,852) or the Optimal Withdrawal Amount on the Reset Date ($5,406). Therefore, his new minimum Optimal Withdrawal Amount is $5,406.

Note: If you take an Excess Withdrawal, your Optimal Withdrawal Amount as of the Reset Date may be substantially lower than your initial Optimal Withdrawal Amount, which would mean a significant reduction in the Optimal Withdrawal Amount available to you on and after a Reset Date. You should carefully consider whether or not it is in your best interest to take an Excess Withdrawal.

Beginning Your Protective Income Manager Withdrawals

All Contract withdrawals taken on and after the Rider Issue Date are considered either Protective Income Manager Withdrawals or Excess Withdrawals.

•  Protective Income Manager Withdrawals are aggregate withdrawals you make from your Contract Value each Contract Year that do not exceed your Optimal Withdrawal Amount.

•  An Excess Withdrawal is any portion of a withdrawal that, when aggregated with all prior withdrawals during that Contract Year, exceeds the Optimal Withdrawal Amount.

At any time prior to the Annuity Date, you may request Protective Income Manager Withdrawals individually or instruct us to send you specific Protective Income Manager Withdrawal amounts periodically by submitting to us a request that includes all of the information necessary for us to complete your request.

Note: The Protective Income Manager rider is designed for you to take Protective Income Manager Withdrawals each Contract Year. If all your withdrawals on and after the Rider Issue Date are Protective Income Manager Withdrawals, your Optimal Withdrawal Amount will never decrease below your initial Optimal Withdrawal Amount and you may continue to withdraw that amount for the lifetime of the Covered Person (or the last surviving Covered Person, if you selected Joint Life Coverage).

The Protective Income Manager rider is designed for you to receive income. If you delay taking Protective Income Manager Withdrawals, you may shorten the period during which you may take such withdrawals due to life expectancy, so you may be paying for a benefit you are not using. Please consult your sales representative regarding the appropriate time for you to begin taking Protective Income Manager Withdrawals.

Important Considerations

•  All withdrawals, including Protective Income Manager Withdrawals, reduce your Contract Value and death benefit. Surrender charges and federal and state income taxes may apply, as well as a 10% federal penalty tax if a withdrawal occurs before the Owner reaches age 59 1/2. See "Charges and Deductions, Surrender Charge" and "TAXATION OF ANNUITIES IN GENERAL, Taxation of Withdrawals and Surrenders."

•  All withdrawals, including Protective Income Manager Withdrawals, count towards the free withdrawal amount under the Contract. However, we do not assess a surrender charge on Protective Income Manager Withdrawals, even when surrender charges would otherwise apply. See "Charges and Deductions, Surrender Charge." Protective Income Manager Withdrawals are not subject to the minimum Contract Value limitation. See "Surrender and Withdrawals."

Excess Withdrawals

An Excess Withdrawal is any portion of a withdrawal that, when aggregated with all prior withdrawals during that Contract Year, exceeds the Optimal Withdrawal Amount. We will not recalculate your Optimal Withdrawal Amount until the next Contract Anniversary, so any subsequent withdrawal you request that Contract Year is also an Excess Withdrawal. A withdrawal that causes the aggregate withdrawals for that Contract Year to exceed the Optimal Withdrawal Amount may include amounts that qualify as a Protective Income Manager Withdrawal as well as amounts that are deemed an Excess Withdrawal.

If you have instructed us to send you all or a portion of the Optimal Withdrawal Amount periodically, an Excess Withdrawal automatically terminates these periodic withdrawals. You may resume periodic Protective Income Manager Withdrawals beginning on the next Contract Anniversary based on the recalculated Optimal Withdrawal Amount by sending us Written Notice.

Excess withdrawals reduce your Contract Value and death benefit. Excess Withdrawals are subject to surrender charges and count towards the free withdrawal amount under the Contract, and federal and state income taxes may apply. Excess Withdrawals are subject to the minimum Contract Value limitation. See "Charges and Deductions, Surrender Charge," "Surrender and Withdrawals," and "TAXATION OF ANNUITIES IN GENERAL, Taxation of Withdrawals and Surrenders."

Note: An Excess Withdrawal will cause a Reset on the next Contract Anniversary. This may result in a substantially lower Optimal Withdrawal Amount in the future, which could significantly reduce or even eliminate the value of the Protective Income Manager rider. See "Determining Your Optimal Withdrawal Amount." You should not purchase the Protective Income Manager rider if you intend to take Excess Withdrawals.

If your Contract Value reduces to zero due to an Excess Withdrawal, we will terminate your Contract and the Protective Income Manager rider. You will not be entitled to receive any further benefits under the Protective Income Manager rider.

If you would like to make an Excess Withdrawal and are uncertain how an Excess Withdrawal will reduce your future guaranteed withdrawal amounts, then you may contact us prior to requesting the withdrawal to obtain a personalized, transaction-specific calculation showing the effect of the Excess Withdrawal.

Required Minimum Distributions

If the Protective Income Manager rider is purchased for use with a Qualified Contract, the Qualified Contract must comply with the required minimum distribution (RMD) rules under the Code Section 401(a)(9). The Protective Income Manager rider, and certain other benefits that the IRS may characterize as "other benefits" for purposes of the regulations under Code Section 401(a)(9), may increase the amount of the RMD that must be taken from your Qualified Contract. See "Qualified Retirement Plans."

We permit withdrawals from a Qualified Contract that exceed the Optimal Withdrawal Amount in order to satisfy the RMD for the Qualified Contract without compromising the Protective Income Manager guarantee. In particular, if you provide us with written notice of an RMD at the time you request a Protective Income Manager Withdrawal from your Qualified Contract, we will compute an amount that is treated under the Protective Income Manager rider as the RMD for the calendar year with respect to your Qualified Contract. Note that although the tax law may permit you in certain circumstances to take distributions from your Qualified Contract to satisfy the RMDs with respect to other retirement plans established for your benefit, only the amount computed by us as the RMD with respect to your Qualified Contract is treated as an RMD for purposes of the Protective Income Manager rider. Also, if you do not provide us with Written Notice of an RMD at the time you request a Protective Income Manager Withdrawal, the entire amount by which the withdrawal exceeds any remaining Optimal Withdrawal Amount for the Contract Year will reduce the amount of your future Optimal Withdrawal Amount and could reduce or eliminate the benefit under the Protective Income Manager rider.

In the future, we may institute certain procedures, including requiring that the RMD be established as automatic, periodic distributions, in order to ensure that RMDs for a calendar year do not exceed the Optimal Withdrawal Amount for the corresponding Contract Year.

In general, under the Protective Income Manager rider, you may withdraw the greater of (i) your Optimal Withdrawal Amount for a Contract Year or (ii) the RMD attributable to your Contract that is determined as of December 31st immediately preceding the beginning of your Contract Year.

Note: If you begin taking Protective Income Manager Withdrawals before the first RMD under Code Section 401(a)(9) is due, we may adjust the amount of your maximum Protective Income Manager Withdrawal for the Contract Year that includes the due date for the first RMD so that the maximum amount of your withdrawal under the Protective Income Manager rider will be the greater of your first RMD or Optimal Withdrawal Amount plus the greater of your second RMD or Optimal Withdrawal Amount minus your actual withdrawals in the previous Contract Year. Thereafter, the maximum allowed is the greater of the Optimal Withdrawal Amount or the RMD determined as of the preceding December 31st.

Reduction of Contract Value to Zero

If your Contract Value is reduced to zero due to poor Sub-Account performance, the deduction of fees, and/or a Protective Income Manager Withdrawal, we will terminate your rider and settle the benefit under your Protective Income Manager rider as follows:

•  We will pay your remaining Optimal Withdrawal Amount in accordance with your instructions until the Contract Anniversary following the date of the transaction that reduced the Contract Value to zero;

•  We will establish an Annuity Date that is the Contract Anniversary following the date of the transaction that reduced the Contract Value to zero;

•  We will continue to recalculate your Optimal Withdrawal Amount on each Contract Anniversary until the earlier of the death of the Covered Person (or last surviving Covered Person if Joint Life Coverage was selected) or the Maximum Annuity Date. As described above under "Determining your Optimal Withdrawal Amount," your Optimal Withdrawal Amount on each Contract Anniversary is equal to your Contract Value multiplied by the Protective Income Manager Payment Factor, and will always be at least the greater of: (a) 90% of your Optimal Withdrawal Amount for the prior Contract Year; or (b) your initial Optimal Withdrawal Amount (or your Optimal Withdrawal Amount as of the most recent Reset Date, if applicable). Because your Contract Value will be zero, this means your Optimal Withdrawal Amount will decrease by 10% each Contract Year, but will never drop below your initial Optimal Withdrawal Amount (or your Optimal Withdrawal Amount as of the most recent Reset Date, if applicable).

•  If a Covered Person (or last surviving Covered Person if Joint Life Coverage was selected) is alive on the Maximum Annuity Date, then you will begin receiving Protected Lifetime Payments as described below under "Protected Lifetime Payments Available on Maximum Annuity Date (Oldest Owner's or Annuitant's 95th Birthday)."

•  If Single Life Coverage was selected and the Covered Person dies, no further payments (i.e., the Optimal Withdrawal Amount or the Protected Lifetime Payment Amount, as applicable) are payable. If Joint Life Coverage was selected and one Covered Person dies, the remaining payments (i.e., the Optimal Withdrawal Amount or the Protected Lifetime Payment Amount, as applicable) will be made at least as rapidly as they were made prior to the death of the first Covered Person.

If you request a surrender and your Contract Value at the time of the request is less than your remaining Optimal Withdrawal Amount for that Contract Year, we will pay you a lump sum equal to such remaining Optimal Withdrawal Amount. As with any distribution from the Contract, there may be tax consequences. In this regard, we intend to treat any amounts that you receive after the Contract Value is reduced to zero due to poor Sub-Account performance, the deduction of fees, and/or a Protective Income Manager Withdrawal as annuity payments for tax purposes. See "TAXATION OF ANNUITIES IN GENERAL."

If your Contract Value reduces to zero due to an Excess Withdrawal, we will terminate your Contract and the Protective Income Manager rider. You will not be entitled to receive any further benefits under the Protective Income Manager rider.

Protected Lifetime Payments Available on Maximum Annuity Date (Oldest Owner's or Annuitant's 95th Birthday)

The Protective Income Manager rider will terminate on the Annuity Date, whether or not you have begun your Protective Income Manager Withdrawals. You must annuitize the Contract no later than the Maximum Annuity Date.

If your Protective Income Manager rider is in effect on the Maximum Annuity Date, then you may select one of the Annuity Options available to you under your Contract (see "ANNUITY PAYMENTS, Annuity Options") or the Protective Income Manager rider's Protected Lifetime Payment Annuity Option. This option provides fixed monthly annuity payments for the life of the Covered Person (or last surviving Covered Person if Joint Life Coverage was selected), as follows:

1.  If no Reset Date has occurred under the Protective Income Manager rider, then each Protected Lifetime Payment will be equal to your initial Optimal Withdrawal Amount divided by 12.

2.  If any Reset Date has occurred under the Protective Income Manager rider because you have taken one or more Excess Withdrawals, then each Protected Lifetime Payment will be equal to the lesser of: (a) your initial Optimal Withdrawal Amount, divided by 12; or (b) the Optimal Withdrawal Amount calculated on the most recent Reset Date, divided by 12.

If you do not select an Annuity Option, your monthly annuity payments will be the greater of (i) the Protected Lifetime Payments described above; or (ii) payments based upon the Contract Value for the life of the Annuitant with a 10-year Certain Period. We must receive written notification of your election of such annuity payments at least three days but no earlier than 90 days before the Maximum Annuity Date. For more information regarding Annuity Options, including Certain Period options, see "ANNUITY PAYMENTS, Annuity Options."

Important Considerations. Please consult your financial adviser to discuss whether to elect the rider's Protected Lifetime Payment Annuity Option or one of the Annuity Options available on the Maximum Annuity Date. Among other things, you should consider the amount of the payments you would receive under each available option, your tax situation, whether you want variable or fixed payments, your need for income over the life of one or two individuals, and whether you desire to leave any benefit to your Beneficiary(ies).

Death of a Covered Person Before the Annuity Date

If there is one Covered Person and he or she dies before the Annuity Date, the Protective Income Manager rider terminates upon the Covered Person's death. If there are two Covered Persons and one dies before the Annuity Date, we will continue the Contract and the Protective Income Manager rider and continue to calculate the Optimal Withdrawal Amount as if no death had occurred so long as the Contract is not terminated by the surviving spouse. See "Death Benefit."

If you purchase the Protective Income Manager rider, your death benefit under the Contract will be the Return of Purchase Payments Death Benefit. The Maximum Anniversary Value Death Benefit is not available under the Protective Income Manager rider. If you selected the Maximum Anniversary Value Death Benefit when you purchased your Contract and you later purchase the Protective Income Manager rider under our RightTime® option, we will pay the Return of Purchase Payments Death Benefit at the time of an Owner's death. If the value of your Maximum Anniversary Value Death Benefit at the time you elect the Protective Income Manager rider is greater than the value of the Return of Purchase Payments Death Benefit at that time, then you will forfeit this excess. We will stop assessing the fee for the Maximum Anniversary Value Death Benefit when we issue the Protective Income Manager rider, but will not refund the fees you paid for the Maximum Anniversary Value Death Benefit before that date.

Protective Income Manager Fee

We deduct a monthly fee for the Protective Income Manager rider that compensates us for the costs and risks we assume in providing this benefit. The fee is a percentage of the greatest of:

a)  the Contract Value on each Monthly Anniversary Date;

b)  the Contract Value on the later of the Rider Issue Date or the most recent Reset Date; or

c)  if the rider is purchased on the Contract Issue Date, the sum of all Purchase Payments received (including your initial Purchase Payment), less any withdrawals made, during the 120-day period following the Contract Issue Date. (During the 120-day period fees are based upon your initial Purchase Payment.) If the 120th day is not a Valuation Date, then we will make this calculation on the next Valuation Date.

The percentage is currently 1.00% (on an annual basis) if you purchase the rider when you purchase the Contract and 1.10% (on an annual basis) if you purchase the rider under our RightTime® option.

We calculate the monthly Protective Income Manager fee on each Monthly Anniversary Date following the Rider Issue Date, and continue to calculate the fee monthly through the Annuity Date. We deduct the fee on the following Valuation Date from the Sub-Accounts of the Variable Account only. The fee is not deducted from the assets in the DCA Account. Accordingly, you must have transferred some assets from your DCA Account to one or more Sub-Accounts in accordance with our Allocation Guidelines and Restrictions before the fee is charged. We treat the deduction of the monthly fee as a withdrawal, but we will not reduce any free surrender amount available under the Contract, and we will not treat the deduction as an Excess Withdrawal under the rider.

We reserve the right to increase the Protective Income Manager fee, but it will never exceed 2.20% (if purchased under our RightTime® option) or 2.00% (if purchased at time of Contract issue) on an annual basis. If we increase the Protective Income Manager fee, we will give you at least 30 days' notice prior to the increase. You may elect not to pay the increase in your Protective Income Manager fee. We must receive your Written Notice declining the increase before the end of the Valuation Period during which the new Protective Income Manager fee becomes effective. If you elect not to pay an increase in your Protective Income Manager Fee, then we will "lock in" your most recent Protective Income Manager Payment Factor and will use this factor when we calculate your Optimal Withdrawal Amount on all future Contract Anniversaries. Your Protective Income Manager Payment Factor will never change, even if there is a Reset following the date you elect not to pay the fee increase. This could ultimately mean a significant reduction in your future Optimal Withdrawal Amount because the Protective Income Manager

Payment Factors are designed to increase each year. You should carefully consider whether or not it is in your best interest to decline an increase in the Protective Income Manager fee.

Terminating the Protective Income Manager Rider

We will terminate the Protective Income Manager rider upon the earliest of:

•  the Valuation Date you terminate the Protective Income Manager rider (permitted after the Protective Income Manager rider has been in effect for at least ten years);

•  the Valuation Date the Contract is surrendered or terminated;

•  the Valuation Date your Contract Value reduces to zero due to an Excess Withdrawal;

•  the Valuation Date your Contract Value reduces to zero due to poor Sub-Account performance, the deduction of fees, and/or a Protective Income Manager Withdrawal (subject to our obligation to make monthly payments to you, as set forth above under "Reduction of Contract Value to Zero");

•  the Valuation Date we receive instructions from you that results in a change in Covered Person(s);

•  for a Protective Income Manager rider with one Covered Person, the date of the Covered Person's death before the Annuity Date (even if the surviving spouse of the deceased Covered Person elects to continue the Contract);

•  for a Protective Income Manager rider with two Covered Persons, the date of death of the last surviving Covered Person before the Annuity Date;

•  the Annuity Date (subject to any obligation we may have to make Protected Lifetime Payments to you, as set forth above under "Protected Lifetime Payments Available on Maximum Annuity Date (Oldest Owner's or Annuitant's 95th Birthday)"); or

•  the Valuation Date we receive instructions that are not in compliance with our Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.

Deduction of the monthly fee for the Protective Income Manager rider ceases upon termination. We will not refund the Protective Income Manager fees you have paid if the Protective Income Manager rider terminates for any reason. If the Protective Income Manager rider terminates, you may not reinstate it or purchase a new rider except as described below under "Reinstating the Protective Income Manager rider within 30 Days of Termination."

Reinstating the Protective Income Manager rider within 30 Days of Termination

If your Protective Income Manager rider terminated due to a Prohibited Allocation instruction (see "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits"), you may request that we reinstate the rider.

Your written reinstatement request must correct the previous Prohibited Allocation instruction by either directing us to allocate your Contract Value and/or resume portfolio rebalancing in accordance with our Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits. We must receive your written reinstatement request within 30 days of the date the rider terminated. The reinstated rider will have the same terms and conditions, including the same Rider Issue Date, Optimal Withdrawal Amount, and Protective Income Manager fee as it had prior to termination. We will deduct any fees and make any other adjustments that were scheduled during the period of termination so that after the reinstatement, the Protective Income Manager rider will be as though the termination never occurred.

Tax Consequences

Treatment of Civil Unions and Domestic Partners. The Protective Income Manager rider's provisions relating to marital status are interpreted under applicable state law. For example, if the state law governing the Protective Income Manager rider treats individuals who are in a bona fide civil union or a domestic partnership as married, or the parties to a valid same sex marriage as spouses, such treatment will be recognized under the rider. As described above in "Death Benefit — Continuation of the Contract by a

Surviving Spouse", however, DOMA is the controlling law when determining whether individuals are married (or are spouses) for federal tax purposes and when interpreting certain provisions of the Contract to which the Protective Income Manager rider is attached. As a result, a beneficiary of a deceased owner who was treated as married to the owner under state law and for purposes of the Protective Income Manager rider, but whose marriage is not recognized by DOMA, will be required to take distributions from the Contract in the manner applicable to nonspouse beneficiaries. In some circumstances, these required distributions could substantially reduce or eliminate the value of the Protective Income Manager rider benefit.

An individual who is treated as a spouse for state law purposes, but not for DOMA, should not purchase the Protective Income Manager rider before consulting legal and financial advisors, and carefully evaluating whether the Protective Income Manager rider is suitable for her or his needs.

Other Tax Matters. For a general discussion of tax consequences specific to the Protective Income Manager rider, see "TAXATION OF ANNUITIES IN GENERAL, Tax Consequences of Protected Lifetime Income Benefits and QUALIFIED RETIREMENT PLANS, Protected Lifetime Income Benefits."

ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS

In order to maintain either SecurePay rider or the Protective Income Manager rider, you must allocate your Purchase Payments and Contract Value in accordance with the Allocation Guidelines and Restrictions that we have established. The Allocation Guidelines and Restrictions are designed to limit our risk under these riders.

Specifically, you must: (1) allocate all of your Purchase Payments and Contract Value in accordance with the Allocation by Investment Category guidelines (described below), or (2) allocate all of your Purchase Payments and Contract Value in accordance with one of the three eligible Benefit Allocation Model Portfolios (described below). You may also allocate your Purchase Payments to the dollar cost averaging ("DCA") Account(s), provided that transfers from the DCA Account are allocated to the Sub-Accounts in accordance with the Allocation Guidelines and Restrictions described above. In addition, you also must participate in the Allocation Adjustment Program.

NOTE: You may not allocate any of your Purchase Payments or Contract Value to the Fixed Account. Before you can purchase a SecurePay rider or the Protective Income Manager rider under the RightTime option, you must transfer any Contract Value in the Fixed Account to one or more of the Sub-Accounts consistent with the rider's Allocation Guidelines and Restrictions.

Allocation by Investment Category. The following Allocation by Investment Category guidelines specify the minimum and maximum percentages of your Contract Value that must be allocated to each of the three categories of Sub-Accounts listed below in order for you to remain eligible for benefits under a SecurePay rider or the Protective Income Manager rider (unless you are fully invested in a Benefit Allocation Model, as described above). You can select the percentage of Contract Value to allocate to individual Sub-Accounts within each group, but the total investment for all Sub-Accounts in a group must comply with the specified minimum and maximum percentages for that group.

These Allocation by Investment Category guidelines may not be consistent with an aggressive investment strategy. You should consult with your registered representative to determine if they are consistent with your investment objectives.

Allocation by Investment Category

Category 1

Minimum Allocation: 35%

Maximum Allocation: 100%

Fidelity VIP Investment Grade Bond	PIMCO VIT Long-Term US Government

Franklin US Government	PIMCO VIT Low Duration

Legg Mason Dynamic Multi-Strategy VIT	PIMCO VIT Real Return

Lord Abbett Bond Debenture	PIMCO VIT Short-Term

MFS Research Bond	PIMCO VIT Total Return

Oppenheimer Money Fund	Invesco V.I. Balanced Risk Allocation

Oppenheimer Global Strategic Income	Invesco V.I. Government Securities

Templeton Global Bond

Category 2

Minimum Allocation: 0%

Maximum Allocation: 65%

Franklin Income	MFS Investors Growth

MFS Total Return	MFS Investors Trust

Fidelity VIP Contrafund	MFS Value

Fidelity VIP Index 500	Mutual Shares

Franklin Rising Dividends	Oppenheimer Main Street

Goldman Sachs Strategic Growth	Invesco Van Kampen V.I. Comstock

Lord Abbett Capital Structure	Invesco Van Kampen V.I. Growth and Income

Lord Abbett Classic Stock	Invesco Van Kampen V.I. Equity & Income

Lord Abbett Fundamental Equity	MFS Growth

Category 3

Minimum Allocation: 0%

Maximum Allocation: 30%

Fidelity VIP Mid Cap	MFS VIT II Emerging Markets Equity

Franklin Flex Cap Growth	MFS VIT II International Value

Franklin Small Cap Value	Oppenheimer Capital Appreciation

Franklin Small-Mid Cap Growth	Oppenheimer Global Securities

Goldman Sachs VIT Growth Opportunities	PIMCO VIT All Asset

Goldman Sachs MidCap Value	Royce Capital Micro-Cap

Goldman Sachs Strategic Intl. Equity	Royce Capital Small-Cap

Legg Mason ClearBridge Variable	Templeton Developing Markets Securities

Mid Cap Core	Templeton Foreign

Legg Mason ClearBridge Variable	Templeton Growth

Small Cap Growth	Invesco Van Kampen V.I. Mid Cap Growth

Lord Abbett Growth Opportunities	Invesco V.I. Global Real Estate

Lord Abbett Mid-Cap Stock	Invesco V.I. International Growth

MFS New Discovery	Invesco V.I. Small Cap Equity

MFS Research	Invesco Van Kampen V.I. American Value

MFS Utilities

The Benefit Allocation Model Portfolios. Each of the Model Portfolios except the Aggressive Growth model will satisfy our Allocation Guidelines and Restrictions, including the Allocation by Investment Category guidelines (the "Benefit Allocation Model Portfolios"). See "Asset Allocation Model Portfolios."

In general, the investment strategies employed by the Benefit Allocation Model Portfolios all include allocations that focus on conservative, high quality bond funds, that combine bond funds and growth stock funds, or that emphasize growth stock funds while including a significant weighting of bond funds. Each of these allocation models seeks to provide income and/or capital appreciation while avoiding excessive risk. If you are seeking a more aggressive growth strategy, the Benefit Allocation Model Portfolios are probably not appropriate for you.

If you allocate your Purchase Payments and Contract Value in accordance with one of the eligible Benefit Allocation Model Portfolios, we will allocate your Purchase Payments and transfers out of the DCA Accounts, as the case may be, in accordance with the Benefit Allocation Model Portfolio you selected. If you purchase a SecurePay rider or the Protective Income Manager rider under the RightTime® option, we will allocate existing Sub-Account and Fixed Account values to the Benefit Allocation Model Portfolio that you selected. Although you may allocate all or part of your Purchase Payments and Contract Value to a Benefit Allocation Model Portfolio, you may only select one Benefit Allocation Model Portfolio at a time. You may, however, change your Benefit Allocation Model Portfolio selection provided the new portfolio is one specifically permitted for use with the SecurePay riders or the Protective Income Manager rider. You may not allocate any portion of your Purchase Payments or Contract Value to the Fixed Account.

The Allocation Adjustment Program (patent pending).  If you select the SecurePay, SecurePay R72, or the Protective Income Manager rider you must participate in the Allocation Adjustment Program. As with the Allocation by Investment Category guidelines and the Benefit Allocation Model Portfolios, the Allocation Adjustment Program is designed to limit our risk under these riders.

Under this program, we will monitor the performance of each Sub-Account in Category 2 and 3 of the Allocation by Investment Categories (see "Allocation by Investment Category" above). We will not monitor the Oppenheimer Money Fund Sub-Account or any of the other Sub-Accounts in Category 1. If, on any Monthly Anniversary Date after the first Contract Anniversary, the Accumulation Unit value of a Sub-Account in Category 2 or 3 drops below a specified level the Sub-Account will be temporarily "restricted" from allocations of Purchase Payments and Contract Value and we will transfer all existing Contract Value in the Sub-Account to the Oppenheimer Money Fund Sub-Account.

Under the Allocation Adjustment Program, we calculate a 12-month Simple Moving Average ("SMA") for each Sub-Account on each Monthly Anniversary Date. Each Sub-Account's SMA is the average Accumulation Unit value for that Sub-Account based on its Accumulation Unit value on the current Monthly Anniversary Date and each of the last 11 Monthly Anniversary Dates.

•  For example, assume a Sub-Account's Accumulation Unit values were $4.19, 3.81, 3.29, 2.98, 3.15, 3.33, 2.94, 3.73, 4.53, 5.35, 5.41, and 5.76 on each of the 12 most recent Monthly Anniversary Dates. Based on these Accumulation Unit values, its SMA on the most recent Monthly Anniversary Dates would be $4.04 (the sum of the 12 most recent Monthly Anniversary Dates' (Accumulation Unit values divided by 12).

If a Sub-Account has not been in existence for 12 months, we will calculate the SMA using the net asset value of the Fund in which the Sub-Account invests, adjusted for Contract charges and expenses, for each month no Accumulation Unit value is available.

Once we calculate a Sub-Account's SMA on a Monthly Anniversary Date, we then compare that SMA to the Sub-Account's current Accumulation Unit value on that Monthly Anniversary Date. If the Sub-Account's current Accumulation Unit value is equal to or less than the Sub-Account's SMA over the 12 most recent Monthly Anniversary Dates, then we will consider the Sub-Account to be restricted. This means:

•  On that Monthly Anniversary Date, we will transfer any Contract Value you have in the restricted Sub-Account to the Oppenheimer Money Fund Sub-Account;

•  You may not allocate Purchase Payments or transfer Contract Value into a restricted Sub-Account;

•  If we receive instructions from you on or after that Monthly Anniversary Date requesting an allocation or transfer to the restricted Sub-Account, we will allocate or transfer the requested amount to the restricted Sub-Account, and then immediately transfer the amount to the Oppenheimer Money Fund Sub-Account;

•  When effecting periodic portfolio rebalancing, we will "re-balance" your Variable Account value according to your most recent allocation instructions, but will include the Oppenheimer Money Fund Sub-Account in place of the restricted Sub-Account; and

•  Any automatic transfers from the DCA Account or the Fixed Account to the restricted Sub-Account will be redirected to the Oppenheimer Money Fund Sub-Account.

You may transfer your Contract Value in the Oppenheimer Money Fund Sub-Account to any non-restricted Sub-Account, and/or submit new allocation instructions to allocate additional Purchase Payments, rebalance your Contract Value, and apply automatic DCA transfers to any non-restricted Sub-Accounts, provided your new instructions are consistent with the Allocation by Investment Category guidelines.

We will no longer consider the Sub-Account to be restricted when, on a subsequent Monthly Anniversary Date, the Sub-Account's current Accumulation Unit value is greater than its current 12-month SMA. If that occurs, on that Monthly Anniversary Date we will transfer all of your Contract Value in the Oppenheimer Money Fund Sub-Account attributable to the previously restricted Sub-Account back to the previously restricted Sub-Account based on your current allocation percentages. At this time you also may resume allocating Purchase Payments and transferring Contract Value into the previously restricted Sub-Account, and we will resume any automated transactions involving the previously restricted Sub-Account.

If any Monthly Anniversary Date is not a Valuation Date, we will effect the changes described above as of the next Valuation Date. We will not assess a transfer charge on transfers made pursuant to the Allocation Adjustment Program or count such transfers towards the 12 transfers allowed each Contract Year without charge. We will provide a written confirmation to you of any transfer or other allocation made pursuant to the Allocation Adjustment Program.

Note:  Investing in Sub-Accounts that experience higher volatility, and therefore more volatile Accumulation Unit values, may increase the likelihood of those Sub-Accounts being restricted from investment. Therefore, the Allocation Adjustment Program may not be consistent with an aggressive investment strategy. You should consult with your registered representative to determine if this program is consistent with your investment objectives.

You should not view the Allocation Adjustment Program as a "market timing" or other type of investment program designed to enhance your earnings under the Contract. If we transfer Contract Value from one or more Sub-Accounts to the Oppenheimer Money Fund Sub-Account during a market downturn, your Contract Value will not be available to participate in any upside potential if there is a subsequent recovery until the next Monthly Anniversary when the Accumulation Unit Value of the Sub-Account rises above the SMA. Please see Appendix H in this prospectus for an example of the Allocation Adjustment Program.

Changes to the Allocation Guidelines and Restrictions. For purposes of the Allocation by Investment Category guidelines, we determine in our sole discretion whether a Sub-Account is classified as Category 1, Category 2, or Category 3. We will provide you with prior written notice of any changes in classification of investment options. We may change the list of Sub-Accounts in a group, change the number of groups, change the minimum or maximum percentages of Contract Value allowed in a group, or change the investment options that are or are not available to you, at any time, in our sole discretion. We may make such modifications at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under either or both SecurePay riders or the Protective Income Manager rider.

With respect to the Benefit Allocation Model Portfolios, we determine in our sole discretion whether a Benefit Allocation Model Portfolio will continue to be available with either or both SecurePay riders or the Protective Income Manager rider. We may offer additional Benefit Allocation Model Portfolios or discontinue existing Benefit Allocation Model Portfolios at any time in our sole discretion. We may make such modifications at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under either or both SecurePay riders or the Protective Income Manager rider. We will provide you with prior written notice of any changes to the Benefit Allocation Model Portfolios.

For purposes of the Allocation Adjustment Program, we will not change how we monitor Sub-Accounts (i.e., by applying a 12-month Simple Moving Average, or SMA) once you purchase a rider, but we may use a different mathematical model for riders we issue in the future. We reserve the right to change the default Sub-Account to which Purchase Payments and Contract Value are allocated when a Sub-Account is restricted, to begin monitoring some or all of the Sub-Accounts in Category 1 of the

Allocation by Investment Category guidelines, and/or to terminate the Allocation Adjustment Program at any time in our sole discretion.

If you receive notice of a change to the Allocation Guidelines and Restrictions, you are not required to take any action. We will continue to apply Purchase Payments you submit without allocation instructions, and process automatic DCA and portfolio rebalancing transfers, according to your Contract allocation established before the Allocation Guidelines and Restrictions changed. We will only apply the new Allocation Guidelines and Restrictions to additional Purchase Payments submitted with new allocation instructions or to future transfers of Contract Value (not including DCA transfers or transfers made to reallocate your Contract Value under the portfolio rebalancing program) because allocation instructions that accompany a Purchase Payment and instructions to transfer Contract Value change your current Contract allocation. This means you will not be able to make additional Purchase Payments submitted with new allocation instructions or transfers of Contract Value until your current allocation instructions meet the Allocation Guidelines and Restrictions in effect at that time (although you will still be required to participate in the portfolio rebalancing program).

Portfolio Rebalancing. You must elect portfolio rebalancing if you select a SecurePay rider or the Protective Income Manager rider. Under this program, we will "re-balance" your Variable Account value based on your allocation instructions in effect at the time of the rebalancing. Whether your Contract Value is invested according to the Allocation by Investment Category guidelines or Benefit Allocation Model Portfolio, we will rebalance your Contract Value to restore it to your most recent allocation instructions. You may specify rebalancing on a quarterly, semi-annual, or annual basis. If you do not specify the period, we will rebalance your Variable Account value semi-annually based on the Rider Issue Date. We will also rebalance your Variable Account value each time your Contract allocation is changed, for example, when we receive a request to transfer Contract Value (not including DCA or portfolio rebalancing transfers) or when we receive a subsequent Purchase Payment that is accompanied by new allocation instructions. (See "Portfolio Rebalancing.")

Confirmation of the rebalancing will appear on your quarterly statement and you will not receive an individual confirmation after each reallocation. We reserve the right to change the rebalancing frequency, at any time, in our sole discretion, but we will not make changes more than once per calendar year. You will be notified at least 30 days prior to the date of any change in frequency.

If you terminate the rebalancing of your Variable Account value, we will consider this to be a Prohibited Allocation Instruction and we will terminate your SecurePay rider or Protective Income Manager rider (see below).

Prohibited Allocation Instructions. If you instruct us to allocate Purchase Payments or Contract Value, or to take withdrawals, in a manner that is not consistent with our Allocation Guidelines and Restrictions (a "Prohibited Allocation instruction"), we will terminate your SecurePay rider or Protective Income Manager rider. For example, if you are following the Allocation by Investment Category guidelines and you instruct us to transfer 40% of your Contract Value to the Fidelity VIP Contrafund Sub-Account, we will consider this to be a Prohibited Allocation Instruction because the maximum allocation you may make to the Sub-Accounts in Category 3 is 30% of your Contract Value.

For purposes of allocating your Purchase Payments and Contract Value to an eligible Benefit Allocation Model Portfolio, a Prohibited Allocation instruction includes:

(a)  allocating a Purchase Payment so that the allocation of your Contract Value following the Purchase Payment is inconsistent with the Allocation Guidelines and Restrictions; or

(b)  directing a dollar cost averaging transfer so that the allocation of your Contract Value following the transfer is inconsistent with the Allocation Guidelines and Restrictions; or

(c)  transferring any Contract Value so that the allocation of your Contract Value following the transfer is inconsistent with the Allocation Guidelines and Restrictions; or

(d)  deducting the proceeds of a withdrawal or surrender from an Investment Option so that the allocation of your Contract Value following the withdrawal or surrender is inconsistent with the Allocation Guidelines and Restrictions; or

(e)  terminating the rebalancing of your Contract Value.

If we terminate your SecurePay rider or Protective Income Manager rider due to a Prohibited Allocation instruction, you may reinstate the rider subject to certain conditions. See "Reinstating Your SecurePay Rider Within 30 Days of Termination or "Reinstating the Protective Income Manager Rider Within 30 Days of Termination," as applicable.

SUSPENSION OR DELAY IN PAYMENTS

Payments of a withdrawal or surrender of the Variable Account value or death benefit are usually made within seven (7) calendar days. However, we may delay such payment of a withdrawal or surrender of the Variable Account value or death benefit for any period in the following circumstances where permitted by state law:

(1)  when the New York Stock Exchange is closed; or

(2)  when trading on the New York Stock Exchange is restricted; or

(3)  when an emergency exists (as determined by the SEC as a result of which (a) the disposal of securities in the Variable Account is not reasonably practical; or (b) it is not reasonably practical to determine fairly the value of the net assets of the Variable Account); or

(4)  when the SEC, by order, so permits for the protection of security holders.

If, pursuant to SEC rules, the Oppenheimer Money Fund/VA suspends payment of redemption proceeds in connection with a liquidation of the Fund, we will delay payment of any transfer, withdrawal, surrender, or death benefit from the Oppenheimer Money Fund/VA Sub-Account until the Fund is liquidated.

We may delay payment of a withdrawal or surrender from the Guaranteed Account for up to six months where permitted.

SUSPENSION OF CONTRACTS

If mandated under applicable law, we may be required to reject a Purchase Payment. We also may be required to provide additional information about your account to government regulators or law enforcement authorities. In addition, we may be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator or law enforcement authorities.

CHARGES AND DEDUCTIONS

Surrender Charge (Contingent Deferred Sales Charge) (not applicable to C Series)

General

We do not deduct a surrender charge for C Series Contracts.

We do not deduct any charge for sales expenses from Purchase Payments at the time you make them. However, within certain time limits described below, we deduct a surrender charge (contingent deferred sales charge) from the Contract Value of L Series and B Series Contracts when you make a surrender or withdrawal before the Annuity Date or when you fully or partially surrender your Contract for a commuted value while variable income payments under Annuity Option A (payments for a certain period) are being made. (See "Annuitization, Annuity Date."). We do not apply the surrender charge to the payment of a death benefit or when we apply your Annuity Value to an Annuity Option.

The surrender charge reimburses us for expenses related to sales and distribution of the Contract, including commissions, marketing materials, and other promotional expenses. In the event surrender charges are not sufficient to cover sales expenses, we will bear the loss; conversely, if the amount of such charges provides more than enough to cover such expenses, we will retain the excess. Protective Life does not currently believe that the surrender charges imposed will cover the expected costs of distributing the Contracts. Any shortfall will be made up from Protective Life's general assets, which may include amounts derived from the mortality and expense risk charge.

If you elect a SecurePay rider, we impose a surrender charge on Excess Withdrawals but not on SecurePay Withdrawals. If you elect the Protective Income Manager rider, we impose a surrender charge on Excess Withdrawals but not on Protective Income Manager Withdrawals. (See "Protected Lifetime Income Benefits.")

Free Withdrawal Amount

Each Contract Year you may withdraw a specified amount, called the "free withdrawal amount", from your Contract without incurring a surrender charge. During the first Contract Year the free withdrawal amount is equal to 10% of your initial Purchase Payment. In any subsequent Contract Year the free withdrawal amount is equal to the greatest of: (1) the earnings in your Contract as of the prior Contract Anniversary; (2) 10% of your cumulative Purchase Payments as of the prior Contract Anniversary; or (3) 10% of the Contract Value as of the prior Contract Anniversary. For the purpose of determining the free withdrawal amount, earnings equal the Contract Value minus the Purchase Payments not previously assessed with a surrender charge, both measured as of the Contract Anniversary for which values are being determined. Withdrawals in excess of the free withdrawal amount in any Contract Year may be subject to surrender charges. Withdrawals, including withdrawals of the free withdrawal amount, may be subject to income taxation and may be subject to a 10% federal penalty tax if taken before the Owner reaches age 59 1/2. (See "Taxation of Annuities in General, Taxation of Withdrawals and Surrenders.")

If you elect a SecurePay rider, we count SecurePay Withdrawals and Excess Withdrawals when determining the free withdrawal amount. If you elect the Protective Income Manager rider, we count Protective Income Manager Withdrawals and Excess Withdrawals when determining the free withdrawal amount. (See "Protected Lifetime Income Benefits.")

Determining the Surrender Charge

We calculate the surrender charge in the following manner:

1.  We deduct any available free withdrawal amount from the requested withdrawal amount;

2.  We allocate any withdrawal amount in excess of any free withdrawal amount to Purchase Payments (or portions of Purchase Payments) not previously assessed a surrender charge on a "first-in, first-out" (FIFO) basis; and

3.  If there is still a portion of the withdrawal amount that has not been allocated (which may occur if the amount withdrawn exceeds the free withdrawal amount plus Purchase Payments not previously assessed a surrender charge, for example, if there has been gain in the Contract Value since the previous Contract Anniversary), then we will allocate this remaining amount pro-rata to such Purchase Payments.

The surrender charge is the total of each of these allocated amounts multiplied by its applicable surrender charge percentage, as shown below. If, at the time of withdrawal, all Purchase Payments have already been withdrawn from the Contract, then we will apply the surrender charge percentage associated with the most recent Purchase Payment we accepted to the amount withdrawn (in excess of any free withdrawal amount).

Number of Full Years Elapsed Between the Date Purchase Payment was Accepted and the Date of Surrender		L Series	B Series
0		7.0%	7.0%
1		7.0%	6.0%
2		6.0%	6.0%
3		6.0%	5.0%
4		0%	4.0%
5		0%	3.0%
6		0%	2.0%
7	+	0%	0%

Refer to Appendix B for an example of how the surrender charge is calculated.

We will monitor the amount of the surrender charge we assess such that the amount of any surrender charge we impose, when added to any surrender charge previously paid on the Contract, will not exceed nine percent (9%) of aggregate Purchase Payments made to date for your Contract.

Deduction of the Surrender Charge on Withdrawals

We will deduct the surrender charge associated with a withdrawal either from the amount withdrawn (a "gross" withdrawal) or from your remaining Contract Value (a "net" withdrawal), based on your instructions.

•  In a "gross" withdrawal, you request a specific withdrawal amount, and we reduce that amount by the amount of the surrender charge. Therefore, you will receive less than the dollar amount of the withdrawal you requested.

•  In a "net" withdrawal, you request a specific withdrawal amount, and we deduct the surrender charge from your remaining Contract Value by withdrawing the charge from the Investment Options in which you invest in the same proportion as the withdrawal upon which the charge is assessed. Therefore, we will deduct a larger amount from your Contract Value than the withdrawal amount you specified.

If you choose to have us withhold for taxes, we will reduce the amount we pay you by the amount we withhold.

If you do not indicate whether you would like a "gross" or a "net" withdrawal when you submit your withdrawal request, then we will process your withdrawal request as a gross withdrawal.

Waiver of Surrender Charges

We will not apply a surrender charge if you fully surrender your Contract when the Contract Value is 25% or less of the value of the death benefit.

We may decrease or waive surrender charges on Contracts issued to a trustee, employer or similar entity pursuant to a retirement plan or when sales are made in a similar arrangement where offering the Contracts to a group of individuals under such a program results in savings of sales expenses. We will determine the entitlement to such a reduction in surrender charge.

We may also waive surrender charges on withdrawals taken as a minimum distribution required under federal or state tax laws on amounts attributable to Protective Life annuity contracts. (See "Qualified Retirement Plans".) During any Contract Year, the total amount of such withdrawals will reduce the free withdrawal amount available on any subsequent withdrawal.

We also may waive surrender charges (1) for Contracts issued in connection with fee-only arrangements between the purchaser and the registered representative of the selling broker-dealer and (2) for Contracts issued to employees and registered representatives of any member of the selling group, or to officers, directors, trustees or bona-fide full time employees of Protective Life or the investment advisors of any of the Funds or their affiliated companies (based upon the Owner's status at the time the Contract is purchased). In either case, no marketing expenses or sales commissions are associated with such Contracts.

Mortality and Expense Risk Charge

To compensate Protective Life for assuming mortality and expense risks, we deduct a daily mortality and expense risk charge. We deduct the mortality and expense risk charge only from the Variable Account. The charge is equal, on an annual basis, to a percentage of the average daily net assets of the Variable Account attributable to your Contract, as set forth below:

Class	Mortality and Expense Risk Charge
L Series	1.50%
B Series	1.20%
C Series	1.60%

The mortality risk Protective Life assumes is that Annuitant(s) may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each Payee is assured that longevity will not have an adverse effect on the annuity payments received. The expense risk that Protective Life assumes is the risk that the administration charge, contract maintenance fee and transfer fees may be insufficient to cover actual future expenses. We expect to make a reasonable profit with respect to the Contracts. We may make a profit or incur a loss from the mortality and expense risk charge. Any profit, including profit from the mortality and expense risk charge, may be used to finance distribution and other expenses.

Administration Charge

We will deduct an administration charge equal, on an annual basis, to 0.15% for the L Series and C Series and 0.10% for the B Series of the daily net asset value of the Variable Account attributable to your Contract. We make this deduction to reimburse Protective Life for expenses incurred in the administration of the Contract and the Variable Account. We deduct the administration charge only from the Variable Account value.

Death Benefit Fee

If you select the Maximum Anniversary Value Death Benefit, we assess a death benefit fee to compensate us for the cost of providing this death benefit. (There is no fee for the Return of Purchase Payments Death Benefit.) We calculate the death benefit fee as of each Monthly Anniversary Date on which the fee is assessed, and we deduct it from your Contract Value on the next Valuation Date. We will deduct the death benefit fee pro-rata from the Investment Options (e.g., in the same proportion that each Investment Option has to Contract Value). The deduction of the death benefit fee will reduce your Contract Value, but it will not otherwise reduce the value of your Maximum Anniversary Value Death Benefit. We deduct this fee whether or not the value of the death benefit is greater than the Contract Value on the Contract Anniversary the fee is deducted. It is possible that this fee (or some portion thereof) could be treated for federal tax purposes as a withdrawal from the Contract. (See "Federal Tax Matters.") We do not assess the death benefit fee after the Annuity Date.

The fee is equal, on an annualized basis, to 0.20% of your annualized death benefit value measured on each Monthly Anniversary Date. The value of your Maximum Anniversary Value Death Benefit on any Monthly Anniversary Date is the greatest of (1) your Contract Value, (2) your adjusted aggregate Purchase Payments, or (3) your greatest anniversary value attained as of that day. (See DEATH BENEFIT, Maximum Anniversary Value Death Benefit for a more complete description.) For example, if on a Monthly Anniversary Date your Contract Value equals $125,000, your adjusted aggregate Purchase Payments equal $100,000, and your greatest anniversary value attained equals $120,000, the fee we deduct on that day will be based on your Contract Value of $125,000. Alternatively, if your Contract Value equals only $115,000, your adjusted aggregate Purchase Payments equal $100,000, and your greatest anniversary value attained equals $120,000, the fee we deduct on that day will be based on your greatest anniversary value attained of $120,000.

SecurePay Fee

We deduct a fee for the SecurePay riders that compensates us for the costs and risks we assume in providing this benefit. This SecurePay Fee is a percentage of the Benefit Base. We deduct this fee from your Contract Value on the Valuation Date that occurs after each Valuation Period containing a Monthly Anniversary Date. The SecurePay Fee is deducted from the Sub-Accounts of the Variable Account only; it is not deducted from the assets in the DCA Account. Accordingly, you must have transferred some assets from your DCA Account to Sub-Accounts in accordance with our Allocation Guidelines and Restrictions before the fee is charged.

	Maximum	Current
Purchase of SecurePay rider at time of Contract Purchase .	1.20%	0.60%
Purchase of SecurePay rider under RightTime® option	1.40%	0.70%
Purchase of SecurePay R72 rider at time of Contract Purchase.	2.00%	1.00%
Purchase of SecurePay R72 rider under RightTime® option	2.20%	1.10%

We may increase the SecurePay Fee. However, we will not increase the SecurePay Fee above the maximum amounts listed in the table above.

If we increase the SecurePay Fee, we will give you at least 30 days' notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee. If you elect not to pay the increased SecurePay Fee, your SecurePay rider will not terminate, but your Benefit Base will be capped at its then current value (i.e., your SecurePay Anniversary Value will be reset to $0) and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract Anniversaries. You will continue to be assessed your current SecurePay Fee. If you purchased the SecurePay R72 rider, we also will no longer calculate the SecurePay Roll-up Value when determining your Benefit Base if you elect not to pay the increase in your SecurePay Fee. You will continue to be assessed your current SecurePay Fee, even though you will no longer be entitled to additional SecurePay Roll-up Values. See "SecurePay With RightTime® Option."

SecurePay Medical Evaluation Fee. Under the SecurePay riders, we will assess a charge for evaluating your request for an increased Annual Withdrawal Amount ("AWA") if we determine that you qualify for an increased AWA and you elect to begin taking your SecurePay Withdrawals at the increased AWA. However, if you request an increase in AWA under the SecurePay ME feature more than twice, we will deduct the charge from your current Contract Value whether or not we determine that you qualify for an increased AWA and whether or not you begin taking your SecurePay Withdrawals at the increased AWA. The current fee is $150 for Single Coverage and $300 for Joint Coverage if the AWA is increased. Although we may increase this charge, it will not be more than $300 per Covered Person. We will deduct the charge from your current Contract Value when you submit your Benefit Election Form. It is possible that this fee (or some portion thereof) could be treated for federal tax purposes as a withdrawal from the Contract. (See "Federal Tax Matters.")

Protective Income Manager Fee

We deduct a monthly fee for the Protective Income Manager rider that compensates us for the costs and risks we assume in providing this benefit. The fee is a percentage of the greatest of:

a)  the Contract Value on each Monthly Anniversary Date;

b)  the Contract Value on the later of the Rider Issue Date or the most recent Reset Date; or

c)  if the rider is purchased on the Contract Issue Date, the sum of all Purchase Payments received (including your initial Purchase Payment), less any withdrawals made, during the 120-day period following the Contract Issue Date. (During the 120-day period fees are based upon your initial Purchase Payment.) If the 120th day is not a Valuation Date, then we will make this calculation on the next Valuation Date.

The percentage is currently 1.00% (on an annual basis) if you purchase the rider when you purchase the Contract and 1.10% (on an annual basis) if you purchase the rider under our RightTime® option.

We calculate the monthly Protective Income Manager fee on each Monthly Anniversary Date following the Rider Issue Date, and continue to calculate the fee monthly through the Annuity Date. We deduct the fee on the following Valuation Date from the Sub-Accounts of the Variable Account only. The fee is not deducted from the assets in the DCA Account. Accordingly, you must have transferred some assets from your DCA Account to one or more Sub-Accounts in accordance with our Allocation Guidelines and Restrictions before the fee is charged. We treat the deduction of the monthly fee as a withdrawal, but we will not reduce any free surrender amount available under the Contract, and we will not treat the deduction as an Excess Withdrawal under the rider.

We reserve the right to increase the Protective Income Manager fee, but it will never exceed 2.20% (if purchased under our RightTime® option) or 2.00% (if purchased at time of Contract issue) on an annual basis. If we increase the Protective Income Manager fee, we will give you at least 30 days' notice prior to the increase. You may elect not to pay the increase in your Protective Income Manager fee. We must receive your Written Notice declining the increase before the end of the Valuation Period during which the new Protective Income Manager fee becomes effective. If you elect not to pay the increased Protective Income Manager fee, then we will "lock in" your most recent Protective Income Manager Payment Factor and will use this factor when we calculate your Optimal Withdrawal Amount on all future Contract Anniversaries. Your Protective Income Manager Payment Factor will never change, even if there is a Reset following the date you elect not to pay the fee increase. This could ultimately mean a significant reduction in your future Optimal Withdrawal Amount because the Protective Income Manager Payment Factors are designed to increase each year. You should carefully consider whether or not it is in your best interest to decline an increase in the Protective Income Manager fee. See "Protective Income Manager with RightTime® Option."

Transfer Fee

Currently, there is no charge for transfers. Protective Life reserves the right, however, to charge $25 for each transfer after the first 12 transfers in any Contract Year. For the purpose of assessing the fee, we would consider each request to be one transfer, regardless of the number of Investment Options affected by the transfer in one day. We would deduct the fee from the amount being transferred.

Contract Maintenance Fee

Prior to the Annuity Date, we deduct a contract maintenance fee of $35 from the Contract Value on each Contract Anniversary, and on any day that you surrender the Contract other than the Contract Anniversary. We will deduct the contract maintenance fee from the Investment Options in the same proportion as their values are to the Contract Value. We will waive the contract maintenance fee in the event the Contract Value or the aggregate Purchase Payments reduced by surrenders and associated surrender charges (if applicable) equals or exceeds $100,000 on the date we are to deduct the contract maintenance fee.

Fund Expenses

The net assets of each Sub-Account of the Variable Account will reflect the investment management fees and other operating expenses the Funds incur. For each Fund, an investment manager receives a daily fee for its services. Some Funds also deduct 12b-1 fees from Fund assets. Over time these fees, which are paid out of a Fund's assets on an ongoing basis, will increase the cost of an investment in Fund shares. (See the prospectuses for the Funds for information about the Funds.)

Premium Taxes

Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a withdrawal or surrender, death or annuitization.

Other Taxes

Currently, no charge will be made against the Variable Account for federal, state or local taxes other than premium taxes. We reserve the right, however, to deduct a charge for taxes attributable to the operation of the Variable Account.

Other Information

We sell the Contracts through registered representatives of broker-dealers. These registered representatives are also appointed and licensed as insurance agents of Protective Life. We pay commissions and other compensation to the broker-dealers for selling the Contracts. You do not directly pay the commissions and other compensation, we do. We intend to recover commissions and other compensation, marketing, administrative and other expenses and costs of Contract benefits through the fees and charges imposed under the Contracts. See "Distribution of the Contracts" for more information about payments we make to the broker-dealers.

ANNUITY PAYMENTS

Annuity Date

On the Issue Date, the Annuity Date is the oldest Owner's or Annuitant's 95th birthday. You may elect a different Annuity Date, provided that it is no later than the oldest Owner's or Annuitant's 95th birthday (the "Maximum Annuity Date"). You may not choose an Annuity Date that is less than 3 years after the most recent Purchase Payment. Annuity Dates that occur or are scheduled to occur at an advanced age for the Annuitant (e.g., past age 85), may in certain circumstances have adverse income tax consequences. (See "Federal Tax Matters".) Distributions from Qualified Contracts may be required before the Annuity Date. We will terminate a SecurePay rider or the Protective Income Manager rider if in effect on the Annuity Date. (See "Protected Lifetime Income Benefits.")

Changing the Annuity Date

The Owner may change the Annuity Date by Written Notice. The new Annuity Date must be at least 30 days after the date we receive the written request and no later than the oldest Owner's or Annuitant's 95th birthday. You may not choose a new Annuity Date that is less than 3 years after the most recent Purchase Payment. You also must elect as your Annuity Option either payments for the life of the Annuitant with no certain period or for a certain period of no less than 10 years.

Annuity Value

The Annuity Value is the amount we will apply to the Annuity Option you have selected. Generally the Annuity Value is your Contract Value on the Annuity Date, less any applicable fees, charges and premium tax on that date. In the circumstances described below, however, we may use an Annuity Value that is higher than the Contract Value.

PayStream Plus® Annuitization Benefit

(not available in New Hampshire or Utah)

If your Annuity Date is on or after your 10th Contract Anniversary and you select Annuity Option B (life income with or without a certain period) with a certain period of at least 10 years, your Annuity Value will be your Contract Value on the Annuity Date plus 2% of the Contract Value on that date, less any applicable fees, charges and premium tax.

Annuity Income Payments

On the Annuity Date, we will apply your Annuity Value to the Annuity Option you have selected to determine your annuity income payment. You may elect to receive a fixed income payment, a variable income payment, or a combination of both using the same Annuity Option and certain period.

Fixed Income Payments

Fixed income payments are periodic payments from Protective Life to the designated Payee, the amount of which is fixed and guaranteed by Protective Life. Fixed income payments are not in any way dependent upon the investment experience of the Variable Account. Once fixed income payments have begun, they may not be surrendered.

Variable Income Payments

Variable income payments are periodic payments from Protective Life to the designated Payee, the amount of which varies from one payment to the next as a reflection of the net investment experience of the Sub-Account(s) you select to support the payments. You may fully or partially surrender variable income payments for a commuted value if those payments are being made under Annuity Option A (payments for a certain period). Refer to Appendix C for an explanation of the commuted value calculation. You may not surrender variable income payments if those payments are being made under Annuity Option B (life income with or without a certain period).

A surrender charge will apply (for the B Series and L Series) if you fully or partially surrender variable income payments within 7 years (B Series) or 4 years (L Series) after our receipt of any Purchase Payment. In this case, the surrender charge will be determined as described in the "Charges and Deductions, Surrender Charge" section of this prospectus, but without regard to any free withdrawal amount that may have otherwise been available.

Annuity Units

On the Annuity Date, we will apply the Annuity Value you have allocated to variable income payments (less applicable charges and premium taxes) to the variable Annuity Option you have selected. Using an interest assumption of 5%, we will determine the dollar amount that would equal a variable income payment if a payment were made on that date. (No payment is actually made on that date.) We will then allocate that dollar amount among the Sub-Accounts you selected to support your variable income payments, and we will determine the number of Annuity Units in each of those Sub-Accounts that is credited to your Contract. We will make this determination based on the Annuity Unit values established at the close of regular trading on the New York Stock Exchange on the Annuity Date. If the Annuity Date is a day on which the New York Stock Exchange is closed, we will determine the number of Annuity Units on the next day the New York Stock Exchange is open. The number of Annuity Units attributable to each Sub-Account under a Contract generally remains constant unless there is an exchange of Annuity Units between Sub-Accounts.

Determining the Amount of Variable Income Payments

We will determine the amount of your variable income payment no earlier than five Valuation Dates before the date on which a payment is due, using values established at the close of regular trading on the New York Stock Exchange that day.

We determine the dollar amount of each variable income payment attributable to each Sub-Account by multiplying the number of Annuity Units of that Sub-Account credited to your Contract by the Annuity Unit value (described below) for that Sub-Account on the Valuation Period during which the payment is determined. The dollar value of each variable income payment is the sum of the variable income payments attributable to each Sub-Account.

The Annuity Unit value of each Sub-Account for any Valuation Period is equal to (a) multiplied by (b) divided by (c) where:

(a)  is the net investment factor for the Valuation Period for which the Annuity Unit value is being calculated;

(b)  is the Annuity Unit value for the preceding Valuation Period; and

(c)  is a daily Assumed Investment Return (AIR) factor adjusted for the number of days in the Valuation Period.

The AIR is equal to 5%.

If the net investment return of the Sub-Account for a variable income payment period is equal to the AIR during that period, the variable income payment attributable to that Sub-Account for that period will equal the payment for the prior period. To the extent that such net investment return exceeds the AIR for that period, the payment for that period will be greater than the payment for the prior period; to the extent that such net investment return falls short of the AIR for that period, the payment for that period will be less than the payment for the prior period.

Refer to Appendix C for an explanation of the variable income payment calculation.

Exchange of Annuity Units

After the Annuity Date, you may exchange the dollar amount of a designated number of Annuity Units of a particular Sub-Account for an equivalent dollar amount of Annuity Units of another Sub-Account. On the date of the exchange, the dollar amount of a variable income payment generated from the Annuity Units of either Sub-Account would be the same. We allow only one exchange between Sub-Accounts in any calendar month, and allow no exchanges between the Guaranteed Account and the Variable Account.

Annuity Options

You may select an Annuity Option, or change your selection by Written Notice that Protective Life receives no later than 30 days before the Annuity Date. You may not change your selection of an Annuity Option less than 30 days before the Annuity Date. We will send you a notice in advance of your Annuity Date which asks you to select your Annuity Option. If you have not selected an Annuity Option within 30 days of the Annuity Date, we will apply your Annuity Value to Option B — Life Income with Payments for a 10 Year Certain Period, with the Variable Account value used to purchase variable income payments and the Guaranteed Account value used to purchase fixed income payments.

You may select from among the following Annuity Options:

Option A — Payments For a Certain Period:

We will make payments for the period you select. No certain period may be longer than 30 years. Payments under this Annuity Option do not depend on the life of an Annuitant.

Option B — Life Income With Or Without A Certain Period:

Payments are based on the life of the named Annuitant(s). If you elect to include a certain period, we will make payments for the lifetime of the Annuitant(s), with payments guaranteed for the certain period you select. No certain period may be longer than 30 years. Payments stop at the end of the selected certain period or when the Annuitant(s) dies, whichever is later. We reserve the right to demand proof that the Annuitant(s) is living prior to making any payment under Option B. If no certain period is selected, no payments will be made after the death of the Annuitant(s), no matter how few or how many payments have been made. This means the Payee will receive no annuity payments if the Annuitant(s) dies before the first scheduled payment, will receive only one payment if death occurs before the second scheduled payment, and so on.

Additional Option:

You may use the Annuity Value to purchase any annuity contract that we offer on the date you elect this option.

When selecting an Annuity Option, you should bear in mind that the amount of each payment for a certain period compared to the amount of each payment for life (either with or without a certain period) depends on the length of the certain period chosen and the life expectancy of the Annuitant(s). The longer the life expectancy, the lower the payments. Generally, the shorter the certain period chosen, the higher the payments. You also should consider that, assuming Annuitants with the same life expectancy, choosing Option B — Life Income Without a Certain Period will result in larger annuity payments than Option B — Life Income with a Certain Period (although the Payee will receive more payments under Option B — Life Income with a Certain Period if the Annuitant dies before the end of the certain period). You should consult your sales representative to discuss which Annuity Option would be most appropriate for your circumstances.

At this time Protective does not allow a "partial annuitization," i.e., we do not allow you to apply a portion of your Contract Value to an annuity option while maintaining the remaining Contract Value available for withdrawals or a surrender. However, in the future we may allow a partial annuitization subject to our then applicable rules and procedures.

Minimum Amounts

If your Annuity Value is less than $2,000 on the Annuity Date, we reserve the right to pay the Annuity Value in one lump sum. If at any time your annuity income payments are less than the minimum payment amount according to the Company's rules then in effect, we reserve the right to change the frequency to an interval that will result in a payment at least equal to the minimum.

Death of Annuitant or Owner After Annuity Date

In the event of the death of any Owner on or after the Annuity Date, the Beneficiary will become the new Owner. If any Owner or Annuitant dies on or after the Annuity Date and before all benefits under the Annuity Option you selected have been paid, we will pay any remaining portion of such benefits at least as rapidly as under the Annuity Option in effect when the Owner or Annuitant died. After the death of the Annuitant, any remaining payments shall be payable to the Beneficiary unless you specified otherwise before the Annuitant's death.

YIELDS AND TOTAL RETURNS

From time to time, Protective Life may advertise or include in sales literature yields, effective yields, and total returns for the Sub-Accounts. These figures are based on historic results and do not indicate or project future performance.

Yields, effective yields, and total returns for the Sub-Accounts are based on the investment performance of the corresponding Funds. The Funds' performance also reflects the Funds' expenses, including any 12b-1 fees. Certain of the expenses of each Fund may be reimbursed by the investment manager. (See the Prospectuses for the Funds.)

Yields

The yield of the Oppenheimer Money Fund Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven day period over a 52 week period and is shown as a percentage of the investment. The effective yield is calculated similarly but when annualized the income earned by an investment in the Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Sub-Account (except the Oppenheimer Money Fund Sub-Account) refers to the annualized income generated by an investment in the Sub-Account over a specified 30 day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30 day or one month period is generated each period over a 12 month period and is shown as a percentage of the investment.

Total Returns

The total return of a Sub-Account refers to return quotations assuming an investment under a Contract has been held in the Sub-Account for various periods of time including a period measured from the date the Sub-Account commenced operations. Average annual total return refers to total return quotations that are based on an average return over various periods of time.

Certain Funds have been in existence prior to the investment by the Sub-Accounts in such Funds. Protective Life may advertise and include in sales literature the performance of the Sub-Accounts that invest in these Funds for these prior periods. The performance information of any period prior to the investments by the Sub-Accounts is calculated as if the Sub-Accounts had invested in those Funds during those periods, using current charges and expenses associated with the Contract.

Standardized Average Annual Total Returns

The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which the quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Sub-Account from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied under the Contract and any surrender charges that would apply if you terminated the Contract at the end of each indicated period, but excluding any deductions for premium taxes.

When a Sub-Account has been in operation prior to the commencement of the offering of the Contract described in this prospectus, Protective Life may advertise and include in sales literature the performance of the Sub-Accounts for these prior periods. The Sub-Account performance information of any period prior to the commencement of the offering of the Contract is calculated as if the Contract had been offered during those periods, using current charges and expenses.

Until a Sub-Account (other than the Oppenheimer Money Fund Sub-Account) has been in operation for 10 years, Protective Life will always include quotes of standard average annual total return for the period measured from the date that Sub-Account began operations. When a Sub-Account (other than the Oppenheimer Money Fund Sub-Account) has been in operation for one, five and ten years, respectively, the standard version average annual total return for these periods will be provided.

Non-Standard Average Annual Total Returns

In addition to the standard version of average annual total return described above, total return performance information computed on non-standard bases may be used in advertisements or sales literature. Non-standard average annual total return information may be presented, computed on the same basis as the standard version except deductions may not include the surrender charges or the contract maintenance fee. In addition, Protective Life may from time to time disclose average annual total return in other non-standard formats and cumulative total return for Contracts funded by the Sub-Accounts.

Protective Life may, from time to time, also disclose yield, standard average annual total returns, and non-standard total returns for the Funds.

Non-standard performance data will only be disclosed if the standard performance data for the periods described in "Standardized Average Annual Total Returns," above, is also disclosed.

Performance Comparisons

Protective Life may, from time to time, advertise or include in sales literature Sub-Account performance relative to certain performance rankings and indices compiled by independent organizations. In advertising and sales literature, the performance of each Sub-Account may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment portfolios of mutual funds with investment objectives similar to each of the Sub-Accounts. Lipper Analytical Services, Inc. ("Lipper"), the Variable Annuity Research Data Service ("VARDS"), and Morningstar Inc. ("Morningstar") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper and Morningstar rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper, Morningstar and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

Advertising and sales literature may also compare the performance of each Sub-Account to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.

Other Matters

Protective Life may also report other information including the effect of tax-deferred compounding on a Sub-Account's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts.

All income and capital gains derived from Sub-Account investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying Fund's investment experience is positive.

FEDERAL TAX MATTERS

Introduction

The following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contract is unclear in certain circumstances, and you should always consult a qualified tax adviser regarding the application of law to individual circumstances. This discussion is based on the Code, Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

This discussion does not address state or local tax consequences associated with the purchase of the Contract. In addition, Protective Life makes no guarantee regarding any tax treatment — federal, state or local — of any Contract or of any transaction involving a Contract.

The Company's Tax Status

Protective Life is taxed as a life insurance company under the Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of the Company, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing federal income tax laws, investment income and capital gains of the Variable Account are not taxed to the extent they are applied under a Contract. Protective Life does not anticipate that it will incur any federal income tax liability attributable to such income and gains of the Variable Account, and therefore does not intend to make provision for any such taxes. If Protective Life is taxed on investment income or capital gains of the Variable Account, then Protective Life may impose a charge against the Variable Account in order to make provision for such taxes.

TAXATION OF ANNUITIES IN GENERAL

Tax Deferral During Accumulation Period

Under existing provisions of the Code, except as described below, any increase in an Owner's Contract Value is generally not taxable to the Owner until received, either in the form of annuity payments as contemplated by the Contracts, or in some other form of distribution. However, this rule applies only if:

(1)  the investments of the Variable Account are "adequately diversified" in accordance with Treasury Department regulations;

(2)  the Company, rather than the Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes; and

(3)  the Owner is an individual (or an individual is treated as the Owner for tax purposes).

Diversification Requirements

The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be "adequately diversified." If the Variable Account fails to comply with these diversification standards, the Contract will not be treated as an annuity contract for federal income tax purposes and the Owner would generally be taxable currently on the excess of the Contact Value over the premiums paid for the Contract. Protective Life expects that the Variable Account, through the Funds, will comply with the diversification requirements prescribed by the Code and Treasury Department regulations.

Ownership Treatment

In certain circumstances, variable annuity contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be currently includable in the contract owners' gross income. The Internal Revenue Service (the "IRS") has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.

The ownership rights under the Contract are similar to, but differ in certain respects from, the ownership rights described in certain IRS rulings where it was determined that contract owners were not owners of the assets of a segregated asset account (and thus not currently taxable on the income and gains). For example, the Owner of this Contract has the choice of more investment options to which to allocate purchase payments and Variable Account values than were addressed in such rulings. These differences could result in the Owner being treated as the owner of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, the Company does not know what standards will be set forth in any further regulations or rulings which the Treasury Department or IRS may issue. Protective Life therefore reserves the right to modify the Contract as necessary to attempt to prevent Contract Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance such efforts would be successful.

Nonnatural Owner

As a general rule, Contracts held by "nonnatural persons" such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. The income on such Contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the Owner of the Contract during the taxable year. There are several exceptions to this general rule for nonnatural Owners. First, Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as an agent for a natural person. However, this special exception will not apply in the case of any employer who is the nominal owner of a Contract under a non-qualified deferred compensation arrangement for its employees.

In addition, exceptions to the general rule for nonnatural Owners will apply with respect to:

(1)  Contracts acquired by an estate of a decedent by reason of the death of the decedent;

(2)  Certain Qualified Contracts;

(3)  Contracts purchased by employers upon the termination of certain Qualified Plans;

(4)  Certain Contracts used in connection with structured settlement agreements; and

(5)  Contracts purchased with a single purchase payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

Delayed Annuity Dates

If the Contract's Annuity Date occurs (or is scheduled to occur) at a time when the Annuitant has reached an advanced age (e.g., past age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includable in the Owner's income.

The remainder of this discussion assumes that the Contract will be treated as an annuity contract for federal income tax purposes.

Taxation of Withdrawals and Surrenders

In the case of a withdrawal, amounts you receive are generally includable in income to the extent your Contract Value before the surrender exceeds your "investment in the contract" (defined below). All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. Amounts received under an automatic withdrawal plan are treated for tax purposes as withdrawals, not annuity payments. In the case of a surrender, amounts received are includable in income to the extent they exceed the "investment in the contract." For these purposes, the "investment in the contract" at any time equals the total of the Purchase Payments made under the Contract to that time (to the extent such payments were neither deductible when made nor excludable from income as, for example, in the case of certain contributions to Qualified Contracts) less any amounts previously received from the Contract which were not includable in income.

Withdrawals and surrenders may be subject to a 10% penalty tax. (See "Penalty Tax on Premature Distributions.") Withdrawals and surrenders may also be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding.")

As described elsewhere in this prospectus, the Company assesses a fee with respect to the Maximum Anniversary Value death benefit. The Company also assesses a fee for determining whether it will allow an increased amount of SecurePay Withdrawals for certain medical conditions. It is possible that these fees (or some portion thereof) could be treated for federal tax purposes as a withdrawal from the Contract.

Taxation of Annuity Payments

Normally, the portion of each annuity income payment taxable as ordinary income equals the excess of the payment over the exclusion amount. In the case of variable income payments, the exclusion amount is the "investment in the contract" (defined above) you allocate to the variable Annuity Option when payments begin, adjusted for any period certain or refund feature, divided by the number of payments expected (as determined by Treasury Department regulations which take into account the Annuitant's life expectancy and the form of annuity benefit selected). In the case of fixed income payments, the exclusion amount is determined by multiplying (1) the payment by (2) the ratio of the investment in the contract you allocate to the fixed Annuity Option, adjusted for any period certain or refund feature, to the total expected amount of annuity income payments for the term of the Contract (determined under Treasury Department regulations).

Once the total amount of the investment in the contract is excluded using the above formulas, annuity income payments will be fully taxable. If annuity income payments cease because of the death of the Annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction.

There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another within the meaning of federal law. You should consult a tax adviser in those situations.

Annuity income payments may be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding.")

Tax Consequences of Protected Lifetime Income Benefits

Withdrawals, pledges, or gifts. In general, SecurePay and Protective Income Manager Withdrawals are treated for tax purposes as withdrawals. As described elsewhere, in the case of a withdrawal, an assignment or pledge of any portion of a Contract, or a transfer of the Contract without adequate consideration, the Owner will be required to include in income an amount determined by reference to the excess of his or her Contract Value ("cash surrender value" in the case of a transfer without adequate consideration) over the "investment in the contract" at the time of the transaction. If you purchase the SecurePay or Protective Income Manager rider, the IRS may determine that the income in connection with such transactions should be determined by reference to the excess of the greater of (1) the AWA or Optimal Withdrawal Amount, as applicable, or (2) the Contract Value ("cash surrender value" in the case of a transfer without adequate consideration) over the "investment in the contract."

Annuity Payments. If the oldest Owner's or Annuitant's 95th birthday occurs while the SecurePay or Protective Income Manager rider is in effect, and we provide monthly payments equal to the greater of (1) the AWA or Optimal Withdrawal Amount, as applicable, divided by 12, and (2) payments under a life annuity with a 10 year certain period, we will treat such monthly payments as annuity income payments. Also, if the Contract Value is reduced to zero due to the deduction of fees and charges or a SecurePay or Protective Income Manager Withdrawal, we will treat periodic payments made on or after the Annuity Date established under the SecurePay or Protective Income Manager settlement as annuity income payments. As described above, annuity income payments are includable in gross income to the extent they exceed the exclusion amount. Once the total amount of the investment in the contract is excluded from income, annuity income payments will be fully taxable. It is possible that the total amount of the investment in the contract will be excluded from income as a result of withdrawals taken prior to the Annuity Date established under the SecurePay or Protective Income Manager settlement, in which case all payments made on or after that date will be fully includable in income.

SecurePay NH. The proper characterization for federal income tax purposes of the SecurePay NH benefit is unclear. We believe that the increased AWA payable because of confinement in a nursing home will be treated as a taxable payment under your annuity contract (as described above) and will not be excludable from your income as a payment under a long term care insurance contract. It is possible that the IRS could determine that the SecurePay NH benefit provides a form of long term care insurance coverage. In that event, (1) you could be treated as in receipt of some amount of income attributable to the value of the benefit even though you have not received a payment from your Contract, and (2) the amount of income attributable to AWA payments could differ from the amounts described above.

Taxation of Death Benefit Proceeds

Prior to the Annuity Date, we may distribute amounts from a Contract because of the death of an Owner or, in certain circumstances, the death of the Annuitant. Such death benefit proceeds are includable in income as follows:

(1)  if distributed in a lump sum, they are taxed in the same manner as a surrender, as described above; or

(2)  if distributed under an Annuity Option, they are taxed in the same manner as annuity income payments, as described above.

After the Annuity Date, if a guaranteed period exists under a life income Annuity Option and the Annuitant dies before the end of that period, payments we make to the Beneficiary for the remainder of that period are includable in income as follows:

(1)  if received in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the contract at that time; or

(2)  if distributed in accordance with the existing Annuity Option selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all annuity income payments thereafter are fully includable in income.

Proceeds payable on death may be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding.")

Assignments, Pledges, and Gratuitous Transfers

Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge of (or agreement to assign or pledge) any portion of the Contract Value is treated for federal income tax purposes as a surrender of such amount or portion. The investment in the contract is increased by the amount includable as income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Contract without adequate consideration to a person other than the Owner's spouse (or to a former spouse incident to divorce), the Owner will be required to include in income the difference between the "cash surrender value" and the investment in the contract at the time of transfer. In such case, the transferee's "investment in the contract" will increase to reflect the increase in the transferor's income. The exceptions for transfers to the Owner's spouse (or to a former spouse) are limited to individuals that are treated as spouses under federal law.

Penalty Tax on Premature Distributions

Where we have not issued the Contract in connection with a Qualified Plan, there generally is a 10% penalty tax on the amount of any payment from the Contract that is includable in income unless the payment is:

(a)  received on or after the Owner reaches age 59 1/2;

(b)  attributable to the Owner's becoming disabled (as defined in the tax law);

(c)  made on or after the death of the Owner or, if the Owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law);

(d)  made as part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and a designated beneficiary (as defined in the tax law); or

(e)  made under a Contract purchased with a single Purchase Payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

Certain other exceptions to the 10% penalty tax not described herein also may apply. (Similar rules, discussed below, apply in the case of certain Qualified Contracts.)

Aggregation of Contracts

In certain circumstances, the IRS may determine the amount of an annuity income payment or a surrender from a Contract that is includable in income by combining some or all of the annuity contracts a person owns that were not issued in connection with Qualified Plans. For example, if a person purchases a Contract offered by this Prospectus and also purchases at approximately the same time an immediate annuity issued by Protective Life (or its affiliates), the IRS may treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract for purposes of determining whether any payment that was not received as an annuity (including surrenders or withdrawals prior to the Annuity Date) is includable in income. The effects of such aggregation are not always clear; however, it could affect the amount of a surrender or withdrawal or an annuity payment that is taxable and the amount which might be subject to the 10% penalty tax described above.

Exchanges of Annuity Contracts

We may issue the Contract in exchange for all or part of another annuity contract that you own. Such an exchange will be tax free if certain requirements are satisfied. If the exchange is tax free, your investment in the Contract immediately after the exchange will generally be the same as that of the annuity contract exchanged, increased by any additional Purchase Payment made as part of the exchange. Your Contract Value immediately after the exchange may exceed your investment in the Contract. That excess may be includable in income should amounts subsequently be withdrawn or distributed from the Contract (e.g., as a withdrawal, surrender, annuity income payment, or death benefit).

If you exchange part of an existing contract for the Contract, and within 180 days of the exchange you receive a payment other than certain annuity payments (e.g., you make a withdrawal) from either contract, the exchange may not be treated as a tax free exchange. Rather, some or all of the amount exchanged into the Contract could be includible in your income and subject to a 10% penalty tax.

You should consult your tax advisor in connection with an exchange of all or part of an annuity contract for the Contract, especially if you may make a withdrawal from either contract within 180 days after the exchange.

Medicare Hospital Insurance Tax on Certain Distributions

Effective for tax years beginning after December 31, 2012, a new Medicare hospital insurance tax of 3.8% will apply to some types of investment income, including certain amounts distributed from nonqualified annuities. This new tax only applies to taxpayers with "modified adjusted gross income" above $250,000 in the case of married couples filing jointly, $125,000 in the case of married couples filing separately, and $200,000 for all others. For more information regarding this tax and whether it may apply to you, please consult your tax advisor.

Loss of Interest Deduction Where Contract Is Held By or For the Benefit of Certain Nonnatural Persons

In the case of Contracts issued after June 8, 1997, to a nonnatural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, that entity's general interest deduction under the Code may be limited. More specifically, a portion of its otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the Contract. However, this interest deduction disallowance does not affect Contracts where the income on such Contracts is treated as ordinary income that the Owner received or accrued during the taxable year. Entities that are considering purchasing the Contract, or entities that will be Beneficiaries under a Contract, should consult a tax adviser.

QUALIFIED RETIREMENT PLANS

In General

The Contracts are also designed for use in connection with certain types of retirement plans which receive favorable treatment under the Code. Those who are considering the purchase of a Contract for use in connection with a Qualified Plan should consider, in evaluating the suitability of the Contract, that the C Series and L Series, and the B Series, if you purchase the Protective Income Manager require a minimum initial Purchase Payment of at least $25,000. Numerous special tax rules apply to the participants in Qualified Plans and to Contracts used in connection with Qualified Plans. Therefore, we make no attempt in this prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans. State income tax rules applicable to Qualified Plans and Qualified Contracts often differ from federal income tax rules, and this prospectus does not describe any of these differences. Those who intend to use the Contract in connection with Qualified Plans should seek competent advice.

The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for surrenders, automatic withdrawals, withdrawals, and annuity income payments under Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Both the amount of the contribution that you and/or your employer may make, and the tax deduction or exclusion that you and/or your employer may claim for such contribution, are limited under Qualified Plans.

If you use this Contract in connection with a Qualified Plan, the Owner and Annuitant generally must be the same individual and generally may not be changed. Additionally, for Contracts issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act ("ERISA"), the spouse or former spouse of the Owner will have rights in the Contract. In such a case, the Owner may need the consent of the spouse or former spouse to change annuity options, to elect an automatic withdrawal option, or to make a withdrawal or surrender of the Contract.

In the case of Qualified Contracts, special rules apply to the time at which distributions must commence and the form in which the distributions must be paid. For example, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code. Furthermore, failure to comply with minimum distribution requirements applicable to Qualified Plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the Qualified Plan. In the case of Individual Retirement Accounts or Annuities (IRAs), distributions of minimum amounts (as specified in the tax law) must generally commence by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. In the case of certain other Qualified Plans, distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. The death benefit under your Contract, the PayStream Plus annuitization benefit, the benefits under the SecurePay rider, the benefits under the Protective Income Manager rider, and certain other benefits that the IRS may characterize as "other benefits" for purposes of the regulations under Code Section 401(a)(9), may increase the amount of the minimum required distribution that must be taken from your Contract.

There may be a 10% penalty tax on the taxable amount of payments from certain Qualified Contracts. There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an IRA, exceptions provide that the penalty tax does not apply to a payment:

(a)  received on or after the date the Owner reaches age 59 1/2;

(b)  received on or after the Owner's death or because of the Owner's disability (as defined in the tax law); or

(c)  made as part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and his designated beneficiary (as defined in the tax law).

These exceptions generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under Sections 401 and 403, exception "c" above for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs which are used for qualified first time home purchases or for higher education expenses. You must meet special conditions to be eligible for these two exceptions to the penalty tax. Those wishing to take a distribution from an IRA for these purposes should consult their tax adviser. Certain other exceptions to the 10% penalty tax not described herein also may apply.

When issued in connection with a Qualified Plan, we will amend a Contract as generally necessary to conform to the requirements of the plan. However, Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, the Company shall not be bound by terms and conditions of Qualified Plans to the extent such terms and conditions contradict the Contract, unless the Company consents.

Following are brief descriptions of various types of Qualified Plans in connection with which the Company may issue a Contract.

Individual Retirement Accounts and Annuities

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an IRA. IRAs are subject to limits on the amounts that may be contributed and deducted, on the persons who may be eligible and on the time when distributions must commence. Also, subject to the direct rollover and mandatory withholding requirements (discussed below), you may "roll over" distributions from certain Qualified Plans on a tax-deferred basis into an IRA.

However, you may not use the Contract in connection with a "Coverdell Education Savings Account" (formerly known as an "Education IRA") under Section 530 of the Code, a "Simplified Employee Pension" under Section 408(k) of the Code, or a "Simple IRA" under Section 408(p) of the Code.

Roth IRAs

Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a "Roth IRA." Roth IRAs are generally subject to the same rules as non-Roth IRAs, but differ in several respects. Among the differences is that, although contributions to a Roth IRA are not deductible, "qualified distributions" from a Roth IRA will be excludable from income.

A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be either (1) made after the Owner attains the age of 59 1/2; (2) made after the Owner's death; (3) attributable to the Owner being disabled; or (4) a qualified first-time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code. In addition, distributions from Roth IRAs need not commence when the Owner attains age 70 1/2. A Roth IRA may accept a "qualified rollover contribution" from a (1) non-Roth IRA, (2) a "designated Roth account" maintained under a Qualified Plan, and (3) certain Qualified Plans of eligible individuals. Special rules apply to rollovers from Qualified Plans and from designated Roth accounts under Qualified Plans. You should seek competent advice before making such a rollover.

Corporate and Self-Employed ("H.R. 10" and "Keogh") Pension and Profit-Sharing Plans

Section 401(a) of the Code permits corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contract in order to provide benefits under the plans.

Corporate and self-employed pension and profit sharing plans are subject to nondiscrimination rules. The nondiscrimination rules generally require that benefits, rights or features of the plan not discriminate in favor of highly compensated employees. In evaluating whether the Contract is suitable for purchase in connection with such a plan, you should consider the effect of the minimum initial Purchase Payment of at least $25,000 for C Series, L Series and the B Series, if you purchase the Protective Income Manager on the plan's compliance with applicable nondiscrimination requirements. Violation of these rules can cause loss of the plan's tax favored status under the Code. Employers intending to use the Contract in connection with such plans should seek competent advice.

Section 403(b) Annuity Contracts

Protective Life does not issue Contracts under Section 403(b) of the Code (i.e., tax sheltered annuities or "TSAs").

Deferred Compensation Plans of State and Local Governments and Tax-Exempt Organizations.

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. The Contract will be issued in connection with a Section 457 deferred compensation plan sponsored by a state or local government only if the plan has established a trust to hold plan assets, including the Contract.

Protected Lifetime Income Benefits

The Company offers for an additional charge three optional Protected Lifetime Income Benefit riders – the SecurePay rider, the SecurePay R72 rider, and the Protective Income Manager rider (collectively, the "PLIB riders"). As noted above, Qualified Plans are subject to numerous special requirements and there is no authoritative guidance from the IRS on the effects on a Qualified Plan of the purchase of a benefit such as the PLIB riders. Plan fiduciaries should consult a tax advisor before purchasing a Qualified Contract with a GLWB rider because the purchase of a PLIB rider could affect the qualification of the Contract and/or the Qualified Plan associated with the Contract. For example, corporate retirement plans are subject to nondiscrimination rules. The non-discrimination rules generally require that benefits, rights or features of the plan not discriminate in favor of highly compensated individuals. In evaluating whether the Contract with a Protective Income Manager rider is suitable for purchase in connection with such a plan, Plan fiduciaries should consider among other things the effect of the minimum initial purchase payment of $25,000 on the plan's compliance with the nondiscrimination requirements. In addition certain types of Qualified Plans, such as a profit sharing plan under section 401(a) of the Code, must comply with certain qualified joint and survivor annuity rules ("QJSA rules") if a participant elects to receive a life annuity. The manner in which the QJSA rules apply to the PLIB riders is unclear. For example, it is unclear what actions under a PLIB rider could be viewed as the election of a life annuity triggering certain spousal consent requirements. Noncompliance with the QJSA rules could affect the qualification of the Qualified Plan associated with your Contract. There may be other aspects of the PLIB riders that could affect a Qualified Plan's tax status which are not discussed here.

When the SecurePay rider is purchased, one of the benefits available is the SecurePay NH. The proper characterization for federal income tax purposes of the SecurePay NH benefit is unclear. We believe the better characterization of the SecurePay NH benefit is that it is an annuity benefit and the increased AWA payments made under the SecurePay NH benefit are payments from your annuity. However, it is possible that the IRS could determine that the SecurePay NH benefit provides a form of long term care insurance coverage or some other type of "incidental benefit." The tax consequences of such a characterization are uncertain, but it could affect the qualification of the Contract and/or the Qualified Plan associated with the Contract.

Direct Rollovers

If your Contract is used in connection with a pension, profit-sharing, or annuity plan qualified under Section 401(a) of the Code, or is used with an eligible deferred compensation plan that has a government sponsor and that is qualified under Section 457(b) of the Code, any "eligible rollover distribution" from the Contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under Section 401(a) of the Code, or an eligible Section 457(b) deferred compensation plan that has a government sponsor, excluding certain amounts (such as minimum distributions required under Section 401(a)(9) of the Code, distributions which are part of a "series of substantially equal periodic payments" made for life or a specified period of 10 years or more, or hardship distributions as defined in the tax law).

Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain Qualified Plans (such as an IRA). Prior to receiving an eligible rollover distribution, you will receive a notice (from the plan administrator or the Company) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct transfer.

FEDERAL INCOME TAX WITHHOLDING

Protective Life will withhold and remit to the federal government a part of the taxable portion of each distribution made under a Contract unless the distributee notifies Protective Life at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, Protective Life may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments (including surrenders prior to the Annuity Date) and conversions of, or rollovers from, non-Roth IRAs and Qualified Plans to Roth IRAs. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

GENERAL MATTERS

Error in Age or Gender

When a benefit of the Contract is contingent upon any person's age or gender, we may require proof of such. We may suspend payments until we receive proof. When we receive satisfactory proof, we will make the payments which were due during the period of suspension. Where the use of unisex mortality rates is required, we will not determine or adjust benefits based upon gender.

If after we receive proof of age and gender (where applicable), we determine that the information you furnished was not correct, we will adjust any benefit under this Contract to that which would be payable based upon the correct information. If we have underpaid a benefit because of the error, we will make up the underpayment in a lump sum. If the error resulted in an overpayment, we will deduct the amount of the overpayment from any current or future payment due under the Contract. We will deduct up to the full amount of any current or future payment until the overpayment has been fully repaid. Underpayments and overpayments will bear interest at an annual effective interest rate of 3% when permitted by the state of issue.

Incontestability

We will not contest the Contract.

Non-Participation

The Contract is not eligible for dividends and will not participate in Protective Life's surplus or profits.

Assignment or Transfer of a Contract

You have the right to assign or transfer a Contract if it is permitted by law. Generally, you do not have the right to assign or transfer a Qualified Contract. We do not assume responsibility for any assignment or transfer. Any claim made under an assignment or transfer is subject to proof of the nature and extent of the assignee's or transferee's interest before we make a payment. Assignments and transfers have federal income tax consequences. An assignment or transfer may result in the Owner recognizing taxable income. (See "Taxation of Annuities in General, Assignments, Pledges and Gratuitous Transfers" in the prospectus.)

Notice

All instructions and requests to change or assign the Contract must be in writing in a form acceptable to us, signed by the Owner(s), and received at our Administrative Office. The instruction, change or assignment will relate back to and take effect on the date it was signed, except we will not be responsible for following any instruction or making any change or assignment before we receive it.

Modification

No one is authorized to modify or waive any term or provision of this Contract unless we agree to the modification or waiver in writing and it is signed by our President, Vice-President or Secretary. We reserve the right to change or modify the provisions of this Contract to conform to any applicable laws, rules or regulations issued by a government agency, or to assure continued qualification of the Contract as an annuity contract under the Code. We will send you a copy of the endorsement that modifies the Contract, and where required we will obtain all necessary approvals, including that of the Owner(s).

Reports

At least annually prior to the Annuity Date, we will send to you at the address contained in our records a report showing the current Contract Value and any other information required by law.

Settlement

Benefits due under this Contract are payable from our Administrative Office. You may apply the settlement proceeds to any payout option we offer for such payments at the time you make the election. Unless directed otherwise in writing, we will make payments according to the Owner's instructions as contained in our records at the time we make the payment. We shall be discharged from all liability for payment to the extent of any payments we make.

Receipt of Payment

If any Owner, Annuitant, Beneficiary or Payee is incapable of giving a valid receipt for any payment, we may make such payment to whomever has legally assumed his or her care and principal support. Any such payment shall fully discharge us to the extent of that payment.

Protection of Proceeds

To the extent permitted by law and except as provided by an assignment, no benefits payable under this Contract will be subject to the claims of creditors.

Minimum Values

The values available under the Contract are at least equal to the minimum values required in the state where the Contract is delivered.

Application of Law

The provisions of the Contract are to be interpreted in accordance with the laws of the state where the Contract is delivered, with the Code and with applicable regulations.

No Default

The Contract will not be in default if subsequent Purchase Payments are not made.

DISTRIBUTION OF THE CONTRACTS

Distribution

We have entered into an agreement with Investment Distributors, Inc. ("IDI") under which IDI has agreed to distribute the Contracts on a "best efforts" basis. Under the agreement, IDI serves as principal underwriter (as defined under Federal securities laws and regulations) for the Contracts. IDI is a Tennessee corporation and was established in 1993. IDI, a wholly-owned subsidiary of PLC, is an affiliate of and shares the same address as Protective Life. IDI is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

IDI does not sell Contracts directly to purchasers. IDI, together with Protective Life, enters into distribution agreements with other broker-dealers, including ProEquities, Inc., an affiliate of Protective Life and IDI, (collectively, "Selling Broker-Dealers") for the sale of the Contracts. Registered representatives of the Selling Broker-Dealers sell the Contracts directly to purchasers. Registered representatives of the Selling Broker-Dealers must be licensed as insurance agents by applicable state insurance authorities and appointed as agents of Protective Life in order to sell the Contracts.

We pay commissions and additional asset-based compensation to Selling Broker-Dealers through IDI. IDI does not retain any commission payment or other amounts as principal underwriter for the Contracts. However, we may pay some or all of IDI's operating and other expenses.

We paid the following aggregate dollar amounts to IDI in commissions and additional asset-based compensation relating to sales of our variable annuity contracts. IDI did not retain any of these amounts.

Fiscal Year Ended	Amount Paid to IDI
December 31, 2009	$40,038,488
December 31, 2010	$84,823,201
December 31, 2011	$128,712,319

We offer the Contract on a continuous basis. While we anticipate continuing to offer the Contracts, we reserve the right to discontinue the offering at any time.

Selling Broker-Dealers

We pay commissions and may provide some form of non-cash compensation to all Selling Broker-Dealers in connection with the promotion and sale of the Contracts. A portion of any payments made to Selling Broker-Dealers may be passed on to their registered representatives in accordance with their internal compensation programs. We may use any of our corporate assets to pay commissions and other costs of distributing the Contracts, including any profit from the mortality and expense risk charge or other fees and charges imposed under the Contracts. Commissions and other incentives or payments described below are not charged directly to Contract owners or the Variable Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the Contracts or from our general account.

Compensation Paid to All Selling Broker-Dealers. We pay commissions as a percentage of initial and subsequent Purchase Payments at the time we receive them, as a percentage of Contract Value on an ongoing basis, or a combination of both. While the amount and timing of commissions may vary depending on the distribution agreement, we do not expect them to exceed 7% of any Purchase Payment (if compensation is paid as a percentage of Purchase Payments) and/or 1.0% annually of average Contract Value (if compensation is paid as a percentage of Contract Value). In the normal course of business, we may also provide non-cash compensation in connection with the promotion of the Contracts, including conferences and seminars (including travel, lodging and meals in connection therewith), and items of relatively small value, such as promotional gifts, meals, or tickets to sporting or entertainment events.

The registered representative who sells you the Contract typically receives a portion of the compensation we pay to his or her Selling Broker-Dealer, depending on the agreement between the

Selling Broker-Dealer and your registered representative and the Selling Broker-Dealer's internal compensation program. These programs may include other types of cash and non-cash compensation and other benefits. If you would like information about what your registered representative and the Selling Broker-Dealer for whom he or she works may receive in connection with your purchase of a Contract, please ask your registered representative.

Additional Compensation Paid to Selected Selling Broker-Dealers. In addition to ordinary commissions and non-cash compensation, we may pay additional asset-based compensation to selected Selling Broker-Dealers. These payments are made through IDI. These payments may be (1) additional amounts as a percentage of purchase payments and/or premiums we receive on our variable insurance products (including the Contracts), and (2) additional "trail" commissions, which are periodic payments as a percentage of the contract and policy values or variable account values of our variable insurance products (including Contract Values and Variable Account values of the Contracts). Some or all of these additional asset-based compensation payments may be conditioned upon the Selling Broker-Dealer producing a specified amount of new purchase payments and/or premiums (including Purchase Payments for the Contracts) and/or maintaining a specified amount of contract and policy value (including Contract Values of the Contracts) with us.

The Selling Broker-Dealers to whom we pay additional asset-based compensation may provide preferential treatment with respect to our products (including the Contracts) in their marketing programs. Preferential treatment of our products by a Selling Broker-Dealer may include any or all of the following: (1) enhanced marketing of our products over non-preferred products; (2) increased access to the Selling Broker-Dealer's registered representatives; and (3) payment of higher compensation to registered representatives for selling our products (including the Contracts) than for selling non-preferred products.

In 2011, we paid additional asset-based compensation to the Selling Broker-Dealers Edward Jones, UBS, ProEquities, AIG Advisor Group, LPL Financial and Raymond James in connection with the sale of our variable insurance products. Some of these payments were substantial.

These additional asset-based compensation arrangements are not offered to all Selling Broker-Dealers. These arrangements are designed to specially encourage the sale of our products (and/or our affiliates' products) by such Selling Broker-Dealers. The prospect of receiving, or the receipt of, additional asset-based compensation may provide Selling Broker-Dealers and/or their registered representatives with an incentive to favor sales of our variable insurance products (including the Contracts) over other variable insurance products (or other investments) with respect to which a Selling Broker-Dealer does not receive additional compensation, or receives lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the Contracts. If you would like information about what your registered representative and the Selling Broker-Dealer for whom he or she works may receive in connection with your purchase of a Contract, please ask your registered representative.

We may also pay to selected Selling Broker-Dealers, including those listed above as well as others, additional compensation in the form of (1) payments for participation in meetings and conferences that include presentations about our products (including the Contracts), and (2) payments to help defray the costs of sales conferences and educational seminars for the Selling Broker-Dealers' registered representatives.

Arrangements with Affiliated Selling Broker-Dealer. In addition to the ordinary commissions and non-cash compensation that we pay to all Selling Broker-Dealers, including ProEquities, Inc., we or our parent company, Protective Life Corporation, pay some of the operating and other expenses of ProEquities, Inc., such as paid-in-capital and certain overhead expenses. Additionally, employees of ProEquities, Inc. may be eligible to participate in various employee benefit plans offered by Protective Life Corporation.

Inquiries

You may make inquiries regarding a Contract by writing to Protective Life at its Administrative Office.

CEFLI

Protective Life Insurance Company is a member of The Compliance & Ethics Forum for Life Insurers ("CEFLI"), and as such may include the CEFLI logo and information about CEFLI membership in its advertisements. Companies that belong to CEFLI subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

LEGAL PROCEEDINGS

Protective Life and its subsidiaries, like other insurance companies, in the ordinary course of business are involved in some class action and other lawsuits, or alternatively in arbitration. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and material settlement payments have been made. Although the outcome of any litigation or arbitration cannot be predicted, Protective Life believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on IDI's, Protective Life's or the Variable Account's financial position.

VOTING RIGHTS

In accordance with its view of applicable law, Protective Life will vote the Fund shares held in the Variable Account at special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or Protective Life determines that it is allowed to vote such shares in its own right, it may elect to do so.

The number of votes available to an Owner will be calculated separately for each Sub-Account of the Variable Account, and may include fractional votes. The number of votes attributable to a Sub-Account will be determined by applying an Owner's percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. An Owner holds a voting interest in each Sub-Account to which that Owner has allocated Accumulation Units or Annuity Units. Before the Annuity Date, the Owner's percentage interest, if any, will be percentage of the dollar value of Accumulation Units allocated for his or her Contract to the total dollar value of that Sub-Account. On or after the Annuity Date, the Owner's percentage interest, if any, will be percentage of the dollar value of the liability for future variable income payments to be paid from the Sub-Account to the total dollar value of that Sub-Account. The liability for future payments is calculated on the basis of the mortality assumptions, (if any), the Assumed Investment Return and the Annuity Unit Value of that Sub-Account. Generally, as variable income payments are made to the payee, the liability for future payments decreases as does the number of votes.

The number of votes which are available to the Owner will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of that Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the Fund.

It is important that each Owner provide voting instructions to Protective Life because shares as to which no timely instructions are received and shares held by Protective Life in a Sub-Account as to which no Owner has a beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that Sub-Account. As a result, a small number of Owners may control the outcome of a vote. Voting instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast on that item.

Protective Life will send or make available to each person having a voting interest in a Sub-Account proxy materials, reports, and other material relating to the appropriate Fund.

FINANCIAL STATEMENTS

The audited statement of assets and liabilities of the Protective Variable Annuity Separate Account as of December 31, 2011 and the related statement of operations for the year then ended and the statements of changes in net assets for the years ended December 31, 2011 and 2010 as well as the Report of Independent Registered Public Accounting Firm are contained in the Statement of Additional Information.

The audited consolidated balance sheets for Protective Life as of December 31, 2011 and 2010 and the related consolidated statements of income, share-owner's equity, and cash flows for the three years in the period ended December 31, 2011 and the related financial statement schedules as well as the Report of Independent Registered Public Accounting Firm are contained in the Statement of Additional Information.

STATEMENT OF ADDITIONAL INFORMATION

TABLE OF CONTENTS

Page
SAFEKEEPING OF ACCOUNT ASSETS	1

STATE REGULATION	1

RECORDS AND REPORTS	1

LEGAL MATTERS	1

EXPERTS	1

OTHER INFORMATION	2

FINANCIAL STATEMENTS	2

APPENDIX A
DEATH BENEFIT CALCULATION EXAMPLES

The purpose of the following examples is to illustrate the Return of Purchase Payments and Maximum Anniversary Value Death Benefits when the basic SecurePay rider has been elected and when no SecurePay rider has been elected. Each example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The examples reflect the deduction of fees and charges. The examples are not representative of past or future performance and are not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower.

Example of Death Benefit Calculation — Return of Purchase Payments Death Benefit When Owning the Basic SecurePay Rider

Assumptions:

•  Owner is 60 years old on the Issue Date (1/1/2010)

•  Selected Return of Purchase Payments Death Benefit at the time of Contract purchase

•  Purchased the basic SecurePay Rider at the time of Contract purchase

•  Elected Single Life Coverage under the SecurePay Rider

•  Set the Benefit Election Date on 11/30/2014 and began taking SecurePay Withdrawals

•  Owner passed away on 7/1/2015

Transaction Date	Transaction Type	Hypothetical Contract Value Before Transaction		Purchase Payments		Net Withdrawals		Hypothetical Contract Value		Benefit Base	Adjusted Withdrawal Amount		Return of Purchase Payments Death Benefit
1/1/10	Contract Issue	N/A		100,000	(A)	N/A		100,000		100,000	—		100,000
1/1/11	Anniversary	120,000	(B)			—		120,000		120,000	—		120,000
1/1/12	Anniversary	130,000		—		—		130,000		130,000	—		130,000
4/1/12	Withdrawal	125,000		—		25,000	(C)	100,000	(D)	104,000	20,000	(E)	100,000	(F)
1/1/13	Anniversary	103,000		—		—		103,000		104,000			103,000
1/1/14	Anniversary	110,000		—		—		110,000		110,000			110,000
10/1/14	Purchase Payment	85,000		80,000	(G)	—		165,000		110,000			165,000
11/30/14	SecurePay WD	155,000		—		5,500	(H)	149,500		110,000	5,500	(I)	154,500	(J)
1/1/15	SecurePay WD	152,500				5,500	(K)	147,000		110,000	5,500		149,000
3/31/15	Excess Withdrawal	160,000		—		16,000	(L)	144,000		99,000	15,450	(M)	144,000	(N)
7/1/15	Owner Death	135,000	(O)	—		—		135,000		99,000			135,000	(P)

(A)  Contract is issued with a Purchase Payment of $100,000.

(B)  This column shows the Contract Values before any of the noted transactions occur. In this case the Contract Value is $120,000.

(C)  A withdrawal of $25,000 (including applicable surrender charges) is made. This withdrawal is made before the SecurePay rider's Benefit Election Date.

(D)  $100,000 = $125,000 – $25,000.

(E)  The "Adjusted Withdrawal Amount" is used to adjust the Return of Purchase Payments Death Benefit for withdrawals. The adjustment for each withdrawal before the Benefit Election Date is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn (including surrender charges) reduces Contract Value. Assuming the death benefit at the time of withdrawal is $100,000, the adjusted withdrawal amount is $20,000 = $25,000 / $125,000 * 100,000.

(F)  The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $100,000 = the greater of $100,000 or $100,000 less $20,000 respectively.

(G)  A Purchase Payment of $80,000 is made on 10/1/2014.

(H)  The SecurePay Benefit Election Date is set on 11/30/2014, and the first SecurePay Withdrawal of $5,500 is taken.

(I)  For SecurePay withdrawals the death benefit is adjusted dollar for dollar, so the Adjusted Withdrawal Amount is $5,500.

(J)  The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $154,500 = the greater of $149,500 or $154,500 ($100,000 + $80,000 – $20,000 – $5,500) respectively.

(K)  A withdrawal of $5,500 is made on 1/1/2015. This amount is equal to the Annual Withdrawal Amount for this Contract Year. For this example assume the Maximum Withdrawal Percentage is 5%. $5,500 = $110,000 * 5%.

(L)  An Excess Withdrawal under the SecurePay rider of $16,000 is made on 3/31/2015.

(M)  The adjustment for each Excess Withdrawal under the SecurePay rider is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn (including surrender charges) reduces Contract Value. Assuming the death benefit at the time of withdrawal is $154,500, the adjusted withdrawal amount is $15,450 = $16,000 / $160,000 * 154,500.

(N)  The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $144,000 = the greater of $144,000 or $133,550 ($100,000 + $80,000 – $20,000 – $5,500 – $5,500 – $15,450) respectively.

(O)  The Owner dies on 7/1/2005 and the Contract Value at that time has declined to $135,000.

(P)  The actual Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $135,000 = greater of $135,000 or $133,550 ($100,000 + $80,000 – $20,000 – $5,500 – $5,500 – $15,450) respectively.

Example of Death Benefit Calculation — Maximum Anniversary Value Death Benefit When Owning the Basic SecurePay Rider

Assumptions:

•  Owner is 60 years old on the Issue Date (1/1/2010)

•  Purchased Maximum Anniversary Value Death Benefit at the time of Contract purchase

•  Purchased the basic SecurePay Rider at the time of Contract purchase

•  Elected Single Life Coverage under the SecurePay Rider

•  Set the Benefit Election Date on 11/30/2014 and began taking SecurePay Withdrawals

•  Owner passed away on 7/1/2015

Transaction Date	Transaction Type	Hypothetical Contract Value Before Transaction		Purchase Payments		Net Withdrawals		Hypothetical Contract Value		Benefit Base	Adjusted Withdrawal Amount		Anniversary Value		Maximum Anniversary Value Death Benefit
1/1/10	Contract Issue	N/A		100,000	(A)	N/A		100,000		100,000	—		100,000
1/1/11	Anniversary	120,000	(B)			—		120,000		120,000	—		153,550
1/1/12	Anniversary	130,000		—		—		130,000		130,000	—		163,550
4/1/12	Withdrawal	125,000		—		25,000	(C)	100,000	(D)	104,000	20,000	(E)
1/1/13	Anniversary	103,000		—		—		103,000		104,000	—		156,550
1/1/14	Anniversary	110,000		—		—		110,000		110,000	—		163,550	(F)
10/1/14	Purchase Payment	85,000		80,000	(G)	—		165,000		110,000	—
11/30/14	SecurePay WD	155,000		—		5,500	(H)	149,500		110,000	5,500	(I)	128,550	(J)
1/1/15	SecurePay WD	152,500				5,500	(K)	147,000		110,000	5,500		131,550
3/31/15	Excess Withdrawal	160,000		—		16,000	(L)	144,000		99,000	15,450	(M)
7/1/15	Owner Death	135,000	(N)	—		—		135,000		99,000					163,550	(O)

(A)  Contract is issued with a Purchase Payment of $100,000.

(B)  This column shows the Contract Values before any of the noted transactions occur. In this case the Contract Value is $120,000.

(C)  A withdrawal of $25,000 (including applicable surrender charges) is made. This withdrawal is made before the SecurePay rider's Benefit Election Date.

(D)  $100,000 = $125,000 – $25,000.

(E)  The "Adjusted Withdrawal Amount" is used to adjust the Maximum Anniversary Value Death Benefit for withdrawals. The adjustment for each withdrawal before the Benefit Election Date is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn (including surrender charges) reduces Contract Value. Assuming the death benefit at the time of withdrawal is $100,000, the adjusted withdrawal amount is $20,000 = $25,000 / $125,000 * 100,000.

(F)  Each anniversary value equals the Contract Value on the Contract Anniversary plus all Purchase Payments since that Contract Anniversary minus an adjustment for each withdrawal since that Contract Anniversary. $163,550 = $110,000 + $80,000 – $5,500 – $5,500 – $15,450. Also, this value is the greatest anniversary value for the Maximum Anniversary Value calculation.

(G)  A Purchase Payment of $80,000 is made on 10/1/2014.

(H)  The SecurePay Benefit Election Date is set on 11/30/2014, and the first SecurePay Withdrawal of $5,500 is taken.

(I)  For SecurePay withdrawals the death benefit is adjusted dollar for dollar, so the Adjusted Withdrawal Amount is $5,500.

(J)  Each anniversary value equals the Contract Value on the Contract Anniversary plus all Purchase Payments since that Contract Anniversary minus an adjustment for each withdrawal since that Contract Anniversary. $128,550 = $155,000 – $5,500 – $5,500 – $15,450.

(K)  A withdrawal of $5,500 is made on 1/1/2015. This amount is equal to the Annual Withdrawal Amount for this Contract Year. For this example assume the Maximum Withdrawal Percentage is 5%. $5,500 = $110,000 * 5%.

(L)  An Excess Withdrawal under the SecurePay rider of $16,000 is made on 3/31/2015.

(M)  The adjustment for each Excess Withdrawal under the SecurePay rider is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn (including surrender charges) reduces Contract Value. Assuming the death benefit at the time of withdrawal is $154,500, the adjusted withdrawal amount is $15,450 = $16,000 / $160,000 * 154,500.

(N)  The Owner dies on 7/1/2005 and the Contract Value at that time has declined to $135,000.

(O)  The Maximum Anniversary Value Death Benefit is equal to the greatest of (1) the Contract Value, (2) the aggregate Purchase Payments less an adjustment for each withdrawal, or (3) the greatest anniversary value attained. $163,550 = the greatest of $135,000 or $133,500 ($100,000 + $80,000 – $20,000 – $5,500 – $5,500 – $15,450) or $163,550, respectively.

Example of Death Benefit Calculation — Return of Purchase Payments Death Benefit

Assumptions:

•  Owner is 60 years old on the Issue Date (1/1/2010)

•  Selected Return of Purchase Payments Death Benefit at the time of Contract purchase

•  Owner passed away on 7/1/2015

Transaction Date	Transaction Type	Hypothetical Contract Value Before Transaction		Purchase Payments		Net Withdrawals		Hypothetical Contract Value		Adjusted Withdrawal Amount		Return of Purchase Payments Death Benefit
1/1/10	Contract Issue	N/A		100,000	(A)	N/A		100,000		—		100,000
1/1/11	Anniversary	120,000	(B)			—		120,000		—		120,000
1/1/12	Anniversary	130,000		—		—		130,000		—		130,000
4/1/12	Withdrawal	125,000		—		25,000	(C)	100,000	(D)	20,000	(E)	100,000	(F)
1/1/13	Anniversary	103,000		—		—		103,000		—		103,000
1/1/14	Anniversary	110,000		—		—		110,000		—		110,000
10/1/14	Purchase Payment	85,000		80,000	(G)	—		165,000		—		165,000
11/30/14	Withdrawal	155,000		—		5,500	(H)	149,500		5,678	(I)	154,322	(J)
3/31/15	Withdrawal	160,000		—		16,000	(K)	144,000		15,432		144,000
7/1/15	Owner Death	135,000	(L)	—		—		135,000				138,890	(M)

(A)  Contract is issued with a Purchase Payment of $100,000.

(B)  This column shows the Contract Values before any of the noted transactions occur. In this case the Contract Value is $120,000.

(C)  A withdrawal of $25,000 (including applicable surrender charges) is made.

(D)  $100,000 = $125,000 – $25,000.

(E)  The "Adjusted Withdrawal Amount" is used to adjust the Return of Purchase Payments Death Benefit for withdrawals. The adjustment for each withdrawal is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn (including surrender charges), reduces Contract Value. Assuming the death benefit at the time of withdrawal is $100,000, the adjusted withdrawal amount is $20,000 = $25,000 / $125,000 * 100,000.

(F)  The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $100,000 = the greater of $100,000 or $100,000 less $20,000 respectively.

(G)  A Purchase Payment of $80,000 is made on 10/1/2014.

(H)  A withdrawal of $5,500 (including applicable surrender charges) is made.

(I)  The adjustment for each withdrawal is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn (including surrender charges) reduces Contract Value. Assuming the death benefit at the time of withdrawal is $160,000, the adjusted withdrawal amount is $5,678 = $5,500 / $155,000 * 160,000.

(J)  The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $154,322 = the greater of $149,500 or $154,322 ($100,000 + $80,000 – $20,000 – $5,678), respectively.

(K)  A withdrawal of $16,000 (including applicable surrender charges) is made on 3/31/2015.

(L)  The Owner dies on 7/1/2005 and the Contract Value at that time has declined to $135,000.

(M)  The actual Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $138,890 = greater of $135,000 or $138,890 ($100,000 + $80,000 – $20,000 – $5,678 – $15,432) respectively.

Example of Death Benefit Calculation — Maximum Anniversary Value Death Benefit

Assumptions:

•  Owner is 60 years old on the Issue Date (1/1/2010)

•  Purchased Maximum Anniversary Value Death Benefit at the time of Contract purchase

•  Owner passed away on 7/1/2015

Transaction Date	Transaction Type	Hypothetical Contract Value Before Transaction		Purchase Payments		Net Withdrawals		Hypothetical Contract Value		Adjusted Withdrawal Amount		Anniversary Value		Maximum Anniversary Value Death Benefit
1/1/10	Contract Issue	N/A		100,000	(A)	N/A		100,000		—		100,000
1/1/11	Anniversary	120,000	(B)			—		120,000		—		158,890
1/1/12	Anniversary	130,000		—		—		130,000		—		168,890
4/1/12	Withdrawal	125,000		—		25,000	(C)	100,000	(D)	20,000	(E)
1/1/13	Anniversary	103,000		—		—		103,000		—		161,890
1/1/14	Anniversary	110,000		—		—		110,000		—		168,890	(F)
10/1/14	Purchase Payment	85,000		80,000	(G)	—		165,000		—
11/30/14	Withdrawal	155,000		—		5,500	(H)	149,500		5,678	(I)	133,890	(J)
3/31/15	Withdrawal	160,000		—		16,000	(K)	144,000		15,432
7/1/15	Owner Death	135,000	(L)	—		—		135,000						168,890	(M)

(A)  Contract is issued with a Purchase Payment of $100,000.

(B)  This column shows the Contract Values before any of the noted transactions occur. In this case the Contract Value is $120,000.

(C)  A withdrawal of $25,000 (including applicable surrender charges) is made.

(D)  $100,000 = $125,000 – $25,000.

(E)  The "Adjusted Withdrawal Amount" is used to adjust the Maximum Anniversary Value Death Benefit for withdrawals. The adjustment for each withdrawal is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn (including surrender charges), reduces Contract Value. Assuming the death benefit at the time of withdrawal is $100,000, the adjusted withdrawal amount is $20,000 = $25,000 / $125,000 * 100,000.

(F)  Each anniversary value equals the Contract Value on the Contract Anniversary plus all Purchase Payments since that Contract Anniversary minus an adjustment for each withdrawal since that Contract Anniversary. $168,890 = $110,000 + $80,000 – $5,678 – $15,432. Also, this value is the greatest anniversary value for the Maximum Anniversary Value calculation.

(G)  A Purchase Payment of $80,000 is made on 10/1/2014.

(H)  A withdrawal of $5,500 (including applicable surrender charges) is made.

(I)  The adjustment for each withdrawal is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn (including surrender charges) reduces Contract Value. Assuming the death benefit at the time of withdrawal is $160,000, the adjusted withdrawal amount is $5,678 = $5,500 / $155,000 * 160,000.

(J)  Each anniversary value equals the Contract Value on the Contract Anniversary plus all Purchase Payments since that Contract Anniversary minus an adjustment for each withdrawal since that Contract Anniversary. $133,890 = $155,000 – $5,678 – $15,432.

(K)  A withdrawal of $16,000 (including applicable surrender charges) is made on 3/31/2015.

(L)  The Owner dies on 7/1/2005 and the Contract Value at that time has declined to $135,000.

(M)  The Maximum Anniversary Value Death Benefit is equal to the greatest of (1) the Contract Value, (2) the aggregate Purchase Payments less an adjustment for each withdrawal, or (3) the greatest anniversary value attained. $168,890 = the greatest of $135,000 or $138,890 ($100,000 + $80,000 – $20,000 – $5,678 – $15,432) or $168,890, respectively.

APPENDIX B
EXAMPLE OF SURRENDER CHARGE CALCULATION (L Series and B Series only)

The purpose of the following example is to illustrate the surrender charges under L Series and B Series Contracts. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower.

Within certain time limits, we deduct a surrender charge from your Contract Value when you make a surrender or withdrawal before the Annuity Date or when you fully or partially surrender your Contract for a commuted value while variable income payments under Annuity Option A (payments for a certain period) are being made. We do not apply the surrender charge to the payment of a death benefit or when we apply your Annuity Value to an Annuity Option.

Each Contract Year you may withdraw a specified amount, called the "free withdrawal amount", from your Contract without incurring a surrender charge. During the first Contract Year the free withdrawal amount is equal to 10% of your initial Purchase Payment. In any subsequent Contract Year the free withdrawal amount is equal to the greatest of: (1) the earnings in your Contract as of the prior Contract Anniversary; (2) 10% of your cumulative Purchase Payments as of the prior Contract Anniversary; or (3) 10% of the Contract Value as of the prior Contract Anniversary. For the purpose of determining the free withdrawal amount, earnings equal the Contract Value minus the Purchase Payments not previously assessed with a surrender charge, both measured as of the Contract Anniversary for which values are being determined. Withdrawals in excess of the free withdrawal amount in any Contract Year may be subject to surrender charges. If you elect a SecurePay rider, we count SecurePay Withdrawals and Excess Withdrawals when determining the free withdrawal amount. If you elect the Protective Income Manager, we count Protective Income Manager Withdrawals and Excess Withdrawals when determining the free withdrawal amount. (See "Protected Lifetime Income Benefits.")

Surrender charges are applied to Contract Value surrendered under L Series and B Series Contracts according to the table below:

Number of Full Years Elapsed Between the Date Purchase Payment was Accepted and the Date of Surrender		L Series	B Series
0		7.0%	7.0%
1		7.0%	6.0%
2		6.0%	6.0%
3		6.0%	5.0%
4		0%	4.0%
5		0%	3.0%
6		0%	2.0%
7	+	0%	0%

L Series:

Assume an initial Purchase Payment of $100,000 is made on the Issue Date (1/1/2001), followed by subsequent Purchase Payments of $50,000 (paid 5/1/2002) and $35,000 (paid 8/1/2003). On the second Contract Anniversary (1/1/2003), assume the Contract Value is $145,000. A partial withdrawal request for $25,000 is received on 10/31/2003.

On the third Contract Anniversary, assume the Contract Value equals $170,000. Assume that a full surrender is received on 12/17/2004 when the Contract Value equals $228,500.

First note that surrender charges can never exceed 9% of aggregate Purchase Payments, which in this case is $16,650.

The following table outlines the steps we take to determine the surrender charge for the $25,000 withdrawal and for the $228,500 full surrender:

Step	$25,000 Withdrawal	$228,500 Full Surrender
(i) Determination of free withdrawal amount – greatest of
(1) Earnings in your Contract as of the prior Contract Anniversary
(2) 10% of your cumulative Purchase Payments as of the prior Contract Anniversary
(3) 10% of the Contract Value as of the prior Contract Anniversary.	Greatest of:
(1) Earnings = Contract Value – total Net Purchase Payments*
Earnings = $145,000 – $150,000 = – $5,000
(2) 10% * $150,000 = $15,000
(3) 10% * $145,000 = $14,500
Greatest value is (2), or $15,000	Greatest of:
(1) Earnings = Contract Value – total Net Purchase Payments*
= $170,000 – ($185,000 – $10,000) = – $5,000
(2) 10% * $185,000 = $18,500
(3) 10% * $170,000 = $17,000
Greatest value is (2), or $18,500

(ii) Amount subject to surrender charge Requested amount less amount from step (i)	$25,000 – $15,000 = $10,000	$228,500 – $18,500 = $210,000

Step	$25,000 Withdrawal	$228,500 Full Surrender
(iii) Applicable surrender charge percentage based on the number of full years that have passed NOTE: Withdrawals come from earliest Purchase Payment first (FIFO)	• $10,000 withdrawal taken from initial $100,000 Purchase Payment • Only 2 full years have passed since that Purchase Payment Surrender charge = 6%	• Since $10,000 has already been withdrawn from the initial Purchase Payment, $90,000 is allocated to the initial Purchase Payment
• Only 3 full years have passed since the Purchase Payment
Surrender charge = 6%
• Since the second Purchase Payment was $50,000, the entire $50,000 is allocated to the second Purchase Payment
• Only 2 full years have passed since the second Purchase Payment
Surrender charge = 6%
• Since the third Purchase Payment was $35,000, the entire $35,000 is allocated to the third Purchase Payment
• Only 1 full year has passed since that Purchase Payment
Surrender charge percentage = 7%
• Allocating the surrender amount to the three Purchase Payments covers only $175,000 of the eligible $210,000. So the remaining $35,000 must be allocated on a pro-rata basis to the remaining Purchase Payments:
• $35,000 * ($90,000 / $175,000) = $18,000 – The first Purchase Payment has $108,000 ($90,000 + $18,000) allocated to it
• $35,000 * ($50,000 / $175,000) = $10,000 – The second Purchase Payment has $60,000 ($50,000 + $10,000) allocated to it
• $35,000 * ($35,000 / $175,000) = $7,000 – The third Purchase Payment has $42,000 ($35,000 + $7,000) allocated to it

Step	$25,000 Withdrawal		$228,500 Full Surrender
(iv) Surrender charge Step (ii) multiplied by step (iii)	$10,000	* 6% = $600	$108,000 * 6% = $6,480 $60,000 * 6% = $3,600 $42,000 * 7% = $2,940 $6,480 + $3,600 + $2,940 = $13,020

*  For the purposes of this illustration, "Net Purchase Payment" means total Purchase Payments less total withdrawals.

B Series:

Assume an initial Purchase Payment of $50,000 is made on the Issue Date (1/1/2001), followed by subsequent Purchase Payments of $50,000 (paid 5/1/2002) and $50,000 (paid 8/1/2003). On the second Contract Anniversary (1/1/2003), assume the Contract Value equals $130,000.

A partial withdrawal request for $43,000 is received on 10/31/2003.

On the third Contract Anniversary (1/1/2004), assume the Contract Value equals $121,000. Assume that a full surrender is received on 12/17/2004 when the Contract Value equals $165,000. First note that surrender charges can never exceed 9% of aggregate Purchase Payments, which in this case is $16,650.

The following table outlines the steps we take to determine the surrender charge for the $43,000 withdrawal and for the $165,000 full surrender:

Step	$43,000 Withdrawal	$165,000 Full Surrender
(i) Determination of free withdrawal amount – greatest of
(1) Earnings in your Contract as of the prior Contract Anniversary
(2) 10% of your cumulative Purchase Payments as of the prior Contract Anniversary
(3) 10% of the Contract Value as of the prior Contract Anniversary.	Greatest of: (1) Earnings = Contract Value – total Net Purchase Payments* Earnings = $130,000 – $125,000 = $5,000 (2) 10% * $125,000 = $12,500 (3) 10% * $130,000 = $13,000 Greatest value is (3), or $13,000	Greatest of:
(1) Earnings = Contract Value – total Net Purchase Payments*
Earnings = $121,000 – ($150,000 – $30,000) = $1,000
(2) 10% * $150,000 = $15,000
(3) 10% * $121,000 = $12,100
Greatest value is (2), or $15,000

(ii) Amount subject to surrender charge = Requested amount less amount from step (i)	$43,000 – $13,000 = $30,000	$165,000 – $15,000 = $150,000

Step	$43,000 Withdrawal	$165,000 Full Surrender
(iii) Applicable surrender charge percentage based on the number of full years that have passed NOTE: Withdrawals come from earliest Purchase Payment first (FIFO)	• $30,000 withdrawal comes from $50,000 Purchase Payment • Only 2 full years have passed since Purchase Payment Surrender charge = 6%	• Since $30,000 has already been withdrawn from the initial Purchase Payment, $20,000 is allocated to the initial Purchase Payment
• Only 3 full years have passed since the first Purchase Payment
Surrender charge = 5%
• Since the second Purchase Payment was $50,000, the entire $50,000 is allocated to the second Purchase Payment
• Only 2 full years have passed since the second Purchase Payment
Surrender charge = 6%
• Since the third Purchase Payment was $50,000, the entire $50,000 is allocated to the third Purchase Payment
• Only 1 full year has passed since the third Purchase Payment
Surrender charge = 6%
• Allocating the surrender amount to the three Purchase Payments covers only $120,000 of the eligible $150,000. So the remaining $30,000 must be allocated on a pro-rata basis to the remaining Purchase Payments:
• $30,000 * ($20,000 / $120,000) = $5,000 (The first Purchase Payment has $25,000 ($20,000 + $5,000) allocated to it)
• $30,000 * ($50,000 / $120,000) = $12,500 (The second Purchase Payment has $62,500 ($50,000 + $12,500) allocated to it)
• $30,000 * ($50,000 / $120,000) = $12,500 (The third Purchase Payment has $62,500 ($50,000 + $12,500) allocated to it)

Step	$43,000 Withdrawal	$165,000 Full Surrender
(iv) Surrender charge = amount(s) from step (ii) multiplied by amount(s) from step (iii)	$30,000 * 6% = $1,800	$25,000 * 5% = $1,250 $62,500 * 6% = $3,750 $62,500 * 6% = $3,750 $1,250 + $3,750 + $3,750 = $8,750

*  For the purposes of this illustration, "Net Purchase Payments" means the total Purchase Payments less total withdrawals.

APPENDIX C
EXPLANATION OF THE VARIABLE INCOME PAYMENT CALCULATION

The purpose of the following example is to illustrate variable income payments under the Contract. The example is based on hypothetical Annuity Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower.

Assuming an Annuity Value of $100,000 on the Annuity Date and annual variable income payments selected under Option A with a 5 year certain period, the dollar amount of the payment determined, but not paid, on the Annuity Date is calculated using an interest assumption of 5%, as shown below.

There are 5 annual payments scheduled. Assuming an interest rate of 5%, the applied Annuity Value is then assumed to have a balance of $0 after the last payment is made at the end of the 5th year. The amount of the payment determined on the Annuity Date is the amount necessary to force this balance to $0.

Date	Interest Earned During Year at 5%	Annuity Value Before Payment	Payment Made	Annuity Value After Payment
Annuity Date		$100,000.00	$0.00	$100,000.00
End of 1st year	$5,000.00	$105,000.00	$23,097.48	$81,902.52
End of 2nd year	$4,095.13	$85,997.65	$23,097.48	$62,900.17
End of 3rd year	$3,145.01	$66,045.17	$23,097.48	$42,947.69
End of 4th year	$2,147.38	$45,095.08	$23,097.48	$21,997.60
End of 5th year	$1,099.88	$23,097.48	$23,097.48	$0.00

Assuming an interest rate of 5%, a payment of $23,097.48 is determined, but not paid, on the Annuity Date.

The actual variable income payment made at the end of the 1st year will equal $23,097.48 only if the net investment return during the 1st year equals 5%. If the net investment return exceeds 5%, then the 1st payment will exceed $23,097.48. If the net investment return is less than 5%, then the 1st payment will be less than $23,097.48.

Subsequent variable payments will vary based on the net investment return during the year in which the payment is scheduled to be made. A payment will equal the payment made at the end of the prior year only if the net investment return equals 5%. If the net investment return exceeds 5%, then the payment will exceed the prior payment. If the net investment return is less than 5%, then the payment will be less than the prior payment.

EXPLANATION OF THE COMMUTED VALUE CALCULATION

A Contract may be fully or partially surrendered for a commuted value while variable income payments under Annuity Option A are being made. (See "Annuity Options.") If the Contract is surrendered, the amount payable will be the commuted value of future payments at the assumed interest rate of 5%, which will be equal to the values shown in the column titled "Annuity Value after Payment," above. If the Contract is surrendered while variable income payments are being made under Annuity Option A and within 4 years of a Purchase Payment for the L Series or within 7 years for the B Series, the amount payable will be reduced by any applicable surrender charge. (See "Annuity Income Payments, Variable Income Payments.") Surrender charges are not assessed for the C Series.

C-1

APPENDIX D
CONDENSED FINANCIAL INFORMATION

Sub-Accounts

The date of inception of each of the Sub-Accounts available in the Contract as follows:

March 14, 1994 — Oppenheimer Money Fund
 October 2, 2000 — Invesco Van Kampen V.I. Mid Cap Growth II
 May 1, 2002 — Lord Abbett Mid-Cap Stock
Lord Abbett Bond-Debenture
 June 2, 2003 — Lord Abbett Growth Opportunities
Lord Abbett Capital Structure
MFS Growth SS
MFS Research SS
MFS Investors Trust SS
MFS Investors Growth Stock SS
MFS Total Return SS
MFS New Discovery SS
MFS Utilities SS
Oppenheimer Capital
Appreciation SS
Oppenheimer Main Street SS
Oppenheimer Global Strategic
Income SS
Oppenheimer Global
Securities SS
Invesco Van Kampen V.I.
Comstock II
Invesco Van Kampen V.I. Growth
and Income II
 December 19, 2003 — Invesco V.I. Government
Securities II
Invesco Van Kampen V.I. Equity
and Income II	May 1, 2006 — Fidelity VIP MidCap-SC2
Fidelity VIP Contrafund®-SC2
Fidelity VIP Investment Grade
Bond SC2
Fidelity VIP Index 500-SC2
Franklin Income Securities-C2
Franklin Rising Dividends
Securities-C2
Franklin Small-Mid Cap Growth
Securities-C2
Franklin Flex Cap Growth
Securities-C2
Mutual Shares Securities-C2
Templeton Foreign Securities-C2
Templeton Growth Securities-C2
 May 1, 2007 — Franklin U.S. Government-C2
Templeton Global Bond
Securities-C2
 May 1, 2008 — Goldman Sachs Strategic Growth
Service Class
Goldman Sachs Strategic
International Equity Service
Class
Lord Abbett Classic Stock

November 2, 2009 — Franklin Small Cap Value
Securities, Class 2
Goldman Sachs Growth
Opportunities, Service Class
Legg Mason ClearBridge Variable
Mid Cap Core, Class II
Legg Mason ClearBridge Variable
Small Cap Growth, Class II
Lord Abbett Fundamental Equity
MFS Research Bond SS
MFS Value SS
PIMCO VIT Long-Term US
Government, Advisor Class
PIMCO VIT Low Duration,
Advisor Class
PIMCO VIT Real Return,
Advisor Class
PIMCO VIT Short-Term,
Advisor Class
PIMCO VIT Total Return,
Advisor Class
Royce Capital Micro-Cap,
Service Class
Royce Capital Small-Cap,
Service Class
Invesco Van Kampen V.I.
American Value, Series II
Invesco V.I. Balanced Risk
Allocation II
 May 1, 2010 — Goldman Sachs Mid Cap Value
Fund, Service Class	May 1, 2012 — Invesco V.I. Global Real Estate,
Series II
Invesco V.I. International Growth,
Series II
Invesco V.I. Small Cap Equity,
Series II
Legg Mason Dynamic
Multi-Strategy VIT, Class II
MFS II Emerging Markets Equity
Portfolio, Service
Class Shares
MFS II International Value
Portfolio, Service
Class Shares
PIMCO All Asset, Advisor Class
Templeton Developing Markets
Securities, Class 2

Accumulation Units

The following tables show, for each available Sub-Account, Accumulation Unit values and outstanding Accumulation Units for the class of Accumulation Units available in the Contract as of December 31 of each year listed, by class. We offer other variable annuity contracts with classes of Accumulation Units in each available Sub-Account that have different mortality and expense risk charges and administration charges than the classes of Accumulation Units offered in the Contract. Only the classes of Accumulation Units available in the Contract are shown in the following tables. For charges associated with these classes of Accumulation Units, see "Fees and Expenses, Periodic Charges," on page 4 of this prospectus.

You should read the information in the following tables in conjunction with the Variable Account's financial statements and the related notes in the Statement of Additional Information.

The following tables do not include Sub-Accounts that were not in operation as of December 31, 2011.

Accumulation Unit Values

ALL ACCUMULATION UNIT VALUES ARE ROUNDED TO THE NEAREST WHOLE CENT

Sub Account	Year Ended	B Series	C Series	L Series
Fidelity VIP Contrafund® — Service Class 2	2011	$9.28	$9.26	$9.98
Fidelity VIP Index 500 — Service Class 2	2011	$9.67	$9.65	$9.87
Fidelity VIP Investment Grade Bond — Service Class 2	2011	$10.25	$10.23	$12.79
Fidelity VIP Mid-Cap — Service Class 2	2011	$8.88	$8.86	$10.41
Franklin Templeton — Franklin Flex Cap Growth Securities — Class 2	2011	$9.27	$9.25	$9.96
Franklin Templeton — Franklin Income Securities — Class 2	2011	$9.65	$9.64	$11.83
Franklin Templeton — Franklin Rising Dividends Securities — Class 2	2011	$10.14	$10.12	$10.72
Franklin Templeton — Franklin Small Cap Value Securities — Class 2	2011	$9.68	$9.66	$12.14
Franklin Templeton — Franklin Small-Mid Cap Growth Securities — Class 2	2011	$9.20	$9.19	$10.18
Franklin Templeton — Mutual Shares Securities — Class 2	2011	$9.54	$9.52	$9.18
Franklin Templeton — Templeton Foreign Securities — Class 2	2011	$8.48	$8.47	$9.45
Franklin Templeton — Templeton Global Bond Securities — Class 2	2011	$9.23	$9.21	$14.24
Franklin Templeton — Templeton Growth Securities — Class 2	2011	$8.71	$8.69	$8.12
Franklin Templeton — U.S. Government Fund — Class 2	2011	$10.22	$10.20	$12.02
Goldman Sachs Growth Opportunities — Service Class	2011	$9.41	$9.39	$12.05
Goldman Sachs Mid Cap Value — Service Class	2011	$9.06	$9.05	$10.13
Goldman Sachs Strategic Growth — Service Class	2011	$9.42	$9.40	$12.89
Goldman Sachs Strategic International Equity — Service Class	2011	$8.23	$8.22	$10.64

Accumulation Unit Values

ALL ACCUMULATION UNIT VALUES ARE ROUNDED TO THE NEAREST WHOLE CENT

Sub Account	Year Ended	B Series	C Series	L Series
Invesco Van Kampen VI Comstock II	2011	$9.39	$9.37	$14.45
Invesco Van Kampen VI Equity and Income II	2011	$9.58	$9.56	$14.43
Invesco Van Kampen VI Growth and Income II	2011	$9.50	$9.48	$13.08
Invesco Van Kampen VI American Value II	2011	$9.57	$9.56	$12.40
Invesco Van Kampen VI Mid-Cap Growth II	2011	$8.75	$8.74	$5.54
Invesco VI Balanced Risk Allocation II	2011	$10.33	$10.31	$11.93
Invesco VI Government Securities II	2011	$10.44	$10.42	$10.65
Legg Mason ClearBridge Variable Mid Cap Core — Class II	2011	$9.11	$9.10	$11.80
Legg Mason ClearBridge Variable Small Cap Growth — Class II	2011	$9.53	$9.51	$12.89
Lord Abbett Bond-Debenture	2011	$9.82	$9.80	$17.24
Lord Abbett Capital Structure	2011	$9.56	$9.54	$15.50
Lord Abbett Classic Stock	2011	$9.20	$9.18	$9.07
Lord Abbett Fundamental Equity	2011	$9.20	$9.18	$11.51
Lord Abbett Growth Opportunities	2011	$8.65	$8.63	$15.35
Lord Abbett Mid-Cap Stock	2011	$9.05	$9.04	$12.63
MFS Growth — Service Shares	2011	$9.45	$9.43	$15.52
MFS Investors Growth Stock — Service Shares	2011	$9.48	$9.46	$6.52
MFS Investors Trust — Service Shares	2011	$9.32	$9.30	$12.97
MFS New Discovery — Service Shares	2011	$8.41	$8.39	$22.06
MFS Research — Service Shares	2011	$9.51	$9.49	$13.82
MFS Research Bond — Service Shares	2011	$10.20	$10.18	$11.06
MFS Total Return — Service Shares	2011	$9.79	$9.78	$17.69
MFS Utilities — Service Shares	2011	$9.64	$9.62	$24.24
MFS Value — Service Shares	2011	$9.61	$9.59	$11.16
OppenheimerFunds Capital Appreciation — Service Shares	2011	$9.37	$9.36	$15.19
OppenheimerFunds Global Securities — Service Shares	2011	$8.75	$8.73	$22.10
OppenheimerFunds Global Strategic Income — Service Shares	2011	$9.49	$9.48	$18.14

Sub Account	Year Ended	B Series	C Series	L Series
OppenheimerFunds Main Street — Service Shares	2011	$9.75	$9.73	$12.73
OppenheimerFunds Money Fund	2011	$9.94	$9.93	$1.32
PIMCO VIT Long-Term US Government Advisor Class	2011	$12.12	$12.10	$12.96
PIMCO VIT Low Duration Advisor Class	2011	$9.86	$9.84	$10.35
PIMCO VIT Real Return Advisor Class	2011	$10.37	$10.35	$11.79
PIMCO VIT Short-Term Advisor Class	2011	$9.92	$9.90	$9.91
PIMCO VIT Total Return Advisor Class	2011	$9.95	$9.93	$10.80
Royce Capital Micro-Cap — Service Class	2011	$8.54	$8.52	$11.69
Royce Capital Small-Cap — Service Class	2011	$9.40	$9.38	$11.54

Accumulation Units Outstanding

ALL ACCUMULATION UNITS ARE ROUNDED TO THE NEAREST UNIT

Sub Account	Year Ended	B Series	C Series	L Series
Fidelity VIP Contrafund® — Service Class 2	2011	96,913	30,562	44,115
Fidelity VIP Index 500 — Service Class 2	2011	40,449	6,756	17,746
Fidelity VIP Investment Grade Bond — Service Class 2	2011	78,731	29,051	37,250
Fidelity VIP Mid-Cap — Service Class 2	2011	122,593	63,167	63,866
Franklin Templeton — Franklin Flex Cap Growth Securities — Class 2	2011	2,582	1,673	—
Franklin Templeton — Franklin Income Securities — Class 2	2011	128,667	24,765	24,718
Franklin Templeton — Franklin Rising Dividends Securities — Class 2	2011	190,127	32,205	83,287
Franklin Templeton — Franklin Small Cap Value Securities — Class 2	2011	6,862	2,476	1,416
Franklin Templeton — Franklin Small-Mid Cap Growth Securities — Class 2	2011	7,991	1,618	8,728
Franklin Templeton — Mutual Shares Securities — Class 2	2011	216,879	74,524	116,248
Franklin Templeton — Templeton Foreign Securities — Class 2	2011	43,925	7,327	7,073
Franklin Templeton — Templeton Global Bond Securities — Class 2	2011	232,787	77,198	92,704
Franklin Templeton — Templeton Growth Securities — Class 2	2011	18,411	5,397	4,693
Franklin Templeton — U.S. Government Fund — Class 2	2011	166,876	84,820	76,265
Goldman Sachs Growth Opportunities — Service Class	2011	1,042	—	1,598
Goldman Sachs Mid Cap Value — Service Class	2011	139,959	18,367	27,862
Goldman Sachs Strategic Growth — Service Class	2011	104,177	60,335	45,719
Goldman Sachs Strategic International Equity — Service Class	2011	12,888	1,420	2,187
Invesco Van Kampen VI Comstock II	2011	7,160	503	976
Invesco Van Kampen VI Equity and Income II	2011	68,073	28,599	23,755
Invesco Van Kampen VI Growth and Income II	2011	212,760	79,795	93,912
Invesco Van Kampen VI American Value II	2011	535	2,967	2,121

Sub Account	Year Ended	B Series	C Series	L Series
Invesco Van Kampen VI Mid-Cap Growth II	2011	5,738	5,092	803
Invesco VI Balanced Risk Allocation II	2011	37,421	16,773	6,185
Invesco VI Government Securities II	2011	8,278	5,744	995
Legg Mason ClearBridge Variable Mid Cap Core — Class II	2011	41,216	14,822	19,464
Legg Mason ClearBridge Variable Small Cap Growth — Class II	2011	4,163	—	39
Lord Abbett Bond-Debenture	2011	250,347	71,892	67,326
Lord Abbett Capital Structure	2011	867	7,971	455
Lord Abbett Classic Stock	2011	235	—	3,069
Lord Abbett Fundamental Equity	2011	133,157	58,034	66,955
Lord Abbett Growth Opportunities	2011	1,180	—	3,647
Lord Abbett Mid-Cap Stock	2011	6,961	1,515	1,211
MFS Growth — Service Shares	2011	10,052	10,269	1,648
MFS Investors Growth Stock — Service Shares	2011	3,829	—	1,114
MFS Investors Trust — Service Shares	2011	78,439	28,634	30,534
MFS New Discovery — Service Shares	2011	67,228	20,075	13,368
MFS Research — Service Shares	2011	270	9,214	36
MFS Research Bond — Service Shares	2011	69,727	56,311	64,131
MFS Total Return — Service Shares	2011	26,485	7,494	10,371
MFS Utilities — Service Shares	2011	58,353	20,054	12,450
MFS Value — Service Shares	2011	35,455	26,559	19,568
OppenheimerFunds Capital Appreciation — Service Shares	2011	4,287	—	169
OppenheimerFunds Global Securities — Service Shares	2011	89,586	41,254	27,629
OppenheimerFunds Global Strategic Income — Service Shares	2011	179,980	48,629	47,924
OppenheimerFunds Main Street — Service Shares	2011	7,978	—	3,219
OppenheimerFunds Money Fund	2011	35,736	42,202	230,092
PIMCO VIT Long-Term US Government Advisor Class	2011	18,289	13,502	11,237
PIMCO VIT Low Duration Advisor Class	2011	48,895	47,396	43,168
PIMCO VIT Real Return Advisor Class	2011	293,070	89,263	105,382

Accumulation Units Outstanding

ALL ACCUMULATION UNITS ARE ROUNDED TO THE NEAREST UNIT

Sub Account	Year Ended	B Series	C Series	L Series
PIMCO VIT Short-Term Advisor Class	2011	49,702	39,292	41,731
PIMCO VIT Total Return Advisor Class	2011	354,934	234,740	176,105
Royce Capital Micro-Cap — Service Class	2011	28,105	18,071	3,998
Royce Capital Small-Cap — Service Class	2011	137,686	38,866	52,113

APPENDIX E

EXAMPLE OF SECUREPAY R72 RIDER

The purpose of the following example is to demonstrate the operation of the SecurePay R72 rider ("SecurePay R72") for Contract Owners who purchased the rider. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict performance. There is, of course, no assurance that the Variable Account will experience positive investment performance. The example does not reflect the deduction of fees and charges.

ASSUMPTIONS:

•  Joe, 55 years old on the Issue Date

•  Purchased SecurePay R72 at time of Contract Purchase

•  Elected Single Life Coverage

•  Began making SecurePay Withdrawals 13 years after the Rider Issue Date

•  Because Joe was 68 on the Benefit Election Date, he received the 5% Maximum Withdrawal Percentage

Contract Year	Purchase Payments		Net Withdrawals		Hypothetical Contract Value		SecurePay Roll-Up Value		Benefit Base		Annual Withdrawal Amount	Annual Withdrawal Amount Balance		Excess Withdrawal
At issue	100,000		N/A		100,000		100,000	(A)	100,000	(A)	—	—		—
1	15,000	(B)	—		119,336		122,200	(C)	122,200	(D)	—	—		—
2	—		—		133,212		130,998	(E)	133,212	(F)	—	—		—
3	10,000	(G)	—		145,941		142,803	(H)	142,803	(I)	—	—		—
4	—		—		154,057		153,084		153,084	(J)	—	—		—
5	—		—		116,753		164,106		164,106	(K)	—	—		—
6	—		—		99,317		175,922		175,922	(L)	—	—		—
7	—		—		117,908		188,588		188,588	(M)	—	—		—
8	—		—		93,575		188,588	(N)	188,588	(O)	—	—		—
9	12,000		—		112,836		202,166	(P)	202,166	(Q)	—	—		—
10	—		10,000		105,382	(R)	197,939	(S)	197,939	(T)	—	—		—
11	—		—		120,015		212,191		212,191	(U)	—	—		—
12	—		—		143,194		N/A	(V)	212,191	(W)	—	—		—
13	—		10,610	(X)	150,931		N/A		212,191		10,610	—		—
14	—		10,610	(X)	158,078		N/A		212,191		10,610	—		—
15	—		10,610	(X)	155,209		N/A		212,191		10,610	—		—
16	—		2,000	(Y)	163,611		N/A		212,191		10,610	8,610	(Y)	—
17	—		10,610	(Z)	154,962		N/A		212,191		10,610	—		—
18	—		10,610	(Z)	152,795		N/A		212,191		10,610	—		—
19	—		25,000	(AA)	129,813		N/A		190,716	(AA)	10,610	—		14,390	(AA)
20	—		9,536	(BB)	121,420		N/A		190,716		9,536	—		—

(A)  The initial Benefit Base is equal to the initial Purchase Payment of $100,000

(B)  The $15,000 Purchase Payment is made six months following the Contract Issue Date and is added to the current Benefit Base of $100,000 at that time. The new Benefit Base is $115,000.

Keep in mind Purchase Payments made more than two years after the date the SecurePay Rider is issued (the Rider Issue Date) will not be included in the calculation of the Benefit Base.

(C)  The SecurePay Roll-Up Value is equal to the most recently calculated Benefit Base ($115,000) plus 7.2% of the Benefit Base on the previous contract anniversary (7.2% of $100,000).

(D)  The recalculated Benefit Base is equal to the greatest of the Benefit Base on that anniversary, the SecurePay Anniversary Value, and the SecurePay Roll-Up Value (max of $115,000, $119,336, and $122,200, respectively).

(E)  The SecurePay Roll-Up Value is equal to the most recently calculated Benefit Base ($122,200) plus 7.2% of the Benefit Base on the previous contract anniversary (7.2% of $122,200).

(F)  The recalculated Benefit Base is equal to the greatest of the Benefit Base on that anniversary, the SecurePay Anniversary Value, and the SecurePay Roll-Up Value (max of $122,200, $133,212, and $130,998, respectively).

(G)  The $10,000 Purchase Payment is not added to the current Benefit Base because it is made more than 2 years after the Rider Issue Date.

(H)  The SecurePay Roll-Up Value is equal to the most recently calculated Benefit Base ($133,212) plus 7.2% of the Benefit Base on the previous contract anniversary (7.2% of $133,212).

(I)  The SecurePay Roll-Up Value ($142,803) is compared to the Contract Value reduced by Purchase Payments made two years after the Rider Issue Date ($145,941 – $10,000).

(J)  The recalculated Benefit Base is equal to the SecurePay Roll-Up Value since it is higher than the SecurePay Anniversary Value of $144,057 ($154,057 – $10,000).

(K)  The SecurePay Roll-Up Value ($164,106) is compared to the Contract Value reduced by Purchase Payments made two years after the Rider Issue Date ($116,753 – $10,000).

(L)  The recalculated Benefit Base is equal to the SecurePay Roll-Up Value since it is higher than the SecurePay Anniversary Value of $89,317 ($99,317 – $10,000).

(M)  The SecurePay Roll-Up Value ($188,588) is compared to the Contract Value reduced by Purchase Payments made two years after the Rider Issue Date ($117,908 – $10,000).

(N)  Since the Contract Value is <50% of the most recently calculated Benefit Base ($188,588), the SecurePay Roll-Up Value does not change.

(O)  The SecurePay Roll-Up Value ($188,588) is compared to the Contract Value reduced by Purchase Payments made two years after the Rider Issue Date ($93,575 – $10,000).

(P)  Since the Contract Value is >=50% of the most recently calculated Benefit Base ($188,588), the SecurePay Roll-Up Value is equal to the most recently calculated Benefit Base ($188,588) plus 7.2% of the Benefit Base on the previous contract anniversary (7.2% of $188,588).

(Q)  The SecurePay Roll-Up Value ($202,166) is compared to the Contract Value reduced by Purchase Payments made two years after the Rider Issue Date ($112,836 – $22,000).

(R)  The Benefit Base is reduced proportionally due to the $10,000 withdrawal. The Benefit Base is reduced by 8.7% ($10,000 [amount of withdrawal]/$115,382 [Contract Value before withdrawal] = 0.087. The new Benefit Base is $184,645 ($202,166 – ($202,166 * ($10,000/$115,382))).

(S)  The Roll-Up Guaranteed increase is also reduced in the same proportion of the Benefit Base (.072 * $202,166 * (1 – .087)) to $13,294. The Roll-Up Value is then calculated by adding the adjusted Roll-Up Guaranteed amount to the adjusted Benefit Base ($184,645 + $13,294).

(T)  The recalculated Benefit Base is equal to the greatest of the Benefit Base on that anniversary, the SecurePay Anniversary Value ($105,382 – $22,000) and the SecurePay Roll-Up Value ($197,939).

(U)  The recalculated Benefit Base is equal to the SecurePay Roll-Up Value since it is higher than the SecurePay Anniversary Value of $98,015 ($120,015 – $22,000).

(V)  Since 10 contract anniversaries have elapsed where the Roll-up Amount was >$0 (ie, the SecurePay Roll-Up Value increased), the Roll-Up period ends.

(W)  The recalculated Benefit Base is equal to the SecurePay Roll-Up Value since it is higher than the SecurePay Anniversary Value of $121,194 ($143,194 – $22,000).

(X)  For the next three years, Joe takes the full Annual Withdrawal Amount of $10,610 (.05 * $212,191)

(Y)  In year 16, Joe only takes $2,000 of the available $10,610. Please note that the $8,610 is not carried over to the next year.

(Z)  For the next two years, Joe takes the full Annual Withdrawal Amount of $10,610 (.05 * $212,191)

(AA)  In year 19, Joe takes a $25,000 withdrawal. Since the Annual Withdrawal Amount for that year is only $10,610, the remaining $14,390 of that withdrawal is an Excess Withdrawal, which reduces the Benefit Base. At the time of the Excess Withdrawal, the Contract Value less the non-excess part of the withdrawal ($152,795 – $10,610 = $142,185) is less than the Benefit Base ($212,191), so the Benefit Base will be reduced in the same proportion as the excess part of the withdrawal reduces the Contract Value less the non-excess part of the withdrawal. After the Excess Withdrawal, the new Benefit Base equals $190,716 = $212,191 x [1 – $14,390/{$152,795 – $10,610}].

(BB)  In year 20, Joe resumes taking the Annual Withdrawal Amount, which at this point becomes $9,536 (0.05 x $190,716).

EXAMPLE OF BASIC SECUREPAY RIDER

The purpose of the following example is to demonstrate the operation of the basic SecurePay rider. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower. The example does not reflect the deduction of fees and charges.

ASSUMPTIONS:

•  Joe, 60 years old on the Issue Date

•  Purchased the basic SecurePay Rider at time of Contract Purchase

•  Elected Single Life Coverage

•  Began making SecurePay Withdrawals 11 years after the Rider Issue Date

•  He received the 5% Maximum Withdrawal Percentage

Contract Year	Purchase Payments		Net Withdrawals		Hypothetical Contract Value	Benefit Base		Annual Withdrawal Amount	Annual Withdrawal Amount Balance		Excess Withdrawal Amount
At issue	100,000		N/A		100,000	100,000	(A)	0	0		0
1	50,000	(B)	0		153,975	153,975	(C)	0	0		0
2	0		0		161,676	161,676	(D)	0	0		0
3	25,000	(E)	0		210,964	185,964	(F)	0	0		0
4	0		0		208,164	185,964	(G)	0	0		0
5	0		0		246,037	221,037	(H)	0	0		0
6	15,000	(I)	0		249,536	221,037	(J)	0	0		0
7	0		0		290,987	250,987	(K)	0	0		0
8	0		10,000	(L)	288,172	248,172	(M)	0	0		0
9	0		0		312,085	272,085	(N)	0	0		0
10	0		0		337,317	297,317	(O)	0	0		0
11	0		14,866	(P)	313,603	297,317		14,866	0		0
12	0		14,866	(P)	329,576	297,317		14,866	0		0
13	0		14,866	(P)	333,375	297,317		14,866	0		0
14	0		5,000	(Q)	359,462	319,462	(Q)	14,866	9,866	(Q)	0
15	0		15,973	(R)	355,423	319,462		15,973	0		0
16	0		15,973	(R)	348,558	319,462		15,973	0		0
17	0		15,973	(R)	334,053	319,462		15,973	0		0
18	0		50,000	(S)	248,981	285,287	(T)	15,973	0		34,027	(S)

(A)  The initial Benefit Base is equal to the initial Purchase Payment of $100,000.

(B)  The $50,000 Purchase Payment is added to the current Benefit Base of $100,000. The new Benefit Base is $150,000. Keep in mind Purchase Payments made more than two years after the date the SecurePay Rider is issued (the Rider Issue Date) will not be included in the calculation of the Benefit Base.

(C)  The Benefit Base of $150,000 is compared to the Anniversary Value of $153,975. The Benefit Base steps up to $153,975.

(D)  The Benefit Base steps up to the Anniversary Value of $161,676.

(E)  The $25,000 Purchase Payment does not get added to the current Benefit Base, because it is made more than 2 years after the Rider Issue Date.

(F)  The Anniversary Value equals $185,964 ($210,964 – $25,000). The Benefit Base steps up to $185,964, since that is greater than the current Benefit Base of $161,676.

(G)  The Benefit Base remains at $185,964 since the Anniversary Value is less ($208,164 –
$25,000 = 183,164).

(H)  The Benefit Base steps up to the Anniversary Value of $221,037 ($246,037 – $25,000).

(I)  The $15,000 Purchase Payment does not get added to the current Benefit Base, because it is made more than 2 years after the Rider Issue Date.

(J)  The Benefit Base remains at $221,037 since the Anniversary Value is less ($249,536 – $40,000 = $209,536).

(K)  The Benefit Base steps up to the Anniversary Value of $250,987 ($290,987 – $40,000).

(L)  The Benefit Base is reduced proportionally due to the $10,000 withdrawal. The Benefit Base is reduced by 3.4% ($10,000 [amount of withdrawal] /$298,172 [Contract Value before withdrawal] = 0.034). The new Benefit Base is $242,569 ($250,987 – ($250,987 * ($10,000/$298,172))).

(M)  The Benefit Base steps up to the Anniversary Value of $248,172 ($288,172 – $40,000).

(N)  The Benefit Base steps up to the Anniversary Value of $272,085 ($312,085 – $40,000).

(O)  The Benefit Base steps up to the Anniversary Value of $297,317 ($337,317 – $40,000).

(P)  For the next three years, Joe takes the full Annual Withdrawal Amount of $14,866 (.05 x $297,317).

(Q)  In year 14, Joe only takes $5,000 of the available $14,866. Please note that the $9,866 is not carried over to the next year. The Benefit Base steps up to the Anniversary Value of $319,462 ($359,462 – $40,000).

(R)  For years 15 through 17, Joe takes the full Annual Withdrawal Amount of $15,973 (.05 x $319,462).

(S)  In year 18, Joe takes a $50,000 withdrawal. Since the Annual Withdrawal Amount is only $15,973, the remaining portion of his withdrawal is considered an Excess Withdrawal.

(T)  At the time of the Excess Withdrawal, since the Contract Value less the non-excess part of the withdrawal ($334,053 – $15,973 = $318,080) is less than the Benefit Base, the Benefit Base is reduced in the same proportion as the excess part of the withdrawal reduces the Contract Value less the non-excess part of the withdrawal. After the Excess Withdrawal, the new Benefit Base equals $285,287 = $319,462 * [1 – ($50,000 – $15,973)/($334,053 – $15,973)].

(This page has been left blank intentionally.)

APPENDIX F

EXAMPLE OF PROTECTIVE INCOME MANAGER RIDER

The purpose of the following example is to demonstrate the operation of the Protective Income Manager Rider. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict performance. There is, of course, no assurance that the Variable Account will experience positive investment performance. The example does not reflect the deduction of fees and charges.

ASSUMPTIONS:

•  Joe, 75 years old on the Rider Issue Date

•  Purchased the Protective Income Manager Rider at the time of Contract purchase

•  Elected Single Life Coverage

•  Began making Protective Income Manager Withdrawals immediately

Contract Year	Attained Age	Purchase Payments	Hypothetical Contract Value (Beginning of Year)		Protective Income Manager Payment Factor	Contract Value times Payment Factor	Optimal Withdrawal Amount		Total Withdrawal Taken	Excess Withdrawal		Hypothetical Contract Value (End of Year)	Protected Lifetime Payment(A)
1	75	100,000	100,000	(B)	0.06661	6,661	6,661		6,661	—		95,684	6,661
2	76	—	95,684		0.06912	6,614	6,661	(C)	6,661	—		92,517	6,661
3	77	—	92,517		0.07192	6,654	6,661		6,661	—		98,541	6,661
4	78	—	98,541		0.07505	7,396	7,327	(D)	7,327	—		91,009	6,661
5	79	25,000	116,009		0.07859	9,117	8,060		8,060	—		103,677	6,661
6	80	—	103,677		0.08260	8,564	8,564		40,000	31,436	(E)	56,987	6,661
7	81	—	56,987		0.08570	4,884	4,884	(F)	4,884	—		50,637	4,884	(G)
8	82	—	50,637		0.09104	4,610	4,884		4,884	—		51,573	4,884
9	83	—	51,573		0.09729	5,018	5,018	(H)	5,018	—		46,185	4,884
10	84	—	46,185		0.10469	4,835	4,884		4,884	—		38,156	4,884

(A)  Protected Lifetime Payments are available if the rider is in effect on the Maximum Annuity Date, and equal the lesser of (a) your initial Optimal Withdrawal Amount; or (b) your Optimal Withdrawal Amount as of a Reset Date.

(B)  The initial Contract Value is equal to the initial Purchase Payment of $100,000.

(C)  We recalculate the Optimal Withdrawal Amount by multiplying the Payment Factor (0.06912) by the Contract Value ($95,684), which equals $6,614. However, this amount is lower than our guarantee that, so long as there has not been an Excess Withdrawal, the Optimal Withdrawal Amount will always be at least the greater of 90% of the prior Optimal Withdrawal Amount (90% x $6,661 = $5,994) or the initial Optimal Withdrawal Amount ($6,661). Therefore, the recalculated Optimal Withdrawal Amount is equal to $6,661.

(D)  Although the Payment Factor (0.07505) times the Contract Value ($98,541) equals $7,396, the Optimal Withdrawal Amount is $7,327 since the Optimal Withdrawal Amount cannot be higher than 110% of the prior Optimal Withdrawal Amount ($6,661 x 1.10 = $7,327).

(E)  An Excess Withdrawal occurs when total withdrawals taken during the Contract Year exceed the Optimal Withdrawal Amount.

(F)  On the next Contract Anniversary following an Excess Withdrawal (the "Reset Date"), we reset the "floor" for future Optimal Withdrawal Amounts to equal the lesser of the initial Optimal Withdrawal

F-1

Amount or the Optimal Withdrawal Amount as of the Reset Date. We will also use a new Protective Income Manager Payment Factor determined solely by the age of the (younger) Covered Person on the Reset Date (provided you have not declined an increase in the Protective Income Manager fee). This will result in a lower Protective Income Manager Payment Factor. In this example, the factor that would have applied in the absence of a Reset (0.08721) is replaced by a new Payment Factor (0.08570) as Joe is now 81 years old. This means the new Optimal Withdrawal Amount is equal to $4,884, which is the Contract Value ($56,987) times the Payment Factor (0.08570). Optimal Withdrawal Amount calculation floors do not apply at Reset Dates.

(G)  This Contract Anniversary is a Reset Date due to the Excess Withdrawal during the prior Contract Year. If the Optimal Withdrawal Amount on a Reset Date is lower than the initial Optimal Withdrawal Amount, then the Protected Lifetime Payment is reduced to equal that year's Optimal Withdrawal Amount.

(H)  The Optimal Withdrawal Amount is equal to $51,573 (Contract Value) times 0.09729 (Payment Factor) = $5,018.

F-2

APPENDIX G

PROTECTIVE INCOME MANAGER RIDER PAYMENT FACTORS

The following table provides the Protective Income Manager rider payment factors for Single Life and Joint Life Coverage. We calculate your Optimal Withdrawal Amount under the rider by multiplying your Contract Value by the applicable factor. This factor is based upon the attained age of the (younger) Covered Person on the date we calculate the Optimal Withdrawal Amount, as well as that person's age on the Rider Issue Date. On each Contract Anniversary, we will use a new factor to recalculate your Optimal Withdrawal Amount based upon the new attained age of the (younger) Covered Person at that time, but the factor will still continue to be based on the age of the (younger) Covered Person on the Rider Issue Date unless an Excess Withdrawal has been taken.

For example, if you are age 75 on the date you purchase the rider (with single life coverage), your Protective Income Manager Payment factor is 0.06661. If your initial Purchase Payment is $100,000, then your initial Optimal Withdrawal Amount is $6,661 (0.06661 x $100,000). If you never take an Excess Withdrawal, then you will always be able to withdraw at least $6,661 each Contract Year without reducing or eliminating the benefits under the rider. In addition, each year your factor will increase as you get closer to your 95th birthday (but will remain in the age 75 column so long as you do not take an Excess Withdrawal).

Single Life Coverage

Attained Age of Covered Person On Date	Age of Covered Person on Rider Issue Date or Last Reset Date
of Calculation	60	61	62	63	64	65	66	67	68	69	70	71	72	73	74	75
94	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000
93	0.50980	0.50968	0.50956	0.50944	0.50932	0.50920	0.50908	0.50896	0.50884	0.50872	0.50860	0.50848	0.50836	0.50824	0.50812	0.50800
92	0.34649	0.34633	0.34616	0.34600	0.34584	0.34568	0.34551	0.34535	0.34519	0.34503	0.34486	0.34470	0.34454	0.34438	0.34421	0.34405
91	0.26489	0.26471	0.26452	0.26434	0.26415	0.26397	0.26378	0.26360	0.26341	0.26323	0.26304	0.26286	0.26267	0.26249	0.26230	0.26212
90	0.21599	0.21579	0.21559	0.21539	0.21519	0.21499	0.21479	0.21459	0.21439	0.21419	0.21399	0.21379	0.21359	0.21339	0.21319	0.21299
89	0.18342	0.18321	0.18300	0.18279	0.18258	0.18237	0.18216	0.18195	0.18174	0.18153	0.18132	0.18111	0.18090	0.18069	0.18048	0.18027
88	0.16020	0.15998	0.15976	0.15954	0.15933	0.15911	0.15889	0.15867	0.15845	0.15823	0.15801	0.15780	0.15758	0.15736	0.15714	0.15692
87	0.14282	0.14259	0.14236	0.14214	0.14191	0.14169	0.14146	0.14123	0.14101	0.14078	0.14056	0.14033	0.14011	0.13988	0.13966	0.13943
86	0.12932	0.12909	0.12886	0.12862	0.12839	0.12816	0.12793	0.12770	0.12746	0.12723	0.12700	0.12677	0.12654	0.12631	0.12608	0.12585
85	0.11855	0.11831	0.11807	0.11784	0.11760	0.11736	0.11712	0.11689	0.11665	0.11641	0.11618	0.11594	0.11570	0.11547	0.11523	0.11499
84	0.10976	0.10952	0.10927	0.10903	0.10879	0.10854	0.10830	0.10806	0.10782	0.10758	0.10734	0.10709	0.10685	0.10661	0.10637	0.10613
83	0.10245	0.10221	0.10196	0.10171	0.10146	0.10122	0.10097	0.10072	0.10048	0.10023	0.09998	0.09974	0.09949	0.09925	0.09900	0.09876
82	0.09629	0.09604	0.09579	0.09554	0.09528	0.09503	0.09478	0.09453	0.09428	0.09403	0.09378	0.09353	0.09328	0.09303	0.09278	0.09253
81	0.09103	0.09077	0.09051	0.09026	0.09000	0.08975	0.08949	0.08924	0.08898	0.08873	0.08847	0.08822	0.08797	0.08771	0.08746	0.08721
80	0.08648	0.08622	0.08596	0.08570	0.08544	0.08518	0.08492	0.08466	0.08441	0.08415	0.08389	0.08363	0.08337	0.08312	0.08286	0.08260
79	0.08252	0.08225	0.08199	0.08173	0.08146	0.08120	0.08094	0.08067	0.08041	0.08015	0.07989	0.07963	0.07937	0.07911	0.07885	0.07859
78	0.07904	0.07877	0.07850	0.07823	0.07797	0.07770	0.07743	0.07717	0.07690	0.07664	0.07637	0.07611	0.07584	0.07558	0.07531	0.07505
77	0.07596	0.07568	0.07541	0.07514	0.07487	0.07460	0.07433	0.07406	0.07379	0.07352	0.07325	0.07298	0.07272	0.07245	0.07218	0.07192
76	0.07321	0.07293	0.07266	0.07238	0.07211	0.07184	0.07156	0.07129	0.07102	0.07075	0.07047	0.07020	0.06993	0.06966	0.06939	0.06912
75	0.07075	0.07047	0.07019	0.06992	0.06964	0.06936	0.06908	0.06881	0.06853	0.06826	0.06798	0.06771	0.06743	0.06716	0.06689	0.06661
74	0.06854	0.06826	0.06797	0.06769	0.06741	0.06713	0.06685	0.06657	0.06629	0.06601	0.06574	0.06546	0.06518	0.06490	0.06463
73	0.06654	0.06625	0.06597	0.06568	0.06540	0.06511	0.06483	0.06455	0.06427	0.06398	0.06370	0.06342	0.06314	0.06286
72	0.06472	0.06443	0.06414	0.06385	0.06357	0.06328	0.06299	0.06271	0.06242	0.06214	0.06185	0.06157	0.06129
71	0.06306	0.06277	0.06248	0.06219	0.06190	0.06161	0.06132	0.06103	0.06074	0.06045	0.06017	0.05988
70	0.06155	0.06125	0.06096	0.06067	0.06037	0.06008	0.05979	0.05949	0.05920	0.05891	0.05862
69	0.06016	0.05986	0.05956	0.05927	0.05897	0.05867	0.05838	0.05808	0.05779	0.05750
68	0.05888	0.05858	0.05828	0.05798	0.05768	0.05738	0.05708	0.05679	0.05649
67	0.05770	0.05740	0.05710	0.05679	0.05649	0.05619	0.05589	0.05559
66	0.05662	0.05631	0.05600	0.05569	0.05539	0.05508	0.05478
65	0.05561	0.05530	0.05499	0.05468	0.05437	0.05406
64	0.05467	0.05436	0.05404	0.05373	0.05342
63	0.05380	0.05348	0.05316	0.05285
62	0.05298	0.05267	0.05235
61	0.05223	0.05190
60	0.05152

Attained Age of Covered Person On Date
of Calculation	76	77	78	79	80	81	82	83	84	85	86	87	88	89	90	91	92	93	94
94	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000
93	0.50787	0.50775	0.50763	0.50751	0.50739	0.50727	0.50715	0.50702	0.50690	0.50678	0.50666	0.50654	0.50642	0.50629	0.50617	0.50605	0.50593	0.50581
92	0.34389	0.34372	0.34356	0.34340	0.34323	0.34307	0.34291	0.34274	0.34258	0.34242	0.34225	0.34209	0.34192	0.34176	0.34160	0.34143	0.34127
91	0.26193	0.26175	0.26156	0.26138	0.26119	0.26101	0.26082	0.26063	0.26045	0.26026	0.26008	0.25989	0.25971	0.25952	0.25933	0.25915
90	0.21279	0.21259	0.21239	0.21219	0.21199	0.21179	0.21160	0.21140	0.21120	0.21100	0.21080	0.21060	0.21040	0.21020	0.21000
89	0.18006	0.17985	0.17964	0.17943	0.17922	0.17901	0.17880	0.17859	0.17838	0.17817	0.17796	0.17775	0.17754	0.17733
88	0.15670	0.15649	0.15627	0.15605	0.15583	0.15561	0.15540	0.15518	0.15496	0.15474	0.15452	0.15431	0.15409
87	0.13921	0.13898	0.13876	0.13853	0.13831	0.13808	0.13786	0.13763	0.13741	0.13719	0.13696	0.13674
86	0.12561	0.12538	0.12515	0.12492	0.12469	0.12446	0.12423	0.12400	0.12377	0.12354	0.12331
85	0.11476	0.11452	0.11429	0.11405	0.11382	0.11358	0.11335	0.11311	0.11288	0.11264
84	0.10589	0.10565	0.10541	0.10517	0.10493	0.10469	0.10445	0.10421	0.10397
83	0.09851	0.09827	0.09802	0.09778	0.09754	0.09729	0.09705	0.09681
82	0.09228	0.09203	0.09179	0.09154	0.09129	0.09104	0.09080
81	0.08696	0.08670	0.08645	0.08620	0.08595	0.08570
80	0.08235	0.08209	0.08184	0.08158	0.08133
79	0.07833	0.07807	0.07781	0.07755
78	0.07479	0.07453	0.07426
77	0.07165	0.07139
76	0.06885
75
74
73
72
71
70
69
68
67
66
65
64
63
62
61
60

Joint Life Coverage

Attained Age of Younger	Age of Younger Covered Person on Rider Issue Date or Last Reset Date
Covered Person	60	61	62	63	64	65	66	67	68	69	70	71	72	73	74	75
94	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000
93	0.50860	0.50848	0.50836	0.50824	0.50812	0.50800	0.50787	0.50775	0.50763	0.50751	0.50739	0.50727	0.50715	0.50702	0.50690	0.50678
92	0.34486	0.34470	0.34454	0.34438	0.34421	0.34405	0.34389	0.34372	0.34356	0.34340	0.34323	0.34307	0.34291	0.34274	0.34258	0.34242
91	0.26304	0.26286	0.26267	0.26249	0.26230	0.26212	0.26193	0.26175	0.26156	0.26138	0.26119	0.26101	0.26082	0.26063	0.26045	0.26026
90	0.21399	0.21379	0.21359	0.21339	0.21319	0.21299	0.21279	0.21259	0.21239	0.21219	0.21199	0.21179	0.21160	0.21140	0.21120	0.21100
89	0.18132	0.18111	0.18090	0.18069	0.18048	0.18027	0.18006	0.17985	0.17964	0.17943	0.17922	0.17901	0.17880	0.17859	0.17838	0.17817
88	0.15801	0.15780	0.15758	0.15736	0.15714	0.15692	0.15670	0.15649	0.15627	0.15605	0.15583	0.15561	0.15540	0.15518	0.15496	0.15474
87	0.14056	0.14033	0.14011	0.13988	0.13966	0.13943	0.13921	0.13898	0.13876	0.13853	0.13831	0.13808	0.13786	0.13763	0.13741	0.13719
86	0.12700	0.12677	0.12654	0.12631	0.12608	0.12585	0.12561	0.12538	0.12515	0.12492	0.12469	0.12446	0.12423	0.12400	0.12377	0.12354
85	0.11618	0.11594	0.11570	0.11547	0.11523	0.11499	0.11476	0.11452	0.11429	0.11405	0.11382	0.11358	0.11335	0.11311	0.11288	0.11264
84	0.10734	0.10709	0.10685	0.10661	0.10637	0.10613	0.10589	0.10565	0.10541	0.10517	0.10493	0.10469	0.10445	0.10421	0.10397	0.10373
83	0.09998	0.09974	0.09949	0.09925	0.09900	0.09876	0.09851	0.09827	0.09802	0.09778	0.09754	0.09729	0.09705	0.09681	0.09656	0.09632
82	0.09378	0.09353	0.09328	0.09303	0.09278	0.09253	0.09228	0.09203	0.09179	0.09154	0.09129	0.09104	0.09080	0.09055	0.09030	0.09006
81	0.08847	0.08822	0.08797	0.08771	0.08746	0.08721	0.08696	0.08670	0.08645	0.08620	0.08595	0.08570	0.08545	0.08520	0.08495	0.08470
80	0.08389	0.08363	0.08337	0.08312	0.08286	0.08260	0.08235	0.08209	0.08184	0.08158	0.08133	0.08107	0.08082	0.08056	0.08031	0.08006
79	0.07989	0.07963	0.07937	0.07911	0.07885	0.07859	0.07833	0.07807	0.07781	0.07755	0.07729	0.07703	0.07678	0.07652	0.07626	0.07601
78	0.07637	0.07611	0.07584	0.07558	0.07531	0.07505	0.07479	0.07453	0.07426	0.07400	0.07374	0.07348	0.07322	0.07296	0.07270	0.07244
77	0.07325	0.07298	0.07272	0.07245	0.07218	0.07192	0.07165	0.07139	0.07112	0.07086	0.07059	0.07033	0.07006	0.06980	0.06954	0.06928
76	0.07047	0.07020	0.06993	0.06966	0.06939	0.06912	0.06885	0.06858	0.06832	0.06805	0.06778	0.06751	0.06725	0.06698	0.06672	0.06645
75	0.06798	0.06771	0.06743	0.06716	0.06689	0.06661	0.06634	0.06607	0.06580	0.06553	0.06526	0.06499	0.06472	0.06445	0.06418	0.06391
74	0.06574	0.06546	0.06518	0.06490	0.06463	0.06435	0.06408	0.06380	0.06353	0.06326	0.06298	0.06271	0.06244	0.06217	0.06190
73	0.06370	0.06342	0.06314	0.06286	0.06258	0.06230	0.06203	0.06175	0.06147	0.06120	0.06092	0.06064	0.06037	0.06010
72	0.06185	0.06157	0.06129	0.06100	0.06072	0.06044	0.06016	0.05988	0.05960	0.05932	0.05904	0.05876	0.05849
71	0.06017	0.05988	0.05959	0.05931	0.05902	0.05874	0.05846	0.05817	0.05789	0.05761	0.05733	0.05705
70	0.05862	0.05833	0.05804	0.05776	0.05747	0.05718	0.05689	0.05661	0.05632	0.05604	0.05576
69	0.05720	0.05691	0.05662	0.05633	0.05604	0.05575	0.05546	0.05517	0.05488	0.05460
68	0.05590	0.05560	0.05531	0.05501	0.05472	0.05443	0.05414	0.05384	0.05355
67	0.05469	0.05439	0.05409	0.05380	0.05350	0.05321	0.05291	0.05262
66	0.05357	0.05327	0.05297	0.05267	0.05237	0.05207	0.05178
65	0.05253	0.05223	0.05193	0.05162	0.05132	0.05102
64	0.05157	0.05126	0.05096	0.05065	0.05035
63	0.05067	0.05036	0.05005	0.04974
62	0.04983	0.04952	0.04921
61	0.04904	0.04873
60	0.04831

Attained Age of Younger
Covered Person	76	77	78	79	80	81	82	83	84	85	86	87	88	89	90	91	92	93	94
94	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000	1.00000
93	0.50666	0.50654	0.50642	0.50629	0.50617	0.50605	0.50593	0.50581	0.50568	0.50556	0.50544	0.50532	0.50520	0.50507	0.50495	0.50483	0.50471	0.50458
92	0.34225	0.34209	0.34192	0.34176	0.34160	0.34143	0.34127	0.34111	0.34094	0.34078	0.34061	0.34045	0.34028	0.34012	0.33996	0.33979	0.33963
91	0.26008	0.25989	0.25971	0.25952	0.25933	0.25915	0.25896	0.25878	0.25859	0.25840	0.25822	0.25803	0.25785	0.25766	0.25747	0.25729
90	0.21080	0.21060	0.21040	0.21020	0.21000	0.20980	0.20960	0.20940	0.20920	0.20900	0.20880	0.20860	0.20840	0.20820	0.20800
89	0.17796	0.17775	0.17754	0.17733	0.17712	0.17691	0.17670	0.17649	0.17628	0.17607	0.17586	0.17565	0.17544	0.17523
88	0.15452	0.15431	0.15409	0.15387	0.15365	0.15344	0.15322	0.15300	0.15278	0.15257	0.15235	0.15213	0.15192
87	0.13696	0.13674	0.13651	0.13629	0.13607	0.13584	0.13562	0.13539	0.13517	0.13495	0.13473	0.13450
86	0.12331	0.12308	0.12286	0.12263	0.12240	0.12217	0.12194	0.12171	0.12148	0.12125	0.12103
85	0.11241	0.11217	0.11194	0.11171	0.11147	0.11124	0.11101	0.11077	0.11054	0.11031
84	0.10349	0.10326	0.10302	0.10278	0.10254	0.10230	0.10207	0.10183	0.10159
83	0.09608	0.09584	0.09559	0.09535	0.09511	0.09487	0.09463	0.09439
82	0.08981	0.08956	0.08932	0.08907	0.08883	0.08858	0.08834
81	0.08445	0.08420	0.08395	0.08370	0.08345	0.08320
80	0.07980	0.07955	0.07930	0.07905	0.07880
79	0.07575	0.07550	0.07524	0.07499
78	0.07218	0.07192	0.07166
77	0.06901	0.06875
76	0.06619
75
74
73
72
71
70
69
68
67
66
65
64
63
62
61
60

APPENDIX H

EXAMPLE OF ALLOCATION ADJUSTMENT PROGRAM

The purpose of this example is to demonstrate the operation of the Allocation Adjustment Program. All Owners who purchase the Protective Income Manager rider or either of the SecurePay riders must participate in the Allocation Adjustment Program. The example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict performance. There is, of course, no assurance that the Variable Account will experience positive investment performance.

Under the Allocation Adjustment, if, on any Monthly Anniversary Date after the first Contract Anniversary, the Accumulation Unit value of a Sub-Account in Category 2 or 3 of the Allocation by Investment Category guidelines drops below its 12-month Simple Moving Average ("SMA"), the Sub-Account will be temporarily "restricted" from allocations of Purchase Payments and Contract Value and we will transfer all existing Contract Value in the Sub-Account to the Oppenheimer Money Fund Sub-Account.

Contract Month	Accumulation Unit Value	SMA12(A)		Is Sub-Account 1 Restricted?(B)	Hypothetical Contract Value in Sub-Account 1(C)	Hypothetical Contract Value in Money Fund Sub-Account(D)
12	6.17	6.16			10,000
13	6.24	6.17		No(E)	10,089
14	5.76	6.14		Yes	—	9,282	(F)
15	5.41	6.09		Yes		9,286
16	5.35	6.03		Yes		9,290
17	4.53	5.87		Yes		9,294
18	3.73	5.62		Yes		9,298
19	2.94	5.33		Yes		9,302
20	3.33	5.08		Yes		9,305
21	3.15	4.85		Yes		9,309
22	2.98	4.62		Yes		9,313
23	3.29	4.41		Yes		9,317
24	3.81	4.21		Yes		9,321
25	4.19	4.04	(G)	No(H)	9,325

(A)  SMA12 is the sum of the 12 most recent Monthly Anniversary Dates Accumulation Unit values divided by 12.

(B)  Once we calculate a Sub-Account's SMA on a Monthly Anniversary Date, we then compare that SMA to the Sub-Account's current Accumulation Unit value on that Monthly Anniversary Date. If the Sub-Account's current Accumulation Unit value is equal to or less than the Sub-Account's SMA over the most recent 12 Monthly Anniversary Dates, then we will consider the Sub-Account to be restricted.

(C)  $10,000 of the initial Purchase Payment is allocated to the hypothetical Sub-Account 1.

(D)  If a Sub-Account becomes restricted, as described in (B), we transfer the Contract Value in that Sub-Account to the Money Fund Sub-Account, until the Sub-Account is no longer restricted.

(E)  At the end of the first contract month after the first Contract Anniversary 1, the Accumulation Unit value of Sub-Account 1 (6.24) is greater than SMA12 (6.17). Therefore, Sub-Account 1 is not restricted.

(F)  At the end of contract month 14, the Accumulation Unit value of Sub-Account 1 (5.76) is less than or equal to SMA12 (6.14). Therefore, Sub-Account 1 is restricted and the entire allocation in Sub-Account 1 ($9,282) is transferred to the Money Sub-Account.

(G)  Calculation of SMA12 (4.19 + 3.81 + 3.29 + 2.98 + 3.15 + 3.33 + 2.94 + 3.73 + 4.53 + 5.35 + 5.41 + 5.76)/12 = 4.04.

(H)  At the end of contract month 25, the Accumulation Unit value of Sub-Account 1 (4.19) is greater than SMA12 (4.04). Therefore, Sub-Account 1 is no longer restricted and the entire allocation in the Money Fund Sub-Account is re-allocated back to Sub-Account 1.

H-1

APPENDIX I

EXAMPLE OF JOINT LIFE COVERAGE WITH SIGNIFICANT AGE DIFFERENCE BETWEEN
COVERED PERSONS UNDER THE PROTECTIVE INCOME MANAGER RIDER

The purpose of the following examples is to demonstrate the operation of the Protective Income Manager Rider under various Variable Account performance scenarios when there is joint life coverage and a significant age difference exists between the two Covered Persons. The examples are based on hypothetical Contract Values and transactions. The examples are not representative of past or future performance and are not intended to project or predict performance. There is, of course, no assurance that the Variable Account will experience positive investment performance. The examples reflect the deduction of fees and charges. See Appendix F for a detailed example of the operation of the Protective Income Manager Rider.

EXAMPLE 1—NEGATIVE VARIABLE ACCOUNT PERFORMANCE

ASSUMPTIONS:

•  Covered Person #1, Joe, 60 years old on the Rider Issue Date

•  Covered Person #2, Sally, 80 years old on the Rider Issue Date

•  Purchased the Protective Income Manager Rider at the time of Contract purchase

•  Elected Joint Life Coverage

•  Began making Protective Income Manager Withdrawals immediately equal to the annual Optimal Withdrawal Amount

•  Variable Account performance (before all fees and charges): -7% in all years

Contract Year	End of Year Oldest Attained Age	Premium	Beginning of Year Contract Value	Contract Charges	Protective Income Manager Withdrawal(A)	Impact of Fund Performance(B)	End of Year Contract Value(C)	Separate Account Performance	Protected Lifetime Payment	Annuity Payment
1	81	$100,000.00	$100,000.00	$2,071.86	$4,830.76	$(7,675.56)	$85,421.83	-7.00%
2	82	$—	$85,421.83	$1,911.24	$4,830.76	$(6,524.48)	$72,155.36	-7.00%
3	83	$—	$72,155.36	$1,765.06	$4,830.76	$(5,478.35)	$60,081.19	-7.00%
4	84	$—	$60,081.19	$1,632.03	$4,830.76	$(4,526.25)	$49,092.15	-7.00%
5	85	$—	$49,092.15	$1,510.95	$4,830.76	$(3,658.66)	$39,091.78	-7.00%
6	86	$—	$39,091.78	$1,400.77	$4,830.76	$(2,869.92)	$29,990.33	-7.00%
7	87	$—	$29,990.33	$1,300.49	$4,830.76	$(2,151.38)	$21,707.70	-7.00%
8	88	$—	$21,707.70	$1,209.23	$4,830.76	$(1,498.30)	$14,169.41	-7.00%
9	89	$—	$14,169.41	$1,126.17	$4,830.76	$(903.51)	$7,308.98	-7.00%
10	90	$—	$7,308.98	$1,050.58	$4,830.76	$(362.25)	$1,065.39	-7.00%
11	91	$—	$1,065.39	$249.03	$4,830.76	$(11.23)	$—	-7.00%
12	92	$—	$—	$—	$4,830.76	$—	$—	-7.00%
13	93	$—	$—	$—	$4,830.76	$—	$—	-7.00%
14	94	$—	$—	$—	$4,830.76	$—	$—	-7.00%
15	95	$—	$—	$—	$4,830.76	$—	$—	-7.00%	$4,830.76	$0.00	(D)

(A)  $4830.76 equals .0483076 (the Protective Income Manager Payment Factor in year one) x $100,000 (the initial Contract Value). The Protective Income Manager Payment Factor is based on the age of Joe (the younger Covered Person) on the Rider Issue Date, as well as his attained age on the date we calculate the Optimal Withdrawal Amount (which, in this example, is the full amount withdrawn each year).

(B)  The numbers in the Impact of Fund Performance column reflect the performance of the underlying funds and fund expenses.

(C)  The End of Year Contract Value is equal to the Beginning of Year Contract Value minus Contract Charges minus the PIM Withdrawal minus Fund Expenses.

(D)  On the Maximum Annuity Date, which is when Sally (the older Covered Person) reaches age 95, Sally and Joe must choose to receive annuity payments under their Contract or Protected Lifetime Payments under the rider. Because there is no Contract Value remaining to annuitize, Sally and Joe will receive Protected Lifetime Payments in an annual amount of $4,830.76 until they both die.

EXAMPLE 2—FLAT VARIABLE ACCOUNT PERFORMANCE

ASSUMPTIONS:

•  Covered Person #1, Joe, 60 years old on the Rider Issue Date

•  Covered Person #2, Sally, 80 years old on the Rider Issue Date

•  Purchased the Protective Income Manager Rider at the time of Contract purchase

•  Elected Joint Life Coverage

•  Began making Protective Income Manager Withdrawals immediately equal to the annual Optimal Withdrawal Amount

•  Variable Account performance (before all fees and charges): 0% in all years

Contract Year	End of Year Oldest Attained Age	Premium	Beginning of Year Contract Value	Contract Charges	Protective Income Manager Withdrawal(A)	Impact of Fund Performance(B)	End of Year Contract Value(C)	Separate Account Performance	Protected Lifetime Payment	Annuity Payment
1	81	$100,000.00	$100,000.00	$2,108.18	$4,830.76	$(963.64)	$92,097.42	0.00%
2	82	$—	$92,097.42	$2,018.20	$4,830.76	$(885.39)	$84,363.08	0.00%
3	83	$—	$84,363.08	$1,930.12	$4,830.76	$(808.80)	$76,793.40	0.00%
4	84	$—	$76,793.40	$1,843.92	$4,830.76	$(733.85)	$69,384.87	0.00%
5	85	$—	$69,384.87	$1,759.56	$4,830.76	$(660.49)	$62,134.06	0.00%
6	86	$—	$62,134.06	$1,676.99	$4,830.76	$(588.69)	$55,037.62	0.00%
7	87	$—	$55,037.62	$1,596.18	$4,830.76	$(518.42)	$48,092.26	0.00%
8	88	$—	$48,092.26	$1,517.09	$4,830.76	$(449.65)	$41,294.77	0.00%
9	89	$—	$41,294.77	$1,439.69	$4,830.76	$(382.34)	$34,641.98	0.00%
10	90	$—	$34,641.98	$1,363.93	$4,830.76	$(316.46)	$28,130.83	0.00%
11	91	$—	$28,130.83	$1,289.79	$4,830.76	$(251.99)	$21,758.30	0.00%
12	92	$—	$21,758.30	$1,217.22	$4,830.76	$(188.89)	$15,521.44	0.00%
13	93	$—	$15,521.44	$1,146.20	$4,830.76	$(127.13)	$9,417.35	0.00%
14	94	$—	$9,417.35	$1,076.69	$4,830.76	$(66.69)	$3,443.22	0.00%
15	95	$—	$3,443.22	$613.78	$4,830.76	$(11.50)	$—	0.00%	$4,830.76	$0.00	(D)

(A)  $4830.76 equals .0483076 (the Protective Income Manager Payment Factor in year one) x $100,000 (the initial Contract Value). The Protective Income Manager Payment Factor is based on the age of Joe (the younger Covered Person) on the Rider Issue Date, as well as his attained age on the date we calculate the Optimal Withdrawal Amount (which, in this example, is the full amount withdrawn each year).

(B)  The numbers in the Impact of Fund Performance column reflect the performance of the underlying funds and fund expenses.

(C)  The End of Year Contract Value is equal to the Beginning of Year Contract Value minus Contract Charges minus the PIM Withdrawal minus Fund Expenses.

(D)  On the Maximum Annuity Date, which is when Sally (the older Covered Person) reaches age 95, Sally and Joe must choose to receive annuity payments under their Contract or Protected Lifetime Payments under the rider. Because there is no Contract Value remaining to annuitize, Sally and Joe will receive Protected Lifetime Payments in an annual amount of $4,830.76 until they both die.

EXAMPLE 3—POSITIVE VARIABLE ACCOUNT PERFORMANCE

ASSUMPTIONS:

•  Covered Person #1, Joe, 60 years old on the Rider Issue Date

•  Covered Person #2, Sally, 80 years old on the Rider Issue Date

•  Purchased the Protective Income Manager Rider at the time of Contract purchase

•  Elected Joint Life Coverage

•  Began making Protective Income Manager Withdrawals immediately equal to the annual Optimal Withdrawal Amount

•  Variable Account performance (before all fees and charges): 7% in all years

Contract Year	End of Year Oldest Attained Age	Premium	Beginning of Year Contract Value	Contract Charges	Protective Income Manager Withdrawal(A)	Impact of Fund Performance(B)	End of Year Contract Value(C)	Separate Account Performance	Protected Lifetime Payment	Annuity Payment
1	81	$100,000.00	$100,000.00	$2,143.61	$4,830.76	$5,752.85	$98,778.48	7.00%
2	82	$—	$98,778.48	$2,129.19	$4,844.41	$5,680.28	$97,485.16	7.00%
3	83	$—	$97,485.16	$2,113.93	$4,857.53	$5,603.26	$96,116.97	7.00%
4	84	$—	$96,116.97	$2,097.79	$4,870.07	$5,522.11	$94,671.22	7.00%
5	85	$—	$94,671.22	$2,080.74	$4,881.96	$5,436.20	$93,144.72	7.00%
6	86	$—	$93,144.72	$2,062.75	$4,893.14	$5,345.58	$91,534.41	7.00%
7	87	$—	$91,534.41	$2,043.78	$4,903.54	$5,250.66	$89,837.76	7.00%
8	88	$—	$89,837.76	$2,023.80	$4,913.10	$5,149.95	$88,050.81	7.00%
9	89	$—	$88,050.81	$2,002.76	$4,921.69	$5,044.23	$86,170.59	7.00%
10	90	$—	$86,170.59	$1,980.63	$4,929.24	$4,932.96	$84,193.68	7.00%
11	91	$—	$84,193.68	$1,957.37	$4,935.62	$4,815.62	$82,116.31	7.00%
12	92	$—	$82,116.31	$1,932.94	$4,940.69	$4,692.83	$79,935.51	7.00%
13	93	$—	$79,935.51	$1,907.30	$4,944.32	$4,564.11	$77,648.00	7.00%
14	94	$—	$77,648.00	$1,880.42	$4,946.37	$4,428.71	$75,249.92	7.00%
15	95	$—	$75,249.92	$1,852.25	$4,946.62	$4,287.07	$72,738.13	7.00%	$4,830.76	$5,912.40	(D)

(A)  $4830.76 equals .0483076 (the Protective Income Manager Payment Factor in year one) x $100,000 (the initial Contract Value). The Protective Income Manager Payment Factor is based on the age of Joe (the younger Covered Person) on the Rider Issue Date, as well as his attained age on the date we calculate the Optimal Withdrawal Amount (which, in this example, is the full amount withdrawn each year).

(B)  The numbers in the Impact of Fund Performance column reflect the performance of the underlying funds and fund expenses.

(C)  The End of Year Contract Value is equal to the Beginning of Year Contract Value minus Contract Charges minus the PIM Withdrawal minus Fund Expenses.

(D)  On the Maximum Annuity Date, which is when Sally (the older Covered Person) reaches age 95, Sally and Joe must choose to receive annuity payments under their Contract or Protected Lifetime Payments under the rider. Because the annuity payments of $5,912.40 are greater than Protected Lifetime Payments of $4,830.76, Sally and Joe will receive annuity payments in an annual amount of $5,912.40 until they both die. The $5,912.40 represents Annuity Option B—Life Income With Or Without A Certain Period under the Contract with a 10-year Certain Period, assuming a 4% current interest rate.

(This page has been left blank intentionally.)

Please tear off, complete and return this form to order a free Statement of Additional Information for the Contracts offered under the prospectus. Address the form to Protective Life's Life and Annuity Division, customer service center at the address shown on the cover.

Please send me a free copy of the Statement of Additional Information for the Protective Variable Annuity.

______________________________________________________________________________________________________ Name:

______________________________________________________________________________________________________ Address

______________________________________________________________________________________________________ City, State, Zip

______________________________________________________________________________________________________ Daytime Telephone Number

PART B

INFORMATION REQUIRED TO BE IN
THE STATEMENT OF ADDITIONAL INFORMATION

PROTECTIVE LIFE INSURANCE COMPANY

P.O. Box 10648
Birmingham, Alabama 35202-0648
Telephone: 1-800-456-6330

STATEMENT OF ADDITIONAL INFORMATION
PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT
PROTECTIVE VARIABLE ANNUITY
A FLEXIBLE PREMIUM
DEFERRED VARIABLE AND FIXED ANNUITY CONTRACT

This Statement of Additional Information contains information in addition to the information described in the Prospectus for the Protective Variable Annuity, an individual flexible premium deferred variable and fixed annuity contract (the "Contract") offered by Protective Life Insurance Company. This Statement of Additional Information is not a Prospectus. It should be read only in conjunction with the Prospectuses for the Contract and the Funds. The Prospectus for the Contract is dated the same as this Statement of Additional Information. You may obtain a copy of the Prospectus by writing or calling us at our address or phone number shown above.

THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS MAY 1, 2012.

STATEMENT OF ADDITIONAL INFORMATION

TABLE OF CONTENTS

Page
SAFEKEEPING OF ACCOUNT ASSETS	1

STATE REGULATION	1

RECORDS AND REPORTS	1

LEGAL MATTERS	1

EXPERTS	1

OTHER INFORMATION	2

FINANCIAL STATEMENTS	2

SAFEKEEPING OF ACCOUNT ASSETS

Title to the assets of the Variable Account is held by Protective Life. The assets are kept physically segregated and held separate and apart from the Company's General Account assets and from the assets in any other separate account.

Records are maintained of all purchases and redemptions of Fund shares held by each of the Sub-Accounts.

The officers and employees of Protective Life are covered by an insurance company blanket bond issued in the amount of $20 million dollars. The bond insures against dishonest and fraudulent acts of officers and employees.

STATE REGULATION

Protective Life is subject to regulation and supervision by the Department of Insurance of the State of Tennessee which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. Where required, a copy of the Contract form has been filed with, and, if applicable, approved by, insurance officials in each jurisdiction where the Contracts are sold. Protective Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

RECORDS AND REPORTS

Protective Life will maintain all records and accounts relating to the Variable Account. As presently required by the 1940 Act and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to Owner(s) periodically at the last known address.

LEGAL MATTERS

Sutherland Asbill & Brennan LLP of Washington, D. C. has provided advice on certain matters relating to the federal securities laws.

EXPERTS

The statement of assets and liabilities of Protective Variable Annuity Separate Account as of December 31, 2011 and the related statement of operations for the year then ended and the statement of changes in net assets for the years ended December 31, 2011 and 2010 included in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Protective Life Insurance Company as of December 31, 2011, and 2010 and for each of the three years in the period ended December 31, 2011 included in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

1

OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 100 F Street, N. E., Washington, D.C. 20549.

FINANCIAL STATEMENTS

The audited statement of assets and liabilities of the Protective Variable Annuity Separate Account as of December 31, 2011 and the related statement of operations for the year then ended and the changes in net assets for the years ended December 31, 2011 and 2010 as well as the Report of Independent Registered Public Accounting Firm are contained herein.

The audited consolidated balance sheets for Protective Life as of December 31, 2011 and 2010 and the related consolidated statements of income, share-owner's equity, and cash flows for each of the three years in the period ended December 31, 2011 as well as the Report of Independent Registered Public Accounting Firm are contained herein. Protective Life's Financial Statements should be considered only as bearing on its ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Protective Variable Annuity Separate Account.

Financial Statements follow this page.

2

All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

Report of Independent Registered Public Accounting Firm

To the Contract Owners of the Protective Variable Annuity Separate Account
and Board of Directors of Protective Life Insurance Company:

In our opinion, the accompanying statement of assets and liabilities, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the subaccounts as listed in Note 1 to such financial statements of the Protective Variable Annuity Separate Account (the "Separate Account") at December 31, 2011, the results of their operations for the year then ended and the changes in their net assets for each of the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of Protective Life Insurance Company; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2011 by correspondence with the transfer agents of the investee mutual funds, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Birmingham, Alabama
April 20, 2012

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES
Year Ended December 31, 2011
(in thousands)

	Goldman Sachs Large Cap Value	Goldman Sachs Strategic International Equity	Goldman Sachs Structured US Equity
Assets
Investment in sub-accounts at fair value	$71,366	$45,161	$37,326
Receivable from Protective Life Insurance Company	14	5	13
Total Assets	71,380	45,166	37,339
Liabilities
Payable to Protective Life Insurance Company	—	—	—
Net Assets	$71,380	$45,166	$37,339
Accumulation Period	$71,176	$45,142	$37,222
Annuity Period	204	24	117
Net Assets	$71,380	$45,166	$37,339
	Goldman Sachs Structured Small Cap Equity	Goldman Sachs Strategic Growth	Goldman Sachs Mid Cap Value
Assets
Investment in sub-accounts at fair value	$35,848	$42,342	$11,673
Receivable from Protective Life Insurance Company	2	1	—
Total Assets	35,850	42,343	11,673
Liabilities
Payable to Protective Life Insurance Company	—	—	—
Net Assets	$35,850	$42,343	$11,673
Accumulation Period	$35,809	$42,325	$11,671
Annuity Period	41	18	2
Net Assets	$35,850	$42,343	$11,673

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Goldman Sachs Strategic Growth SC	Goldman Sachs Large Cap Value Fund SC	Goldman Sachs Strategic International Equity SC
Assets
Investment in sub-accounts at fair value	$72,430	$128,115	$49,408
Receivable from Protective Life Insurance Company	—	—	—
Total Assets	72,430	128,115	49,408
Liabilities
Payable to Protective Life Insurance Company	1	—	—
Net Assets	$72,429	$128,115	$49,408
Accumulation Period	$72,429	$128,115	$49,408
Annuity Period	—	—	—
Net Assets	$72,429	$128,115	$49,408
	Goldman Sachs Structured Small Cap Equity SC	Goldman Sachs Structured US Equity SC	Goldman Sachs VIT Growth Opportunities SC
Assets
Investment in sub-accounts at fair value	$22,611	$786	$55,346
Receivable from Protective Life Insurance Company	—	—	—
Total Assets	22,611	786	55,346
Liabilities
Payable to Protective Life Insurance Company	—	—	—
Net Assets	$22,611	$786	$55,346
Accumulation Period	$22,611	$786	$55,346
Annuity Period	—	—	—
Net Assets	$22,611	$786	$55,346

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Goldman Sachs Mid Cap Value SC	Calvert VP SRI Balanced	MFS Growth Series IC
Assets
Investment in sub-accounts at fair value	$42,503	$1,948	$4,982
Receivable from Protective Life Insurance Company	—	—	—
Total Assets	42,503	1,948	4,982
Liabilities
Payable to Protective Life Insurance Company	—	—	25
Net Assets	$42,503	$1,948	$4,957
Accumulation Period	$42,503	$1,948	$4,957
Annuity Period	—	—	—
Net Assets	$42,503	$1,948	$4,957
	MFS Research IC	MFS Investors Trust IC	MFS Total Return IC
Assets
Investment in sub-accounts at fair value	$7,498	$8,987	$37,514
Receivable from Protective Life Insurance Company	—	—	3
Total Assets	7,498	8,987	37,517
Liabilities
Payable to Protective Life Insurance Company	—	29	—
Net Assets	$7,498	$8,958	$37,517
Accumulation Period	$7,486	$8,958	$37,468
Annuity Period	12	—	49
Net Assets	$7,498	$8,958	$37,517

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
Year Ended December 31, 2011
(in thousands)

	MFS New Discovery IC	MFS Utilities IC	MFS Investors Growth Stock IC
Assets
Investment in sub-accounts at fair value	$2,936	$5,836	$2,610
Receivable from Protective Life Insurance Company	2	4	2
Total Assets	2,938	5,840	2,612
Liabilities
Payable to Protective Life Insurance Company	—	—	—
Net Assets	$2,938	$5,840	$2,612
Accumulation Period	$2,909	$5,796	$2,589
Annuity Period	29	44	23
Net Assets	$2,938	$5,840	$2,612
	MFS Growth Series SC	MFS Research SC	MFS Investors Trust SC
Assets
Investment in sub-accounts at fair value	$15,689	$3,279	$36,740
Receivable from Protective Life Insurance Company	27	—	31
Total Assets	15,716	3,279	36,771
Liabilities
Payable to Protective Life Insurance Company	—	—	—
Net Assets	$15,716	$3,279	$36,771
Accumulation Period	$15,684	$3,279	$36,740
Annuity Period	32	—	31
Net Assets	$15,716	$3,279	$36,771

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
Year Ended December 31, 2011
(in thousands)

	MFS Total Return SC	MFS New Discovery SC	MFS Utilities SC
Assets
Investment in sub-accounts at fair value	$80,274	$59,039	$34,035
Receivable from Protective Life Insurance Company	1	—	—
Total Assets	80,275	59,039	34,035
Liabilities
Payable to Protective Life Insurance Company	—	—	—
Net Assets	$80,275	$59,039	$34,035
Accumulation Period	$80,259	$59,039	$34,035
Annuity Period	16	—	—
Net Assets	$80,275	$59,039	$34,035
	MFS Investors Growth Stock SC	MFS VIT Research Bond SC	MFS VIT Value SC
Assets
Investment in sub-accounts at fair value	$58,494	$275,703	$162,863
Receivable from Protective Life Insurance Company	—	—	—
Total Assets	58,494	275,703	162,863
Liabilities
Payable to Protective Life Insurance Company	—	4	2
Net Assets	$58,494	$275,699	$162,861
Accumulation Period	$58,494	$275,699	$162,861
Annuity Period	—	—	—
Net Assets	$58,494	$275,699	$162,861

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Oppenheimer Money Fund/VA	Oppenheimer Small & Mid Cap Fund/VA	Oppenheimer Capital Appreciation Fund/VA
Assets
Investment in sub-accounts at fair value	$75,330	$2,878	$10,035
Receivable from Protective Life Insurance Company	—	—	2
Total Assets	75,330	2,878	10,037
Liabilities
Payable to Protective Life Insurance Company	1	—	—
Net Assets	$75,329	$2,878	$10,037
Accumulation Period	$75,321	$2,878	$10,017
Annuity Period	8	—	20
Net Assets	$75,329	$2,878	$10,037
	Oppenheimer Main Street Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Global Securites Fund/VA
Assets
Investment in sub-accounts at fair value	$12,467	$22,883	$11,939
Receivable from Protective Life Insurance Company	—	3	—
Total Assets	12,467	22,886	11,939
Liabilities
Payable to Protective Life Insurance Company	—	—	—
Net Assets	$12,467	$22,886	$11,939
Accumulation Period	$12,438	$22,848	$11,938
Annuity Period	29	38	1
Net Assets	$12,467	$22,886	$11,939

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Oppenheimer High Income Fund/VA	Oppenheimer Small & Mid Cap Fund/VA SC	Oppenheimer Capital Appreciation Fund/VA SC
Assets
Investment in sub-accounts at fair value	$1,338	$951	$32,177
Receivable from Protective Life Insurance Company	—	—	1
Total Assets	1,338	951	32,178
Liabilities
Payable to Protective Life Insurance Company	—	—	—
Net Assets	$1,338	$951	$32,178
Accumulation Period	$1,338	$951	$32,170
Annuity Period	—	—	8
Net Assets	$1,338	$951	$32,178
	Oppenheimer Main Street Fund/VA SC	Oppenheimer Global Strategic Income Fund/VA SC	Oppenheimer Global Securites Fund/VA SC
Assets
Investment in sub-accounts at fair value	$9,079	$244,203	$205,557
Receivable from Protective Life Insurance Company	—	3	2
Total Assets	9,079	244,206	205,559
Liabilities
Payable to Protective Life Insurance Company	—	—	—
Net Assets	$9,079	$244,206	$205,559
Accumulation Period	$9,079	$244,154	$205,520
Annuity Period	—	52	39
Net Assets	$9,079	$244,206	$205,559

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Oppenheimer High Income Fund/VA SC	Van Eck Global Hard Asset	Invesco Van Kampen VI Capital Growth
Assets
Investment in sub-accounts at fair value	$1,555	$304	$6,599
Receivable from Protective Life Insurance Company	—	—	—
Total Assets	1,555	304	6,599
Liabilities
Payable to Protective Life Insurance Company	—	—	—
Net Assets	$1,555	$304	$6,599
Accumulation Period	$1,550	$304	$6,599
Annuity Period	5	—	—
Net Assets	$1,555	$304	$6,599
	Invesco Van Kampen VI Comstock	Invesco Van Kampen VI Growth & Income	Invesco Van Kampen VI Mid-Cap Growth II
Assets
Investment in sub-accounts at fair value	$41,569	$45,832	$28,681
Receivable from Protective Life Insurance Company	7	1	—
Total Assets	41,576	45,833	28,681
Liabilities
Payable to Protective Life Insurance Company	—	—	—
Net Assets	$41,576	$45,833	$28,681
Accumulation Period	$41,490	$45,822	$28,681
Annuity Period	86	11	—
Net Assets	$41,576	$45,833	$28,681

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Invesco Van Kampen VI Equity and Income II	Invesco Van Kampen VI Capital Growth II	Invesco Van Kampen VI Comstock II
Assets
Investment in sub-accounts at fair value	$141,740	$3,856	$156,805
Receivable from Protective Life Insurance Company	3	—	2
Total Assets	141,743	3,856	156,807
Liabilities
Payable to Protective Life Insurance Company	—	—	—
Net Assets	$141,743	$3,856	$156,807
Accumulation Period	$141,710	$3,848	$156,769
Annuity Period	33	8	38
Net Assets	$141,743	$3,856	$156,807
	Invesco Van Kampen VI Growth & Income II	Invesco Van Kampen VI Mid Cap Value II	Invesco VI Balanced Risk Allocation II
Assets
Investment in sub-accounts at fair value	$272,253	$2,171	$6,410
Receivable from Protective Life Insurance Company	—	—	—
Total Assets	272,253	2,171	6,410
Liabilities
Payable to Protective Life Insurance Company	2	—	—
Net Assets	$272,251	$2,171	$6,410
Accumulation Period	$272,224	$2,171	$6,410
Annuity Period	27	—	—
Net Assets	$272,251	$2,171	$6,410

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Invesco VI Government Securities II	Invesco VI International Growth II	UIF Global Real Estate II
Assets
Investment in sub-accounts at fair value	$112,899	$5,353	$7,311
Receivable from Protective Life Insurance Company	—	—	—
Total Assets	112,899	5,353	7,311
Liabilities
Payable to Protective Life Insurance Company	—	—	—
Net Assets	$112,899	$5,353	$7,311
Accumulation Period	$112,899	$5,353	$7,311
Annuity Period	—	—	—
Net Assets	$112,899	$5,353	$7,311
	Lord Abbett Growth & Income	Lord Abbett Bond Debenture	Lord Abbett Mid Cap Value
Assets
Investment in sub-accounts at fair value	$117,662	$291,181	$86,372
Receivable from Protective Life Insurance Company	—	3	1
Total Assets	117,662	291,184	86,373
Liabilities
Payable to Protective Life Insurance Company	1	—	—
Net Assets	$117,661	$291,184	$86,373
Accumulation Period	$117,612	$291,150	$86,297
Annuity Period	49	34	76
Net Assets	$117,661	$291,184	$86,373

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Lord Abbett Growth Opportunities	Lord Abbett Capital Structure	Lord Abbett International Opportunities
Assets
Investment in sub-accounts at fair value	$25,880	$48,402	$24,685
Receivable from Protective Life Insurance Company	—	1	—
Total Assets	25,880	48,403	24,685
Liabilities
Payable to Protective Life Insurance Company	—	—	—
Net Assets	$25,880	$48,403	$24,685
Accumulation Period	$25,870	$48,370	$24,685
Annuity Period	10	33	—
Net Assets	$25,880	$48,403	$24,685
	Lord Abbett Classic Stock	Lord Abbett Series Fundamental Equity VC	Fidelity Index 500 Portfolio SC2
Assets
Investment in sub-accounts at fair value	$9,655	$71,070	$34,615
Receivable from Protective Life Insurance Company	—	—	—
Total Assets	9,655	71,070	34,615
Liabilities
Payable to Protective Life Insurance Company	—	2	—
Net Assets	$9,655	$71,068	$34,615
Accumulation Period	$9,655	$71,068	$34,615
Annuity Period	—	—	—
Net Assets	$9,655	$71,068	$34,615

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Fidelity Growth Portfolio SC2	Fidelity Contrafund Portfolio SC2	Fidelity Mid Cap SC2
Assets
Investment in sub-accounts at fair value	$2,727	$119,890	$93,491
Receivable from Protective Life Insurance Company	—	—	—
Total Assets	2,727	119,890	93,491
Liabilities
Payable to Protective Life Insurance Company	—	—	2
Net Assets	$2,727	$119,890	$93,489
Accumulation Period	$2,727	$119,890	$93,489
Annuity Period	—	—	—
Net Assets	$2,727	$119,890	$93,489
	Fidelity Equity Income SC2	Fidelity Investment Grade Bonds SC2	Fidelity Freedom Fund - 2015 Maturity SC2
Assets
Investment in sub-accounts at fair value	$9,782	$95,617	$996
Receivable from Protective Life Insurance Company	—	—	—
Total Assets	9,782	95,617	996
Liabilities
Payable to Protective Life Insurance Company	—	—	—
Net Assets	$9,782	$95,617	$996
Accumulation Period	$9,782	$95,617	$996
Annuity Period	—	—	—
Net Assets	$9,782	$95,617	$996

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Fidelity Freedom Fund - 2020 Maturity SC2	Franklin Flex Cap Growth Securities	Franklin Income Securities
Assets
Investment in sub-accounts at fair value	$1,670	$11,462	$150,679
Receivable from Protective Life Insurance Company	—	—	1
Total Assets	1,670	11,462	150,680
Liabilities
Payable to Protective Life Insurance Company	—	—	—
Net Assets	$1,670	$11,462	$150,680
Accumulation Period	$1,670	$11,462	$150,641
Annuity Period	—	—	39
Net Assets	$1,670	$11,462	$150,680
	Franklin Rising Dividend Securities	Franklin Small-Mid Cap Growth Securities	Franklin Small Cap Value Securities CL 2
Assets
Investment in sub-accounts at fair value	$185,418	$14,220	$31,288
Receivable from Protective Life Insurance Company	—	—	—
Total Assets	185,418	14,220	31,288
Liabilities
Payable to Protective Life Insurance Company	—	—	—
Net Assets	$185,418	$14,220	$31,288
Accumulation Period	$185,418	$14,220	$31,288
Annuity Period	—	—	—
Net Assets	$185,418	$14,220	$31,288

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Franklin US Government Fund	Templeton Growth Securities	Templeton Foreign Securities
Assets
Investment in sub-accounts at fair value	$270,673	$115,069	$93,795
Receivable from Protective Life Insurance Company	—	1	—
Total Assets	270,673	115,070	93,795
Liabilities
Payable to Protective Life Insurance Company	4	—	—
Net Assets	$270,669	$115,070	$93,795
Accumulation Period	$270,669	$115,048	$93,795
Annuity Period	—	22	—
Net Assets	$270,669	$115,070	$93,795
	Templeton Global Bond Securities Fund II	Mutual Shares Securities	American Asset Allocation Fund Class 2
Assets
Investment in sub-accounts at fair value	$130,435	$380,902	$56,603
Receivable from Protective Life Insurance Company	—	—	—
Total Assets	130,435	380,902	56,603
Liabilities
Payable to Protective Life Insurance Company	—	—	—
Net Assets	$130,435	$380,902	$56,603
Accumulation Period	$130,435	$380,867	$56,603
Annuity Period	—	35	—
Net Assets	$130,435	$380,902	$56,603

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Legg Mason ClearBridge Variable Mid Cap Core II	Legg Mason ClearBridge Variable Small Cap Growth II	PIMCO VIT Long-Term US Government Advisor
Assets
Investment in sub-accounts at fair value	$17,750	$2,110	$7,144
Receivable from Protective Life Insurance Company	—	—	—
Total Assets	17,750	2,110	7,144
Liabilities
Payable to Protective Life Insurance Company	—	—	—
Net Assets	$17,750	$2,110	$7,144
Accumulation Period	$17,750	$2,110	$7,144
Annuity Period	—	—	—
Net Assets	$17,750	$2,110	$7,144
	PIMCO VIT Low Duration Advisor	PIMCO VIT Real Return Advisor	PIMCO VIT Short-Term Advisor
Assets
Investment in sub-accounts at fair value	$41,155	$131,420	$27,213
Receivable from Protective Life Insurance Company	—	—	—
Total Assets	41,155	131,420	27,213
Liabilities
Payable to Protective Life Insurance Company	3	—	3
Net Assets	$41,152	$131,420	$27,210
Accumulation Period	$41,152	$131,420	$27,210
Annuity Period	—	—	—
Net Assets	$41,152	$131,420	$27,210

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF ASSETS AND LIABILITIES, CONTINUED
Year Ended December 31, 2011
(in thousands)

	PIMCO VIT Total Return Advisor	Royce Capital Fund Micro-Cap SC	Royce Capital Fund Small-Cap SC
Assets
Investment in sub-accounts at fair value	$429,279	$12,807	$68,884
Receivable from Protective Life Insurance Company	—	—	—
Total Assets	429,279	12,807	68,884
Liabilities
Payable to Protective Life Insurance Company	1	—	—
Net Assets	$429,278	$12,807	$68,884
Accumulation Period	$429,278	$12,807	$68,884
Annuity Period	—	—	—
Net Assets	$429,278	$12,807	$68,884

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS
Year Ended December 31, 2011
(in thousands)

	Goldman Sachs Large Cap Value	Goldman Sachs Strategic International Equity	Goldman Sachs Structured US Equity
Investment Income
Dividends	$950	$1,751	$666
Expense
Mortality and expense risk and administrative charges	963	592	541
Net investment income (loss)	(13)	1,159	125
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	1,009	(1,154)	1,263
Capital gain distribution	—	—	—
Net realized gain (loss) on investments	1,009	(1,154)	1,263
Net unrealized appreciation (depreciation) on investments during the period	(7,725)	(8,672)	(171)
Net realized and unrealized gain (loss) on investments	(6,716)	(9,826)	1,092
Net Increase (Decrease) in Net Assets resulting from Operations	$(6,729)	$(8,667)	$1,217
	Goldman Sachs Structured Small Cap Equity	Goldman Sachs Strategic Growth	Goldman Sachs Mid Cap Value
Investment Income
Dividends	$303	$202	$97
Expense
Mortality and expense risk and administrative charges	484	532	133
Net investment income (loss)	(181)	(330)	(36)
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	(36)	2,397	(341)
Capital gain distribution	—	—	—
Net realized gain (loss) on investments	(36)	2,397	(341)
Net unrealized appreciation (depreciation) on investments during the period	206	(3,718)	(557)
Net realized and unrealized gain (loss) on investments	170	(1,321)	(898)
Net Increase (Decrease) in Net Assets resulting from Operations	$(11)	$(1,651)	$(934)

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Goldman Sachs Strategic Growth SC	Goldman Sachs Large Cap Value Fund SC	Goldman Sachs Strategic International Equity SC
Investment Income
Dividends	$163	$1,407	$1,762
Expense
Mortality and expense risk and administrative charges	655	1,068	467
Net investment income (loss)	(492)	339	1,295
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	136	603	337
Capital gain distribution	—	—	—
Net realized gain (loss) on investments	136	603	337
Net unrealized appreciation (depreciation) on investments during the period	(2,266)	(10,119)	(10,495)
Net realized and unrealized gain (loss) on investments	(2,130)	(9,516)	(10,158)
Net Increase (Decrease) in Net Assets resulting from Operations	$(2,622)	$(9,177)	$(8,863)
	Goldman Sachs Structured Small Cap Equity SC	Goldman Sachs Structured US Equity SC	Goldman Sachs VIT Growth Opportunities SC
Investment Income
Dividends	$132	$12	$—
Expense
Mortality and expense risk and administrative charges	200	10	420
Net investment income (loss)	(68)	2	(420)
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	1,707	9	27
Capital gain distribution	—	—	957
Net realized gain (loss) on investments	1,707	9	984
Net unrealized appreciation (depreciation) on investments during the period	(1,551)	11	(2,596)
Net realized and unrealized gain (loss) on investments	156	20	(1,612)
Net Increase (Decrease) in Net Assets resulting from Operations	$88	$22	$(2,032)

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Goldman Sachs Mid Cap Value SC	Calvert VP SRI Balanced	MFS Growth Series IC
Investment Income
Dividends	$247	$26	$10
Expense
Mortality and expense risk and administrative charges	329	30	74
Net investment income (loss)	(82)	(4)	(64)
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	3	(117)	143
Capital gain distribution	—	—	—
Net realized gain (loss) on investments	3	(117)	143
Net unrealized appreciation (depreciation) on investments during the period	(2,601)	201	(154)
Net realized and unrealized gain (loss) on investments	(2,598)	84	(11)
Net Increase (Decrease) in Net Assets resulting from Operations	$(2,680)	$80	$(75)
	MFS Research IC	MFS Investors Trust IC	MFS Total Return IC
Investment Income
Dividends	$70	$95	$1,055
Expense
Mortality and expense risk and administrative charges	113	143	529
Net investment income (loss)	(43)	(48)	526
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	113	97	550
Capital gain distribution	—	—	—
Net realized gain (loss) on investments	113	97	550
Net unrealized appreciation (depreciation) on investments during the period	(211)	(371)	(803)
Net realized and unrealized gain (loss) on investments	(98)	(274)	(253)
Net Increase (Decrease) in Net Assets resulting from Operations	$(141)	$(322)	$273

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	MFS New Discovery IC	MFS Utilities IC	MFS Investors Growth Stock IC
Investment Income
Dividends	$—	$197	$15
Expense
Mortality and expense risk and administrative charges	48	84	39
Net investment income (loss)	(48)	113	(24)
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	81	136	(104)
Capital gain distribution	422	—	—
Net realized gain (loss) on investments	503	136	(104)
Net unrealized appreciation (depreciation) on investments during the period	(824)	76	116
Net realized and unrealized gain (loss) on investments	(321)	212	12
Net Increase (Decrease) in Net Assets resulting from Operations	$(369)	$325	$(12)
	MFS Growth Series SC	MFS Research SC	MFS Investors Trust SC
Investment Income
Dividends	$2	$19	$230
Expense
Mortality and expense risk and administrative charges	94	31	329
Net investment income (loss)	(92)	(12)	(99)
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	77	30	39
Capital gain distribution	—	—	—
Net realized gain (loss) on investments	77	30	39
Net unrealized appreciation (depreciation) on investments during the period	(56)	(55)	(1,175)
Net realized and unrealized gain (loss) on investments	21	(25)	(1,136)
Net Increase (Decrease) in Net Assets resulting from Operations	$(71)	$(37)	$(1,235)

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	MFS Total Return SC	MFS New Discovery SC	MFS Utilities SC
Investment Income
Dividends	$1,970	$—	$910
Expense
Mortality and expense risk and administrative charges	807	562	329
Net investment income (loss)	1,163	(562)	581
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	(16)	1,552	22
Capital gain distribution	—	6,700	—
Net realized gain (loss) on investments	(16)	8,252	22
Net unrealized appreciation (depreciation) on investments during the period	(713)	(14,557)	747
Net realized and unrealized gain (loss) on investments	(729)	(6,305)	769
Net Increase (Decrease) in Net Assets resulting from Operations	$434	$(6,867)	$1,350
	MFS Investors Growth Stock SC	MFS VIT Research Bond SC	MFS VIT Value SC
Investment Income
Dividends	$166	$5,798	$1,664
Expense
Mortality and expense risk and administrative charges	536	2,218	1,299
Net investment income (loss)	(370)	3,580	365
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	2,745	48	126
Capital gain distribution	—	2,582	529
Net realized gain (loss) on investments	2,745	2,630	655
Net unrealized appreciation (depreciation) on investments during the period	(2,576)	4,000	(3,396)
Net realized and unrealized gain (loss) on investments	169	6,630	(2,741)
Net Increase (Decrease) in Net Assets resulting from Operations	$(201)	$10,210	$(2,376)

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Oppenheimer Money Fund/VA	Oppenheimer Small & Mid Cap Fund/VA	Oppenheimer Capital Appreciation Fund/VA
Investment Income
Dividends	$6	$—	$44
Expense
Mortality and expense risk and administrative charges	753	47	152
Net investment income (loss)	(747)	(47)	(108)
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	—	(49)	114
Capital gain distribution	—	—	—
Net realized gain (loss) on investments	—	(49)	114
Net unrealized appreciation (depreciation) on investments during the period	—	114	(245)
Net realized and unrealized gain (loss) on investments	—	65	(131)
Net Increase (Decrease) in Net Assets resulting from Operations	$(747)	$18	$(239)
	Oppenheimer Main Street Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Global Securites Fund/VA
Investment Income
Dividends	$122	$921	$182
Expense
Mortality and expense risk and administrative charges	186	361	181
Net investment income (loss)	(64)	560	1
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	(142)	783	223
Capital gain distribution	—	354	—
Net realized gain (loss) on investments	(142)	1,137	223
Net unrealized appreciation (depreciation) on investments during the period	13	(1,704)	(1,494)
Net realized and unrealized gain (loss) on investments	(129)	(567)	(1,271)
Net Increase (Decrease) in Net Assets resulting from Operations	$(193)	$(7)	$(1,270)

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Oppenheimer High Income Fund/VA	Oppenheimer Small & Mid Cap Fund/VA SC	Oppenheimer Capital Appreciation Fund/VA SC
Investment Income
Dividends	$147	$—	$37
Expense
Mortality and expense risk and administrative charges	20	11	292
Net investment income (loss)	127	(11)	(255)
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	(500)	57	1,000
Capital gain distribution	—	—	—
Net realized gain (loss) on investments	(500)	57	1,000
Net unrealized appreciation (depreciation) on investments during the period	318	(35)	(1,433)
Net realized and unrealized gain (loss) on investments	(182)	22	(433)
Net Increase (Decrease) in Net Assets resulting from Operations	$(55)	$11	$(688)
	Oppenheimer Main Street Fund/VA SC	Oppenheimer Global Strategic Income Fund/VA SC	Oppenheimer Global Securites Fund/VA SC
Investment Income
Dividends	$43	$5,225	$1,352
Expense
Mortality and expense risk and administrative charges	94	2,231	1,786
Net investment income (loss)	(51)	2,994	(434)
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	61	342	102
Capital gain distribution	—	2,274	—
Net realized gain (loss) on investments	61	2,616	102
Net unrealized appreciation (depreciation) on investments during the period	(112)	(7,940)	(18,838)
Net realized and unrealized gain (loss) on investments	(51)	(5,324)	(18,736)
Net Increase (Decrease) in Net Assets resulting from Operations	$(102)	$(2,330)	$(19,170)

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Oppenheimer High Income Fund/VA SC	Van Eck Global Hard Asset	Invesco Van Kampen VI Capital Growth
Investment Income
Dividends	$192	$5	$—
Expense
Mortality and expense risk and administrative charges	20	6	98
Net investment income (loss)	172	(1)	(98)
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	(437)	24	(407)
Capital gain distribution	—	5	—
Net realized gain (loss) on investments	(437)	29	(407)
Net unrealized appreciation (depreciation) on investments during the period	232	(93)	(20)
Net realized and unrealized gain (loss) on investments	(205)	(64)	(427)
Net Increase (Decrease) in Net Assets resulting from Operations	$(33)	$(65)	$(525)
	Invesco Van Kampen VI Comstock	Invesco Van Kampen VI Growth & Income	Invesco Van Kampen VI Mid-Cap Growth II
Investment Income
Dividends	$799	$627	$—
Expense
Mortality and expense risk and administrative charges	581	638	334
Net investment income (loss)	218	(11)	(334)
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	519	1,778	531
Capital gain distribution	—	—	—
Net realized gain (loss) on investments	519	1,778	531
Net unrealized appreciation (depreciation) on investments during the period	(2,064)	(3,339)	(3,232)
Net realized and unrealized gain (loss) on investments	(1,545)	(1,561)	(2,701)
Net Increase (Decrease) in Net Assets resulting from Operations	$(1,327)	$(1,572)	$(3,035)

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Invesco Van Kampen VI Equity and Income II	Invesco Van Kampen VI Government II	Invesco Van Kampen VI Capital Growth II
Investment Income
Dividends	$2,314	$5,175	$—
Expense
Mortality and expense risk and administrative charges	1,359	340	46
Net investment income (loss)	955	4,835	(46)
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	912	(2,427)	252
Capital gain distribution	—	—	—
Net realized gain (loss) on investments	912	(2,427)	252
Net unrealized appreciation (depreciation) on investments during the period	(5,160)	(1,447)	(490)
Net realized and unrealized gain (loss) on investments	(4,248)	(3,874)	(238)
Net Increase (Decrease) in Net Assets resulting from Operations	$(3,293)	$961	$(284)
	Invesco Van Kampen VI Comstock II	Invesco Van Kampen VI Growth & Income II	Invesco Van Kampen VI Global Tactical Asset Alloc II
Investment Income
Dividends	$1,847	$2,627	$16
Expense
Mortality and expense risk and administrative charges	1,425	2,363	15
Net investment income (loss)	422	264	1
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	(1,172)	1,061	(477)
Capital gain distribution	—	—	768
Net realized gain (loss) on investments	(1,172)	1,061	291
Net unrealized appreciation (depreciation) on investments during the period	(3,813)	(8,806)	(185)
Net realized and unrealized gain (loss) on investments	(4,985)	(7,745)	106
Net Increase (Decrease) in Net Assets resulting from Operations	$(4,563)	$(7,481)	$107

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Invesco Van Kampen VI International Growth Equity II	Invesco Van Kampen VI Mid Cap Value II	Invesco VI Balanced Risk Allocation II
Investment Income
Dividends	$212	$11	$—
Expense
Mortality and expense risk and administrative charges	20	19	44
Net investment income (loss)	192	(8)	(44)
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	1,385	(13)	11
Capital gain distribution	—	—	—
Net realized gain (loss) on investments	1,385	(13)	11
Net unrealized appreciation (depreciation) on investments during the period	(1,024)	18	351
Net realized and unrealized gain (loss) on investments	361	5	362
Net Increase (Decrease) in Net Assets resulting from Operations	$553	$(3)	$318
	Invesco VI Government Securities II	Invesco VI International Growth II	UIF Global Real Estate II
Investment Income
Dividends	$—	$—	$188
Expense
Mortality and expense risk and administrative charges	694	39	73
Net investment income (loss)	(694)	(39)	115
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	857	(50)	(14)
Capital gain distribution	—	—	—
Net realized gain (loss) on investments	857	(50)	(14)
Net unrealized appreciation (depreciation) on investments during the period	6,994	(921)	(885)
Net realized and unrealized gain (loss) on investments	7,851	(971)	(899)
Net Increase (Decrease) in Net Assets resulting from Operations	$7,157	$(1,010)	$(784)

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Lord Abbett Growth & Income	Lord Abbett Bond Debenture	Lord Abbett Mid Cap Value
Investment Income
Dividends	$914	$16,699	$192
Expense
Mortality and expense risk and administrative charges	1,336	2,889	948
Net investment income (loss)	(422)	13,810	(756)
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	145	959	1,392
Capital gain distribution	—	2,086	—
Net realized gain (loss) on investments	145	3,045	1,392
Net unrealized appreciation (depreciation) on investments during the period	(8,677)	(9,758)	(4,799)
Net realized and unrealized gain (loss) on investments	(8,532)	(6,713)	(3,407)
Net Increase (Decrease) in Net Assets resulting from Operations	$(8,954)	$7,097	$(4,163)
	Lord Abbett Growth Opportunities	Lord Abbett Capital Structure	Lord Abbett International Opportunities
Investment Income
Dividends	$—	$1,389	$274
Expense
Mortality and expense risk and administrative charges	260	489	258
Net investment income (loss)	(260)	900	16
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	1,491	(325)	301
Capital gain distribution	6,159	—	—
Net realized gain (loss) on investments	7,650	(325)	301
Net unrealized appreciation (depreciation) on investments during the period	(10,299)	(879)	(5,141)
Net realized and unrealized gain (loss) on investments	(2,649)	(1,204)	(4,840)
Net Increase (Decrease) in Net Assets resulting from Operations	$(2,909)	$(304)	$(4,824)

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Lord Abbett Classic Stock	Lord Abbett Series Fundamental Equity VC	Fidelity Index 500 Portfolio SC2
Investment Income
Dividends	$74	$145	$614
Expense
Mortality and expense risk and administrative charges	103	599	351
Net investment income (loss)	(29)	(454)	263
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	66	35	(214)
Capital gain distribution	—	2,356	706
Net realized gain (loss) on investments	66	2,391	492
Net unrealized appreciation (depreciation) on investments during the period	(922)	(5,220)	(343)
Net realized and unrealized gain (loss) on investments	(856)	(2,829)	149
Net Increase (Decrease) in Net Assets resulting from Operations	$(885)	$(3,283)	$412
	Fidelity Growth Portfolio SC2	Fidelity Contrafund Portfolio SC2	Fidelity Mid Cap SC2
Investment Income
Dividends	$4	$991	$22
Expense
Mortality and expense risk and administrative charges	30	1,159	871
Net investment income (loss)	(26)	(168)	(849)
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	119	2,374	633
Capital gain distribution	10	—	175
Net realized gain (loss) on investments	129	2,374	808
Net unrealized appreciation (depreciation) on investments during the period	(106)	(6,713)	(10,379)
Net realized and unrealized gain (loss) on investments	23	(4,339)	(9,571)
Net Increase (Decrease) in Net Assets resulting from Operations	$(3)	$(4,507)	$(10,420)

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
Year Ended December 31, 2011
(in thousands)
	Fidelity Equity Income SC2	Fidelity Investment Grade Bonds SC2	Fidelity Freedom Fund - 2015 Maturity SC2
Investment Income
Dividends	$233	$2,864	$19
Expense
Mortality and expense risk and administrative charges	106	945	12
Net investment income (loss)	127	1,919	7
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	200	198	4
Capital gain distribution	—	2,194	5
Net realized gain (loss) on investments	200	2,392	9
Net unrealized appreciation (depreciation) on investments during the period	(348)	517	(31)
Net realized and unrealized gain (loss) on investments	(148)	2,909	(22)
Net Increase (Decrease) in Net Assets resulting from Operations	$(21)	$4,828	$(15)
	Fidelity Freedom Fund - 2020 Maturity SC2	Franklin Flex Cap Growth Securities	Franklin Income Securities
Investment Income
Dividends	$33	$—	$8,062
Expense
Mortality and expense risk and administrative charges	20	113	1,417
Net investment income (loss)	13	(113)	6,645
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	14	147	1,197
Capital gain distribution	6	—	—
Net realized gain (loss) on investments	20	147	1,197
Net unrealized appreciation (depreciation) on investments during the period	(70)	(716)	(6,108)
Net realized and unrealized gain (loss) on investments	(50)	(569)	(4,911)
Net Increase (Decrease) in Net Assets resulting from Operations	$(37)	$(682)	$1,734

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Franklin Rising Dividend Securities	Franklin Small-Mid Cap Growth Securities	Franklin Small Cap Value Securities CL 2
Investment Income
Dividends	$2,397	$—	$149
Expense
Mortality and expense risk and administrative charges	1,642	153	252
Net investment income (loss)	755	(153)	(103)
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	2,642	117	46
Capital gain distribution	—	—	—
Net realized gain (loss) on investments	2,642	117	46
Net unrealized appreciation (depreciation) on investments during the period	4,717	(854)	(755)
Net realized and unrealized gain (loss) on investments	7,359	(737)	(709)
Net Increase (Decrease) in Net Assets resulting from Operations	$8,114	$(890)	$(812)
	Franklin US Government Fund	Templeton Growth Securities	Templeton Foreign Securities
Investment Income
Dividends	$7,008	$1,285	$1,536
Expense
Mortality and expense risk and administrative charges	2,423	995	886
Net investment income (loss)	4,585	290	650
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	161	(510)	743
Capital gain distribution	—	—	—
Net realized gain (loss) on investments	161	(510)	743
Net unrealized appreciation (depreciation) on investments during the period	5,349	(8,782)	(12,719)
Net realized and unrealized gain (loss) on investments	5,510	(9,292)	(11,976)
Net Increase (Decrease) in Net Assets resulting from Operations	$10,095	$(9,002)	$(11,326)

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Templeton Global Bond Securities Fund II	Mutual Shares Securities	American Asset Allocation Fund Class 2
Investment Income
Dividends	$5,734	$8,070	$1,063
Expense
Mortality and expense risk and administrative charges	1,229	3,306	499
Net investment income (loss)	4,505	4,764	564
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	29	1,625	282
Capital gain distribution	667	—	—
Net realized gain (loss) on investments	696	1,625	282
Net unrealized appreciation (depreciation) on investments during the period	(8,724)	(13,985)	(720)
Net realized and unrealized gain (loss) on investments	(8,028)	(12,360)	(438)
Net Increase (Decrease) in Net Assets resulting from Operations	$(3,523)	$(7,596)	$126
	Legg Mason ClearBridge Variable Mid Cap Core II	Legg Mason ClearBridge Variable Small Cap Growth II	PIMCO VIT Long-Term US Government Advisor
Investment Income
Dividends	$—	$—	$112
Expense
Mortality and expense risk and administrative charges	151	19	57
Net investment income (loss)	(151)	(19)	55
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	18	9	3
Capital gain distribution	—	—	135
Net realized gain (loss) on investments	18	9	138
Net unrealized appreciation (depreciation) on investments during the period	(624)	(54)	924
Net realized and unrealized gain (loss) on investments	(606)	(45)	1,062
Net Increase (Decrease) in Net Assets resulting from Operations	$(757)	$(64)	$1,117

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF OPERATIONS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	PIMCO VIT Low Duration Advisor	PIMCO VIT Real Return Advisor	PIMCO VIT Short-Term Advisor
Investment Income
Dividends	$459	$1,685	$182
Expense
Mortality and expense risk and administrative charges	379	1,113	270
Net investment income (loss)	80	572	(88)
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	3	89	(3)
Capital gain distribution	—	3,687	41
Net realized gain (loss) on investments	3	3,776	38
Net unrealized appreciation (depreciation) on investments during the period	(289)	4,197	(160)
Net realized and unrealized gain (loss) on investments	(286)	7,973	(122)
Net Increase (Decrease) in Net Assets resulting from Operations	$(206)	$8,545	$(210)
	PIMCO VIT Total Return Advisor	Royce Capital Fund Micro-Cap SC	Royce Capital Fund Small-Cap SC
Investment Income
Dividends	$8,045	$329	$204
Expense
Mortality and expense risk and administrative charges	3,666	110	592
Net investment income (loss)	4,379	219	(388)
Net Realized and Unrealized Gains on Investments
Net realized gain (loss) from redemption of investment shares	13	6	17
Capital gain distribution	6,001	—	—
Net realized gain (loss) on investments	6,014	6	17
Net unrealized appreciation (depreciation) on investments during the period	(4,230)	(1,723)	(2,412)
Net realized and unrealized gain (loss) on investments	1,784	(1,717)	(2,395)
Net Increase (Decrease) in Net Assets resulting from Operations	$6,163	$(1,498)	$(2,783)

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
Year Ended December 31, 2011
(in thousands)

	Goldman Sachs Large Cap Value	Goldman Sachs Strategic International Equity	Goldman Sachs Structured US Equity
From Operations
Net investment income (loss)	$(13)	$1,159	$125
Net realized gain (loss) on investments	1,009	(1,154)	1,263
Net unrealized appreciation (depreciation) of investments during the period	(7,725)	(8,672)	(171)
Net increase (decrease) in net assets resulting from operations	(6,729)	(8,667)	1,217
From Variable Annuity Contract Transactions
Contractowners' net payments	503	199	277
Contract maintenance fees	(134)	(184)	(35)
Surrenders	(11,051)	(6,229)	(5,045)
Death benefits	(2,303)	(880)	(1,285)
Transfer (to) from other portfolios	(4,260)	(1,614)	(1,903)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(17,245)	(8,708)	(7,991)
Total increase (decrease) in net assets	(23,974)	(17,375)	(6,774)
Net Assets
Beginning of Year	95,354	62,541	44,113
End of Year	$71,380	$45,166	$37,339
	Goldman Sachs Structured Small Cap Equity	Goldman Sachs Strategic Growth	Goldman Sachs Mid Cap Value
From Operations
Net investment income (loss)	$(181)	$(330)	$(36)
Net realized gain (loss) on investments	(36)	2,397	(341)
Net unrealized appreciation (depreciation) of investments during the period	206	(3,718)	(557)
Net increase (decrease) in net assets resulting from operations	(11)	(1,651)	(934)
From Variable Annuity Contract Transactions
Contractowners' net payments	114	187	13
Contract maintenance fees	(83)	(93)	(16)
Surrenders	(5,286)	(6,193)	(1,835)
Death benefits	(919)	(1,077)	(214)
Transfer (to) from other portfolios	(3,150)	(1,485)	(756)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(9,324)	(8,661)	(2,808)
Total increase (decrease) in net assets	(9,335)	(10,312)	(3,742)
Net Assets
Beginning of Year	45,185	52,655	15,415
End of Year	$35,850	$42,343	$11,673

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Goldman Sachs Strategic Growth SC	Goldman Sachs Large Cap Value Fund SC	Goldman Sachs Strategic International Equity SC
From Operations
Net investment income (loss)	$(492)	$339	$1,295
Net realized gain (loss) on investments	136	603	337
Net unrealized appreciation (depreciation) of investments during the period	(2,266)	(10,119)	(10,495)
Net increase (decrease) in net assets resulting from operations	(2,622)	(9,177)	(8,863)
From Variable Annuity Contract Transactions
Contractowners' net payments	23,472	30,011	2,629
Contract maintenance fees	(435)	(962)	(501)
Surrenders	(1,596)	(4,212)	(2,871)
Death benefits	(304)	(869)	(443)
Transfer (to) from other portfolios	19,077	24,842	3,348
Net increase (decrease) in net assets resulting from variable annuity contract transactions	40,214	48,810	2,162
Total increase (decrease) in net assets	37,592	39,633	(6,701)
Net Assets
Beginning of Year	34,837	88,482	56,109
End of Year	$72,429	$128,115	$49,408
	Goldman Sachs Structured Small Cap Equity SC	Goldman Sachs Structured US Equity SC	Goldman Sachs VIT Growth Opportunities SC
From Operations
Net investment income (loss)	$(68)	$2	$(420)
Net realized gain (loss) on investments	1,707	9	984
Net unrealized appreciation (depreciation) of investments during the period	(1,551)	11	(2,596)
Net increase (decrease) in net assets resulting from operations	88	22	(2,032)
From Variable Annuity Contract Transactions
Contractowners' net payments	204	1	16,164
Contract maintenance fees	(224)	(7)	(298)
Surrenders	(1,313)	(9)	(1,005)
Death benefits	(205)	—	(246)
Transfer (to) from other portfolios	(2,401)	(48)	25,417
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(3,939)	(63)	40,032
Total increase (decrease) in net assets	(3,851)	(41)	38,000
Net Assets
Beginning of Year	26,462	827	17,346
End of Year	$22,611	$786	$55,346

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Goldman Sachs Mid Cap Value SC	Calvert VP SRI Balanced	MFS Growth Series IC
From Operations
Net investment income (loss)	$(82)	$(4)	$(64)
Net realized gain (loss) on investments	3	(117)	143
Net unrealized appreciation (depreciation) of investments during the period	(2,601)	201	(154)
Net increase (decrease) in net assets resulting from operations	(2,680)	80	(75)
From Variable Annuity Contract Transactions
Contractowners' net payments	18,995	—	81
Contract maintenance fees	(230)	(2)	(6)
Surrenders	(603)	(347)	(561)
Death benefits	(185)	(28)	(181)
Transfer (to) from other portfolios	15,386	(190)	(46)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	33,363	(567)	(713)
Total increase (decrease) in net assets	30,683	(487)	(788)
Net Assets
Beginning of Year	11,820	2,435	5,745
End of Year	$42,503	$1,948	$4,957
	MFS Research IC	MFS Investors Trust IC	MFS Total Return IC
From Operations
Net investment income (loss)	$(43)	$(48)	$526
Net realized gain (loss) on investments	113	97	550
Net unrealized appreciation (depreciation) of investments during the period	(211)	(371)	(803)
Net increase (decrease) in net assets resulting from operations	(141)	(322)	273
From Variable Annuity Contract Transactions
Contractowners' net payments	66	58	77
Contract maintenance fees	(8)	(8)	(20)
Surrenders	(868)	(1,598)	(6,454)
Death benefits	(243)	(531)	(1,157)
Transfer (to) from other portfolios	(95)	(474)	(1,207)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(1,148)	(2,553)	(8,761)
Total increase (decrease) in net assets	(1,289)	(2,875)	(8,488)
Net Assets
Beginning of Year	8,787	11,833	46,005
End of Year	$7,498	$8,958	$37,517

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	MFS New Discovery IC	MFS Utilities IC	MFS Investors Growth Stock IC
From Operations
Net investment income (loss)	$(48)	$113	$(24)
Net realized gain (loss) on investments	503	136	(104)
Net unrealized appreciation (depreciation) of investments during the period	(824)	76	116
Net increase (decrease) in net assets resulting from operations	(369)	325	(12)
From Variable Annuity Contract Transactions
Contractowners' net payments	4	6	3
Contract maintenance fees	(2)	(3)	(2)
Surrenders	(430)	(855)	(358)
Death benefits	(28)	(150)	(62)
Transfer (to) from other portfolios	116	119	(81)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(340)	(883)	(500)
Total increase (decrease) in net assets	(709)	(558)	(512)
Net Assets
Beginning of Year	3,647	6,398	3,124
End of Year	$2,938	$5,840	$2,612
	MFS Growth Series SC	MFS Research SC	MFS Investors Trust SC
From Operations
Net investment income (loss)	$(92)	$(12)	$(99)
Net realized gain (loss) on investments	77	30	39
Net unrealized appreciation (depreciation) of investments during the period	(56)	(55)	(1,175)
Net increase (decrease) in net assets resulting from operations	(71)	(37)	(1,235)
From Variable Annuity Contract Transactions
Contractowners' net payments	5,416	510	13,036
Contract maintenance fees	(48)	(11)	(217)
Surrenders	(404)	(204)	(1,113)
Death benefits	(56)	(85)	(138)
Transfer (to) from other portfolios	4,502	385	8,783
Net increase (decrease) in net assets resulting from variable annuity contract transactions	9,410	595	20,351
Total increase (decrease) in net assets	9,339	558	19,116
Net Assets
Beginning of Year	6,377	2,721	17,655
End of Year	$15,716	$3,279	$36,771

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	MFS Total Return SC	MFS New Discovery SC	MFS Utilities SC
From Operations
Net investment income (loss)	$1,163	$(562)	$581
Net realized gain (loss) on investments	(16)	8,252	22
Net unrealized appreciation (depreciation) of investments during the period	(713)	(14,557)	747
Net increase (decrease) in net assets resulting from operations	434	(6,867)	1,350
From Variable Annuity Contract Transactions
Contractowners' net payments	5,787	16,752	7,289
Contract maintenance fees	(287)	(425)	(170)
Surrenders	(7,915)	(1,976)	(1,404)
Death benefits	(1,481)	(454)	(260)
Transfer (to) from other portfolios	1,778	10,201	4,127
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(2,118)	24,098	9,582
Total increase (decrease) in net assets	(1,684)	17,231	10,932
Net Assets
Beginning of Year	81,959	41,808	23,103
End of Year	$80,275	$59,039	$34,035
	MFS Investors Growth Stock SC	MFS VIT Research Bond SC	MFS VIT Value SC
From Operations
Net investment income (loss)	$(370)	$3,580	$365
Net realized gain (loss) on investments	2,745	2,630	655
Net unrealized appreciation (depreciation) of investments during the period	(2,576)	4,000	(3,396)
Net increase (decrease) in net assets resulting from operations	(201)	10,210	(2,376)
From Variable Annuity Contract Transactions
Contractowners' net payments	2,539	71,489	41,827
Contract maintenance fees	(559)	(1,607)	(922)
Surrenders	(4,086)	(6,159)	(3,155)
Death benefits	(599)	(1,466)	(771)
Transfer (to) from other portfolios	(3,793)	88,087	56,894
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(6,498)	150,344	93,873
Total increase (decrease) in net assets	(6,699)	160,554	91,497
Net Assets
Beginning of Year	65,193	115,145	71,364
End of Year	$58,494	$275,699	$162,861

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Oppenheimer Money Fund/VA	Oppenheimer Small & Mid Cap Fund/VA	Oppenheimer Capital Appreciation Fund/VA
From Operations
Net investment income (loss)	$(747)	$(47)	$(108)
Net realized gain (loss) on investments	—	(49)	114
Net unrealized appreciation (depreciation) of investments during the period	—	114	(245)
Net increase (decrease) in net assets resulting from operations	(747)	18	(239)
From Variable Annuity Contract Transactions
Contractowners' net payments	21,510	16	60
Contract maintenance fees	(352)	(4)	(10)
Surrenders	(27,673)	(362)	(1,500)
Death benefits	(2,869)	(87)	(235)
Transfer (to) from other portfolios	37,124	(70)	(611)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	27,740	(507)	(2,296)
Total increase (decrease) in net assets	26,993	(489)	(2,535)
Net Assets
Beginning of Year	48,336	3,367	12,572
End of Year	$75,329	$2,878	$10,037
	Oppenheimer Main Street Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Global Securites Fund/VA
From Operations
Net investment income (loss)	$(64)	$560	$1
Net realized gain (loss) on investments	(142)	1,137	223
Net unrealized appreciation (depreciation) of investments during the period	13	(1,704)	(1,494)
Net increase (decrease) in net assets resulting from operations	(193)	(7)	(1,270)
From Variable Annuity Contract Transactions
Contractowners' net payments	81	75	26
Contract maintenance fees	(10)	(15)	(6)
Surrenders	(1,852)	(4,640)	(1,727)
Death benefits	(443)	(1,103)	(183)
Transfer (to) from other portfolios	(617)	(1,308)	(260)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(2,841)	(6,991)	(2,150)
Total increase (decrease) in net assets	(3,034)	(6,998)	(3,420)
Net Assets
Beginning of Year	15,501	29,884	15,359
End of Year	$12,467	$22,886	$11,939

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Oppenheimer High Income Fund/VA	Oppenheimer Small & Mid Cap Fund/VA SC	Oppenheimer Capital Appreciation Fund/VA SC
From Operations
Net investment income (loss)	$127	$(11)	$(255)
Net realized gain (loss) on investments	(500)	57	1,000
Net unrealized appreciation (depreciation) of investments during the period	318	(35)	(1,433)
Net increase (decrease) in net assets resulting from operations	(55)	11	(688)
From Variable Annuity Contract Transactions
Contractowners' net payments	2	6	1,371
Contract maintenance fees	(1)	(5)	(279)
Surrenders	(201)	(133)	(2,137)
Death benefits	(53)	(11)	(319)
Transfer (to) from other portfolios	(46)	(15)	(905)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(299)	(158)	(2,269)
Total increase (decrease) in net assets	(354)	(147)	(2,957)
Net Assets
Beginning of Year	1,692	1,098	35,135
End of Year	$1,338	$951	$32,178
	Oppenheimer Main Street Fund/VA SC	Oppenheimer Global Strategic Income Fund/VA SC	Oppenheimer Global Securites Fund/VA SC
From Operations
Net investment income (loss)	$(51)	$2,994	$(434)
Net realized gain (loss) on investments	61	2,616	102
Net unrealized appreciation (depreciation) of investments during the period	(112)	(7,940)	(18,838)
Net increase (decrease) in net assets resulting from operations	(102)	(2,330)	(19,170)
From Variable Annuity Contract Transactions
Contractowners' net payments	1,996	48,559	53,859
Contract maintenance fees	(48)	(1,669)	(1,146)
Surrenders	(762)	(10,695)	(6,378)
Death benefits	(22)	(1,823)	(1,318)
Transfer (to) from other portfolios	837	43,760	64,691
Net increase (decrease) in net assets resulting from variable annuity contract transactions	2,001	78,132	109,708
Total increase (decrease) in net assets	1,899	75,802	90,538
Net Assets
Beginning of Year	7,180	168,404	115,021
End of Year	$9,079	$244,206	$205,559

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Oppenheimer High Income Fund/VA SC	Van Eck Global Hard Asset	Invesco Van Kampen VI Capital Growth
From Operations
Net investment income (loss)	$172	$(1)	$(98)
Net realized gain (loss) on investments	(437)	29	(407)
Net unrealized appreciation (depreciation) of investments during the period	232	(93)	(20)
Net increase (decrease) in net assets resulting from operations	(33)	(65)	(525)
From Variable Annuity Contract Transactions
Contractowners' net payments	15	—	20
Contract maintenance fees	(6)	—	(5)
Surrenders	(429)	(16)	(1,157)
Death benefits	(25)	—	(133)
Transfer (to) from other portfolios	(174)	(28)	(446)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(619)	(44)	(1,721)
Total increase (decrease) in net assets	(652)	(109)	(2,246)
Net Assets
Beginning of Year	2,207	413	8,845
End of Year	$1,555	$304	$6,599
	Invesco Van Kampen VI Comstock	Invesco Van Kampen VI Growth & Income	Invesco Van Kampen VI Mid-Cap Growth II
From Operations
Net investment income (loss)	$218	$(11)	$(334)
Net realized gain (loss) on investments	519	1,778	531
Net unrealized appreciation (depreciation) of investments during the period	(2,064)	(3,339)	(3,232)
Net increase (decrease) in net assets resulting from operations	(1,327)	(1,572)	(3,035)
From Variable Annuity Contract Transactions
Contractowners' net payments	153	94	1,660
Contract maintenance fees	(24)	(24)	(198)
Surrenders	(6,821)	(7,200)	(1,229)
Death benefits	(998)	(1,100)	(294)
Transfer (to) from other portfolios	(2,116)	(2,154)	(479)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(9,806)	(10,384)	(540)
Total increase (decrease) in net assets	(11,133)	(11,956)	(3,575)
Net Assets
Beginning of Year	52,709	57,789	32,256
End of Year	$41,576	$45,833	$28,681

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Invesco Van Kampen VI Equity and Income II	Invesco Van Kampen VI Government II	Invesco Van Kampen VI Capital Growth II
From Operations
Net investment income (loss)	$955	$4,835	$(46)
Net realized gain (loss) on investments	912	(2,427)	252
Net unrealized appreciation (depreciation) of investments during the period	(5,160)	(1,447)	(490)
Net increase (decrease) in net assets resulting from operations	(3,293)	961	(284)
From Variable Annuity Contract Transactions
Contractowners' net payments	20,642	695	4
Contract maintenance fees	(519)	(257)	(12)
Surrenders	(12,654)	(2,997)	(693)
Death benefits	(1,581)	(665)	(12)
Transfer (to) from other portfolios	13,144	(119,068)	(104)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	19,032	(122,292)	(817)
Total increase (decrease) in net assets	15,739	(121,331)	(1,101)
Net Assets
Beginning of Year	126,004	121,331	4,957
End of Year	$141,743	$—	$3,856
	Invesco Van Kampen VI Comstock II	Invesco Van Kampen VI Growth & Income II	Invesco Van Kampen VI Global Tactical Asset Alloc II
From Operations
Net investment income (loss)	$422	$264	$1
Net realized gain (loss) on investments	(1,172)	1,061	291
Net unrealized appreciation (depreciation) of investments during the period	(3,813)	(8,806)	(185)
Net increase (decrease) in net assets resulting from operations	(4,563)	(7,481)	107
From Variable Annuity Contract Transactions
Contractowners' net payments	21,515	64,864	494
Contract maintenance fees	(637)	(1,523)	(8)
Surrenders	(12,347)	(11,290)	(70)
Death benefits	(2,137)	(2,160)	(104)
Transfer (to) from other portfolios	22,816	56,371	(3,328)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	29,210	106,262	(3,016)
Total increase (decrease) in net assets	24,647	98,781	(2,909)
Net Assets
Beginning of Year	132,160	173,470	2,909
End of Year	$156,807	$272,251	$—

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Invesco Van Kampen VI International Growth Equity II	Invesco Van Kampen VI Mid Cap Value II	Invesco VI Balanced Risk Allocation II
From Operations
Net investment income (loss)	$192	$(8)	$(44)
Net realized gain (loss) on investments	1,385	(13)	11
Net unrealized appreciation (depreciation) of investments during the period	(1,024)	18	351
Net increase (decrease) in net assets resulting from operations	553	(3)	318
From Variable Annuity Contract Transactions
Contractowners' net payments	24	798	962
Contract maintenance fees	(7)	(9)	(22)
Surrenders	(148)	(54)	(83)
Death benefits	(10)	—	(19)
Transfer (to) from other portfolios	(6,647)	731	5,254
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(6,788)	1,466	6,092
Total increase (decrease) in net assets	(6,235)	1,463	6,410
Net Assets
Beginning of Year	6,235	708	—
End of Year	$—	$2,171	$6,410
	Invesco VI Government Securities II	Invesco VI International Growth II	UIF Global Real Estate II
From Operations
Net investment income (loss)	$(694)	$(39)	$115
Net realized gain (loss) on investments	857	(50)	(14)
Net unrealized appreciation (depreciation) of investments during the period	6,994	(921)	(885)
Net increase (decrease) in net assets resulting from operations	7,157	(1,010)	(784)
From Variable Annuity Contract Transactions
Contractowners' net payments	740	19	2,382
Contract maintenance fees	(579)	(16)	(40)
Surrenders	(7,634)	(284)	(266)
Death benefits	(846)	(12)	(24)
Transfer (to) from other portfolios	114,061	6,656	2,381
Net increase (decrease) in net assets resulting from variable annuity contract transactions	105,742	6,363	4,433
Total increase (decrease) in net assets	112,899	5,353	3,649
Net Assets
Beginning of Year	—	—	3,662
End of Year	$112,899	$5,353	$7,311

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Lord Abbett Growth & Income	Lord Abbett Bond Debenture	Lord Abbett Mid Cap Value
From Operations
Net investment income (loss)	$(422)	$13,810	$(756)
Net realized gain (loss) on investments	145	3,045	1,392
Net unrealized appreciation (depreciation) of investments during the period	(8,677)	(9,758)	(4,799)
Net increase (decrease) in net assets resulting from operations	(8,954)	7,097	(4,163)
From Variable Annuity Contract Transactions
Contractowners' net payments	8,081	59,053	2,271
Contract maintenance fees	(356)	(1,486)	(317)
Surrenders	(13,998)	(18,891)	(11,945)
Death benefits	(2,077)	(2,951)	(1,463)
Transfer (to) from other portfolios	1,313	36,307	(4,269)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(7,037)	72,032	(15,723)
Total increase (decrease) in net assets	(15,991)	79,129	(19,886)
Net Assets
Beginning of Year	133,652	212,055	106,259
End of Year	$117,661	$291,184	$86,373
	Lord Abbett Growth Opportunities	Lord Abbett Capital Structure	Lord Abbett International Opportunities
From Operations
Net investment income (loss)	$(260)	$900	$16
Net realized gain (loss) on investments	7,650	(325)	301
Net unrealized appreciation (depreciation) of investments during the period	(10,299)	(879)	(5,141)
Net increase (decrease) in net assets resulting from operations	(2,909)	(304)	(4,824)
From Variable Annuity Contract Transactions
Contractowners' net payments	881	1,526	1,843
Contract maintenance fees	(183)	(134)	(243)
Surrenders	(2,623)	(6,276)	(1,669)
Death benefits	(285)	(821)	(277)
Transfer (to) from other portfolios	(710)	(1,057)	1,166
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(2,920)	(6,762)	820
Total increase (decrease) in net assets	(5,829)	(7,066)	(4,004)
Net Assets
Beginning of Year	31,709	55,469	28,689
End of Year	$25,880	$48,403	$24,685

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Lord Abbett Classic Stock	Lord Abbett Series Fundamental Equity VC	Fidelity Index 500 Portfolio SC2
From Operations
Net investment income (loss)	$(29)	$(454)	$263
Net realized gain (loss) on investments	66	2,391	492
Net unrealized appreciation (depreciation) of investments during the period	(922)	(5,220)	(343)
Net increase (decrease) in net assets resulting from operations	(885)	(3,283)	412
From Variable Annuity Contract Transactions
Contractowners' net payments	1,624	26,283	5,140
Contract maintenance fees	(64)	(404)	(233)
Surrenders	(430)	(1,497)	(2,248)
Death benefits	(39)	(335)	(251)
Transfer (to) from other portfolios	1,077	20,722	2,384
Net increase (decrease) in net assets resulting from variable annuity contract transactions	2,168	44,769	4,792
Total increase (decrease) in net assets	1,283	41,486	5,204
Net Assets
Beginning of Year	8,372	29,582	29,411
End of Year	$9,655	$71,068	$34,615
	Fidelity Growth Portfolio SC2	Fidelity Contrafund Portfolio SC2	Fidelity Mid Cap SC2
From Operations
Net investment income (loss)	$(26)	$(168)	$(849)
Net realized gain (loss) on investments	129	2,374	808
Net unrealized appreciation (depreciation) of investments during the period	(106)	(6,713)	(10,379)
Net increase (decrease) in net assets resulting from operations	(3)	(4,507)	(10,420)
From Variable Annuity Contract Transactions
Contractowners' net payments	10	20,385	27,889
Contract maintenance fees	(9)	(700)	(490)
Surrenders	(204)	(6,542)	(3,324)
Death benefits	—	(1,338)	(609)
Transfer (to) from other portfolios	(127)	12,076	21,162
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(330)	23,881	44,628
Total increase (decrease) in net assets	(333)	19,374	34,208
Net Assets
Beginning of Year	3,060	100,516	59,281
End of Year	$2,727	$119,890	$93,489

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Fidelity Equity Income SC2	Fidelity Investment Grade Bonds SC2	Fidelity Freedom Fund - 2015 Maturity SC2
From Operations
Net investment income (loss)	$127	$1,919	$7
Net realized gain (loss) on investments	200	2,392	9
Net unrealized appreciation (depreciation) of investments during the period	(348)	517	(31)
Net increase (decrease) in net assets resulting from operations	(21)	4,828	(15)
From Variable Annuity Contract Transactions
Contractowners' net payments	165	15,876	1
Contract maintenance fees	(52)	(603)	(5)
Surrenders	(624)	(4,329)	(37)
Death benefits	(146)	(569)	(5)
Transfer (to) from other portfolios	85	9,384	38
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(572)	19,759	(8)
Total increase (decrease) in net assets	(593)	24,587	(23)
Net Assets
Beginning of Year	10,375	71,030	1,019
End of Year	$9,782	$95,617	$996
	Fidelity Freedom Fund - 2020 Maturity SC2	Franklin Flex Cap Growth Securities	Franklin Income Securities
From Operations
Net investment income (loss)	$13	$(113)	$6,645
Net realized gain (loss) on investments	20	147	1,197
Net unrealized appreciation (depreciation) of investments during the period	(70)	(716)	(6,108)
Net increase (decrease) in net assets resulting from operations	(37)	(682)	1,734
From Variable Annuity Contract Transactions
Contractowners' net payments	28	2,696	19,083
Contract maintenance fees	(11)	(57)	(761)
Surrenders	(38)	(459)	(12,001)
Death benefits	(3)	(146)	(2,160)
Transfer (to) from other portfolios	(24)	1,814	13,569
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(48)	3,848	17,730
Total increase (decrease) in net assets	(85)	3,166	19,464
Net Assets
Beginning of Year	1,755	8,296	131,216
End of Year	$1,670	$11,462	$150,680

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Franklin Rising Dividend Securities	Franklin Small-Mid Cap Growth Securities	Franklin Small Cap Value Securities CL 2
From Operations
Net investment income (loss)	$755	$(153)	$(103)
Net realized gain (loss) on investments	2,642	117	46
Net unrealized appreciation (depreciation) of investments during the period	4,717	(854)	(755)
Net increase (decrease) in net assets resulting from operations	8,114	(890)	(812)
From Variable Annuity Contract Transactions
Contractowners' net payments	32,288	3,012	8,939
Contract maintenance fees	(1,192)	(82)	(166)
Surrenders	(7,872)	(637)	(533)
Death benefits	(1,264)	(38)	(117)
Transfer (to) from other portfolios	21,185	1,487	10,719
Net increase (decrease) in net assets resulting from variable annuity contract transactions	43,145	3,742	18,842
Total increase (decrease) in net assets	51,259	2,852	18,030
Net Assets
Beginning of Year	134,159	11,368	13,258
End of Year	$185,418	$14,220	$31,288
	Franklin US Government Fund	Templeton Growth Securities	Templeton Foreign Securities
From Operations
Net investment income (loss)	$4,585	$290	$650
Net realized gain (loss) on investments	161	(510)	743
Net unrealized appreciation (depreciation) of investments during the period	5,349	(8,782)	(12,719)
Net increase (decrease) in net assets resulting from operations	10,095	(9,002)	(11,326)
From Variable Annuity Contract Transactions
Contractowners' net payments	57,248	22,963	15,599
Contract maintenance fees	(1,731)	(586)	(638)
Surrenders	(11,292)	(5,186)	(5,070)
Death benefits	(2,109)	(1,020)	(1,001)
Transfer (to) from other portfolios	52,390	30,645	16,348
Net increase (decrease) in net assets resulting from variable annuity contract transactions	94,506	46,816	25,238
Total increase (decrease) in net assets	104,601	37,814	13,912
Net Assets
Beginning of Year	166,068	77,256	79,883
End of Year	$270,669	$115,070	$93,795

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	Templeton Global Bond Securities Fund II	Mutual Shares Securities	American Asset Allocation Fund Class 2
From Operations
Net investment income (loss)	$4,505	$4,764	$564
Net realized gain (loss) on investments	696	1,625	282
Net unrealized appreciation (depreciation) of investments during the period	(8,724)	(13,985)	(720)
Net increase (decrease) in net assets resulting from operations	(3,523)	(7,596)	126
From Variable Annuity Contract Transactions
Contractowners' net payments	37,870	83,090	6,804
Contract maintenance fees	(665)	(2,111)	(297)
Surrenders	(5,416)	(14,611)	(2,023)
Death benefits	(1,074)	(3,252)	(602)
Transfer (to) from other portfolios	28,776	87,308	6,002
Net increase (decrease) in net assets resulting from variable annuity contract transactions	59,491	150,424	9,884
Total increase (decrease) in net assets	55,968	142,828	10,010
Net Assets
Beginning of Year	74,467	238,074	46,593
End of Year	$130,435	$380,902	$56,603
	Legg Mason ClearBridge Variable Mid Cap Core II	Legg Mason ClearBridge Variable Small Cap Growth II	PIMCO VIT Long-Term US Government Advisor
From Operations
Net investment income (loss)	$(151)	$(19)	$55
Net realized gain (loss) on investments	18	9	138
Net unrealized appreciation (depreciation) of investments during the period	(624)	(54)	924
Net increase (decrease) in net assets resulting from operations	(757)	(64)	1,117
From Variable Annuity Contract Transactions
Contractowners' net payments	7,046	860	2,085
Contract maintenance fees	(100)	(9)	(30)
Surrenders	(354)	(37)	(351)
Death benefits	(73)	—	(28)
Transfer (to) from other portfolios	4,881	474	1,699
Net increase (decrease) in net assets resulting from variable annuity contract transactions	11,400	1,288	3,375
Total increase (decrease) in net assets	10,643	1,224	4,492
Net Assets
Beginning of Year	7,107	886	2,652
End of Year	$17,750	$2,110	$7,144

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2011
(in thousands)

	PIMCO VIT Low Duration Advisor	PIMCO VIT Real Return Advisor	PIMCO VIT Short-Term Advisor
From Operations
Net investment income (loss)	$80	$572	$(88)
Net realized gain (loss) on investments	3	3,776	38
Net unrealized appreciation (depreciation) of investments during the period	(289)	4,197	(160)
Net increase (decrease) in net assets resulting from operations	(206)	8,545	(210)
From Variable Annuity Contract Transactions
Contractowners' net payments	10,897	46,155	8,624
Contract maintenance fees	(221)	(736)	(159)
Surrenders	(1,524)	(2,404)	(1,195)
Death benefits	(279)	(685)	(155)
Transfer (to) from other portfolios	15,101	35,130	6,690
Net increase (decrease) in net assets resulting from variable annuity contract transactions	23,974	77,460	13,805
Total increase (decrease) in net assets	23,768	86,005	13,595
Net Assets
Beginning of Year	17,384	45,415	13,615
End of Year	$41,152	$131,420	$27,210
	PIMCO VIT Total Return Advisor	Royce Capital Fund Micro-Cap SC	Royce Capital Fund Small-Cap SC
From Operations
Net investment income (loss)	$4,379	$219	$(388)
Net realized gain (loss) on investments	6,014	6	17
Net unrealized appreciation (depreciation) of investments during the period	(4,230)	(1,723)	(2,412)
Net increase (decrease) in net assets resulting from operations	6,163	(1,498)	(2,783)
From Variable Annuity Contract Transactions
Contractowners' net payments	122,970	4,965	25,786
Contract maintenance fees	(2,481)	(69)	(399)
Surrenders	(9,990)	(293)	(1,194)
Death benefits	(2,490)	(78)	(399)
Transfer (to) from other portfolios	131,285	4,693	19,509
Net increase (decrease) in net assets resulting from variable annuity contract transactions	239,294	9,218	43,303
Total increase (decrease) in net assets	245,457	7,720	40,520
Net Assets
Beginning of Year	183,821	5,087	28,364
End of Year	$429,278	$12,807	$68,884

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
Year Ended December 31, 2010
(in thousands)

	Goldman Sachs Large Cap Value	Goldman Sachs Strategic International Equity	Goldman Sachs Structured US Equity
From Operations
Net investment income (loss)	$(361)	$250	$44
Net realized gain (loss) on investments	(323)	(1,210)	66
Net unrealized appreciation (depreciation) of investments during the period	9,487	6,223	4,528
Net increase (decrease) in net assets resulting from operations	8,803	5,263	4,638
From Variable Annuity Contract Transactions
Contractowners' net payments	301	209	133
Contract maintenance fees	(167)	(222)	(42)
Surrenders	(10,570)	(6,266)	(4,972)
Death benefits	(1,929)	(1,258)	(1,116)
Transfer (to) from other portfolios	(3,749)	(1,827)	(1,819)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(16,114)	(9,364)	(7,816)
Total increase (decrease) in net assets	(7,311)	(4,101)	(3,178)
Net Assets
Beginning of Year	102,665	66,642	47,291
End of Year	$95,354	$62,541	$44,113
	Goldman Sachs Structured Small Cap Equity	Goldman Sachs Strategic Growth	Goldman Sachs Mid Cap Value
From Operations
Net investment income (loss)	$(273)	$(375)	$(43)
Net realized gain (loss) on investments	(1,807)	1,323	(879)
Net unrealized appreciation (depreciation) of investments during the period	12,837	3,697	4,062
Net increase (decrease) in net assets resulting from operations	10,757	4,645	3,140
From Variable Annuity Contract Transactions
Contractowners' net payments	120	203	55
Contract maintenance fees	(98)	(109)	(18)
Surrenders	(4,188)	(6,019)	(2,332)
Death benefits	(758)	(803)	(162)
Transfer (to) from other portfolios	(3,212)	(2,462)	(408)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(8,136)	(9,190)	(2,865)
Total increase (decrease) in net assets	2,621	(4,545)	275
Net Assets
Beginning of Year	42,564	57,200	15,140
End of Year	$45,185	$52,655	$15,415

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2010
(in thousands)

	Goldman Sachs Strategic Growth SC	Goldman Sachs Large Cap Value Fund SC	Goldman Sachs Strategic International Equity SC
From Operations
Net investment income (loss)	$(130)	$(72)	$256
Net realized gain (loss) on investments	35	167	294
Net unrealized appreciation (depreciation) of investments during the period	2,924	7,802	4,443
Net increase (decrease) in net assets resulting from operations	2,829	7,897	4,993
From Variable Annuity Contract Transactions
Contractowners' net payments	13,742	14,891	2,220
Contract maintenance fees	(123)	(605)	(470)
Surrenders	(407)	(2,491)	(1,932)
Death benefits	(100)	(359)	(245)
Transfer (to) from other portfolios	10,441	9,249	3,938
Net increase (decrease) in net assets resulting from variable annuity contract transactions	23,553	20,685	3,511
Total increase (decrease) in net assets	26,382	28,582	8,504
Net Assets
Beginning of Year	8,455	59,900	47,605
End of Year	$34,837	$88,482	$56,109
	Goldman Sachs Structured Small Cap Equity SC	Goldman Sachs Structured US Equity SC	Goldman Sachs VIT Growth Opportunities SC
From Operations
Net investment income (loss)	$(119)	$1	$(53)
Net realized gain (loss) on investments	627	—	35
Net unrealized appreciation (depreciation) of investments during the period	5,727	82	1,715
Net increase (decrease) in net assets resulting from operations	6,235	83	1,697
From Variable Annuity Contract Transactions
Contractowners' net payments	449	24	8,937
Contract maintenance fees	(216)	(6)	(41)
Surrenders	(882)	(18)	(90)
Death benefits	(115)	(5)	(26)
Transfer (to) from other portfolios	(2,024)	139	6,709
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(2,788)	134	15,489
Total increase (decrease) in net assets	3,447	217	17,186
Net Assets
Beginning of Year	23,015	610	160
End of Year	$26,462	$827	$17,346

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2010
(in thousands)

	Goldman Sachs Mid Cap Value SC	Calvert VP SRI Balanced	MFS Growth Series IC
From Operations
Net investment income (loss)	$10	$(1)	$(72)
Net realized gain (loss) on investments	—	(93)	31
Net unrealized appreciation (depreciation) of investments during the period	1,244	323	753
Net increase (decrease) in net assets resulting from operations	1,254	229	712
From Variable Annuity Contract Transactions
Contractowners' net payments	7,317	2	30
Contract maintenance fees	(27)	(2)	(7)
Surrenders	(92)	(262)	(845)
Death benefits	(32)	(32)	(87)
Transfer (to) from other portfolios	3,400	—	(281)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	10,566	(294)	(1,190)
Total increase (decrease) in net assets	11,820	(65)	(478)
Net Assets
Beginning of Year	—	2,500	6,223
End of Year	$11,820	$2,435	$5,745
	MFS Research IC	MFS Investors Trust IC	MFS Total Return IC
From Operations
Net investment income (loss)	$(38)	$(16)	$739
Net realized gain (loss) on investments	(75)	(165)	72
Net unrealized appreciation (depreciation) of investments during the period	1,259	1,234	3,010
Net increase (decrease) in net assets resulting from operations	1,146	1,053	3,821
From Variable Annuity Contract Transactions
Contractowners' net payments	55	80	105
Contract maintenance fees	(9)	(9)	(24)
Surrenders	(1,220)	(1,786)	(6,857)
Death benefits	(195)	(452)	(915)
Transfer (to) from other portfolios	(730)	(455)	(1,077)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(2,099)	(2,622)	(8,768)
Total increase (decrease) in net assets	(953)	(1,569)	(4,947)
Net Assets
Beginning of Year	9,740	13,402	50,952
End of Year	$8,787	$11,833	$46,005

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2010
(in thousands)

	MFS New Discovery IC	MFS Utilities IC	MFS Investors Growth Stock IC
From Operations
Net investment income (loss)	$(44)	$134	$(29)
Net realized gain (loss) on investments	(29)	79	(314)
Net unrealized appreciation (depreciation) of investments during the period	1,047	503	650
Net increase (decrease) in net assets resulting from operations	974	716	307
From Variable Annuity Contract Transactions
Contractowners' net payments	36	71	28
Contract maintenance fees	(3)	(4)	(2)
Surrenders	(408)	(1,523)	(659)
Death benefits	(59)	(246)	(37)
Transfer (to) from other portfolios	(28)	(116)	(320)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(462)	(1,818)	(990)
Total increase (decrease) in net assets	512	(1,102)	(683)
Net Assets
Beginning of Year	3,135	7,500	3,807
End of Year	$3,647	$6,398	$3,124
	MFS Growth Series SC	MFS Research SC	MFS Investors Trust SC
From Operations
Net investment income (loss)	$(53)	$(8)	$(41)
Net realized gain (loss) on investments	36	(8)	17
Net unrealized appreciation (depreciation) of investments during the period	794	359	1,443
Net increase (decrease) in net assets resulting from operations	777	343	1,419
From Variable Annuity Contract Transactions
Contractowners' net payments	685	337	7,251
Contract maintenance fees	(20)	(7)	(70)
Surrenders	(303)	(201)	(431)
Death benefits	(74)	(41)	(107)
Transfer (to) from other portfolios	913	598	4,903
Net increase (decrease) in net assets resulting from variable annuity contract transactions	1,201	686	11,546
Total increase (decrease) in net assets	1,978	1,029	12,965
Net Assets
Beginning of Year	4,399	1,692	4,690
End of Year	$6,377	$2,721	$17,655

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2010
(in thousands)

	MFS Total Return SC	MFS New Discovery SC	MFS Utilities SC
From Operations
Net investment income (loss)	$1,191	$(259)	$290
Net realized gain (loss) on investments	(317)	713	(61)
Net unrealized appreciation (depreciation) of investments during the period	5,487	8,875	2,213
Net increase (decrease) in net assets resulting from operations	6,361	9,329	2,442
From Variable Annuity Contract Transactions
Contractowners' net payments	6,777	10,010	6,005
Contract maintenance fees	(222)	(226)	(86)
Surrenders	(6,446)	(1,056)	(939)
Death benefits	(1,504)	(147)	(157)
Transfer (to) from other portfolios	6,902	5,251	3,277
Net increase (decrease) in net assets resulting from variable annuity contract transactions	5,507	13,832	8,100
Total increase (decrease) in net assets	11,868	23,161	10,542
Net Assets
Beginning of Year	70,091	18,647	12,561
End of Year	$81,959	$41,808	$23,103
	MFS Investors Growth Stock SC	MFS VIT Research Bond SC	MFS VIT Value SC
From Operations
Net investment income (loss)	$(329)	$295	$(114)
Net realized gain (loss) on investments	664	90	4
Net unrealized appreciation (depreciation) of investments during the period	6,425	1,225	5,815
Net increase (decrease) in net assets resulting from operations	6,760	1,610	5,705
From Variable Annuity Contract Transactions
Contractowners' net payments	2,245	52,640	30,625
Contract maintenance fees	(533)	(438)	(249)
Surrenders	(3,144)	(1,297)	(773)
Death benefits	(460)	(209)	(130)
Transfer (to) from other portfolios	897	57,704	32,917
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(995)	108,400	62,390
Total increase (decrease) in net assets	5,765	110,010	68,095
Net Assets
Beginning of Year	59,428	5,135	3,269
End of Year	$65,193	$115,145	$71,364

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2010
(in thousands)

	Oppenheimer Money Fund/VA	Oppenheimer Small & Mid Cap Fund/VA	Oppenheimer Capital Appreciation Fund/VA
From Operations
Net investment income (loss)	$(523)	$(44)	$(146)
Net realized gain (loss) on investments	—	(239)	(181)
Net unrealized appreciation (depreciation) of investments during the period	2	1,013	1,204
Net increase (decrease) in net assets resulting from operations	(521)	730	877
From Variable Annuity Contract Transactions
Contractowners' net payments	9,898	15	70
Contract maintenance fees	(163)	(4)	(12)
Surrenders	(21,210)	(398)	(1,770)
Death benefits	(2,002)	(53)	(224)
Transfer (to) from other portfolios	22,633	(107)	(783)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	9,156	(547)	(2,719)
Total increase (decrease) in net assets	8,635	183	(1,842)
Net Assets
Beginning of Year	39,701	3,184	14,414
End of Year	$48,336	$3,367	$12,572
	Oppenheimer Main Street Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Global Securites Fund/VA
From Operations
Net investment income (loss)	$(31)	$2,280	$29
Net realized gain (loss) on investments	(596)	479	(216)
Net unrealized appreciation (depreciation) of investments during the period	2,657	1,153	2,191
Net increase (decrease) in net assets resulting from operations	2,030	3,912	2,004
From Variable Annuity Contract Transactions
Contractowners' net payments	80	109	49
Contract maintenance fees	(11)	(17)	(8)
Surrenders	(1,952)	(4,224)	(2,117)
Death benefits	(426)	(1,182)	(290)
Transfer (to) from other portfolios	(811)	(636)	(69)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(3,120)	(5,950)	(2,435)
Total increase (decrease) in net assets	(1,090)	(2,038)	(431)
Net Assets
Beginning of Year	16,591	31,922	15,790
End of Year	$15,501	$29,884	$15,359

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2010
(in thousands)

	Oppenheimer High Income Fund/VA	Oppenheimer Small & Mid Cap Fund/VA SC	Oppenheimer Capital Appreciation Fund/VA SC
From Operations
Net investment income (loss)	$90	$(10)	$(270)
Net realized gain (loss) on investments	(577)	(4)	225
Net unrealized appreciation (depreciation) of investments during the period	698	259	2,748
Net increase (decrease) in net assets resulting from operations	211	245	2,703
From Variable Annuity Contract Transactions
Contractowners' net payments	21	15	1,133
Contract maintenance fees	(1)	(5)	(259)
Surrenders	(252)	(128)	(2,552)
Death benefits	(32)	—	(243)
Transfer (to) from other portfolios	(64)	(38)	1,116
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(328)	(156)	(805)
Total increase (decrease) in net assets	(117)	89	1,898
Net Assets
Beginning of Year	1,809	1,009	33,237
End of Year	$1,692	$1,098	$35,135
	Oppenheimer Main Street Fund/VA SC	Oppenheimer Global Strategic Income Fund/VA SC	Oppenheimer Global Securites Fund/VA SC
From Operations
Net investment income (loss)	$(18)	$8,335	$(165)
Net realized gain (loss) on investments	(37)	394	(270)
Net unrealized appreciation (depreciation) of investments during the period	942	8,280	13,079
Net increase (decrease) in net assets resulting from operations	887	17,009	12,644
From Variable Annuity Contract Transactions
Contractowners' net payments	899	31,863	39,423
Contract maintenance fees	(26)	(1,012)	(390)
Surrenders	(738)	(7,356)	(3,624)
Death benefits	(231)	(1,161)	(635)
Transfer (to) from other portfolios	1,068	26,028	34,331
Net increase (decrease) in net assets resulting from variable annuity contract transactions	972	48,362	69,105
Total increase (decrease) in net assets	1,859	65,371	81,749
Net Assets
Beginning of Year	5,321	103,033	33,272
End of Year	$7,180	$168,404	$115,021

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2010
(in thousands)

	Oppenheimer High Income Fund/VA SC	Van Eck Global Hard Asset	Invesco Van Kampen VI Capital Growth
From Operations
Net investment income (loss)	$115	$(5)	$(108)
Net realized gain (loss) on investments	(254)	114	(818)
Net unrealized appreciation (depreciation) of investments during the period	418	(17)	2,379
Net increase (decrease) in net assets resulting from operations	279	92	1,453
From Variable Annuity Contract Transactions
Contractowners' net payments	31	—	22
Contract maintenance fees	(7)	—	(5)
Surrenders	(240)	(162)	(1,384)
Death benefits	(66)	—	(46)
Transfer (to) from other portfolios	(234)	(10)	(465)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(516)	(172)	(1,878)
Total increase (decrease) in net assets	(237)	(80)	(425)
Net Assets
Beginning of Year	2,444	493	9,270
End of Year	$2,207	$413	$8,845
	Invesco Van Kampen VI Comstock	Invesco Van Kampen VI Growth & Income	Invesco Van Kampen VI Mid-Cap Growth II
From Operations
Net investment income (loss)	$(569)	$(653)	$(229)
Net realized gain (loss) on investments	(331)	939	115
Net unrealized appreciation (depreciation) of investments during the period	7,924	5,673	5,934
Net increase (decrease) in net assets resulting from operations	7,024	5,959	5,820
From Variable Annuity Contract Transactions
Contractowners' net payments	85	105	8,325
Contract maintenance fees	(28)	(28)	(140)
Surrenders	(7,668)	(8,065)	(677)
Death benefits	(1,223)	(1,239)	(125)
Transfer (to) from other portfolios	(2,668)	(2,734)	10,867
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(11,502)	(11,961)	18,250
Total increase (decrease) in net assets	(4,478)	(6,002)	24,070
Net Assets
Beginning of Year	57,187	63,791	8,186
End of Year	$52,709	$57,789	$32,256

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2010
(in thousands)

	Invesco Van Kampen VI Equity and Income II	Invesco Van Kampen VI Government II	Invesco Van Kampen VI Capital Growth II
From Operations
Net investment income (loss)	$1,125	$(819)	$(49)
Net realized gain (loss) on investments	671	236	172
Net unrealized appreciation (depreciation) of investments during the period	10,355	5,573	689
Net increase (decrease) in net assets resulting from operations	12,151	4,990	812
From Variable Annuity Contract Transactions
Contractowners' net payments	14,360	2,589	14
Contract maintenance fees	(293)	(831)	(12)
Surrenders	(11,032)	(9,542)	(503)
Death benefits	(2,190)	(1,526)	(36)
Transfer (to) from other portfolios	10,309	4,472	(311)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	11,154	(4,838)	(848)
Total increase (decrease) in net assets	23,305	152	(36)
Net Assets
Beginning of Year	102,699	121,179	4,993
End of Year	$126,004	$121,331	$4,957
	Invesco Van Kampen VI Comstock II	Invesco Van Kampen VI Growth & Income II	Invesco Van Kampen VI Global Tactical Asset Alloc II
From Operations
Net investment income (loss)	$(860)	$(1,048)	$(15)
Net realized gain (loss) on investments	(2,906)	(299)	7
Net unrealized appreciation (depreciation) of investments during the period	20,103	17,871	186
Net increase (decrease) in net assets resulting from operations	16,337	16,524	178
From Variable Annuity Contract Transactions
Contractowners' net payments	16,461	45,224	1,529
Contract maintenance fees	(344)	(689)	(9)
Surrenders	(9,710)	(6,903)	(21)
Death benefits	(1,819)	(1,304)	(1)
Transfer (to) from other portfolios	13,282	38,694	1,174
Net increase (decrease) in net assets resulting from variable annuity contract transactions	17,870	75,022	2,672
Total increase (decrease) in net assets	34,207	91,546	2,850
Net Assets
Beginning of Year	97,953	81,924	59
End of Year	$132,160	$173,470	$2,909

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2010
(in thousands)

	Invesco Van Kampen VI International Growth Equity II	Invesco Van Kampen VI Mid Cap Value II	UIF Global Real Estate II
From Operations
Net investment income (loss)	$26	$(2)	$178
Net realized gain (loss) on investments	29	1	(2)
Net unrealized appreciation (depreciation) of investments during the period	481	80	304
Net increase (decrease) in net assets resulting from operations	536	79	480
From Variable Annuity Contract Transactions
Contractowners' net payments	72	316	1,162
Contract maintenance fees	(23)	(2)	(15)
Surrenders	(286)	(7)	(166)
Death benefits	(50)	(1)	(9)
Transfer (to) from other portfolios	925	319	1,075
Net increase (decrease) in net assets resulting from variable annuity contract transactions	638	625	2,047
Total increase (decrease) in net assets	1,174	704	2,527
Net Assets
Beginning of Year	5,061	4	1,135
End of Year	$6,235	$708	$3,662
	Lord Abbett Growth & Income	Lord Abbett Bond Debenture	Lord Abbett Mid Cap Value
From Operations
Net investment income (loss)	$(568)	$10,362	$(566)
Net realized gain (loss) on investments	(1,679)	893	(1,829)
Net unrealized appreciation (depreciation) of investments during the period	21,032	7,723	24,103
Net increase (decrease) in net assets resulting from operations	18,785	18,978	21,708
From Variable Annuity Contract Transactions
Contractowners' net payments	8,212	39,095	1,849
Contract maintenance fees	(277)	(753)	(317)
Surrenders	(12,557)	(18,210)	(9,843)
Death benefits	(2,411)	(2,676)	(1,786)
Transfer (to) from other portfolios	5,901	30,133	(5,096)
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(1,132)	47,589	(15,193)
Total increase (decrease) in net assets	17,653	66,567	6,515
Net Assets
Beginning of Year	115,999	145,488	99,744
End of Year	$133,652	$212,055	$106,259

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2010
(in thousands)

	Lord Abbett Growth Opportunities	Lord Abbett Capital Structure	Lord Abbett International Opportunities
From Operations
Net investment income (loss)	$(248)	$1,007	$(4)
Net realized gain (loss) on investments	862	(825)	288
Net unrealized appreciation (depreciation) of investments during the period	5,269	6,705	4,503
Net increase (decrease) in net assets resulting from operations	5,883	6,887	4,787
From Variable Annuity Contract Transactions
Contractowners' net payments	1,022	1,310	1,870
Contract maintenance fees	(174)	(132)	(208)
Surrenders	(1,841)	(5,830)	(1,113)
Death benefits	(233)	(1,179)	(112)
Transfer (to) from other portfolios	(1,211)	670	3,020
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(2,437)	(5,161)	3,457
Total increase (decrease) in net assets	3,446	1,726	8,244
Net Assets
Beginning of Year	28,263	53,743	20,445
End of Year	$31,709	$55,469	$28,689
	Lord Abbett Classic Stock	Lord Abbett Series Fundamental Equity VC	Fidelity Index 500 Portfolio SC2
From Operations
Net investment income (loss)	$(35)	$(69)	$218
Net realized gain (loss) on investments	41	2	807
Net unrealized appreciation (depreciation) of investments during the period	934	3,370	2,411
Net increase (decrease) in net assets resulting from operations	940	3,303	3,436
From Variable Annuity Contract Transactions
Contractowners' net payments	1,741	14,708	3,372
Contract maintenance fees	(38)	(104)	(188)
Surrenders	(262)	(339)	(2,058)
Death benefits	(33)	(34)	(196)
Transfer (to) from other portfolios	1,795	10,551	1,984
Net increase (decrease) in net assets resulting from variable annuity contract transactions	3,203	24,782	2,914
Total increase (decrease) in net assets	4,143	28,085	6,350
Net Assets
Beginning of Year	4,229	1,497	23,061
End of Year	$8,372	$29,582	$29,411

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2010
(in thousands)

	Fidelity Growth Portfolio SC2	Fidelity Contrafund Portfolio SC2	Fidelity Mid Cap SC2
From Operations
Net investment income (loss)	$(28)	$139	$(361)
Net realized gain (loss) on investments	17	700	679
Net unrealized appreciation (depreciation) of investments during the period	600	12,386	10,358
Net increase (decrease) in net assets resulting from operations	589	13,225	10,676
From Variable Annuity Contract Transactions
Contractowners' net payments	25	14,113	16,495
Contract maintenance fees	(10)	(487)	(210)
Surrenders	(196)	(4,508)	(2,154)
Death benefits	(12)	(785)	(243)
Transfer (to) from other portfolios	45	8,444	9,629
Net increase (decrease) in net assets resulting from variable annuity contract transactions	(148)	16,777	23,517
Total increase (decrease) in net assets	441	30,002	34,193
Net Assets
Beginning of Year	2,619	70,514	25,088
End of Year	$3,060	$100,516	$59,281
	Fidelity Equity Income SC2	Fidelity Invest Grade Bonds SC2	Fidelity Freedom Fund - 2015 Maturity SC2
From Operations
Net investment income (loss)	$56	$1,664	$9
Net realized gain (loss) on investments	28	1,010	14
Net unrealized appreciation (depreciation) of investments during the period	1,184	858	70
Net increase (decrease) in net assets resulting from operations	1,268	3,532	93
From Variable Annuity Contract Transactions
Contractowners' net payments	197	12,810	11
Contract maintenance fees	(53)	(420)	(4)
Surrenders	(524)	(3,977)	(46)
Death benefits	(182)	(655)	(6)
Transfer (to) from other portfolios	904	13,056	309
Net increase (decrease) in net assets resulting from variable annuity contract transactions	342	20,814	264
Total increase (decrease) in net assets	1,610	24,346	357
Net Assets
Beginning of Year	8,765	46,684	662
End of Year	$10,375	$71,030	$1,019

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2010
(in thousands)

	Fidelity Freedom Fund - 2020 Maturity SC2	Franklin Flex Cap Growth Securities	Franklin Income Securities
From Operations
Net investment income (loss)	$15	$(63)	$6,614
Net realized gain (loss) on investments	17	65	897
Net unrealized appreciation (depreciation) of investments during the period	165	1,067	5,627
Net increase (decrease) in net assets resulting from operations	197	1,069	13,138
From Variable Annuity Contract Transactions
Contractowners' net payments	32	1,664	14,551
Contract maintenance fees	(10)	(34)	(598)
Surrenders	(53)	(361)	(7,744)
Death benefits	—	(11)	(1,299)
Transfer (to) from other portfolios	356	1,525	7,044
Net increase (decrease) in net assets resulting from variable annuity contract transactions	325	2,783	11,954
Total increase (decrease) in net assets	522	3,852	25,092
Net Assets
Beginning of Year	1,233	4,444	106,124
End of Year	$1,755	$8,296	$131,216
	Franklin Rising Dividend Securities	Franklin Small-Mid Cap Growth Securities	Franklin Small Cap Value Securities CL 2
From Operations
Net investment income (loss)	$643	$(91)	$(27)
Net realized gain (loss) on investments	826	84	6
Net unrealized appreciation (depreciation) of investments during the period	17,728	2,156	1,924
Net increase (decrease) in net assets resulting from operations	19,197	2,149	1,903
From Variable Annuity Contract Transactions
Contractowners' net payments	22,452	1,907	5,850
Contract maintenance fees	(776)	(46)	(39)
Surrenders	(5,202)	(567)	(137)
Death benefits	(673)	(31)	(21)
Transfer (to) from other portfolios	19,816	1,463	5,102
Net increase (decrease) in net assets resulting from variable annuity contract transactions	35,617	2,726	10,755
Total increase (decrease) in net assets	54,814	4,875	12,658
Net Assets
Beginning of Year	79,345	6,493	600
End of Year	$134,159	$11,368	$13,258

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2010
(in thousands)

	Franklin US Government Fund	Templeton Growth Securities	Templeton Foreign Securities
From Operations
Net investment income (loss)	$2,511	$209	$615
Net realized gain (loss) on investments	49	(297)	242
Net unrealized appreciation (depreciation) of investments during the period	1,308	5,328	5,179
Net increase (decrease) in net assets resulting from operations	3,868	5,240	6,036
From Variable Annuity Contract Transactions
Contractowners' net payments	45,195	18,083	10,321
Contract maintenance fees	(915)	(248)	(460)
Surrenders	(6,457)	(3,422)	(3,740)
Death benefits	(1,074)	(568)	(675)
Transfer (to) from other portfolios	50,019	17,459	10,694
Net increase (decrease) in net assets resulting from variable annuity contract transactions	86,768	31,304	16,140
Total increase (decrease) in net assets	90,636	36,544	22,176
Net Assets
Beginning of Year	75,432	40,712	57,707
End of Year	$166,068	$77,256	$79,883
	Templeton Global Bond Securities Fund II	Mutual Shares Securities	American Asset Allocation Fund Class 2
From Operations
Net investment income (loss)	$144	$1,287	$505
Net realized gain (loss) on investments	99	408	17
Net unrealized appreciation (depreciation) of investments during the period	5,547	16,970	4,037
Net increase (decrease) in net assets resulting from operations	5,790	18,665	4,559
From Variable Annuity Contract Transactions
Contractowners' net payments	23,365	62,278	7,141
Contract maintenance fees	(286)	(944)	(210)
Surrenders	(3,767)	(8,418)	(1,677)
Death benefits	(463)	(1,529)	(546)
Transfer (to) from other portfolios	18,202	59,309	12,442
Net increase (decrease) in net assets resulting from variable annuity contract transactions	37,051	110,696	17,150
Total increase (decrease) in net assets	42,841	129,361	21,709
Net Assets
Beginning of Year	31,626	108,713	24,884
End of Year	$74,467	$238,074	$46,593

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2010
(in thousands)

	Legg Mason ClearBridge Variable Mid Cap Core II	Legg Mason ClearBridge Variable Small Cap Growth II	PIMCO VIT Long-Term US Government Advisor
From Operations
Net investment income (loss)	$(36)	$(5)	$25
Net realized gain (loss) on investments	—	(4)	36
Net unrealized appreciation (depreciation) of investments during the period	958	128	(139)
Net increase (decrease) in net assets resulting from operations	922	119	(78)
From Variable Annuity Contract Transactions
Contractowners' net payments	3,579	592	1,997
Contract maintenance fees	(25)	(3)	(7)
Surrenders	(78)	(4)	(42)
Death benefits	(9)	—	(9)
Transfer (to) from other portfolios	2,230	103	674
Net increase (decrease) in net assets resulting from variable annuity contract transactions	5,697	688	2,613
Total increase (decrease) in net assets	6,619	807	2,535
Net Assets
Beginning of Year	488	79	117
End of Year	$7,107	$886	$2,652
	PIMCO VIT Low Duration Advisor	PIMCO VIT Real Return Advisor	PIMCO VIT Short-Term Advisor
From Operations
Net investment income (loss)	$28	$4	$(23)
Net realized gain (loss) on investments	54	363	16
Net unrealized appreciation (depreciation) of investments during the period	131	199	18
Net increase (decrease) in net assets resulting from operations	213	566	11
From Variable Annuity Contract Transactions
Contractowners' net payments	8,533	25,988	6,024
Contract maintenance fees	(69)	(168)	(38)
Surrenders	(354)	(581)	(582)
Death benefits	(4)	(27)	(1)
Transfer (to) from other portfolios	8,526	17,572	7,840
Net increase (decrease) in net assets resulting from variable annuity contract transactions	16,632	42,784	13,243
Total increase (decrease) in net assets	16,845	43,350	13,254
Net Assets
Beginning of Year	539	2,065	361
End of Year	$17,384	$45,415	$13,615

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS, CONTINUED
Year Ended December 31, 2010
(in thousands)

	PIMCO VIT Total Return Advisor	Royce Capital Fund Micro-Cap SC	Royce Capital Fund Small-Cap SC
From Operations
Net investment income (loss)	$1,021	$50	$(116)
Net realized gain (loss) on investments	4,984	30	14
Net unrealized appreciation (depreciation) of investments during the period	(2,928)	753	3,179
Net increase (decrease) in net assets resulting from operations	3,077	833	3,077
From Variable Annuity Contract Transactions
Contractowners' net payments	91,690	2,857	14,782
Contract maintenance fees	(704)	(15)	(99)
Surrenders	(2,589)	(34)	(300)
Death benefits	(366)	—	(22)
Transfer (to) from other portfolios	83,207	1,128	9,460
Net increase (decrease) in net assets resulting from variable annuity contract transactions	171,238	3,936	23,821
Total increase (decrease) in net assets	174,315	4,769	26,898
Net Assets
Beginning of Year	9,506	318	1,466
End of Year	$183,821	$5,087	$28,364

The accompanying notes are an integral part of these financial statements.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

1.  ORGANIZATION

The Protective Variable Annuity Separate Account ("Separate Account") was established by Protective Life Insurance Company ("Protective Life") under the provisions of Tennessee law and commenced operations on March 14, 1994. The Separate Account is an investment account to which net proceeds from individual flexible premium deferred variable annuity contracts ("Contracts") are allocated until maturity or termination of the Contracts.

Protective Life has structured the Separate Account into a unit investment trust form registered with the U.S. Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended.

At December 31, 2011, the Separate Account was comprised of ninety-six subaccounts.

Subaccounts

Goldman Sachs Large Cap Value

Goldman Sachs Strategic International Equity

Goldman Sachs Structured US Equity

Goldman Sachs Structured Small Cap Equity

Goldman Sachs Strategic Growth

Goldman Sachs Mid Cap Value(a)

Goldman Sachs Strategic Growth SC

Goldman Sachs Large Cap Value Fund SC

Goldman Sachs Strategic International Equity SC

Goldman Sachs Structured Small Cap Equity SC

Goldman Sachs Structured US Equity SC

Goldman Sachs VIT Growth Opportunities SC

Goldman Sachs Mid Cap Value SC

Calvert VP SRI Balanced(a)

MFS Growth Series IC

MFS Research IC

MFS Investors Trust IC

MFS Total Return IC

MFS New Discovery IC

MFS Utilities IC

MFS Investors Growth Stock IC

MFS Growth Series SC

MFS Research SC

MFS Investors Trust SC

MFS Total Return SC

MFS New Discovery SC

MFS Utilities SC

MFS Investors Growth Stock SC

MFS VIT Research Bond SC

MFS VIT Value SC

Oppenheimer Money Fund/VA

Oppenheimer Small & Mid Cap Fund/VA

Oppenheimer Capital Appreciation Fund/VA

Oppenheimer Main Street Fund/VA

Invesco Van Kampen VI Equity and Income II

Invesco Van Kampen VI Government II(b)(d)

Invesco Van Kampen VI Capital Growth II

Invesco Van Kampen VI Comstock II

Invesco Van Kampen VI Growth & Income II

Invesco Van Kampen VI Global Tactical Asset Alloc II(b)(d)

Invesco Van Kampen VI International Growth Equity II(b)(d)

Invesco Van Kampen VI Mid Cap Value II

Invesco VI Balanced Risk Allocation II(c)(d)

Invesco VI Government Securities II(c)(d)

Invesco VI International Growth II(c)(d)

UIF Global Real Estate II

Lord Abbett Growth & Income

Lord Abbett Bond Debenture

Lord Abbett Mid Cap Value

Lord Abbett Growth Opportunities

Lord Abbett Capital Structure

Lord Abbett International Opportunities

Lord Abbett Classic Stock

Lord Abbett Series Fundamental Equity VC

Fidelity Index 500 Portfolio SC2

Fidelity Growth Portfolio SC2

Fidelity Contrafund Portfolio SC2

Fidelity Mid Cap SC2

Fidelity Equity Income SC2

Fidelity Investment Grade Bonds SC2

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

1.  ORGANIZATION — (Continued)

Subaccounts — continued

Fidelity Freedom Fund - 2015 Maturity SC2

Fidelity Freedom Fund - 2020 Maturity SC2

Franklin Flex Cap Growth Securities

Franklin Income Securities

Franklin Rising Dividend Securities

Franklin Small-Mid Cap Growth Securities

Franklin Small Cap Value Securities CL 2

Franklin US Government Fund

Oppenheimer Global Strategic Income Fund/VA

Oppenheimer Global Securites Fund/VA

Oppenheimer High Income Fund/VA

Oppenheimer Small & Mid Cap Fund/VA SC

Oppenheimer Capital Appreciation Fund/VA SC

Oppenheimer Main Street Fund/VA SC

Oppenheimer Global Strategic Income Fund/VA SC

Oppenheimer Global Securites Fund/VA SC

Oppenheimer High Income Fund/VA SC

Van Eck Global Hard Asset(a)

Invesco Van Kampen VI Capital Growth

Invesco Van Kampen VI Comstock

Invesco Van Kampen VI Growth & Income

Invesco Van Kampen VI Mid-Cap Growth II

Templeton Growth Securities

Templeton Foreign Securities

Templeton Global Bond Securities Fund II

Mutual Shares Securities

American Asset Allocation Fund Class 2

Legg Mason ClearBridge Variable Mid Cap Core II

Legg Mason ClearBridge Variable Small Cap Growth II

PIMCO VIT Long-Term US Government Advisor

PIMCO VIT Low Duration Advisor

PIMCO VIT Real Return Advisor

PIMCO VIT Short-Term Advisor

PIMCO VIT Total Return Advisor

Royce Capital Fund Micro-Cap SC

Royce Capital Fund Small-Cap SC

(a)  Not available for new policies.

(b)  Closed April 29, 2011.

(c)  Added May 2, 2011.

(d)  On May 2, 2011, all of the assets of the closed funds were merged into newly organized funds with the same investment objective. See below.

Closed Fund Name	Acquiring Fund Name
Invesco Van Kampen VI Government II	Invesco VI Government Securities II

Invesco Van Kampen VI Global Tactical Asset Alloc II	Invesco VI Balanced Risk Allocation II

Invesco Van Kampen VI International Growth Equity II	Invesco VI International Growth II

Gross premiums from the Contracts are allocated to the subaccounts in accordance with contract owner instructions and are recorded as variable annuity contract transactions in the statement of changes in net assets. Such amounts are used to provide money to pay contract values under the Contracts. The Separate Account's assets are the property of Protective Life.

Contract owners may allocate some or all of gross premiums or transfer some or all of the contract value to the Guaranteed Account, which is part of Protective Life's General Account. The assets of Protective Life's General Account support its insurance and annuity obligations and are subject to Protective Life's general liabilities from business operations. The Guaranteed Account balance as of December 31, 2011 was approximately $504.4 million. Transfers to/from other portfolios, included in the statement of changes in net assets, include transfers between the individual subaccounts and between the subaccounts and the Guaranteed Account.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

2.  SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation

Investments are made in shares and are valued at the net asset values of the respective portfolios, whose investments are stated at fair value. The net assets of each sub-account of the Separate Account reflect the investment management fees and other operating expenses incurred by the Funds. Transactions with the Funds are recorded on the trade date.

Net Realized Gains and Losses

Net realized gains and losses on investments include gains and losses on redemptions of the Funds' shares (determined on the last-in-first-out (LIFO) basis) and capital gain distributions from the Funds.

Dividend Income and Capital Gain Distributions

Dividend income and capital gain distributions are recorded on the ex-dividend date. Ordinary dividend and capital gain distributions are from net investment income and net realized gains respectively, as recorded in the financial statements of the underlying investment company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make various estimates that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Federal Income Taxes

The results of the operations of the Separate Account are included in the federal income tax return of Protective Life Corporation (the parent company of Protective Life). Under the provisions of the contracts, Protective Life has the right to charge the Separate Account for federal income tax attributable to the Separate Account. No charge has been made against the Separate Account for such tax. Management will periodically review the policy in the event of changes in tax law. Accordingly, a change may be made in future years for any federal income taxes that would be attributable to the contracts.

Annuity Payouts

Net assets allocated to contracts in the annuity payout period are computed according to the Annuity 2000 Mortality Table. The assumed investment return is 5%. The mortality risk is fully borne by Protective Life and may result in additional amounts being transferred into the variable annuity separate account by Protective Life to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to Protective Life. There are currently 23 polices in the annuity payout phase with net assets of approximately $1.3 million as of December 31, 2011.

Fund	Net Assets (000s)
Goldman Sachs Large Cap Value	$204
Goldman Sachs Strategic International Equity	24
Goldman Sachs Structured US Equity	117
Goldman Sachs Structured Small Cap Equity	41
Goldman Sachs Strategic Growth	18
Goldman Sachs Mid Cap Value	2

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

2.  SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Fund	Net Assets (000s)
MFS Research IC	$12
MFS Total Return IC	49
MFS New Discovery IC	29
MFS Utilities IC	44
MFS Investors Growth Stock IC	23
MFS Growth Series SC	32
MFS Investors Trust SC	31
MFS Total Return SC	16
Oppenheimer Money Fund/VA	8
Oppenheimer Capital Appreciation Fund/VA	20
Oppenheimer Main Street Fund/VA	29
Oppenheimer Global Strategic Income Fund/VA	38
Oppenheimer Global Securites Fund/VA	1
Oppenheimer Capital Appreciation Fund/VA SC	8
Oppenheimer Global Strategic Income Fund/VA SC	52
Oppenheimer Global Securites Fund/VA SC	39
Oppenheimer High Income Fund/VA SC	5
Invesco Van Kampen VI Comstock	86
Invesco Van Kampen VI Growth & Income	11
Invesco Van Kampen VI Equity and Income II	33
Invesco Van Kampen VI Capital Growth II	8
Invesco Van Kampen VI Comstock II	38
Invesco Van Kampen VI Growth & Income II	27
Lord Abbett Growth & Income	49
Lord Abbett Bond Debenture	34
Lord Abbett Mid Cap Value	76
Lord Abbett Growth Opportunities	10
Lord Abbett Capital Structure	33
Franklin Income Securities	39
Templeton Growth Securities	22
Mutual Shares Securities	35
$1,343

Risks and Uncertainties

The Separate Account provides for various investment options in any combination of mutual funds. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect investment balances, the amounts reported in the statements of assets and liabilities and the amounts reported in the statement of changes in net assets.

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

2.  SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Accounting Pronouncement Recently Adopted

Accounting Standard Update ("ASU" or "Update") No. 2010-06 — Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements. In January of 2010, Financial Accounting Standards Board ("FASB") issued ASU No. 2010-06 — Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements. This Update provides amendments to Subtopic 820-10 that requires the following new disclosures. 1) A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. 2) In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number).

This Update provides amendments to Subtopic 820-10 that clarifies existing disclosures. 1) A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. 2) A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. This Update became effective for the Separate Account in 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures were adopted by the Separate Account as of December 31, 2011. The adoption of this Update did not have a material impact on the Separate Account's financial statement disclosures.

3.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The Separate Account determined the fair value of its financial instruments based on the fair value hierarchy established in FASB guidance referenced in the Fair Value Measurements and Disclosures Topic which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Separate Account has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets recorded at fair value on the Statement of Assets and Liabilities are categorized as follows:

Level 1: Unadjusted quoted prices for identical assets in an active market.

Level 2: Quoted prices in markets that are not active or significant inputs that are observable either directly or indirectly. Level 2 inputs include the following:

  a) Quoted prices for similar assets in active markets

  b) Quoted prices for identical or similar assets in non-active markets

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

3.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

  c) Inputs other than quoted market prices that are observable

  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3: Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset.

Determination of fair values

The valuation methodologies used to determine the fair values of assets and liabilities under the FASB guidance referenced in the Fair Value Measurements and Disclosures Topic reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The Separate Account determines the fair values of certain financial assets based on quoted market prices. All of the investments in the subaccounts of the Separate Account are classified as Level 1 in the fair value hierarchy and consist of open-ended mutual funds. Participants may, without restriction, transact at the daily net asset value ("NAV") of the mutual funds. The NAV represents the daily per share value of the portfolio of investments of the mutual funds, at which sufficient volumes of transactions occur.

4.  CHANGES IN UNITS OUTSTANDING

The change in units outstanding for the years ended December 31, 2011 and 2010 were as follows:

(in thousands)	2011			2010
Fund Name	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Goldman Sachs Large Cap Value	12	(1,116)	(1,104)	8	(1,103)	(1,095)
Goldman Sachs Strategic International Equity	41	(681)	(640)	52	(787)	(735)
Goldman Sachs Structured US Equity	5	(403)	(398)	18	(453)	(435)
Goldman Sachs Structured Small Cap Equity	2	(396)	(394)	5	(422)	(417)
Goldman Sachs Strategic Growth	77	(647)	(570)	42	(705)	(663)
Goldman Sachs Mid Cap Value	12	(180)	(168)	32	(229)	(197)
Goldman Sachs Strategic Growth SC	3,638	(12)	3,626	2,140	(13)	2,127
Goldman Sachs Large Cap Value Fund SC	5,044	(37)	5,007	2,254	(113)	2,141
Goldman Sachs Strategic International Equity SC	540	(302)	238	604	(263)	341
Goldman Sachs Structured Small Cap Equity SC	30	(347)	(317)	40	(311)	(271)
Goldman Sachs Structured US Equity SC	1	(6)	(5)	17	(5)	12
Goldman Sachs VIT Growth Opportunities SC	3,375	(24)	3,351	1,432	(43)	1,389
Goldman Sachs Mid Cap Value SC	3,112	—	3,112	1,068	—	1,068

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

4.  CHANGES IN UNITS OUTSTANDING — (Continued)

(in thousands)	2011			2010
Fund Name	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Calvert VP SRI Balanced	—	(39)	(39)	—	(22)	(22)
MFS Growth Series IC	20	(63)	(43)	10	(95)	(85)
MFS Research IC	14	(93)	(79)	12	(174)	(162)
MFS Investors Trust IC	10	(198)	(188)	7	(217)	(210)
MFS Total Return IC	23	(513)	(490)	26	(548)	(522)
MFS New Discovery IC	14	(27)	(13)	18	(39)	(21)
MFS Utilities IC	17	(53)	(36)	17	(101)	(84)
MFS Investors Growth Stock IC	3	(75)	(72)	14	(171)	(157)
MFS Growth Series SC	708	(39)	669	125	(38)	87
MFS Research SC	72	(25)	47	89	(30)	59
MFS Investors Trust SC	1,621	(22)	1,599	963	(19)	944
MFS Total Return SC	270	(466)	(196)	680	(264)	416
MFS New Discovery SC	1,207	(99)	1,108	745	(7)	738
MFS Utilities SC	521	(49)	472	523	(36)	487
MFS Investors Growth Stock SC	115	(973)	(858)	324	(543)	(219)
MFS VIT Research Bond SC	13,925	—	13,925	10,351	—	10,351
MFS VIT Value SC	8,450	—	8,450	5,984	—	5,984
Oppenheimer Money Fund/VA	57,816	(32,530)	25,286	31,973	(25,434)	6,539
Oppenheimer Small & Mid Cap Fund/VA	8	(45)	(37)	13	(62)	(49)
Oppenheimer Capital Appreciation Fund/VA	3	(153)	(150)	5	(203)	(198)
Oppenheimer Main Street Fund/VA	7	(228)	(221)	4	(272)	(268)
Oppenheimer Global Strategic Income Fund/VA	16	(374)	(358)	21	(351)	(330)
Oppenheimer Global Securites Fund/VA	31	(120)	(89)	33	(143)	(110)
Oppenheimer High Income Fund/VA	39	(113)	(74)	17	(105)	(88)
Oppenheimer Small & Mid Cap Fund/VA SC	9	(22)	(13)	6	(22)	(16)
Oppenheimer Capital Appreciation Fund/VA SC	60	(274)	(214)	144	(242)	(98)
Oppenheimer Main Street Fund/VA SC	214	(60)	154	148	(71)	77
Oppenheimer Global Strategic Income Fund/VA SC	4,539	(33)	4,506	3,403	(39)	3,364
Oppenheimer Global Securites Fund/VA SC	4,995	(2)	4,993	3,941	(2)	3,939
Oppenheimer High Income Fund/VA SC	33	(183)	(150)	81	(231)	(150)
Van Eck Global Hard Asset	—	(1)	(1)	—	(5)	(5)
Invesco Van Kampen VI Capital Growth	1	(323)	(322)	27	(425)	(398)
Invesco Van Kampen VI Comstock	13	(630)	(617)	5	(807)	(802)
Invesco Van Kampen VI Growth & Income	53	(774)	(721)	8	(910)	(902)

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

4.  CHANGES IN UNITS OUTSTANDING — (Continued)

(in thousands)	2011			2010
Fund Name	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Invesco Van Kampen VI Mid-Cap Growth II	307	(245)	62	1,601	(57)	1,544
Invesco Van Kampen VI Equity and Income II	1,604	(253)	1,351	1,220	(313)	907
Invesco Van Kampen VI Government II	360	(10,643)	(10,283)	646	(1,003)	(357)
Invesco Van Kampen VI Capital Growth II	9	(142)	(133)	19	(144)	(125)
Invesco Van Kampen VI Comstock II	1,972	(135)	1,837	1,443	(224)	1,219
Invesco Van Kampen VI Growth & Income II	7,826	(3)	7,823	5,867	(80)	5,787
Invesco Van Kampen VI Global Tactical Asset Alloc II	98	(363)	(265)	260	(1)	259
Invesco Van Kampen VI International Growth Equity II	14	(538)	(524)	132	(94)	38
Invesco Van Kampen VI Mid Cap Value II	153	(32)	121	81	(25)	56
Invesco VI Balanced Risk Allocation II	583	(41)	542	—	—	—
Invesco VI Government Securities II	12,407	(1,868)	10,539	—	—	—
Invesco VI International Growth II	672	(59)	613	—	—	—
UIF Global Real Estate II	456	(27)	429	233	(29)	204
Lord Abbett Growth & Income	362	(922)	(560)	548	(773)	(225)
Lord Abbett Bond Debenture	4,655	(298)	4,357	4,897	(1,490)	3,407
Lord Abbett Mid Cap Value	64	(1,154)	(1,090)	17	(1,286)	(1,269)
Lord Abbett Growth Opportunities	78	(223)	(145)	59	(209)	(150)
Lord Abbett Capital Structure	71	(496)	(425)	145	(483)	(338)
Lord Abbett International Opportunities	369	(267)	102	413	(150)	263
Lord Abbett Classic Stock	272	(62)	210	340	(44)	296
Lord Abbett Series Fundamental Equity VC	3,849	(4)	3,845	2,289	—	2,289
Fidelity Index 500 Portfolio SC2	854	(438)	416	448	(210)	238
Fidelity Growth Portfolio SC2	40	(65)	(25)	24	(42)	(18)
Fidelity Contrafund Portfolio SC2	2,018	(250)	1,768	1,331	(112)	1,219
Fidelity Mid Cap SC2	3,098	(54)	3,044	1,763	(113)	1,650
Fidelity Equity Income SC2	69	(118)	(49)	126	(112)	14
Fidelity Investment Grade Bonds SC2	1,762	(170)	1,592	1,921	(160)	1,761
Fidelity Freedom Fund - 2015 Maturity SC2	9	(9)	—	52	(26)	26
Fidelity Freedom Fund - 2020 Maturity SC2	6	(11)	(5)	44	(16)	28
Franklin Flex Cap Growth Securities	401	(46)	355	302	(49)	253
Franklin Income Securities	1,929	(510)	1,419	1,259	(349)	910
Franklin Rising Dividend Securities	4,215	(276)	3,939	3,259	(108)	3,151
Franklin Small-Mid Cap Growth Securities	427	(106)	321	312	(75)	237
Franklin Small Cap Value Securities CL 2	1,590	(3)	1,587	1,013	(23)	990
Franklin US Government Fund	8,176	(195)	7,981	7,989	(152)	7,837
Templeton Growth Securities	5,231	(23)	5,208	3,074	(54)	3,020

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

4.  CHANGES IN UNITS OUTSTANDING — (Continued)

(in thousands)	2011			2010
Fund Name	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Templeton Foreign Securities	2,465	(106)	2,359	1,582	(128)	1,454
Templeton Global Bond Securities Fund II	4,237	(90)	4,147	2,810	(54)	2,756
Mutual Shares Securities	15,503	(171)	15,332	11,008	(641)	10,367
American Asset Allocation Fund Class 2	1,112	(140)	972	1,630	(95)	1,535
Legg Mason ClearBridge Variable Mid Cap Core II	967	(12)	955	529	(7)	522
Legg Mason ClearBridge Variable Small Cap Growth II	116	(16)	100	85	(23)	62
PIMCO VIT Long-Term US Government Advisor	375	(83)	292	291	(48)	243
PIMCO VIT Low Duration Advisor	2,467	(170)	2,297	1,632	(21)	1,611
PIMCO VIT Real Return Advisor	7,086	(161)	6,925	4,018	(5)	4,013
PIMCO VIT Short-Term Advisor	1,842	(468)	1,374	1,371	(56)	1,315
PIMCO VIT Total Return Advisor	22,290	(12)	22,278	16,312	—	16,312
Royce Capital Fund Micro-Cap SC	777	(32)	745	400	(51)	349
Royce Capital Fund Small-Cap SC	3,713	(9)	3,704	2,224	(23)	2,201

5.  INVESTMENTS

At December 31, 2011, the investments by the respective subaccounts were as follows:

(in thousands except share data)	2011
Fund Name	Shares	Cost	Fair Value	Net Asset Value Per Share
Goldman Sachs Large Cap Value	7,600,178	$75,003	$71,366	$9.39
Goldman Sachs Strategic International Equity	6,272,301	74,341	45,161	7.20
Goldman Sachs Structured US Equity	3,456,153	31,495	37,326	10.80
Goldman Sachs Structured Small Cap Equity	3,144,572	39,299	35,848	11.40
Goldman Sachs Strategic Growth	3,637,628	35,111	42,342	11.64
Goldman Sachs Mid Cap Value	891,773	13,823	11,673	13.09
Goldman Sachs Strategic Growth SC	6,227,890	70,413	72,430	11.63
Goldman Sachs Large Cap Value Fund SC	13,658,299	123,710	128,115	9.38
Goldman Sachs Strategic International Equity SC	6,843,281	49,314	49,408	7.22
Goldman Sachs Structured Small Cap Equity SC	1,992,135	14,076	22,611	11.35
Goldman Sachs Structured US Equity SC	72,683	644	786	10.82
Goldman Sachs VIT Growth Opportunities SC	8,729,584	56,226	55,346	6.34
Goldman Sachs Mid Cap Value SC	3,242,007	43,861	42,503	13.11
Calvert VP SRI Balanced	1,113,599	2,304	1,948	1.75
MFS Growth Series IC	202,851	4,074	4,982	24.56
MFS Research IC	399,268	7,132	7,498	18.78
MFS Investors Trust IC	462,993	8,559	8,987	19.41
MFS Total Return IC	2,024,480	36,214	37,514	18.53

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

5.  INVESTMENTS — (Continued)

(in thousands except share data)	2011
Fund Name	Shares	Cost	Fair Value	Net Asset Value Per Share
MFS New Discovery IC	205,486	$2,894	$2,936	$14.29
MFS Utilities IC	223,766	4,881	5,836	26.08
MFS Investors Growth Stock IC	237,030	3,269	2,610	11.01
MFS Growth Series SC	650,176	14,534	15,689	24.13
MFS Research SC	175,643	2,964	3,279	18.67
MFS Investors Trust SC	1,902,620	36,262	36,740	19.31
MFS Total Return SC	4,384,150	83,029	80,274	18.31
MFS New Discovery SC	4,296,839	59,774	59,039	13.74
MFS Utilities SC	1,322,793	31,375	34,035	25.73
MFS Investors Growth Stock SC	5,431,218	48,237	58,494	10.77
MFS VIT Research Bond SC	21,455,461	270,483	275,703	12.85
MFS VIT Value SC	12,987,516	160,404	162,863	12.54
Oppenheimer Money Fund/VA	75,329,875	75,330	75,330	1.00
Oppenheimer Small & Mid Cap Fund/VA	61,159	3,184	2,878	47.06
Oppenheimer Capital Appreciation Fund/VA	252,444	9,872	10,035	39.75
Oppenheimer Main Street Fund/VA	601,961	13,033	12,467	20.71
Oppenheimer Global Strategic Income Fund/VA	4,253,426	20,897	22,883	5.38
Oppenheimer Global Securites Fund/VA	434,796	11,757	11,939	27.46
Oppenheimer High Income Fund/VA	704,299	6,092	1,338	1.90
Oppenheimer Small & Mid Cap Fund/VA SC	20,753	818	951	45.84
Oppenheimer Capital Appreciation Fund/VA SC	816,687	25,238	32,177	39.40
Oppenheimer Main Street Fund/VA SC	442,222	8,611	9,079	20.53
Oppenheimer Global Strategic Income Fund/VA SC	44,481,348	237,639	244,203	5.49
Oppenheimer Global Securites Fund/VA SC	7,554,475	215,828	205,557	27.21
Oppenheimer High Income Fund/VA SC	813,888	4,603	1,555	1.91
Van Eck Global Hard Asset	9,871	111	304	30.75
Invesco Van Kampen VI Capital Growth	206,875	9,529	6,599	31.90
Invesco Van Kampen VI Comstock	3,672,137	41,701	41,569	11.32
Invesco Van Kampen VI Growth & Income	2,579,158	42,289	45,832	17.77
Invesco Van Kampen VI Mid-Cap Growth II	7,793,781	27,172	28,681	3.68
Invesco Van Kampen VI Equity and Income II	10,399,110	137,429	141,740	13.63
Invesco Van Kampen VI Government II	—	—	—	8.90
Invesco Van Kampen VI Capital Growth II	123,005	2,992	3,856	31.35
Invesco Van Kampen VI Comstock II	13,901,194	165,048	156,805	11.28
Invesco Van Kampen VI Growth & Income II	15,346,837	268,874	272,253	17.74
Invesco Van Kampen VI Global Tactical Asset Alloc II	—	—	—	10.76
Invesco Van Kampen VI International Growth Equity II	—	—	—	9.65
Invesco Van Kampen VI Mid Cap Value II	170,561	2,073	2,171	12.73

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

5.  INVESTMENTS — (Continued)

(in thousands except share data)	2011
Fund Name	Shares	Cost	Fair Value	Net Asset Value Per Share
Invesco VI Balanced Risk Allocation II	557,898	$6,061	$6,410	$11.49
Invesco VI Government Securities II	9,112,136	105,909	112,899	12.39
Invesco VI International Growth II	205,265	6,276	5,353	26.08
UIF Global Real Estate II	998,725	7,762	7,311	7.32
Lord Abbett Growth & Income	5,312,033	119,900	117,662	22.15
Lord Abbett Bond Debenture	25,015,548	293,503	291,181	11.64
Lord Abbett Mid Cap Value	5,445,872	94,592	86,372	15.86
Lord Abbett Growth Opportunities	2,116,131	26,049	25,880	12.23
Lord Abbett Capital Structure	3,714,641	49,747	48,402	13.03
Lord Abbett International Opportunities	3,381,455	20,663	24,685	7.30
Lord Abbett Classic Stock	861,252	9,174	9,655	11.21
Lord Abbett Series Fundamental Equity VC	4,370,868	72,896	71,070	16.26
Fidelity Index 500 Portfolio SC2	269,920	36,428	34,615	128.24
Fidelity Growth Portfolio SC2	74,638	2,430	2,727	36.53
Fidelity Contrafund Portfolio SC2	5,295,505	127,353	119,890	22.64
Fidelity Mid Cap SC2	3,271,218	95,711	93,491	28.58
Fidelity Equity Income SC2	531,366	10,260	9,782	18.41
Fidelity Investment Grade Bonds SC2	7,517,074	93,940	95,617	12.72
Fidelity Freedom Fund - 2015 Maturity SC2	96,317	907	996	10.34
Fidelity Freedom Fund - 2020 Maturity SC2	164,169	1,515	1,670	10.17
Franklin Flex Cap Growth Securities	948,068	10,874	11,462	12.09
Franklin Income Securities	10,522,294	161,183	150,679	14.32
Franklin Rising Dividend Securities	9,436,036	163,592	185,418	19.65
Franklin Small-Mid Cap Growth Securities	693,985	13,191	14,220	20.49
Franklin Small Cap Value Securities CL 2	2,014,660	30,109	31,288	15.53
Franklin US Government Fund	20,169,363	263,527	270,673	13.42
Templeton Growth Securities	11,381,657	133,146	115,069	10.11
Templeton Foreign Securities	7,467,744	105,384	93,795	12.56
Templeton Global Bond Securities Fund II	7,186,527	132,643	130,435	18.15
Mutual Shares Securities	24,766,090	395,425	380,902	15.38
American Asset Allocation Fund Class 2	3,524,446	51,926	56,603	16.06
Legg Mason ClearBridge Variable Mid Cap Core II	1,394,373	17,404	17,750	12.73
Legg Mason ClearBridge Variable Small Cap Growth II	139,111	2,033	2,110	15.17
PIMCO VIT Long-Term US Government Advisor	533,951	6,371	7,144	13.38
PIMCO VIT Low Duration Advisor	3,964,866	41,329	41,155	10.38
PIMCO VIT Real Return Advisor	9,420,820	127,083	131,420	13.95
PIMCO VIT Short-Term Advisor	2,689,075	27,357	27,213	10.12
PIMCO VIT Total Return Advisor	38,954,557	436,658	429,279	11.02
Royce Capital Fund Micro-Cap SC	1,237,381	13,767	12,807	10.35
Royce Capital Fund Small-Cap SC	6,902,223	68,077	68,884	9.98

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

5.  INVESTMENTS — (Continued)

During the year ended December 31, 2011, transactions in shares were as follows:

Fund Name	Goldman Sachs Large Cap Value	Goldman Sachs Strategic International Equity	Goldman Sachs Structured US Equity	Goldman Sachs Structured Small Cap Equity	Goldman Sachs Strategic Growth	Goldman Sachs Mid Cap Value
Shares purchased	115,527	162,245	26,147	30,619	131,825	39,001
Shares received from reinvestment of dividends	102,950	245,558	62,406	26,637	17,417	7,561
Total shares acquired	218,476	407,803	88,553	57,255	149,242	46,562
Shares redeemed	(1,927,325)	(1,225,238)	(804,960)	(868,326)	(895,767)	(248,089)
Net increase (decrease) in shares owned	(1,708,848)	(817,435)	(716,407)	(811,071)	(746,525)	(201,527)
Shares owned, beginning of period	9,309,026	7,089,736	4,172,560	3,955,643	4,384,153	1,093,300
Shares owned, end of period	7,600,178	6,272,301	3,456,153	3,144,572	3,637,628	891,773
Cost of shares acquired (000's)	$2,092	$3,048	$949	$641	$1,752	$643
Proceeds from sales (000's)	$19,335	$10,592	$8,821	$10,135	$10,742	$3,487
Fund Name	Goldman Sachs Strategic Growth SC	Goldman Sachs Large Cap Value Fund SC	Goldman Sachs Strategic International Equity SC	Goldman Sachs Structured Small Cap Equity SC	Goldman Sachs Structured US Equity SC	Goldman Sachs VIT Growth Opportunities SC
Shares purchased	3,545,182	5,563,219	803,442	40,788	1,686	6,165,777
Shares received from reinvestment of dividends	14,042	152,549	246,762	11,618	1,143	152,205
Total shares acquired	3,559,224	5,715,768	1,050,204	52,407	2,829	6,317,982
Shares redeemed	(234,393)	(706,690)	(561,307)	(387,664)	(8,325)	(169,598)
Net increase (decrease) in shares owned	3,324,832	5,009,078	488,897	(335,257)	(5,497)	6,148,384
Shares owned, beginning of period	2,903,058	8,649,221	6,354,384	2,327,392	78,180	2,581,200
Shares owned, end of period	6,227,890	13,658,299	6,843,281	1,992,135	72,683	8,729,584
Cost of shares acquired (000's)	$42,528	$56,257	$8,309	$567	$31	$41,737
Proceeds from sales (000's)	$2,806	$7,109	$4,852	$4,574	$92	$1,167
Fund Name	Goldman Sachs Mid Cap Value SC	Calvert VP SRI Balanced	MFS Growth Series IC	MFS Research IC	MFS Investors Trust IC	MFS Total Return IC
Shares purchased	2,450,642	2,513	11,982	11,427	10,711	38,720
Shares received from reinvestment of dividends	19,156	14,685	418	3,910	5,016	58,585
Total shares acquired	2,469,797	17,198	12,399	15,337	15,727	97,305
Shares redeemed	(64,918)	(340,187)	(42,232)	(77,118)	(143,187)	(531,406)
Net increase (decrease) in shares owned	2,404,880	(322,989)	(29,833)	(61,781)	(127,460)	(434,102)
Shares owned, beginning of period	837,127	1,436,588	232,684	461,049	590,453	2,458,582
Shares owned, end of period	3,242,007	1,113,599	202,851	399,268	462,993	2,024,480
Cost of shares acquired (000's)	$34,167	$30	$306	$296	$309	$1,783
Proceeds from sales (000's)	$886	$602	$1,059	$1,478	$2,880	$10,016

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

5.  INVESTMENTS — (Continued)

Fund Name	MFS New Discovery IC	MFS Utilities IC	MFS Investors Growth Stock IC	MFS Growth Series SC	MFS Research SC	MFS Investors Trust SC
Shares purchased	23,662	19,338	2,226	441,956	56,762	1,110,322
Shares received from reinvestment of dividends	28,445	7,921	1,445	74	1,069	12,203
Total shares acquired	52,108	27,260	3,671	442,030	57,832	1,122,525
Shares redeemed	(46,175)	(57,032)	(50,823)	(54,469)	(25,906)	(104,845)
Net increase (decrease) in shares owned	5,932	(29,772)	(47,153)	387,561	31,926	1,017,680
Shares owned, beginning of period	199,554	253,538	284,183	262,615	143,717	884,940
Shares owned, end of period	205,486	223,766	237,030	650,176	175,643	1,902,620
Cost of shares acquired (000's)	$849	$714	$40	$10,636	$1,077	$22,302
Proceeds from sales (000's)	$824	$1,496	$569	$1,343	$493	$2,081
Fund Name	MFS Total Return SC	MFS New Discovery SC	MFS Utilities SC	MFS Investors Growth Stock SC	MFS VIT Research Bond SC	MFS VIT Value SC
Shares purchased	617,774	1,911,961	530,048	351,498	12,314,710	7,557,797
Shares received from reinvestment of dividends	110,672	469,212	36,980	15,799	659,269	184,092
Total shares acquired	728,446	2,381,173	567,028	367,298	12,973,980	7,741,889
Shares redeemed	(779,280)	(441,028)	(170,210)	(994,950)	(708,047)	(316,623)
Net increase (decrease) in shares owned	(50,835)	1,940,145	396,819	(627,653)	12,265,933	7,425,266
Shares owned, beginning of period	4,434,985	2,356,694	925,974	6,058,871	9,189,528	5,562,250
Shares owned, end of period	4,384,150	4,296,839	1,322,793	5,431,218	21,455,461	12,987,516
Cost of shares acquired (000's)	$13,484	$38,077	$14,566	$4,033	$165,567	$98,827
Proceeds from sales (000's)	$14,441	$7,840	$4,405	$10,903	$9,058	$4,059
Fund Name	Oppenheimer Money Fund/VA	Oppenheimer Small & Mid Cap Fund/VA	Oppenheimer Capital Appreciation Fund/VA	Oppenheimer Main Street Fund/VA	Oppenheimer Global Strategic Income Fund/VA	Oppenheimer Global Securites Fund/VA
Shares purchased	106,898,067	2,375	1,723	10,446	136,372	34,361
Shares received from reinvestment of dividends	6,248	0	1,032	5,736	233,930	5,755
Total shares acquired	106,904,316	2,375	2,755	16,182	370,302	40,116
Shares redeemed	(79,911,848)	(13,551)	(61,992)	(156,753)	(1,471,614)	(112,266)
Net increase (decrease) in shares owned	26,992,468	(11,176)	(59,237)	(140,571)	(1,101,312)	(72,150)
Shares owned, beginning of period	48,337,407	72,335	311,680	742,532	5,354,738	506,946
Shares owned, end of period	75,329,875	61,159	252,444	601,961	4,253,426	434,796
Cost of shares acquired (000's)	$106,904	$117	$113	$341	$2,027	$1,228
Proceeds from sales (000's)	$79,912	$672	$2,523	$3,247	$8,102	$3,377

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

5.  INVESTMENTS — (Continued)

Fund Name	Oppenheimer High Income Fund/VA	Oppenheimer Small & Mid Cap Fund/VA SC	Oppenheimer Capital Appreciation Fund/VA SC	Oppenheimer Main Street Fund/VA SC	Oppenheimer Global Strategic Income Fund/VA SC	Oppenheimer Global Securites Fund/VA SC
Shares purchased	110,205	2,394	57,749	158,966	16,555,699	3,950,857
Shares received from reinvestment of dividends	72,190	0	885	2,038	1,348,737	42,981
Total shares acquired	182,396	2,394	58,634	161,004	17,904,437	3,993,838
Shares redeemed	(272,604)	(5,800)	(120,595)	(65,464)	(3,069,735)	(268,485)
Net increase (decrease) in shares owned	(90,209)	(3,406)	(61,960)	95,540	14,834,701	3,725,353
Shares owned, beginning of period	794,507	24,159	878,647	346,682	29,646,647	3,829,122
Shares owned, end of period	704,299	20,753	816,687	442,222	44,481,348	7,554,475
Cost of shares acquired (000's)	$375	$114	$2,352	$3,301	$100,560	$117,369
Proceeds from sales (000's)	$546	$283	$4,880	$1,351	$17,151	$8,103
Fund Name	Oppenheimer High Income Fund/VA SC	Van Eck Global Hard Asset	Invesco Van Kampen VI Capital Growth	Invesco Van Kampen VI Comstock	Invesco Van Kampen VI Growth & Income	Invesco Van Kampen VI Mid-Cap Growth II
Shares purchased	82,338	(1)	770	48,458	73,280	1,099,093
Shares received from reinvestment of dividends	93,499	257	0	65,532	39,297	0
Total shares acquired	175,837	256	770	113,990	112,577	1,099,093
Shares redeemed	(393,839)	(1,354)	(54,030)	(943,358)	(674,300)	(1,250,108)
Net increase (decrease) in shares owned	(218,002)	(1,097)	(53,260)	(829,368)	(561,723)	(151,015)
Shares owned, beginning of period	1,031,890	10,968	260,135	4,501,505	3,140,881	7,944,796
Shares owned, end of period	813,888	9,870.61	206,875	3,672,137	2,579,158	7,793,781
Cost of shares acquired (000's)	$360	$10	$26	$1,379	$1,994	$4,262
Proceeds from sales (000's)	$808	$50	$1,845	$10,979	$12,392	$5,137

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

5.  INVESTMENTS — (Continued)

Fund Name	Invesco Van Kampen VI Equity and Income II	Invesco Van Kampen VI Government II	Invesco Van Kampen VI Capital Growth II	Invesco Van Kampen VI Comstock II	Invesco Van Kampen VI Growth & Income II	Invesco Van Kampen VI Global Tactical Asset Alloc II
Shares purchased	2,716,901	566,277	5,456	4,103,058	6,588,924	90,905
Shares received from reinvestment of dividends	163,970	583,407	0	151,801	164,899	72,804
Total shares acquired	2,880,871	1,149,684	5,456	4,254,859	6,753,823	163,709
Shares redeemed	(1,450,309)	(14,352,217)	(30,836)	(1,677,590)	(848,999)	(386,645)
Net increase (decrease) in shares owned	1,430,562	(13,202,533)	(25,380)	2,577,269	5,904,824	(222,936)
Shares owned, beginning of period	8,968,548	13,202,533	148,385	11,323,925	9,442,013	222,936
Shares owned, end of period	10,399,110	0	123,005	13,901,194	15,346,837	0
Cost of shares acquired (000's)	$40,167	$10,369	$180	$49,216	$122,205	$1,987
Proceeds from sales (000's)	$20,187	$127,823	$1,054	$19,575	$15,659	$4,234
Fund Name	Invesco Van Kampen VI International Growth Equity II	Invesco Van Kampen VI Mid Cap Value II	Invesco VI Balanced Risk Allocation II	Invesco VI Government Securities II	Invesco VI International Growth II	UIF Global Real Estate II
Shares purchased	16,134	154,044	627,356	10,895,796	228,055	636,849
Shares received from reinvestment of dividends	22,120	994	0	0	—	21,459
Total shares acquired	38,254	155,038	627,356	10,895,796	228,055	658,308
Shares redeemed	(722,621)	(40,108)	(69,458)	(1,783,660)	(22,790)	(95,492)
Net increase (decrease) in shares owned	(684,367)	114,930	557,898	9,112,136	205,265	562,816
Shares owned, beginning of period	684,367	55,631				435,909
Shares owned, end of period	0	170,561	557,898	9,112,136	205,265	998,725
Cost of shares acquired (000's)	$363	$1,953	$6,822	$126,658	$6,946	$5,313
Proceeds from sales (000's)	$6,959	$496	$772	$21,609	$620	$764

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

5.  INVESTMENTS — (Continued)

Fund Name	Lord Abbett Growth & Income	Lord Abbett Bond Debenture	Lord Abbett Mid Cap Value	Lord Abbett Growth Opportunities	Lord Abbett Capital Structure	Lord Abbett International Opportunities
Shares purchased	673,156	8,501,355	319,477	158,207	285,129	663,401
Shares received from reinvestment of dividends	41,562	1,624,457	12,265	479,490	107,528	38,044
Total shares acquired	714,719	10,125,812	331,742	637,698	392,657	701,445
Shares redeemed	(1,024,802)	(2,885,782)	(1,302,287)	(324,820)	(820,610)	(594,937)
Net increase (decrease) in shares owned	(310,084)	7,240,030	(970,545)	312,877	(427,953)	106,508
Shares owned, beginning of period	5,622,117	17,775,518	6,416,417	1,803,254	4,142,594	3,274,947
Shares owned, end of period	5,312,033	25,015,548	5,445,872	2,116,131	3,714,641	3,381,455
Cost of shares acquired (000's)	$16,486	$123,347	$5,442	$8,711	$5,251	$5,768
Proceeds from sales (000's)	$23,931	$35,427	$21,919	$5,724	$11,114	$4,930
Fund Name	Lord Abbett Classic Stock	Lord Abbett Series Fundamental Equity VC	Fidelity Index 500 Portfolio SC2	Fidelity Growth Portfolio SC2	Fidelity Contrafund Portfolio SC2	Fidelity Mid Cap SC2
Shares purchased	272,973	2,650,984	93,857	11,882	1,572,809	1,647,798
Shares received from reinvestment of dividends	6,715	155,178	10,223	372	45,189	7,037
Total shares acquired	279,688	2,806,163	104,080	12,253	1,617,998	1,654,835
Shares redeemed	(99,100)	(110,354)	(58,145)	(20,940)	(601,602)	(228,662)
Net increase (decrease) in shares owned	180,589	2,695,809	45,935	(8,687)	1,016,396	1,426,173
Shares owned, beginning of period	680,663	1,675,059	223,985	83,325	4,279,109	1,845,045
Shares owned, end of period	861,252	4,370,868	269,920	74,638	5,295,505	3,271,218
Cost of shares acquired (000's)	$3,302	$48,597	$13,385	$462	$37,945	$51,155
Proceeds from sales (000's)	$1,163	$1,923	$7,623	$808	$14,231	$7,198
Fund Name	Fidelity Equity Income SC2	Fidelity Invest Grade Bonds SC2	Fidelity Freedom Fund - 2015 Maturity SC2	Fidelity Freedom Fund - 2020 Maturity SC2	Franklin Flex Cap Growth Securities	Franklin Income Securities
Shares purchased	48,688	2,287,136	9,346	7,114	415,292	2,622,238
Shares received from reinvestment of dividends	13,082	401,347	2,318	3,924	0	554,101
Total shares acquired	61,770	2,688,483	11,664	11,038	415,292	3,176,339
Shares redeemed	(83,717)	(808,679)	(11,025)	(13,256)	(120,447)	(1,508,013)
Net increase (decrease) in shares owned	(21,947)	1,879,804	639	(2,218)	294,845	1,668,326
Shares owned, beginning of period	553,313	5,637,270	95,678	166,387	653,223	8,853,968
Shares owned, end of period	531,366	7,517,074	96,317	164,169	948,068	10,522,294
Cost of shares acquired (000's)	$1,149	$34,293	$123	$114	$5,272	$46,478
Proceeds from sales (000's)	$1,594	$10,422	$119	$142	$1,536	$22,104

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

5.  INVESTMENTS — (Continued)

Fund Name	Franklin Rising Dividend Securities	Franklin Small-Mid Cap Growth Securities	Franklin Small Cap Value Securities CL 2	Franklin US Government Fund	Templeton Growth Securities	Templeton Foreign Securities
Shares purchased	3,175,075	281,962	1,269,407	8,669,646	4,958,506	2,442,529
Shares received from reinvestment of dividends	125,716	0	9,537	537,847	113,257	106,081
Total shares acquired	3,300,791	281,962	1,278,944	9,207,494	5,071,763	2,548,610
Shares redeemed	(993,279)	(115,962)	(80,143)	(1,705,441)	(706,976)	(671,014)
Net increase (decrease) in shares owned	2,307,512	166,000	1,198,801	7,502,053	4,364,787	1,877,596
Shares owned, beginning of period	7,128,524	527,985	815,859	12,667,310	7,016,870	5,590,149
Shares owned, end of period	9,436,036	693,985	2,014,660	20,169,363	11,381,657	7,467,744
Cost of shares acquired (000's)	$62,839	$6,093	$20,007	$121,658	$55,008	$35,445
Proceeds from sales (000's)	$18,939	$2,503	$1,267	$22,563	$7,901	$9,558
Fund Name	Templeton Global Bond Securities Fund II	Mutual Shares Securities	American Asset Allocation Fund Class 2	Legg Mason ClearBridge Variable Mid Cap Core II	Legg Mason ClearBridge Variable Small Cap Growth II	PIMCO VIT Long-Term US Government Advisor
Shares purchased	3,582,985	10,552,629	856,671	928,901	99,941	401,831
Shares received from reinvestment of dividends	334,057	557,346	67,433	0	2,415	19,607
Total shares acquired	3,917,041	11,109,974	924,104	928,901	102,356	421,438
Shares redeemed	(551,300)	(1,270,134)	(281,082)	(69,685)	(21,209)	(128,793)
Net increase (decrease) in shares owned	3,365,741	9,839,840	643,022	859,216	81,147	292,645
Shares owned, beginning of period	3,820,786	14,926,250	2,881,424	535,157	57,964	241,306
Shares owned, end of period	7,186,527	24,766,090	3,524,446	1,394,373	139,111	533,951
Cost of shares acquired (000's)	$75,214	$175,239	$15,071	$12,165	$1,608	$5,131
Proceeds from sales (000's)	$10,552	$20,051	$4,624	$916	$339	$1,567
Fund Name	PIMCO VIT Low Duration Advisor	PIMCO VIT Real Return Advisor	PIMCO VIT Short-Term Advisor	PIMCO VIT Total Return Advisor	Royce Capital Fund Micro-Cap SC	Royce Capital Fund Small-Cap SC
Shares purchased	2,673,959	6,070,232	2,047,269	22,279,724	892,160	4,343,000
Shares received from reinvestment of dividends	43,922	388,089	21,990	1,268,096	32,697	21,045
Total shares acquired	2,717,881	6,458,321	2,069,260	23,547,820	924,857	4,364,044
Shares redeemed	(418,180)	(493,741)	(717,573)	(1,183,639)	(106,863)	(194,415)
Net increase (decrease) in shares owned	2,299,701	5,964,581	1,351,686	22,364,181	817,994	4,169,630
Shares owned, beginning of period	1,665,165.03	3,456,239.02	1,337,389.01	16,590,376	419,387	2,732,593
Shares owned, end of period	3,964,866	9,420,820	2,689,075	38,954,557	1,237,381	6,902,223
Cost of shares acquired (000's)	$28,434	$88,637	$21,069	$262,891	$10,725	$44,911
Proceeds from sales (000's)	$4,376	$6,918	$7,308	$13,218	$1,288	$1,996

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

6.  FINANCIAL HIGHLIGHTS

	As of December 31, 2011				For the Year Ended December 31, 2011
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Fund Name	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Goldman Sachs Large Cap Value	4,851	$10.49	$20.30	$71,380	1.13%	0.70%	1.80%	–8.72%	–7.61%
Goldman Sachs Strategic International Equity	4,086	$8.74	$14.73	$45,166	3.15%	0.70%	1.80%	–16.57%	–15.56%
Goldman Sachs Structured US Equity	1,831	$9.72	$25.77	$37,339	1.61%	0.70%	1.80%	2.18%	3.42%
Goldman Sachs Structured Small Cap Equity	1,524	$11.22	$27.90	$35,850	0.75%	0.70%	1.80%	–1.13%	0.07%
Goldman Sachs Strategic Growth	2,989	$9.74	$22.19	$42,343	0.42%	0.70%	1.80%	–4.36%	–3.20%
Goldman Sachs Mid Cap Value	748	$14.88	$16.28	$11,673	0.71%	0.70%	1.80%	–9.32%	–6.94%
Goldman Sachs Strategic Growth SC	6,533	$9.40	$14.49	$72,429	0.29%	0.70%	1.80%	–4.51%	11.41%
Goldman Sachs Large Cap Value Fund SC	14,330	$7.96	$13.03	$128,115	1.30%	0.70%	1.80%	–8.84%	15.05%
Goldman Sachs Strategic International Equity SC	6,613	$6.94	$12.53	$49,408	3.26%	0.70%	1.80%	–16.60%	5.03%
Goldman Sachs Structured Small Cap Equity SC	1,906	$11.37	$17.74	$22,611	0.54%	0.70%	1.80%	–1.24%	–0.29%
Goldman Sachs Structured US Equity SC	61	$9.20	$14.86	$786	1.50%	0.70%	1.80%	2.19%	3.17%
Goldman Sachs VIT Growth Opportunities SC	4,755	$9.39	$12.34	$55,346	0.00%	0.70%	1.80%	–5.60%	18.47%
Goldman Sachs Mid Cap Value SC	4,180	$9.05	$10.30	$42,503	0.90%	0.70%	1.80%	–8.18%	15.43%
Calvert VP SRI Balanced	136	$11.72	$14.80	$1,948	1.17%	0.70%	1.80%	2.69%	3.84%
MFS Growth Series IC	317	$10.23	$16.59	$4,957	0.19%	0.70%	1.80%	–2.11%	–1.02%
MFS Research IC	530	$11.05	$14.77	$7,498	0.85%	0.70%	1.80%	–2.24%	–1.15%
MFS Investors Trust IC	683	$10.36	$13.86	$8,958	0.90%	0.70%	1.80%	–3.94%	–2.86%
MFS Total Return IC	2,112	$15.57	$18.92	$37,517	2.53%	0.70%	1.80%	–0.05%	1.06%
MFS New Discovery IC	132	$17.94	$23.59	$2,938	0.00%	0.70%	1.80%	–11.88%	–10.89%
MFS Utilities IC	232	$23.57	$25.94	$5,840	3.20%	0.70%	1.80%	4.87%	6.04%
MFS Investors Growth Stock IC	379	$6.54	$7.44	$2,612	0.54%	0.70%	1.80%	–1.23%	–0.12%
MFS Growth Series SC	1,117	$9.43	$16.24	$15,716	0.02%	0.70%	1.80%	–5.51%	11.21%
MFS Research SC	252	$9.49	$14.93	$3,279	0.66%	0.70%	1.80%	–4.95%	14.32%
MFS Investors Trust SC	2,944	$9.30	$13.88	$36,771	0.84%	0.70%	1.80%	–6.88%	13.23%
MFS Total Return SC	5,387	$9.78	$18.51	$80,275	2.40%	0.70%	1.80%	–2.10%	8.45%
MFS New Discovery SC	3,072	$8.39	$23.08	$59,039	0.00%	0.70%	1.80%	–15.96%	13.86%
MFS Utilities SC	1,662	$9.62	$25.37	$34,035	3.16%	0.70%	1.80%	–3.67%	11.28%
MFS Investors Growth Stock SC	7,725	$6.40	$14.96	$58,494	0.26%	0.70%	1.80%	–5.25%	10.80%
MFS VIT Research Bond SC	24,788	$10.10	$11.33	$275,699	2.88%	0.70%	1.80%	0.66%	5.84%
MFS VIT Value SC	14,747	$9.59	$11.43	$162,861	1.41%	0.70%	1.80%	–2.15%	14.37%
Oppenheimer Money Fund/VA	57,856	$0.97	$11.22	$75,329	0.01%	0.70%	1.80%	–1.78%	–0.04%
Oppenheimer Small & Mid Cap Fund/VA	221	$9.10	$13.42	$2,878	0.00%	0.70%	1.80%	–0.72%	0.39%
Oppenheimer Capital Appreciation Fund/VA	675	$10.98	$16.23	$10,037	0.38%	0.70%	1.80%	–2.92%	–1.84%
Oppenheimer Main Street Fund/VA	974	$10.25	$13.55	$12,467	0.88%	0.70%	1.80%	–1.81%	–0.71%
Oppenheimer Global Strategic Income Fund/VA	1,198	$18.16	$20.11	$22,886	3.43%	0.70%	1.80%	–0.95%	0.15%
Oppenheimer Global Securites Fund/VA	546	$18.62	$23.60	$11,939	1.29%	0.70%	1.80%	–9.94%	–8.93%
Oppenheimer High Income Fund/VA	339	$3.77	$4.03	$1,338	9.28%	0.70%	1.80%	–4.09%	–3.02%
Oppenheimer Small & Mid Cap Fund/VA SC	79	$8.90	$16.56	$951	0.00%	0.70%	1.80%	–9.93%	0.23%
Oppenheimer Capital Appreciation Fund/VA SC	2,762	$9.36	$15.90	$32,178	0.11%	0.70%	1.80%	–6.31%	12.57%
Oppenheimer Main Street Fund/VA SC	721	$9.73	$14.78	$9,079	0.52%	0.70%	1.80%	–2.55%	14.14%

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31, 2011				For the Year Ended December 31, 2011
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Fund Name	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Oppenheimer Global Strategic Income Fund/VA SC	14,618	$9.48	$19.68	$244,206	2.44%	0.70%	1.80%	–5.09%	1.91%
Oppenheimer Global Securites Fund/VA SC	11,057	$8.73	$23.13	$205,559	0.82%	0.70%	1.80%	–12.56%	9.77%
Oppenheimer High Income Fund/VA SC	369	$3.21	$14.57	$1,555	9.93%	0.70%	1.80%	–8.28%	–3.14%
Van Eck Global Hard Asset	7	$39.71	$42.74	$304	1.24%	0.70%	1.80%	–17.95%	–17.03%
Invesco Van Kampen VI Capital Growth	1,327	$4.65	$5.29	$6,599	0.00%	0.70%	1.80%	–7.86%	–6.83%
Invesco Van Kampen VI Comstock	2,679	$14.50	$16.49	$41,576	1.68%	0.70%	1.80%	–3.60%	–2.53%
Invesco Van Kampen VI Growth & Income	3,264	$13.14	$14.94	$45,833	1.20%	0.70%	1.80%	–3.77%	–2.69%
Invesco Van Kampen VI Mid-Cap Growth II	2,587	$5.45	$16.67	$28,681	0.00%	0.70%	1.80%	–10.99%	14.28%
Invesco Van Kampen VI Equity and Income II	9,741	$9.56	$15.68	$141,743	1.71%	0.70%	1.80%	–4.23%	10.82%
Invesco Van Kampen VI Government II	—	$10.39	$12.46	$—	13.06%	0.70%	1.80%	0.46%	0.86%
Invesco Van Kampen VI Capital Growth II	579	$4.56	$15.92	$3,856	0.00%	0.70%	1.80%	–12.54%	–6.95%
Invesco Van Kampen VI Comstock II	10,576	$9.37	$16.14	$156,807	1.27%	0.70%	1.80%	–6.17%	15.21%
Invesco Van Kampen VI Growth & Income II	19,913	$9.48	$14.61	$272,251	1.19%	0.70%	1.80%	–5.02%	15.13%
Invesco Van Kampen VI Global Tactical Asset Alloc II	—	$10.93	$11.48	$—	1.41%	0.70%	1.80%	3.01%	3.38%
Invesco Van Kampen VI International Growth Equity II	—	$8.84	$17.15	$—	10.41%	0.70%	1.80%	8.88%	9.26%
Invesco Van Kampen VI Mid Cap Value II	177	$9.56	$12.70	$2,171	0.72%	0.70%	1.80%	–0.88%	20.40%
Invesco VI Balanced Risk Allocation II	542	$10.31	$12.21	$6,410	0.00%	0.70%	1.80%	4.87%	6.36	%(a)
Invesco VI Government Securities II	10,539	$10.16	$10.73	$112,899	0.00%	0.70%	1.80%	–0.26%	6.20	%(a)
Invesco VI International Growth II	613	$8.70	$8.77	$5,353	0.00%	0.70%	1.80%	–16.04%	–15.44	%(a)
UIF Global Real Estate II	751	$8.50	$16.06	$7,311	3.29%	0.70%	1.80%	–11.68%	11.75%
Lord Abbett Growth & Income	10,172	$9.25	$13.84	$117,661	0.72%	0.70%	1.80%	–7.77%	13.60%
Lord Abbett Bond Debenture	17,605	$9.80	$18.92	$291,184	6.48%	0.70%	1.80%	1.01%	6.07%
Lord Abbett Mid Cap Value	6,435	$9.04	$15.82	$86,373	0.20%	0.70%	1.80%	–5.73%	18.78%
Lord Abbett Growth Opportunities	1,614	$8.63	$16.67	$25,880	0.00%	0.70%	1.80%	–13.59%	16.15%
Lord Abbett Capital Structure	3,127	$9.54	$16.84	$48,403	2.64%	0.70%	1.80%	–4.41%	12.17%
Lord Abbett International Opportunities	2,783	$7.95	$15.18	$24,685	0.98%	0.70%	1.80%	–17.15%	5.42%
Lord Abbett Classic Stock	910	$9.07	$13.18	$9,655	0.81%	0.70%	1.80%	–9.71%	15.63%
Lord Abbett Series Fundamental Equity VC	6,277	$9.18	$11.79	$71,068	0.29%	0.70%	1.80%	–6.11%	16.28%
Fidelity Index 500 Portfolio SC2	3,075	$9.65	$15.17	$34,615	1.92%	0.70%	1.80%	0.06%	14.64%
Fidelity Growth Portfolio SC2	239	$9.88	$15.83	$2,727	0.12%	0.70%	1.80%	–1.68%	–0.63%
Fidelity Contrafund Portfolio SC2	9,977	$9.26	$15.26	$119,890	0.88%	0.70%	1.80%	–4.43%	12.58%
Fidelity Mid Cap SC2	6,959	$8.86	$17.33	$93,489	0.03%	0.70%	1.80%	–12.36%	9.65%
Fidelity Equity Income SC2	848	$9.07	$15.41	$9,782	2.29%	0.70%	1.80%	–1.00%	0.05%
Fidelity Investment Grade Bonds SC2	7,383	$10.13	$13.85	$95,617	3.39%	0.70%	1.80%	0.42%	6.40%
Fidelity Freedom Fund - 2015 Maturity SC2	91	$10.12	$13.79	$996	1.84%	0.70%	1.80%	–2.15%	–1.11%
Fidelity Freedom Fund - 2020 Maturity SC2	139	$9.81	$14.34	$1,670	1.95%	0.70%	1.80%	–2.87%	–1.83%
Franklin Flex Cap Growth Securities	1,022	$9.25	$14.43	$11,462	0.00%	0.70%	1.80%	–6.42%	11.49%
Franklin Income Securities	11,892	$9.64	$15.24	$150,680	5.65%	0.70%	1.80%	0.65%	9.30%
Franklin Rising Dividend Securities	15,496	$10.12	$15.93	$185,418	1.50%	0.70%	1.80%	2.40%	15.29%

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31, 2011				For the Year Ended December 31, 2011
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Fund Name	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Franklin Small-Mid Cap Growth Securities	1,210	$9.19	$16.43	$14,220	0.00%	0.70%	1.80%	–6.44%	16.32%
Franklin Small Cap Value Securities CL 2	2,636	$9.66	$12.43	$31,288	0.67%	0.70%	1.80%	–5.39%	25.15%
Franklin US Government Fund	22,659	$10.10	$12.64	$270,669	3.14%	0.70%	1.80%	0.10%	5.05%
Templeton Growth Securities	12,715	$8.12	$13.83	$115,070	1.30%	0.70%	1.80%	–8.55%	10.99%
Templeton Foreign Securities	9,254	$8.47	$13.56	$93,795	1.70%	0.70%	1.80%	–12.15%	7.38%
Templeton Global Bond Securities Fund II	9,357	$9.21	$14.97	$130,435	5.43%	0.70%	1.80%	–2.55%	1.99%
Mutual Shares Securities	37,146	$9.18	$14.27	$380,902	2.58%	0.70%	1.80%	–2.72%	13.40%
American Asset Allocation Fund Class 2	4,795	$10.04	$13.91	$56,603	2.03%	0.70%	1.80%	–0.42%	0.75%
Legg Mason ClearBridge Variable Mid Cap Core II	1,524	$9.10	$12.08	$17,750	0.00%	0.70%	1.80%	–5.77%	20.74%
Legg Mason ClearBridge Variable Small Cap Growth II	169	$9.51	$13.20	$2,110	0.00%	0.70%	1.80%	–0.70%	22.40%
PIMCO VIT Long-Term US Government Advisor	547	$10.59	$13.79	$7,144	2.54%	0.70%	1.80%	–1.27%	26.94%
PIMCO VIT Low Duration Advisor	3,962	$9.84	$10.60	$41,152	1.56%	0.70%	1.80%	–0.70%	0.66%
PIMCO VIT Real Return Advisor	11,142	$10.15	$12.07	$131,420	1.86%	0.70%	1.80%	0.39%	10.89%
PIMCO VIT Short-Term Advisor	2,725	$9.86	$10.15	$27,210	0.85%	0.70%	1.80%	–1.29%	0.12%
PIMCO VIT Total Return Advisor	39,540	$9.93	$11.06	$429,278	2.55%	0.70%	1.80%	0.84%	2.88%
Royce Capital Fund Micro-Cap SC	1,124	$8.52	$11.96	$12,807	3.55%	0.70%	1.80%	–13.74%	14.58%
Royce Capital Fund Small-Cap SC	6,047	$9.38	$11.81	$68,884	0.42%	0.70%	1.80%	–5.19%	14.45%

*These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessd by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.

**These ratios represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items in the expense ratio. The total return does not include any expenses assessed through the redemption of uniots; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

(a)  Start date May 2, 2011

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31, 2010				For the Year Ended December 31, 2010
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Fund Name	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Goldman Sachs Large Cap Value	5,955	$11.41	$22.11	$95,354	0.77%	0.70%	1.80%	9.20%	10.53%
Goldman Sachs Strategic International Equity	4,726	$10.40	$17.56	$62,541	1.48%	0.70%	1.80%	8.38%	9.70%
Goldman Sachs Structured US Equity	2,229	$9.44	$25.08	$44,113	1.41%	0.70%	1.80%	10.82%	12.17%
Goldman Sachs Structured Small Cap Equity	1,918	$11.33	$28.06	$45,185	0.53%	0.70%	1.80%	27.78%	29.34%
Goldman Sachs Strategic Growth	3,559	$10.11	$23.07	$52,655	0.41%	0.70%	1.80%	8.75%	10.07%
Goldman Sachs Mid Cap Value	916	$16.18	$17.51	$15,415	0.66%	0.70%	1.80%	7.68%	24.25%
Goldman Sachs Strategic Growth SC	2,907	$10.03	$15.04	$34,837	0.35%	0.70%	1.80%	4.45%	9.72%
Goldman Sachs Large Cap Value Fund SC	9,323	$8.72	$14.17	$88,482	0.76%	0.70%	1.80%	1.84%	10.11%
Goldman Sachs Strategic International Equity SC	6,375	$8.30	$14.89	$56,109	1.35%	0.70%	1.80%	8.27%	9.33%
Goldman Sachs Structured Small Cap Equity SC	2,223	$11.51	$17.81	$26,462	0.32%	0.70%	1.80%	27.73%	28.96%
Goldman Sachs Structured US Equity SC	66	$9.00	$14.42	$827	1.38%	0.70%	1.80%	10.75%	11.81%
Goldman Sachs VIT Growth Opportunities SC	1,404	$11.01	$12.93	$17,346	0.00%	0.70%	1.80%	8.04%	18.65%
Goldman Sachs Mid Cap Value SC	1,068	$11.02	$11.11	$11,820	1.13%	0.70%	1.80%	7.41%	8.14	%(a)
Calvert VP SRI Balanced	175	$11.34	$14.33	$2,435	1.37%	0.70%	1.80%	9.58%	10.81%
MFS Growth Series IC	360	$10.37	$16.85	$5,745	0.12%	0.70%	1.80%	13.27%	14.53%
MFS Research IC	609	$11.22	$15.03	$8,787	0.95%	0.70%	1.80%	13.82%	15.09%
MFS Investors Trust IC	871	$10.70	$14.34	$11,833	1.22%	0.70%	1.80%	9.10%	10.32%
MFS Total Return IC	2,602	$15.47	$18.82	$46,005	2.82%	0.70%	1.80%	7.95%	9.16%
MFS New Discovery IC	145	$20.22	$26.62	$3,647	0.00%	0.70%	1.80%	33.89%	35.38%
MFS Utilities IC	268	$22.32	$24.59	$6,398	3.36%	0.70%	1.80%	11.76%	13.01%
MFS Investors Growth Stock IC	451	$6.63	$7.45	$3,124	0.48%	0.70%	1.80%	10.45%	11.69%
MFS Growth Series SC	448	$10.18	$16.54	$6,377	0.00%	0.70%	1.80%	5.99%	14.33%
MFS Research SC	205	$11.01	$15.16	$2,721	0.63%	0.70%	1.80%	5.92%	14.95%
MFS Investors Trust SC	1,345	$10.51	$14.33	$17,655	0.72%	0.70%	1.80%	2.52%	10.22%
MFS Total Return SC	5,583	$12.13	$18.45	$81,959	2.52%	0.70%	1.80%	3.05%	8.98%
MFS New Discovery SC	1,964	$15.65	$26.11	$41,808	0.00%	0.70%	1.80%	19.40%	35.13%
MFS Utilities SC	1,190	$15.08	$24.12	$23,103	2.77%	0.70%	1.80%	9.64%	12.83%
MFS Investors Growth Stock SC	8,583	$6.50	$15.02	$65,193	0.28%	0.70%	1.80%	5.23%	11.48%
MFS VIT Research Bond SC	10,863	$10.34	$10.70	$115,145	1.62%	0.70%	1.80%	2.55%	6.56%
MFS VIT Value SC	6,297	$10.42	$11.55	$71,364	0.69%	0.70%	1.80%	2.80%	10.55%
Oppenheimer Money Fund/VA	32,570	$0.98	$11.28	$48,336	0.03%	0.70%	1.80%	–1.77%	–0.55%
Oppenheimer Small & Mid Cap Fund/VA	258	$9.10	$13.44	$3,367	0.00%	0.70%	1.80%	25.18%	26.57%
Oppenheimer Capital Appreciation Fund/VA	825	$11.24	$16.63	$12,572	0.19%	0.70%	1.80%	7.45%	8.65%
Oppenheimer Main Street Fund/VA	1,195	$10.37	$13.72	$15,501	1.15%	0.70%	1.80%	14.02%	15.30%
Oppenheimer Global Strategic Income Fund/VA	1,556	$18.34	$20.08	$29,884	8.72%	0.70%	1.80%	12.90%	14.16%
Oppenheimer Global Securites Fund/VA	635	$20.53	$26.06	$15,359	1.48%	0.70%	1.80%	13.88%	15.15%
Oppenheimer High Income Fund/VA	413	$3.94	$4.18	$1,692	6.61%	0.70%	1.80%	12.75%	14.01%
Oppenheimer Small & Mid Cap Fund/VA SC	92	$8.92	$16.55	$1,098	0.00%	0.70%	1.80%	24.88%	26.40%
Oppenheimer Capital Appreciation Fund/VA SC	2,976	$10.83	$16.32	$35,135	0.00%	0.70%	1.80%	4.49%	8.49%
Oppenheimer Main Street Fund/VA SC	567	$10.23	$14.95	$7,180	0.82%	0.70%	1.80%	6.81%	15.13%

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31, 2010				For the Year Ended December 31, 2010
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Fund Name	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Oppenheimer Global Strategic Income Fund/VA SC	10,112	$12.33	$19.69	$168,404	7.14%	0.70%	1.80%	7.36%	14.08%
Oppenheimer Global Securites Fund/VA SC	6,064	$15.02	$25.61	$115,021	0.76%	0.70%	1.80%	7.69%	15.01%
Oppenheimer High Income Fund/VA SC	519	$3.35	$15.08	$2,207	6.13%	0.70%	1.80%	12.39%	13.76%
Van Eck Global Hard Asset	8	$48.06	$51.80	$413	0.40%	0.70%	1.80%	26.91%	28.33%
Invesco Van Kampen VI Capital Growth	1,649	$5.05	$5.68	$8,845	0.00%	0.70%	1.80%	17.69%	19.01%
Invesco Van Kampen VI Comstock	3,296	$15.05	$16.92	$52,709	0.14%	0.70%	1.80%	13.89%	15.17%
Invesco Van Kampen VI Growth & Income	3,985	$13.65	$15.35	$57,789	0.11%	0.70%	1.80%	10.49%	11.73%
Invesco Van Kampen VI Mid-Cap Growth II	2,525	$6.12	$18.54	$32,256	0.00%	0.70%	1.80%	12.76%	26.51%
Invesco Van Kampen VI Equity and Income II	8,390	$13.02	$16.00	$126,004	1.95%	0.70%	1.80%	3.19%	11.36%
Invesco Van Kampen VI Government II	10,283	$10.33	$12.36	$121,331	0.20%	0.70%	1.80%	1.98%	4.26%
Invesco Van Kampen VI Capital Growth II	712	$4.96	$17.14	$4,957	0.00%	0.70%	1.80%	17.42%	18.85%
Invesco Van Kampen VI Comstock II	8,739	$12.20	$16.60	$132,160	0.12%	0.70%	1.80%	5.76%	15.00%
Invesco Van Kampen VI Growth & Income II	12,090	$12.72	$15.05	$173,470	0.08%	0.70%	1.80%	1.98%	11.52%
Invesco Van Kampen VI Global Tactical Asset Alloc II	265	$10.61	$11.11	$2,909	0.07%	0.70%	1.80%	6.37%	8.67%
Invesco Van Kampen VI International Growth Equity II	524	$8.11	$15.71	$6,235	1.45%	0.70%	1.80%	8.09%	9.24%
Invesco Van Kampen VI Mid Cap Value II	56	$10.86	$12.67	$708	0.59%	0.70%	1.80%	4.65%	21.45%
UIF Global Real Estate II	322	$9.70	$18.02	$3,662	9.30%	0.70%	1.80%	11.81%	21.58%
Lord Abbett Growth & Income	10,732	$11.47	$14.85	$133,652	0.57%	0.70%	1.80%	3.39%	16.71%
Lord Abbett Bond Debenture	13,248	$13.79	$18.25	$212,055	6.91%	0.70%	1.80%	5.26%	11.64%
Lord Abbett Mid Cap Value	7,525	$13.20	$16.61	$106,259	0.39%	0.70%	1.80%	9.25%	24.68%
Lord Abbett Growth Opportunities	1,759	$15.30	$18.66	$31,709	0.00%	0.70%	1.80%	8.28%	22.19%
Lord Abbett Capital Structure	3,552	$13.74	$16.93	$55,469	2.80%	0.70%	1.80%	5.47%	14.08%
Lord Abbett International Opportunities	2,681	$9.59	$18.15	$28,689	0.85%	0.70%	1.80%	14.66%	20.49%
Lord Abbett Classic Stock	700	$10.04	$14.46	$8,372	0.52%	0.70%	1.80%	3.28%	13.43%
Lord Abbett Series Fundamental Equity VC	2,432	$10.84	$12.42	$29,582	0.62%	0.70%	1.80%	5.43%	18.31%
Fidelity Index 500 Portfolio SC2	2,659	$9.86	$15.02	$29,411	1.87%	0.70%	1.80%	4.69%	14.04%
Fidelity Growth Portfolio SC2	264	$10.05	$15.96	$3,060	0.03%	0.70%	1.80%	21.82%	23.12%
Fidelity Contrafund Portfolio SC2	8,209	$10.43	$15.83	$100,516	1.13%	0.70%	1.80%	6.08%	16.23%
Fidelity Mid Cap SC2	3,915	$11.60	$19.65	$59,281	0.16%	0.70%	1.80%	12.89%	27.80%
Fidelity Equity Income SC2	897	$9.16	$15.44	$10,375	1.62%	0.70%	1.80%	13.03%	14.23%
Fidelity Investment Grade Bonds SC2	5,791	$10.38	$13.07	$71,030	3.78%	0.70%	1.80%	2.81%	6.90%
Fidelity Freedom Fund - 2015 Maturity SC2	91	$10.34	$13.97	$1,019	2.08%	0.70%	1.80%	10.93%	12.11%
Fidelity Freedom Fund - 2020 Maturity SC2	144	$10.10	$14.64	$1,755	2.11%	0.70%	1.80%	12.45%	13.64%
Franklin Flex Cap Growth Securities	667	$10.64	$15.28	$8,296	0.00%	0.70%	1.80%	8.06%	15.50%
Franklin Income Securities	10,473	$10.69	$15.00	$131,216	6.61%	0.70%	1.80%	5.08%	12.00%
Franklin Rising Dividend Securities	11,557	$10.28	$15.15	$134,159	1.57%	0.70%	1.80%	7.37%	19.92%
Franklin Small-Mid Cap Growth Securities	889	$10.87	$17.41	$11,368	0.00%	0.70%	1.80%	12.04%	26.86%

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31, 2010				For the Year Ended December 31, 2010
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Fund Name	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Franklin Small Cap Value Securities CL 2	1,049	$11.16	$12.99	$13,258	0.58%	0.70%	1.80%	5.47%	27.45%
Franklin US Government Fund	14,678	$10.25	$12.03	$166,068	3.10%	0.70%	1.80%	2.11%	4.65%
Templeton Growth Securities	7,507	$8.87	$14.98	$77,256	1.30%	0.70%	1.80%	4.18%	6.75%
Templeton Foreign Securities	6,895	$10.56	$15.30	$79,883	1.86%	0.70%	1.80%	6.62%	8.44%
Templeton Global Bond Securities Fund II	5,210	$10.45	$15.20	$74,467	1.35%	0.70%	1.80%	3.54%	13.46%
Mutual Shares Securities	21,814	$9.43	$14.54	$238,074	1.75%	0.70%	1.80%	2.75%	10.53%
American Asset Allocation Fund Class 2	3,823	$10.17	$13.84	$46,593	2.32%	0.70%	1.80%	5.82%	11.83%
Legg Mason ClearBridge Variable Mid Cap Core II	569	$11.24	$12.68	$7,107	0.00%	0.70%	1.80%	9.69%	21.33%
Legg Mason ClearBridge Variable Small Cap Growth II	69	$11.49	$13.14	$886	0.00%	0.70%	1.80%	11.74%	23.99%
PIMCO VIT Long-Term US Government Advisor	255	$10.31	$10.89	$2,652	3.32%	0.70%	1.80%	4.93%	10.83%
PIMCO VIT Low Duration Advisor	1,665	$10.18	$10.55	$17,384	1.64%	0.70%	1.80%	1.53%	4.55%
PIMCO VIT Real Return Advisor	4,217	$10.48	$10.88	$45,415	1.23%	0.70%	1.80%	2.68%	7.35%
PIMCO VIT Short-Term Advisor	1,351	$9.99	$10.17	$13,615	0.78%	0.70%	1.80%	–0.36%	1.40%
PIMCO VIT Total Return Advisor	17,262	$10.40	$10.75	$183,821	2.32%	0.70%	1.80%	3.10%	7.35%
Royce Capital Fund Micro-Cap SC	379	$11.84	$13.72	$5,087	3.38%	0.70%	1.80%	14.55%	29.12%
Royce Capital Fund Small-Cap SC	2,343	$10.97	$12.32	$28,364	0.23%	0.70%	1.80%	7.35%	19.54%

*These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessd by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.

**These ratios represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items in the expense ratio. The total return does not include any expenses assessed through the redemption of uniots; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

(a)  Start date May 3, 2010

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31, 2009				For the Year Ended December 31, 2009
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Fund Name	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Goldman Sachs Large Cap Value	7,050	$10.38	$20.14	$102,665	1.70%	0.70%	1.80%	7.26%	17.61%
Goldman Sachs Strategic International Equity	5,461	$9.53	$16.11	$66,642	1.80%	0.70%	1.80%	3.63%	27.92%
Goldman Sachs Structured US Equity	2,664	$8.46	$22.51	$47,291	1.93%	0.70%	1.80%	6.57%	20.42%
Goldman Sachs Structured Small Cap Equity	2,335	$8.86	$21.84	$42,564	1.15%	0.70%	1.80%	11.54%	26.91%
Goldman Sachs Strategic Growth	4,222	$9.23	$21.10	$57,200	0.44%	0.70%	1.80%	8.73%	46.86%
Goldman Sachs Mid Cap Value	1,113	$13.16	$14.10	$15,140	1.78%	0.70%	1.80%	9.67%	32.35%
Goldman Sachs Strategic Growth SC	780	$9.22	$13.72	$8,455	0.35%	0.70%	1.80%	8.60%	46.47%
Goldman Sachs Large Cap Value Fund SC	7,182	$7.99	$12.88	$59,900	2.26%	0.70%	1.80%	7.10%	27.28%
Goldman Sachs Strategic International Equity SC	6,034	$7.66	$13.63	$47,605	2.10%	0.70%	1.80%	3.52%	31.58%
Goldman Sachs Structured Small Cap Equity SC	2,494	$9.00	$13.83	$23,015	1.32%	0.70%	1.80%	11.40%	31.89%
Goldman Sachs Structured US Equity SC	54	$8.12	$12.91	$610	4.36%	0.70%	1.80%	6.58%	25.42%
Goldman Sachs VIT Growth Opportunities SC	15	$10.87	$10.90	$160	0.00%	0.70%	1.80%	10.97%	11.16	%(a)
Calvert VP SRI Balanced	197	$10.27	$13.01	$2,500	2.09%	0.70%	1.80%	4.69%	24.98%
MFS Growth Series IC	445	$9.09	$14.79	$6,223	0.33%	0.70%	1.80%	8.10%	36.71%
MFS Research IC	771	$9.79	$13.13	$9,740	1.54%	0.70%	1.80%	7.01%	29.63%
MFS Investors Trust IC	1,081	$9.74	$13.07	$13,402	1.75%	0.70%	1.80%	6.80%	26.01%
MFS Total Return IC	3,124	$14.23	$17.34	$50,952	3.96%	0.70%	1.80%	3.32%	17.20%
MFS New Discovery IC	166	$15.00	$19.78	$3,135	0.00%	0.70%	1.80%	11.66%	62.04%
MFS Utilities IC	352	$19.83	$21.88	$7,500	5.24%	0.70%	1.80%	9.31%	32.29%
MFS Investors Growth Stock IC	608	$6.00	$6.67	$3,807	0.74%	0.70%	1.80%	8.01%	38.58%
MFS Growth Series SC	361	$8.95	$14.56	$4,399	0.02%	0.70%	1.80%	8.08%	36.50%
MFS Research SC	146	$9.63	$13.21	$1,692	1.12%	0.70%	1.80%	6.94%	29.42%
MFS Investors Trust SC	401	$9.58	$13.03	$4,690	1.04%	0.70%	1.80%	6.73%	27.03%
MFS Total Return SC	5,167	$11.25	$17.05	$70,091	3.11%	0.70%	1.80%	3.20%	17.89%
MFS New Discovery SC	1,226	$11.71	$19.45	$18,647	0.00%	0.70%	1.80%	11.62%	61.95%
MFS Utilities SC	703	$13.44	$21.52	$12,561	4.02%	0.70%	1.80%	9.23%	32.07%
MFS Investors Growth Stock SC	8,802	$5.90	$13.50	$59,428	0.39%	0.70%	1.80%	7.92%	38.26%
MFS VIT Research Bond SC	512	$10.02	$10.04	$5,135	0.00%	0.70%	1.80%	0.15%	0.32	%(a)
MFS VIT Value SC	313	$10.43	$10.45	$3,269	0.00%	0.70%	1.80%	6.09%	6.27	%(a)
Oppenheimer Money Fund/VA	26,031	$0.99	$11.35	$39,701	0.39%	0.70%	1.80%	–1.48%	–0.10%
Oppenheimer Small & Mid Cap Fund/VA	307	$7.22	$10.68	$3,184	0.00%	0.70%	1.80%	9.68%	31.68%
Oppenheimer Capital Appreciation Fund/VA	1,023	$10.38	$15.39	$14,414	0.34%	0.70%	1.80%	9.53%	43.51%
Oppenheimer Main Street Fund/VA	1,463	$9.03	$11.96	$16,591	2.03%	0.70%	1.80%	6.76%	27.39%
Oppenheimer Global Strategic Income Fund/VA	1,886	$16.24	$17.59	$31,922	0.55%	0.70%	1.80%	0.92%	18.00%
Oppenheimer Global Securites Fund/VA	745	$17.90	$22.76	$15,790	2.41%	0.70%	1.80%	6.01%	38.79%
Oppenheimer High Income Fund/VA	501	$3.49	$3.69	$1,809	0.00%	0.70%	1.80%	3.43%	24.44%
Oppenheimer Small & Mid Cap Fund/VA SC	108	$7.09	$13.12	$1,009	0.00%	0.70%	1.80%	9.57%	31.47%
Oppenheimer Capital Appreciation Fund/VA SC	3,074	$10.09	$15.14	$33,237	0.00%	0.70%	1.80%	9.44%	43.29%
Oppenheimer Main Street Fund/VA SC	490	$8.93	$13.01	$5,321	1.44%	0.70%	1.80%	6.71%	27.23%
Oppenheimer Global Strategic Income Fund/VA SC	6,748	$10.86	$17.28	$103,033	0.18%	0.70%	1.80%	0.86%	17.87%

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31, 2009				For the Year Ended December 31, 2009
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Fund Name	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Oppenheimer Global Securites Fund/VA SC	2,125	$13.13	$22.41	$33,272	1.82%	0.70%	1.80%	5.90%	38.52%
Oppenheimer High Income Fund/VA SC	669	$2.97	$13.28	$2,444	0.00%	0.70%	1.80%	3.37%	26.88%
Van Eck Global Hard Asset	13	$37.60	$40.59	$493	0.24%	0.70%	1.80%	9.09%	56.43%
Van Eck VIP Real Estate	—	$18.86	$19.91	$—	0.00%	0.70%	1.80%	6.61%	42.38%
Invesco Van Kampen VI Capital Growth	2,047	$4.29	$4.77	$9,270	0.11%	0.70%	1.80%	10.16%	64.91%
Invesco Van Kampen VI Comstock	4,098	$13.21	$14.69	$—	4.87%	0.70%	1.80%	6.05%	27.88%
Invesco Van Kampen VI Growth & Income	4,887	$12.36	$13.74	$57,187	4.16%	0.70%	1.80%	5.31%	23.50%
Invesco Van Kampen VI Mid-Cap Growth II	981	$4.89	$14.68	$63,791	0.00%	0.70%	1.80%	8.95%	55.44%
Invesco Van Kampen VI Equity and Income II	7,483	$11.76	$14.38	$8,186	2.80%	0.70%	1.80%	4.21%	24.02%
Invesco Van Kampen VI Government II	10,640	$9.99	$11.85	$102,699	6.06%	0.70%	1.80%	–1.01%	1.08%
Invesco Van Kampen VI Capital Growth II	837	$4.22	$14.45	$121,179	0.00%	0.70%	1.80%	10.07%	64.65%
Invesco Van Kampen VI Comstock II	7,520	$10.66	$14.45	$4,993	4.32%	0.70%	1.80%	6.00%	30.99%
Invesco Van Kampen VI Growth & Income II	6,303	$11.47	$13.51	$—	3.61%	0.70%	1.80%	5.25%	30.26%
Invesco Van Kampen VI Global Tactical Asset Alloc II	6	$10.20	$10.22	$97,953	2.84%	0.70%	1.80%	3.26%	3.43	%(a)
Invesco Van Kampen VI International Growth Equity II	486	$7.51	$14.41	$81,924	0.58%	0.70%	1.80%	5.10%	36.69%
Invesco Van Kampen VI Mid Cap Value II	—	$10.41	$10.43	$59	0.00%	0.70%	1.80%	7.18%	7.37	%(a)
Van Kampen Enterprise	—	$3.72	$4.14	$5,061	3.83%	0.70%	1.80%	1.28%	2.41%
Van Kampen Enterprise II	—	$3.67	$9.24	$1,135	2.54%	0.70%	1.80%	1.14%	2.37%
UIF Global Real Estate II	118	$8.06	$14.85	$4	0.01%	0.70%	1.80%	5.04%	47.70%
Lord Abbett Growth & Income	10,957	$9.94	$12.75	$115,999	1.02%	0.70%	1.80%	5.40%	26.23%
Lord Abbett Bond Debenture	9,841	$12.45	$16.37	$145,488	7.64%	0.70%	1.80%	3.45%	33.50%
Lord Abbett Mid Cap Value	8,794	$10.68	$13.35	$99,744	0.51%	0.70%	1.80%	9.14%	28.38%
Lord Abbett Growth Opportunities	1,909	$12.66	$15.29	$28,263	0.00%	0.70%	1.80%	11.69%	44.67%
Lord Abbett Capital Structure	3,890	$12.11	$14.85	$53,743	3.59%	0.70%	1.80%	5.78%	22.67%
Lord Abbett International Opportunities	2,418	$8.04	$15.10	$20,445	1.92%	0.70%	1.80%	3.65%	46.99%
Lord Abbett Classic Stock	404	$8.94	$12.77	$4,229	1.37%	0.70%	1.80%	6.94%	24.75%
Lord Abbett Series Fundamental Equity VC	143	$10.47	$10.50	$1,497	0.39%	0.70%	1.80%	8.17%	8.36	%(a)
Fidelity Index 500 Portfolio SC2	2,421	$8.73	$13.20	$23,061	2.59%	0.70%	1.80%	7.03%	28.13%
Fidelity Growth Portfolio SC2	282	$8.25	$12.99	$2,619	0.24%	0.70%	1.80%	9.46%	27.20%
Fidelity Contrafund Portfolio SC2	6,990	$9.07	$13.64	$70,514	1.35%	0.70%	1.80%	8.23%	34.66%
Fidelity Mid Cap SC2	2,265	$9.39	$15.44	$25,088	0.58%	0.70%	1.80%	6.22%	38.91%
Fidelity Equity Income SC2	883	$8.11	$13.54	$8,765	2.96%	0.70%	1.80%	5.82%	30.71%
Fidelity Investment Grade Bonds SC2	4,030	$11.15	$12.28	$46,684	8.56%	0.70%	1.80%	0.02%	14.78%
Fidelity Freedom Fund - 2015 Maturity SC2	65	$9.32	$12.48	$662	5.24%	0.70%	1.80%	4.06%	24.27%
Fidelity Freedom Fund - 2020 Maturity SC2	116	$8.98	$12.91	$1,233	6.41%	0.70%	1.80%	4.98%	27.78%
Franklin Flex Cap Growth Securities	414	$9.31	$13.25	$4,444	0.00%	0.70%	1.80%	8.36%	32.17%
Franklin Income Securities	9,563	$10.60	$13.42	$106,124	7.96%	0.70%	1.80%	6.28%	34.78%
Franklin Rising Dividend Securities	8,406	$8.67	$12.65	$79,345	1.37%	0.70%	1.80%	6.09%	23.56%
Franklin Small-Mid Cap Growth Securities	652	$8.66	$13.75	$6,493	0.00%	0.70%	1.80%	9.11%	42.71%

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31, 2009				For the Year Ended December 31, 2009
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Fund Name	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Franklin Small Cap Value Securities CL 2	59	$10.17	$10.19	$600	0.00%	0.70%	1.80%	7.57%	7.75	%(a)
Franklin US Government Fund	6,841	$10.04	$11.49	$75,432	3.44%	0.70%	1.80%	–0.81%	2.48%
Templeton Growth Securities	4,487	$8.40	$14.06	$40,712	3.10%	0.70%	1.80%	6.38%	33.50%
Templeton Foreign Securities	5,441	$10.09	$14.23	$57,707	2.66%	0.70%	1.80%	4.47%	36.37%
Templeton Global Bond Securities Fund II	2,454	$11.34	$13.39	$31,626	12.90%	0.70%	1.80%	2.33%	17.97%
Mutual Shares Securities	11,447	$8.63	$13.18	$108,713	2.05%	0.70%	1.80%	4.54%	25.29%
American Asset Allocation Fund Class 2	2,288	$9.15	$12.40	$24,884	3.95%	0.70%	1.80%	5.91%	23.24%
Legg Mason ClearBridge Variable Mid Cap Core II	47	$10.42	$10.45	$488	0.00%	0.70%	1.80%	8.62%	8.80	%(a)
Legg Mason ClearBridge Variable Small Cap Growth II	7	$10.57	$10.60	$79	0.00%	0.70%	1.80%	11.37%	11.56	%(a)
PIMCO VIT Long-Term US Government Advisor	12	$9.41	$9.43	$117	0.88%	0.70%	1.80%	–3.50%	–3.34	%(a)
PIMCO VIT Low Duration Advisor	54	$10.07	$10.09	$539	0.42%	0.70%	1.80%	0.28%	0.45	%(a)
PIMCO VIT Real Return Advisor	204	$10.11	$10.14	$2,065	0.29%	0.70%	1.80%	0.36%	0.53	%(a)
PIMCO VIT Short-Term Advisor	36	$10.00	$10.03	$361	0.26%	0.70%	1.80%	–0.14%	0.03	%(a)
PIMCO VIT Total Return Advisor	950	$9.99	$10.02	$9,506	0.71%	0.70%	1.80%	0.03%	0.20	%(a)
Royce Capital Fund Micro-Cap SC	30	$10.60	$10.62	$318	0.00%	0.70%	1.80%	10.96%	11.15	%(a)
Royce Capital Fund Small-Cap SC	142	$10.28	$10.31	$1,466	0.00%	0.70%	1.80%	7.04%	7.23	%(a)

*These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessd by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.

**These ratios represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items in the expense ratio. The total return does not include any expenses assessed through the redemption of uniots; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

(a)  Start date November 2, 2009

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31, 2008				For the Year Ended December 31, 2008
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Fund Name	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Goldman Sachs Large Cap Value	8,277	$8.87	$17.23	$104,626	1.88%	0.70%	1.80%	–35.70%	–34.91%
Goldman Sachs Strategic International Equity	6,276	$7.49	$12.68	$60,831	3.08%	0.70%	1.80%	–46.93%	–46.28%
Goldman Sachs Structured US Equity	3,373	$7.06	$18.81	$50,399	1.46%	0.70%	1.80%	–38.13%	–37.38%
Goldman Sachs Structured Small Cap Equity	2,770	$7.06	$17.32	$40,302	0.65%	0.70%	1.80%	–35.21%	–34.42%
Goldman Sachs Strategic Growth	5,064	$6.32	$14.46	$47,943	0.12%	0.70%	1.80%	–42.81%	–42.11%
Goldman Sachs Mid Cap Value	1,326	$9.99	$10.67	$13,664	0.95%	0.70%	1.80%	–38.18%	–37.43%
Goldman Sachs Strategic Growth SC	207	$6.35	$8.57	$1,325	0.00%	0.70%	1.80%	–40.93%	11.19	%(a)
Goldman Sachs Large Cap Value Fund SC	2,273	$6.88	$9.36	$15,746	7.85%	0.70%	1.80%	–34.56%	9.79	%(a)
Goldman Sachs Strategic International Equity SC	2,207	$6.06	$9.34	$13,459	12.80%	0.70%	1.80%	–43.66%	14.55	%(a)
Goldman Sachs Structured Small Cap Equity SC	889	$7.18	$9.26	$6,421	2.70%	0.70%	1.80%	–30.78%	21.95	%(a)
Goldman Sachs Structured US Equity SC	2	$6.82	$9.37	$16	14.73%	0.70%	1.80%	–34.60%	12.00	%(a)
Calvert VP SRI Balanced	233	$8.25	$10.46	$2,372	2.18%	0.70%	1.80%	–32.56%	–31.80%
MFS Growth Series IC	555	$6.68	$10.88	$5,775	0.23%	0.70%	1.80%	–38.54%	–37.86%
MFS Research IC	1,024	$7.58	$10.18	$10,068	0.55%	0.70%	1.80%	–37.24%	–36.53%
MFS Investors Trust IC	1,411	$7.76	$10.43	$14,011	0.87%	0.70%	1.80%	–34.29%	–33.55%
MFS Total Return IC	3,938	$12.19	$14.87	$55,247	3.25%	0.70%	1.80%	–23.53%	–22.68%
MFS New Discovery IC	193	$9.29	$12.27	$2,259	0.00%	0.70%	1.80%	–40.42%	–39.75%
MFS Utilities IC	481	$15.05	$16.63	$7,786	1.57%	0.70%	1.80%	–38.79%	–38.11%
MFS Investors Growth Stock IC	759	$4.38	$4.81	$3,449	0.60%	0.70%	1.80%	–38.01%	–37.31%
MFS Growth Series SC	135	$6.59	$10.73	$1,084	0.00%	0.70%	1.80%	–38.67%	9.37%
MFS Research SC	108	$7.48	$10.04	$968	0.27%	0.70%	1.80%	–37.40%	11.57%
MFS Investors Trust SC	196	$7.66	$10.29	$1,752	0.53%	0.70%	1.80%	–34.46%	10.79%
MFS Total Return SC	4,274	$9.72	$14.66	$50,260	2.88%	0.70%	1.80%	–23.72%	7.98%
MFS New Discovery SC	556	$7.31	$12.09	$5,198	0.00%	0.70%	1.80%	–40.61%	21.62%
MFS Utilities SC	429	$10.23	$16.40	$6,489	1.33%	0.70%	1.80%	–38.93%	8.33%
MFS Investors Growth Stock SC	5,062	$4.32	$9.12	$24,832	0.23%	0.70%	1.80%	–38.11%	9.69%
Oppenheimer Money Fund/VA	31,725	$1.00	$11.38	$48,892	2.67%	0.70%	1.80%	0.01%	2.16%
Oppenheimer Small & Mid Cap Fund/VA	374	$5.50	$8.16	$2,961	0.00%	0.70%	1.80%	–49.98%	–49.42%
Oppenheimer Capital Appreciation Fund/VA	1,343	$7.26	$10.78	$13,323	0.15%	0.70%	1.80%	–46.50%	–45.90%
Oppenheimer Main Street Fund/VA	1,835	$7.12	$9.44	$16,474	0.23%	0.70%	1.80%	–39.58%	–38.90%
Oppenheimer Global Strategic Income Fund/VA	2,445	$13.92	$14.91	$35,314	5.35%	0.70%	1.80%	–15.75%	–14.81%
Oppenheimer Global Securites Fund/VA	978	$12.95	$16.49	$15,075	1.53%	0.70%	1.80%	–41.27%	–40.61%
Oppenheimer High Income Fund/VA	527	$2.83	$2.98	$1,539	4.53%	0.70%	1.80%	–79.06%	–78.82%
Oppenheimer Small & Mid Cap Fund/VA SC	80	$5.42	$8.39	$511	0.00%	0.70%	1.80%	–50.13%	13.13%
Oppenheimer Capital Appreciation Fund/VA SC	1,562	$7.12	$10.64	$11,936	4.44%	0.70%	1.80%	–46.64%	12.52%
Oppenheimer Main Street Fund/VA SC	380	$7.05	$9.36	$3,139	0.00%	0.70%	1.80%	–39.73%	14.43%
Oppenheimer Global Strategic Income Fund/VA SC	3,243	$9.28	$14.70	$44,127	4.02%	0.70%	1.80%	–16.02%	5.46%
Oppenheimer Global Securites Fund/VA SC	1,753	$9.53	$16.29	$20,125	1.81%	0.70%	1.80%	–41.41%	15.35%
Oppenheimer High Income Fund/VA SC	460	$2.40	$3.48	$1,263	10.22%	0.70%	1.80%	–78.96%	1.19%

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31, 2008				For the Year Ended December 31, 2008
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Fund Name	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Van Eck Global Hard Asset	12	$24.13	$26.09	$315	0.31%	0.70%	1.80%	–47.10%	–46.50%
Van Eck VIP Real Estate	16	$13.40	$14.06	$227	5.79%	0.70%	1.80%	–55.93%	–55.43%
Invesco Van Kampen VI Capital Growth	2,585	$2.63	$2.89	$7,130	0.54%	0.70%	1.80%	–49.91%	–49.34%
Invesco Van Kampen VI Comstock	5,341	$10.45	$11.49	$58,591	2.76%	0.70%	1.80%	–36.83%	–36.12%
Invesco Van Kampen VI Growth & Income	6,292	$10.12	$11.13	$66,832	2.26%	0.70%	1.80%	–33.26%	–32.51%
Invesco Van Kampen VI Mid-Cap Growth II	586	$3.19	$8.92	$2,642	0.00%	0.70%	1.80%	–47.79%	13.23%
Invesco Van Kampen VI Equity and Income II	7,391	$9.71	$11.82	$84,044	2.39%	0.70%	1.80%	–24.07%	9.35%
Invesco Van Kampen VI Government II	6,703	$10.32	$11.82	$76,782	3.36%	0.70%	1.80%	–0.31%	5.82%
Invesco Van Kampen VI Capital Growth II	860	$2.60	$8.63	$2,927	0.19%	0.70%	1.80%	–50.03%	10.93%
Invesco Van Kampen VI Comstock II	7,678	$8.39	$11.33	$78,079	2.30%	0.70%	1.80%	–36.96%	13.27%
Invesco Van Kampen VI Growth & Income II	5,175	$9.35	$10.96	$54,367	1.78%	0.70%	1.80%	–33.43%	12.00%
Invesco Van Kampen VI International Growth Equity II	44	$5.59	$9.04	$245	0.00%	0.70%	1.80%	–47.26%	15.94	%(a)
Van Kampen Enterprise	2,084	$3.68	$4.04	$8,033	1.11%	0.70%	1.80%	–43.98%	–43.35%
Van Kampen Enterprise II	693	$3.63	$9.07	$3,202	0.73%	0.70%	1.80%	–44.10%	10.78%
UIF Global Real Estate II	19	$5.80	$8.62	$114	0.59%	0.70%	1.80%	–46.72%	24.54	%(a)
Lord Abbett Growth & Income	12,258	$8.52	$9.43	$109,218	1.40%	0.70%	1.80%	–37.57%	15.12%
Lord Abbett Bond Debenture	7,587	$9.59	$12.27	$87,991	6.10%	0.70%	1.80%	–19.02%	5.40%
Lord Abbett Mid Cap Value	9,247	$8.52	$9.46	$83,188	1.27%	0.70%	1.80%	–40.45%	14.28%
Lord Abbett Growth Opportunities	1,325	$8.85	$10.58	$13,453	0.00%	0.70%	1.80%	–39.36%	11.77%
Lord Abbett Capital Structure	4,023	$9.92	$12.12	$45,721	3.78%	0.70%	1.80%	–27.52%	8.52%
Lord Abbett International Opportunities	995	$5.53	$9.43	$5,544	2.95%	0.70%	1.80%	–46.65%	16.80	%(a)
Lord Abbett Classic Stock	70	$7.25	$9.27	$513	2.83%	0.70%	1.80%	–30.14%	9.25	%(a)
Fidelity Index 500 Portfolio SC2	1,922	$7.03	$9.21	$14,156	2.44%	0.70%	1.80%	–38.20%	10.89%
Fidelity Growth Portfolio SC2	219	$6.55	$8.61	$1,520	0.51%	0.70%	1.80%	–48.18%	9.38%
Fidelity Contrafund Portfolio SC2	5,157	$6.81	$9.62	$37,541	1.01%	0.70%	1.80%	–43.64%	11.93%
Fidelity Mid Cap SC2	1,434	$6.83	$11.17	$10,754	0.24%	0.70%	1.80%	–40.60%	14.18%
Fidelity Equity Income SC2	448	$6.35	$9.07	$3,047	2.40%	0.70%	1.80%	–43.76%	13.16%
Fidelity Investment Grade Bonds SC2	1,325	$9.93	$10.75	$13,763	3.41%	0.70%	1.80%	–5.05%	3.10%
Fidelity Freedom Fund - 2015 Maturity SC2	20	$7.58	$9.44	$152	2.25%	0.70%	1.80%	–26.58%	8.30	%(a)
Fidelity Freedom Fund - 2020 Maturity SC2	32	$7.10	$9.27	$231	11.16%	0.70%	1.80%	–31.65%	9.82	%(a)
Franklin Flex Cap Growth Securities	227	$7.12	$9.12	$1,651	0.12%	0.70%	1.80%	–36.38%	8.77%
Franklin Income Securities	7,749	$7.95	$9.62	$62,972	5.44%	0.70%	1.80%	–30.82%	9.36%
Franklin Rising Dividend Securities	4,409	$7.51	$9.65	$33,866	1.76%	0.70%	1.80%	–28.30%	12.17%
Franklin Small-Mid Cap Growth Securities	360	$6.13	$8.84	$2,255	0.00%	0.70%	1.80%	–43.45%	10.33%
Franklin US Government Fund	2,399	$10.37	$11.22	$26,754	3.84%	0.70%	1.80%	1.50%	6.94%
Templeton Growth Securities	4,155	$6.51	$9.19	$27,695	1.82%	0.70%	1.80%	–43.28%	12.69%
Templeton Foreign Securities	3,793	$7.48	$9.38	$29,003	2.42%	0.70%	1.80%	–41.36%	13.16%
Templeton Global Bond Securities Fund II	1,472	$10.41	$11.35	$16,631	3.85%	0.70%	1.80%	4.46%	5.57%
Mutual Shares Securities	7,792	$6.96	$9.11	$55,476	3.23%	0.70%	1.80%	–38.15%	8.67%
American Asset Allocation Fund Class 2	581	$7.47	$7.51	$4,359	6.06%	0.70%	1.80%	–27.86%	–27.55	%(a)

*These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessd by the fund manager,

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

6.  FINANCIAL HIGHLIGHTS — (Continued)

divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.

**These ratios represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items in the expense ratio. The total return does not include any expenses assessed through the redemption of uniots; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

(a)  Start date May 1, 2008

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31, 2007				For the Year Ended December 31, 2007
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Fund Name	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Goldman Sachs Large Cap Value	9,262	$13.70	$26.65	$185,965	1.74%	0.70%	1.80%	–2.41%	0.88%
Goldman Sachs Strategic International Equity	5,618	$14.01	$23.76	$108,518	1.41%	0.70%	1.80%	–3.57%	7.23%
Goldman Sachs Structured US Equity	4,180	$11.33	$30.24	$101,497	0.96%	0.70%	1.80%	–4.04%	–2.22%
Goldman Sachs Structured Small Cap Equity	3,032	$10.89	$26.58	$68,860	0.35%	0.70%	1.80%	–17.99%	–4.46%
Goldman Sachs Strategic Growth	4,996	$10.97	$25.14	$88,535	0.18%	0.70%	1.80%	–2.60%	9.47%
Goldman Sachs Mid Cap Value	1,717	$16.04	$17.06	$28,395	0.72%	0.70%	1.80%	1.34%	2.58%
Calvert VP SRI Balanced	305	$12.15	$15.43	$4,586	2.24%	0.70%	1.80%	0.90%	2.03%
MFS Growth Series IC	669	$10.79	$17.61	$11,373	0.00%	0.70%	1.80%	18.98%	20.32%
MFS Research IC	1,207	$12.00	$16.14	$18,846	0.72%	0.70%	1.80%	11.16%	12.41%
MFS Investors Trust IC	1,815	$11.73	$15.79	$27,319	0.87%	0.70%	1.80%	8.31%	9.53%
MFS Total Return IC	5,156	$15.83	$19.34	$94,003	2.63%	0.70%	1.80%	2.33%	3.48%
MFS New Discovery IC	266	$15.48	$20.48	$5,189	0.00%	0.70%	1.80%	0.66%	1.80%
MFS Utilities IC	616	$24.41	$27.03	$16,240	0.98%	0.70%	1.80%	25.59%	27.00%
MFS Investors Growth Stock IC	989	$7.06	$7.68	$7,211	0.35%	0.70%	1.80%	9.35%	10.58%
MFS Growth Series SC	158	$10.67	$17.41	$1,991	0.00%	0.70%	1.80%	–1.69%	20.15%
MFS Research SC	79	$11.86	$15.95	$1,139	0.45%	0.70%	1.80%	–0.75%	12.25%
MFS Investors Trust SC	207	$11.60	$15.61	$2,832	0.58%	0.70%	1.80%	–0.60%	9.37%
MFS Total Return SC	4,375	$12.73	$19.11	$66,382	2.28%	0.70%	1.80%	–1.41%	3.31%
MFS New Discovery SC	115	$12.30	$20.24	$1,725	0.00%	0.70%	1.80%	–5.69%	1.63%
MFS Utilities SC	449	$24.01	$26.70	$11,037	0.77%	0.70%	1.80%	0.75%	26.79%
MFS Investors Growth Stock SC	1,340	$6.98	$13.43	$10,765	0.04%	0.70%	1.80%	–1.45%	10.36%
Oppenheimer Money Fund/VA	14,275	$1.20	$11.14	$24,483	4.85%	0.70%	1.80%	0.52%	4.32%
Oppenheimer Small & Mid Cap Fund/VA	497	$10.93	$16.21	$7,825	0.00%	0.70%	1.80%	4.41%	5.58%
Oppenheimer Capital Appreciation Fund/VA	1,800	$13.48	$20.04	$33,058	0.24%	0.70%	1.80%	12.09%	13.35%
Oppenheimer Main Street Fund/VA	2,374	$11.70	$15.54	$35,224	0.88%	0.70%	1.80%	2.36%	3.51%
Oppenheimer Global Strategic Income Fund/VA	3,146	$16.52	$17.50	$53,675	3.77%	0.70%	1.80%	7.71%	8.92%
Oppenheimer Global Securites Fund/VA	1,280	$21.89	$27.92	$33,452	1.37%	0.70%	1.80%	4.40%	5.57%
Oppenheimer High Income Fund/VA	656	$13.40	$14.14	$9,102	7.69%	0.70%	1.80%	–1.91%	–0.80%
Oppenheimer Small & Mid Cap Fund/VA SC	72	$10.79	$16.02	$925	0.00%	0.70%	1.80%	–4.42%	5.40%
Oppenheimer Capital Appreciation Fund/VA SC	600	$13.33	$19.82	$8,613	0.01%	0.70%	1.80%	–3.05%	13.17%
Oppenheimer Main Street Fund/VA SC	420	$11.62	$15.44	$5,727	1.00%	0.70%	1.80%	–4.00%	3.71%
Oppenheimer Global Strategic Income Fund/VA SC	1,923	$12.34	$17.31	$29,986	2.84%	0.70%	1.80%	0.81%	8.89%
Oppenheimer Global Securites Fund/VA SC	1,867	$16.19	$27.64	$35,800	1.10%	0.70%	1.80%	–3.76%	5.44%
Oppenheimer High Income Fund/VA SC	418	$11.41	$13.96	$5,427	6.61%	0.70%	1.80%	–3.56%	–1.07%
Van Eck Global Hard Asset	16	$45.29	$49.04	$756	0.13%	0.70%	1.80%	42.73%	44.33%
Van Eck VIP Real Estate	21	$30.23	$31.73	$644	1.19%	0.70%	1.80%	–0.93%	0.18%
Invesco Van Kampen VI Capital Growth	3,341	$5.25	$5.71	$18,294	0.05%	0.70%	1.80%	14.85%	16.14%
Invesco Van Kampen VI Comstock	7,199	$16.54	$17.98	$124,254	1.85%	0.70%	1.80%	–3.81%	–2.73%
Invesco Van Kampen VI Growth & Income	8,389	$15.16	$16.49	$132,702	1.65%	0.70%	1.80%	0.94%	2.08%
Invesco Van Kampen VI Mid-Cap Growth II	566	$6.10	$15.49	$4,469	0.00%	0.70%	1.80%	–4.27%	16.89%

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

6.  FINANCIAL HIGHLIGHTS — (Continued)

	As of December 31, 2007				For the Year Ended December 31, 2007
	Units	Unit Fair Value	Unit Fair Value	Net Assets	Investment Income	Expense Ratio		Total Return
Fund Name	(000's)	Lowest	Highest	(000's)	Ratio*	Lowest**	Highest**	Lowest***	Highest***
Invesco Van Kampen VI Equity and Income II	7,705	$13.45	$15.40	$113,837	1.81%	0.70%	1.80%	–2.05%	2.74%
Invesco Van Kampen VI Government II	3,554	$10.87	$11.72	$40,460	3.42%	0.70%	1.80%	1.34%	6.37%
Invesco Van Kampen VI Capital Growth II	927	$5.19	$13.82	$6,251	0.00%	0.70%	1.80%	–3.73%	15.94%
Invesco Van Kampen VI Comstock II	8,416	$13.21	$17.77	$133,265	1.51%	0.70%	1.80%	–4.35%	–2.92%
Invesco Van Kampen VI Growth & Income II	4,728	$14.43	$16.29	$73,445	1.31%	0.70%	1.80%	–2.36%	1.91%
Van Kampen Enterprise	2,732	$6.56	$7.14	$18,689	0.42%	0.70%	1.80%	10.65%	11.89%
Van Kampen Enterprise II	807	$6.48	$13.69	$6,591	0.16%	0.70%	1.80%	–3.57%	11.78%
Lord Abbett Growth & Income	14,597	$13.64	$14.54	$206,549	1.20%	0.70%	1.80%	–2.76%	2.81%
Lord Abbett Bond Debenture	8,823	$11.95	$14.99	$125,336	5.96%	0.70%	1.80%	–1.02%	5.55%
Lord Abbett Mid Cap Value	10,176	$14.21	$15.43	$152,115	0.43%	0.70%	1.80%	–5.12%	–0.03%
Lord Abbett Growth Opportunities	1,055	$14.58	$17.25	$17,342	0.00%	0.70%	1.80%	–0.75%	20.55%
Lord Abbett Capital Structure	4,576	$13.69	$16.54	$70,839	3.13%	0.70%	1.80%	–3.72%	2.54%
Fidelity Index 500 Portfolio SC2	921	$11.38	$13.81	$11,084	4.98%	0.70%	1.80%	–2.60%	4.55%
Fidelity Growth Portfolio SC2	228	$12.65	$14.97	$2,998	0.20%	0.70%	1.80%	–3.06%	25.90%
Fidelity Contrafund Portfolio SC2	2,776	$12.08	$17.05	$36,053	1.17%	0.70%	1.80%	–1.97%	16.60%
Fidelity Mid Cap SC2	928	$11.50	$18.69	$12,110	0.51%	0.70%	1.80%	–3.27%	14.64%
Fidelity Equity Income SC2	395	$11.28	$14.28	$4,794	2.16%	0.70%	1.80%	–3.76%	0.66%
Fidelity Investment Grade Bonds SC2	851	$10.65	$11.26	$9,281	2.17%	0.70%	1.80%	0.79%	3.46%
Franklin Flex Cap Growth Securities	154	$11.19	$11.40	$1,746	0.12%	0.70%	1.80%	–3.37%	13.63%
Franklin Income Securities	5,677	$11.49	$11.70	$66,135	3.16%	0.70%	1.80%	–1.96%	3.13%
Franklin Rising Dividend Securities	1,886	$10.47	$10.66	$20,034	1.76%	0.70%	1.80%	–4.30%	–2.24%
Franklin Small-Mid Cap Growth Securities	271	$10.85	$11.04	$2,978	0.00%	0.70%	1.80%	–5.18%	10.57%
Franklin US Government Fund	462	$10.41	$10.49	$4,838	0.66%	0.70%	1.80%	1.50%	4.35	%(a)
Templeton Growth Securities	3,580	$11.48	$11.69	$41,710	1.29%	0.70%	1.80%	–3.20%	1.73%
Templeton Foreign Securities	1,658	$12.76	$13.00	$21,444	1.63%	0.70%	1.80%	–0.75%	14.76%
Templeton Global Bond Securities Fund II	628	$10.67	$10.75	$6,736	0.31%	0.70%	1.80%	–0.73%	5.72	%(a)
Mutual Shares Securities	5,817	$11.25	$11.46	$66,373	1.35%	0.70%	1.80%	–2.81%	2.86%

*These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of management fees assessd by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying fund in which the sub-account invests.

**These ratios represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds are excluded.

***These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items in the expense ratio. The total return does not include any expenses assessed through the redemption of uniots; inclusion of these expenses in the calculation would result in a reduction in the total return presented.

(a)  Start date May 1, 2007

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

7.  EXPENSES

The following is a summary of Separate Account expense charges which are assessed either as a direct reduction in unit values or through a redemption of units for all contracts contained within the Separate Account:

Expense Type	Range
Mortality and Expense Risk Charge
To compensate Protective Life for assuming mortality and expense risks, a daily mortality and expense risk is deducted through the reduction of unit values. The charge is assessed on an annual basis and is calculated as a percent of the average daily net assets and varies depending on the product purchased and the death benefit option selected.	0.50% - 1.65%

Administrative Charge
An annual fee is assessed to reimburse Protective Life for expenses incurred in the administration of the contract and the Separate Account. The charge is assessed through the reduction of unit values.	0.10% - 0.15%

Contract Maintenance Fee
This annual charge is assessed through the redemption of units and is waived when the account value or purchase payments less surrenders and associated surrender charges equals or exceeds $50,000 - $100,000, depending on the product.	$0 - $50

Surrender Charge (Contingent Deferred Sales Charge)
This charge is assessed as a percent of the amount surrendered and is imposed to reimburse Protective Life for some of the costs of distributing the contracts. The percentage charged is assessed through the redemption of units and is based upon the number of full years which have elapsed between the date the contract was purchased and the surrender date.	0.00% - 8.50%

Transfer Fee Currently there is no fee charged for transfers; however, Protective Life has reserved the right to charge for each transfer after the first 12 transfers in any contract year as a redemption of units.	$25

Deferred Sales Charge
This charge is assessed as a percentage of cumulative purchase payments and is imposed to reimburse Protective Life for some of the costs of distributing the contracts. The fees are deducted quarterly and assessed through redemption of units.	0.00% - 0.70%

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2011

7.  EXPENSES — (Continued)

Expense Type	Range
Optional Benefit Fee
Optional benefits may be elected by policyholders. These benefits include death benefits and living benefits. The fees for such benefits are deducted monthly and assessed through redemption of units. These fees are calculated on either a "Benefit Base" basis, an "Asset Base" basis, a "Floored Asset Base" basis or a "Net Amount at Risk" basis.	0.10% - 2.20% on Benefit Base 0.15% - 0.45% on Asset Base 1.0% - 2.2% on Floored Asset Base $0.25 per $1000 - $18.94 per $1000 on Net Amount at Risk.

8.  RELATED PARTY TRANSACTIONS

Contract owners' net payments represent premiums received from policyholders less certain deductions made by Protective Life in accordance with the contract terms. These deductions include, where appropriate, tax, surrender, mortality risk and expense and administrative charges. These deductions are made to the individual contracts in accordance with the terms governing each contract as set forth in the contract.

Protective Life offers a loan privilege to certain contract owners. Such contract owners may obtain loans using the Contract as the only security for the loan. Loans are subject to provisions of The Internal Revenue Code of 1986, as amended, and to applicable retirement program rules. Loans outstanding approximated $ 27,500 at December 31, 2011.

9.  SUBSEQUENT EVENTS

The Separate Account has evaluated the effects of events subsequent to December 31, 2011, and through the financial statement issuance date. All accounting and disclosure requirements related to subsequent events are included in our financial statements.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareowner of
Protective Life Insurance Company:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Protective Life Insurance Company and its subsidiaries (the "Company") at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 10 to the consolidated financial statements, the Company changed its method of accounting related to the consolidation of variable interest entities effective January 1, 2010.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Birmingham, Alabama
March 29, 2012

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Revenues
Premiums and policy fees	$2,784,134	$2,609,357	$2,674,680
Reinsurance ceded	(1,363,914)	(1,380,712)	(1,509,036)
Net of reinsurance ceded	1,420,220	1,228,645	1,165,644
Net investment income	1,753,444	1,624,845	1,603,063
Realized investment gains (losses):
Derivative financial instruments	(155,005)	(144,438)	(176,880)
All other investments	247,753	158,420	303,709
Other-than-temporary impairment losses	(62,210)	(74,970)	(227,587)
Portion recognized in other comprehensive income (before taxes)	14,889	33,606	47,696
Net impairment losses recognized in earnings	(47,321)	(41,364)	(179,891)
Other income	189,494	110,876	212,443
Total revenues	3,408,585	2,936,984	2,928,088
Benefits and expenses
Benefits and settlement expenses, net of reinsurance ceded: (2011 — $1,231,405; 2010 — $1,283,054; 2009 — $1,430,621)	2,222,220	2,076,392	1,960,046
Amortization of deferred policy acquisition costs and value of business acquired	300,450	189,255	320,357
Other operating expenses, net of reinsurance ceded: (2011 — $203,868; 2010 — $205,299; 2009 — $212,393)	373,964	284,070	222,651
Total benefits and expenses	2,896,634	2,549,717	2,503,054
Income before income tax	511,951	387,267	425,034
Income tax (benefit) expense
Current	(4,576)	6,544	(55,885)
Deferred	169,093	122,485	203,448
Total income tax expense	164,517	129,029	147,563
Net income	$347,434	$258,238	$277,471

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Assets
Fixed maturities, at fair value (amortized cost: 2011 — $26,109,131; 2010 — $23,967,656)	$27,957,565	$24,644,187
Equity securities, at fair value (cost: 2011 — $303,578; 2010 — $307,971)	292,413	317,255
Mortgage loans (includes amounts related to securitizations of: 2011 — $858,139; 2010 — $934,655)	5,351,902	4,883,400
Investment real estate, net of accumulated depreciation (2011 — $320; 2010 — $767)	10,991	7,196
Policy loans	879,819	793,448
Other long-term investments	264,031	283,002
Short-term investments	101,470	349,245
Total investments	34,858,191	31,277,733
Cash	169,775	236,998
Accrued investment income	347,857	322,351
Accounts and premiums receivable, net of allowance for uncollectible amounts (2011 — $3,864; 2010 — $4,295)	68,641	42,544
Reinsurance receivables	5,542,417	5,504,291
Deferred policy acquisition costs and value of business acquired	4,011,936	3,822,572
Goodwill	86,871	89,970
Property and equipment, net of accumulated depreciation (2011 — $132,579; 2010 — $128,437)	47,997	38,597
Other assets	351,327	399,205
Income tax receivable	62,311	37,628
Assets related to separate accounts
Variable annuity	6,741,959	5,170,193
Variable universal life	502,617	534,219
Total assets	$52,791,899	$47,476,301
Liabilities
Future policy benefits and claims	$20,867,727	$18,530,265
Unearned premiums	1,218,258	1,141,925
Total policy liabilities and accruals	22,085,985	19,672,190
Stable value product account balances	2,769,510	3,076,233
Annuity account balances	10,946,848	10,591,605
Other policyholders' funds	546,516	577,924
Other liabilities	970,047	834,274
Mortgage loan backed certificates	19,755	61,678
Deferred income taxes	1,573,764	1,035,173
Non-recourse funding obligations	1,248,600	1,360,800
Liabilities related to separate accounts
Variable annuity	6,741,959	5,170,193
Variable universal life	502,617	534,219
Total liabilities	47,405,601	42,914,289
Commitments and contingencies — Note 11
Shareowner's equity
Preferred Stock; $1 par value, shares authorized: 2,000; Liquidation preference: $2,000	2	2
Common Stock, $1 par value, shares authorized and issued: 2011 and 2010 — 5,000,000	5,000	5,000
Additional paid-in-capital	1,361,734	1,361,734
Retained earnings	2,984,466	2,852,032
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on investments, net of income tax: (2011 — $579,844; 2010 — $196,358)	1,076,854	364,664
Net unrealized (losses) gains relating to other-than-temporary impaired investments for which a portion has been recognized in earnings, net of income tax: (2011 — $(18,374); 2010 — $(5,179))	(34,124)	(9,618)
Accumulated (loss) — hedging, net of income tax: (2011 — $(4,111); 2010 — $(6,355))	(7,634)	(11,802)
Total shareowner's equity	5,386,298	4,562,012
Total liabilities and shareowner's equity	$52,791,899	$47,476,301

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF SHAREOWNER'S EQUITY

						Accumulated Other Comprehensive Income (Loss)
	Preferred Stock	Common Stock	Additional Paid-In- Capital	Note Receivable From PLC ESOP	Retained Earnings	Net Unrealized Gains / (Losses) on Investments	Accumulated Gain / (Loss) Derivatives	Total Share- owner's Equity
	(Dollars In Thousands)
Balance, December 31, 2008	$2	$5,000	$1,226,734	$(853)	$2,302,033	$(1,564,824)	$(46,762)	$1,921,330
Net income for 2009					277,471			277,471
Change in net unrealized gains/losses on investments (net of income tax — $683,454)						1,241,296		1,241,296
Reclassification adjustment for amounts included in net income (net of income tax — $56,325)						104,407		104,407
Change in net unrealized gains/losses relating to other-than-temporary impaired investments for which a a portion has been recognized in earnings (net of income tax — $(16,694))						(31,002)		(31,002)
Change in accumulated gain (loss) derivatives (net of income tax — $15,502)							27,904	27,904
Reclassification adjustment for derivative amounts included in net income (net of income tax — $295)							531	531
Comprehensive income for 2009								1,620,607
Capital contributions			135,000					135,000
Decrease in note receivable from PLC ESOP				853				853
Balance, December 31, 2009	$2	$5,000	$1,361,734	$—	$2,579,504	$(250,123)	$(18,327)	$3,677,790
Net income for 2010					258,238			258,238
Change in net unrealized gains/losses on investments (net of income tax — $302,552)						594,774		594,774
Reclassification adjustment for investment amounts included in net income (net of income tax — $(5,951))						(10,989)		(10,989)
Change in net unrealized gains/losses relating to other-than-temporary impaired investments for which a a portion has been recognized in earnings (net of income tax — $11,515)						21,384		21,384
Change in accumulated gain (loss) derivatives (net of income tax — $4,441)							7,630	7,630
Reclassification adjustment for derivative amounts included in net income (net of income tax — $(614))							(1,105)	(1,105)
Comprehensive income for 2010								869,932
Capital contributions								—
Cumulative effect adjustments				—	14,290			14,290
Balance, December 31, 2010	$2	$5,000	$1,361,734	$—	$2,852,032	$355,046	$(11,802)	$4,562,012

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF SHAREOWNER'S EQUITY

						Accumulated Other Comprehensive Income (Loss)
	Preferred Stock	Common Stock	Additional Paid-In- Capital	Note Receivable From PLC ESOP	Retained Earnings	Net Unrealized Gains / (Losses) on Investments	Accumulated Gain / (Loss) Derivatives	Total Share- owner's Equity
	(Dollars In Thousands)
Balance, December 31, 2010	$2	$5,000	$1,361,734	$—	$2,852,032	$355,046	$(11,802)	$4,562,012
Net income for 2011					347,434			347,434
Change in net unrealized gains/losses on investments (net of income tax — $398,133)						739,403		739,403
Reclassification adjustment for investment amounts included in net income (net of income tax — $(14,646))						(27,213)		(27,213)
Change in net unrealized gains/losses relating to other-than-temporary impaired investments for which a a portion has been recognized in earnings (net of income tax — $(13,195))						(24,506)		(24,506)
Change in accumulated gain (loss) derivatives (net of income tax — $2,382)							4,424	4,424
Reclassification adjustment for derivatives amounts included in net income (net of income tax — $(138))							(256)	(256)
Comprehensive income for 2011								1,039,286
Dividends paid to the parent company					(215,000)			(215,000)
Balance, December 31, 2011	$2	$5,000	$1,361,734	$—	$2,984,466	$1,042,730	$(7,634)	$5,386,298

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Cash flows from operating activities
Net income	$347,434	$258,238	$277,471
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Realized investment (gains) losses	(45,427)	27,382	53,062
Amortization of deferred policy acquisition costs and value of business acquired	300,450	189,255	320,357
Capitalization of deferred policy acquisition costs	(442,638)	(446,560)	(397,963)
Depreciation expense	8,616	8,931	7,712
Deferred income tax	120,262	85,483	65,703
Accrued income tax	(24,683)	84,580	(43,724)
Interest credited to universal life and investment products	993,574	972,806	993,245
Policy fees assessed on universal life and investment products	(712,038)	(611,917)	(586,842)
Change in reinsurance receivables	(28,615)	(223,843)	(64,624)
Change in accrued investment income and other receivables	(35,436)	(22,567)	(1,197)
Change in policy liabilities and other policyholders' funds of traditional life and health products	15,307	341,104	242,165
Trading securities:
Maturities and principal reductions of investments	283,239	355,831	562,758
Sale of investments	860,474	730,385	908,466
Cost of investments acquired	(950,051)	(963,403)	(856,223)
Other net change in trading securities	7,933	(25,520)	(144,838)
Change in other liabilities	(148,801)	(17,981)	(122,113)
Other income — surplus note repurchase	(35,512)	(5,377)	(132,262)
Other, net	118,311	(47,319)	125,661
Net cash provided by operating activities	632,399	689,508	1,206,814
Cash flows from investing activities
Maturities and principal reductions of investments, available-for-sale	1,396,105	2,053,359	2,388,691
Sale of investments, available-for-sale	2,957,589	3,421,590	1,665,127
Cost of investments acquired, available-for-sale	(5,155,155)	(6,384,981)	(4,495,508)
Mortgage loans:
New lendings	(484,483)	(338,598)	(288,764)
Repayments	446,794	351,891	256,189
Change in investment real estate, net	(4,266)	151	293
Change in policy loans, net	14,190	31,663	16,657
Change in other long-term investments, net	77,079	(71,148)	(54,126)
Change in short-term investments, net	122,665	695,506	118,167
Net unsettled security transactions	68,810	(340)	14,797
Purchase of property and equipment	(17,463)	(10,636)	(8,408)
Sales of property and equipment	—	40	—
Payments for business acquisitions	(209,609)	(348,288)	—
Net cash used in investing activities	(787,744)	(599,791)	(386,885)
Cash flows from financing activities
Issuance (repayment) of non-recourse funding obligations	(112,200)	(194,200)	850,000
Dividend paid to the parent company	(215,000)	—	(667,738)
Capital contributions	—	—	135,000
Investment product deposits and change in universal life deposits	4,216,738	3,635,447	2,590,081
Investment product withdrawals	(3,777,365)	(3,477,430)	(3,675,247)
Other financing activities, net	(24,051)	20,606	(16,976)
Net cash provided by (used in) financing activities	88,122	(15,577)	(784,880)
Change in cash	(67,223)	74,140	35,049
Cash at beginning of period	236,998	162,858	127,809
Cash at end of period	$169,775	$236,998	$162,858

See Notes to Consolidated Financial Statements

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

Basis of Presentation

Protective Life Insurance Company (the "Company"), a stock life insurance company, was founded in 1907. The Company is a wholly owned subsidiary of Protective Life Corporation ("PLC"), an insurance holding company whose common stock is traded on the New York Stock Exchange "PL". The Company provides financial services through the production, distribution, and administration of insurance and investment products. The Company markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities, and extended service contracts throughout the United States. The Company also maintains a separate division devoted to the acquisition of insurance policies from other companies.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities (see also Note 18, Statutory Reporting Practices and Other Regulatory Matters).

The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to changing competition, economic conditions, interest rates, investment performance, insurance ratings, claims, persistency, and other factors.

Reclassifications

Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net income or shareowner's equity.

Entities Included

The consolidated financial statements include the accounts of Protective Life Insurance Company, its subsidiaries, and its affiliate companies in which we hold a majority voting or economic interest. Intercompany balances and transactions have been eliminated.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates include those used in determining deferred policy acquisition costs ("DAC") and amortization periods, goodwill recoverability, value of business acquired ("VOBA"), investment fair values and other-than-temporary impairments, future policy benefits, pension and other postretirement benefits, provision for income taxes, reserves for contingent liabilities, reinsurance risk transfer assessments, and reserves for losses in connection with unresolved legal matters.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Significant Accounting Policies

Valuation of investment securities

The fair value for fixed maturity, short term, and equity securities, is determined by management after considering and evaluating one of three primary sources of information: third party pricing services, independent broker quotations, or pricing matrices. Security pricing is applied using a "waterfall" approach whereby publicly available prices are first sought from third party pricing services, any remaining unpriced securities are submitted to independent brokers for prices, or lastly, securities are priced using a pricing matrix. Typical inputs used by these three pricing methods include, but are not limited to: reported trades, benchmark yields, issuer spreads, bids, offers, and/or estimated cash flows and rates of prepayments. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third party pricing services will normally derive the security prices through recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information as outlined above. If there are no recent reported trades, the third party pricing services and brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Included in the pricing of other asset-backed securities, collateralized mortgage obligations ("CMOs"), and mortgage-backed securities ("MBS") are estimates of the rate of future prepayments of principal over the remaining life of the securities. Such estimates are derived based on the characteristics of the underlying structure and rates of prepayments previously experienced at the interest rate levels projected for the underlying collateral. The basis for the cost of securities sold was determined at the Committee on Uniform Securities Identification Procedures ("CUSIP") level. The committee supplies a unique nine-character identification, called a CUSIP number, for each class of security approved for trading in the U.S., to facilitate clearing and settlement. These numbers are used when any buy and sell orders are recorded.

Each quarter the Company reviews investments with unrealized losses and tests for other-than-temporary impairments. The Company analyzes various factors to determine if any specific other-than-temporary asset impairments exist. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) an assessment of the Company's intent to sell the security (including a more likely than not assessment of whether the Company will be required to sell the security) before recovering the security's amortized cost, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer's industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position, and continued viability of the issuer are significant measures considered, and in some cases, an analysis regarding the Company's expectations for recovery of the security's entire amortized cost basis through the receipt of future cash flows is performed. Once a determination has been made that a specific other-than-temporary impairment exists, the security's basis is adjusted and an other-than-temporary impairment is recognized. Equity securities that are other-than-temporarily impaired are written down to fair value with a realized loss recognized in earnings. Other-than-temporary impairments to debt securities that the Company does not intend to sell and does not expect to be required to sell before recovering the security's amortized cost are written down to discounted expected future cash flows ("post impairment cost") and credit losses are recorded in earnings. The difference between the securities' discounted expected future

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

cash flows and the fair value of the securities is recognized in other comprehensive income (loss) as a non-credit portion of the recognized other-than-temporary impairment. When calculating the post impairment cost for residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and other asset-backed securities (collectively referred to as asset-backed securities or "ABS"), the Company considers all known market data related to cash flows to estimate future cash flows. When calculating the post impairment cost for corporate debt securities, the Company considers all contractual cash flows to estimate expected future cash flows. To calculate the post impairment cost, the expected future cash flows are discounted at the original purchase yield. Debt securities that the Company intends to sell or expects to be required to sell before recovery are written down to fair value with the change recognized in earnings.

During the year ended December 31, 2011, the Company recorded pre-tax other-than-temporary impairments of investments of $62.2 million. Of the $62.2 million of impairments for the year ended December 31, 2011, $47.3 million was recorded in earnings and $14.9 million was recorded in other comprehensive income (loss). For more information on impairments, refer to Note 4, Investment Operations.

Cash

Cash includes all demand deposits reduced by the amount of outstanding checks and drafts. As a result of the Company's cash management system, checks issued but not presented to banks for payment may create negative book cash balances. Such negative balances are included in other liabilities and were $0.9 million and $24.9 million as of December 31, 2011 and 2010, respectively. The Company has deposits with certain financial institutions which exceed federally insured limits. The Company has reviewed the creditworthiness of these financial institutions and believes there is minimal risk of a material loss.

Deferred Policy Acquisition Costs

The costs that vary with and are primarily related to the production of new business are deferred to the extent such costs are deemed recoverable from future profits. Such costs include commissions and other costs of acquiring traditional life and health insurance, credit insurance, universal life insurance, and investment products. DAC is subject to recoverability testing at the end of each accounting period. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to the present value of the total anticipated premium income. Credit insurance acquisition costs are being amortized in proportion to earned premium. Acquisition costs for universal life and investment products are amortized over the lives of the policies in relation to the present value of estimated gross profits before amortization.

Based on the Accounting Standards Codification ("ASC" or "Codification") Financial Services-Insurance Topic, the Company makes certain assumptions regarding the mortality, persistency, expenses, and interest rates (equal to the rate used to compute liabilities for future policy benefits, currently 1.5% to 11.16%) the Company expects to experience in future periods. These assumptions are to be best estimates and are periodically updated whenever actual experience and/or expectations for the future change from that assumed. Additionally, using guidance from ASC Investments-Debt and Equity Securities Topic, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with our universal life and

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

investment products had been realized. Acquisition costs for stable value contracts are amortized over the term of the contracts using the effective yield method.

Value of Businesses Acquired

In conjunction with the acquisition of a block of insurance policies or investment contracts, a portion of the purchase price is assigned to the right to receive future gross profits from the acquired insurance policies or investment contracts. This intangible asset, called VOBA, represents the actuarially estimated present value of future cash flows from the acquired policies. The estimated present value of future cash flows is based on certain assumptions, including mortality, persistency, expenses, and interest rates that the Company expects to experience in future years. These assumptions are to be best estimates and are periodically updated whenever actual experience and/or expectations for the future change from that assumed. The Company amortizes VOBA in proportion to gross premiums for traditional life products and in proportion to expected gross profits ("EGPs") for interest sensitive products, including accrued interest credited to account balances of up to approximately 6.65%. VOBA is subject to annual recoverability testing.

Property and Equipment

The Company reports land, buildings, improvements, and equipment at cost, including interest capitalized during any acquisition or development period, less accumulated depreciation. The Company depreciates its assets using the straight-line method over the estimated useful lives of the assets. The Company's home office building is depreciated over a thirty-nine year useful life, furniture is depreciated over a ten year useful life, office equipment and machines are depreciated over a five year useful life, and software and computers are depreciated over a three year useful life. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.

Property and equipment consisted of the following:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Home office building	$72,148	$62,585
Data processing equipment	56,928	54,247
Other, principally furniture and equipment	51,500	50,202
	180,576	167,034
Accumulated depreciation	(132,579)	(128,437)
Total property and equipment	$47,997	$38,597

Separate Accounts

The separate account assets represent funds for which the Company does not bear the investment risk. These assets are carried at fair value and are equal to the separate account liabilities, which represent the policyholder's equity in those assets. These amounts are reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Amounts assessed against policy account balances for the costs of insurance, policy administration, and other services are included in premiums and policy fees in the accompanying consolidated statements of income.

Stable Value Product Account Balances

The Stable Value Products segment sells fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. The segment also issues funding agreements to the Federal Home Loan Bank ("FHLB"), and markets guaranteed investment contracts ("GICs") to 401(k) and other qualified retirement savings plans. GICs are contracts which specify a return on deposits for a specified period and often provide flexibility for withdrawals at book value in keeping with the benefits provided by the plan. Additionally, the Company has contracts outstanding pursuant to a funding agreement-backed notes program registered with the United States Securities and Exchange Commission (the "SEC") which offered notes to both institutional and retail investors.

The segment's products complement the Company's overall asset/liability management in that the terms may be tailored to the needs of the Company as the seller of the contracts, as opposed to solely meeting the needs of the buyer. Stable value product account balances include GICs and funding agreements the Company has issued. As of December 31, 2011 and 2010, the Company had $0.8 billion and $1.7 billion, respectively, of stable value product account balances marketed through structured programs. Most GICs and funding agreements the Company has written have maturities of one to ten years. As of December 31, 2011, future maturities of stable value products were as follows:

Year of Maturity	Amount
(Dollars In Thousands)
2012	$949,303.0
2013-2014	772,779.8
2015-2016	1,033,638.6
Thereafter	13,713.6

Derivative Financial Instruments

The Company records its derivative financial instruments in the consolidated balance sheet in "other long-term investments" and "other liabilities" in accordance with GAAP, which requires that all derivative instruments be recognized in the balance sheet at fair value. The change in the fair value of derivative financial instruments is reported either in the statement of income or in the other comprehensive income (loss), depending upon whether it qualified for and also has been properly identified as being part of a hedging relationship, and also on the type of hedging relationship that exists. For a derivative financial instrument to be accounted for as a GAAP accounting hedge, it must be identified and documented either as a fair value, cash flow, or foreign currency GAAP accounting hedge contemporaneously at the trade date. For cash flow hedges, the effective portion of their realized gain or loss is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period during which the hedged transaction impacts earnings. Any remaining gain or loss, the effective portion, is recognized in current earnings. For fair value hedge derivatives, their gain or loss as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings. Effectiveness of the Company's hedge relationships is assessed on a quarterly basis. The

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Company reports changes in fair values of derivatives that are not part of a qualifying hedge relationship through earnings in the period of change. Changes in the fair value of derivatives that are recognized in current earnings are reported in "Realized investment gains (losses) — Derivative financial instruments". For additional information, see Note 20, Derivative Financial Instruments.

Insurance liabilities and reserves

Establishing an adequate liability for the Company's obligations to policyholders requires the use of certain assumptions. Estimating liabilities for future policy benefits on life and health insurance products requires the use of assumptions relative to future investment yields, mortality, morbidity, persistency, and other assumptions based on the Company's historical experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Determining liabilities for the Company's property and casualty insurance products also requires the use of assumptions, including the projected levels of used vehicle prices, the frequency and severity of claims, and the effectiveness of internal processes designed to reduce the level of claims. The Company's results depend significantly upon the extent to which its actual claims experience is consistent with the assumptions the Company used in determining its reserves and pricing its products. The Company's reserve assumptions and estimates require significant judgment and, therefore, are inherently uncertain. The Company cannot determine with precision the ultimate amounts that it will pay for actual claims or the timing of those payments.

Guaranteed minimum withdrawal benefits

The Company also establishes liabilities for guaranteed minimum withdrawal benefits ("GMWB") on its variable annuity products. The GMWB is valued in accordance with FASB guidance under the ASC Derivatives and Hedging Topic which utilizes the valuation technique prescribed by the ASC Fair Value Measurements and Disclosures Topic, which requires the liability to be marked-to-market using current implied volatilities for the equity indices. The methods used to estimate the liabilities employ assumptions about mortality, lapses, policyholder behavior, equity market returns, interest rates, and market volatility. The Company assumes age-based mortality consistent with 61% of the National Association of Insurance Commissioners ("NAIC") 1994 Variable Annuity GMDB Mortality Table. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. As of December 31, 2011, our net GMWB liability held was $147.1 million.

Goodwill

Accounting for goodwill requires an estimate of the future profitability of the associated lines of business to assess the recoverability of the capitalized acquisition goodwill. The Company evaluates the carrying value of goodwill at the segment (or reporting unit) level at least annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: 1) a significant adverse change in legal factors or in business climate, 2) unanticipated competition, or 3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company first determines through qualitative analysis whether relevant events and circumstances indicate that it is more likely than not that segment goodwill balances are impaired as of the testing date. If it is determined that it is more likely than not that impairment exists, the Company

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

compares its estimate of the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. The Company utilizes a fair value measurement (which includes a discounted cash flows analysis) to assess the carrying value of the reporting units in consideration of the recoverability of the goodwill balance assigned to each reporting unit as of the measurement date. The Company's material goodwill balances are attributable to its operating segments (which are considered to be reporting units). The cash flows used to determine the fair value of the Company's reporting units are dependent on a number of significant assumptions. The Company's estimates, which consider a market participant view of fair value, are subject to change given the inherent uncertainty in predicting future results and cash flows, which are impacted by such things as policyholder behavior, competitor pricing, capital limitations, new product introductions, and specific industry and market conditions. Additionally, the discount rate used is based on the Company's judgment of the appropriate rate for each reporting unit based on the relative risk associated with the projected cash flows. As of December 31, 2011 and 2010, the Company performed its annual evaluation of goodwill and determined that no adjustment to impair goodwill was necessary. As of December 31, 2011, we had goodwill of $86.9 million.

While continued deterioration of or adverse market conditions for certain businesses may have a significant impact on the fair value of the Company's reporting units, in the Company's view, the key assumptions used in its estimates of fair value of its reporting units continue to be adequate.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. In general, income tax provisions are based on the income reported for financial statement purposes. Deferred income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes. Such temporary differences are principally related to the marking to market value of investment assets, the deferral of policy acquisition costs, and the provision for future policy benefits and expenses.

The Company analyzes whether it needs to establish a valuation allowance on each of its deferred tax assets. In performing this analysis, the Company first considers the need for a valuation allowance on each separate deferred tax asset. Ultimately, it analyzes this need in the aggregate in order to prevent the double-counting of expected future taxable income in each of the foregoing separate analyses.

The Company's tax returns, except for Protective Life Insurance Company of New York and United Investors Life Insurance Company ("United Investors") which file separately, are included in PLC's consolidated U.S. income tax return.

Policyholder Liabilities, Revenues and Benefits Expense

Traditional Life, Health, and Credit Insurance Products

Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits, and they include whole life insurance policies, term and term-like life insurance policies, limited payment life insurance policies, and certain annuities with life contingencies. Traditional life insurance premiums are recognized as revenue when due. Health and credit insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

accomplished by means of the provision for liabilities for future policy benefits and the amortization of DAC and VOBA. Gross premiums in excess of net premiums related to immediate annuities are deferred and recognized over the life of the policy.

Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on the Company's experience, modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions on December 31, 2011, range from approximately 2% to 7.5%. The liability for future policy benefits and claims on traditional life, health, and credit insurance products includes estimated unpaid claims that have been reported to us and claims incurred but not yet reported. Policy claims are charged to expense in the period in which the claims are incurred.

Activity in the liability for unpaid claims for life and health insurance is summarized as follows:

	As of December 31,
	2011	2010	2009
	(Dollars In Thousands)
Balance beginning of year	$299,971	$299,396	$218,571
Less: reinsurance	156,932	148,479	111,451
Net balance beginning of year	143,039	150,917	107,120
Incurred related to:
Current year	653,525	471,039	471,408
Prior year	65,269	35,555	36,230
Total incurred	718,794	506,594	507,638
Paid related to:
Current year	639,118	457,511	411,699
Prior year	76,424	56,961	52,142
Total paid	715,542	514,472	463,841
Other changes:
Acquisition and reserve transfers	5,058	—	—
Net balance end of year	151,349	143,039	150,917
Add: reinsurance	161,450	156,932	148,479
Balance end of year	$312,799	$299,971	$299,396

Universal Life and Investment Products

Universal life and investment products include universal life insurance, guaranteed investment contracts, guaranteed funding agreements, deferred annuities, and annuities without life contingencies. Premiums and policy fees for universal life and investment products consist of fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. Such fees are recognized when assessed and earned. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest rates credited to universal life products ranged from 2% to 9% and investment products ranged from 1.0% to 10.0% in 2011.

The Company's accounting policies with respect to variable universal life and variable annuities are identical except that policy account balances (excluding account balances that earn a fixed rate) are valued at market and reported as components of assets and liabilities related to separate accounts.

The Company establishes liabilities for guaranteed minimum death benefits ("GMDB") on its variable annuity products. The methods used to estimate the liabilities employ assumptions about mortality and the performance of equity markets. The Company assumes age based mortality that is consistent with 61% of the NAIC 1994 Variable Annuity GMDB Mortality Table. Future declines in the equity market would increase the Company's GMDB liability. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. Our GMDB as of December 31, 2011, are subject to a dollar-for-dollar reduction upon withdrawal of related annuity deposits on contracts issued prior to January 1, 2003. As of December 31, 2011, the GMDB was $9.8 million.

The Company also establishes liabilities for GMWB on its variable annuity products. The methods used to estimate the liabilities employ assumptions about mortality, lapses, policyholder behavior, equity market returns, interest rates, and market volatility. The Company assumes age-based mortality that is consistent with 61% of the NAIC 1994 Variable Annuity GMDB Mortality Table. Differences between the actual experience and the assumptions used result in variances in profit and could result in losses. As of December 31, 2011, the net GMWB liability balance was $147.1 million.

Property and Casualty Insurance Products

Property and casualty insurance products include service contract business, surety bonds, residual value insurance, guaranteed asset protection ("GAP"), credit-related coverages, and inventory protection products. Premiums for service contracts and GAP products are recognized based on expected claim patterns. For all other products, premiums are generally recognized over the terms of the contract on a pro-rata basis. Fee income from providing administrative services is recognized as earned when the related services are performed. Unearned premium reserves are maintained for the portion of the premiums that is related to the unexpired period of the policy. Benefit reserves are recorded when insured events occur. Benefit reserves include case basis reserves for known but unpaid claims as of the balance sheet date as well as incurred but not reported ("IBNR") reserves for claims where the insured event has occurred but has not been reported to the Company as of the balance sheet date. The case basis reserves and IBNR are calculated based on historical experience and on assumptions relating to claim severity and frequency, the level of used vehicle prices, and other factors. These assumptions are modified as necessary to reflect anticipated trends.

Reinsurance

The Company uses reinsurance extensively in certain of its segments. The following summarizes some of the key aspects of the Company's accounting policies for reinsurance.

Reinsurance Accounting Methodology — The Company accounts for reinsurance under the ASC Financial Services-Insurance Topic.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

The Company's traditional life insurance products are subject to requirements under the ASC Financial Services-Insurance Topic and the recognition of the impact of reinsurance costs on the Company's financial statements is in line with the requirements of that standard. Ceded premiums are treated as an offset to direct premium and policy fee revenue and are recognized when due to the assuming company. Ceded claims are treated as an offset to direct benefits and settlement expenses and are recognized when the claim is incurred on a direct basis. Ceded policy reserve changes are also treated as an offset to benefits and settlement expenses and are recognized during the applicable financial reporting period. Expense allowances paid by the assuming companies are treated as an offset to other operating expenses. Since reinsurance treaties typically provide for allowance percentages that decrease over the lifetime of a policy, allowances in excess of the "ultimate" or final level allowance are capitalized. Amortization of capitalized reinsurance expense allowances is treated as an offset to direct amortization of DAC or VOBA. Amortization of deferred expense allowances is calculated as a level percentage of expected premiums in all durations given expected future lapses and mortality and accretion due to interest.

The Company's short duration insurance contracts (primarily issued through the Asset Protection segment) are also subject to requirements under the ASC Financial Services-Insurance Topic and the recognition of the impact of reinsurance costs on the Company's financial statements are in line with the requirements of that standard. Reinsurance allowances include such acquisition costs as commissions and premium taxes. A ceding fee is also collected to cover other administrative costs and profits for the Company. Reinsurance allowances received are capitalized and charged to expense in proportion to premiums earned. Ceded unamortized acquisition costs are netted with direct unamortized acquisition costs in the balance sheet.

The Company's universal life ("UL"), variable universal life, bank-owned life insurance ("BOLI"), and annuity products are subject to requirements under the ASC Financial Services-Insurance Topic and the recognition of the impact of reinsurance costs on the Company's financial statements are in line with the requirements of that standard. Ceded premiums and policy fees reduce premiums and policy fees recognized by the Company. Ceded claims are treated as an offset to direct benefits and settlement expenses and are recognized when the claim is incurred on a direct basis. Ceded policy reserve changes are also treated as an offset to benefits and settlement expenses and are recognized during the applicable valuation period. Commission and expense allowances paid by the assuming companies are treated as an offset to other operating expenses. Since reinsurance treaties typically provide for allowance percentages that decrease over the lifetime of a policy, allowances in excess of the "ultimate" or final level allowance are capitalized. Amortization of capitalized reinsurance expense allowances are amortized based on future expected gross profits. Assumptions regarding mortality, lapses, and interest rates are continuously reviewed and may be periodically changed. These changes will result in "unlocking" that changes the balance in the ceded deferred acquisition cost and can affect the amortization of DAC and VOBA. Ceded unearned revenue liabilities are also amortized based on expected gross profits. Assumptions are based on the best current estimate of expected mortality, lapses and interest spread.

Reinsurance Allowances — The amount and timing of reinsurance allowances (both first year and renewal allowances) are contractually determined by the applicable reinsurance contract and may or may not bear a relationship to the amount and incidence of expenses actually paid by the ceding company. Many of the Company's reinsurance treaties do, in fact, have ultimate renewal allowances

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

that exceed the direct ultimate expenses. Additionally, allowances are intended to reimburse the ceding company for some portion of the ceding company's commissions, expenses, and taxes. As a result, first year expenses paid by the Company may be higher than first year allowances paid by the reinsurer, and reinsurance allowances may be higher in later years than renewal expenses paid by the Company.

The Company recognizes allowances according to the prescribed schedules in the reinsurance contracts, which may or may not bear a relationship to actual expenses incurred by the Company. A portion of these allowances is deferred while the non-deferrable allowances are recognized immediately as a reduction of other operating expenses. The Company's practice is to defer reinsurance allowances in excess of the ultimate allowance. This practice is consistent with the Company's practice of capitalizing direct expenses. While the recognition of reinsurance allowances is consistent with GAAP, in some cases non-deferred reinsurance allowances may exceed non-deferred direct costs, which may cause net other operating expenses to be negative.

Ultimate reinsurance allowances are defined as the lowest allowance percentage paid by the reinsurer in any policy duration over the lifetime of a universal life policy (or through the end of the level term period for a traditional life policy). Ultimate reinsurance allowances are determined by the reinsurer and set by the individual contract of each treaty during the initial negotiation of each such contract. Ultimate reinsurance allowances and other treaty provisions are listed within each treaty and will differ between agreements since each reinsurance contract is a separately negotiated agreement. The Company uses the ultimate reinsurance allowances set by the reinsurers and contained within each treaty agreement to complete its accounting responsibilities.

Amortization of Reinsurance Allowances — Reinsurance allowances do not affect the methodology used to amortize DAC and VOBA, or the period over which such DAC and VOBA are amortized. Reinsurance allowances offset the direct expenses capitalized, reducing the net amount that is capitalized. The amortization pattern varies with changes in estimated gross profits arising from the allowances. DAC and VOBA on traditional life policies are amortized based on the pattern of estimated gross premiums of the policies in force. Reinsurance allowances do not affect the gross premiums, so therefore they do not impact traditional life amortization patterns. DAC and VOBA on universal life products are amortized based on the pattern of estimated gross profits of the policies in force. Reinsurance allowances are considered in the determination of estimated gross profits, and therefore do impact amortization patterns.

Reinsurance Liabilities — Claim liabilities and policy benefits are calculated consistently for all policies in accordance with GAAP, regardless of whether or not the policy is reinsured. Once the claim liabilities and policy benefits for the underlying policies are estimated, the amounts recoverable from the reinsurers are estimated based on a number of factors including the terms of the reinsurance contracts, historical payment patterns of reinsurance partners, and the financial strength and credit worthiness of reinsurance partners. Liabilities for unpaid reinsurance claims are produced from claims and reinsurance system records, which contain the relevant terms of the individual reinsurance contracts. The Company monitors claims due from reinsurers to ensure that balances are settled on a timely basis. Incurred but not reported claims are reviewed by the Company's actuarial staff to ensure that appropriate amounts are ceded.

The Company analyzes and monitors the credit worthiness of each of its reinsurance partners to minimize collection issues. For newly executed reinsurance contracts with reinsurance companies that do not

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

meet predetermined standards, the Company requires collateral such as assets held in trusts or letters of credit.

Components of Reinsurance Cost — The following income statement lines are affected by reinsurance cost:

Premiums and policy fees ("reinsurance ceded" on the Company's financial statements) represent consideration paid to the assuming company for accepting the ceding company's risks. Ceded premiums and policy fees increase reinsurance cost.

Benefits and settlement expenses include incurred claim amounts ceded and changes in ceded policy reserves. Ceded benefits and settlement expenses decrease reinsurance cost.

Amortization of deferred policy acquisition cost and VOBA reflects the amortization of capitalized reinsurance allowances. Ceded amortization decreases reinsurance cost.

Other expenses include reinsurance allowances paid by assuming companies to the Company less amounts capitalized. Non-deferred reinsurance allowances decrease reinsurance cost.

The Company's reinsurance programs do not materially impact the other income line of the Company's income statement. In addition, net investment income generally has no direct impact on the Company's reinsurance cost. However, it should be noted that by ceding business to the assuming companies, the Company forgoes investment income on the reserves ceded to the assuming companies. Conversely, the assuming companies will receive investment income on the reserves assumed which will increase the assuming companies' profitability on business assumed from the Company.

Accounting Pronouncements Recently Adopted

Accounting Standard Update ("ASU" or "Update") No. 2010-06 — Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements. In January of 2010, the Financial Accounting Standards Board ("FASB") issued ASU No. 2010-06 — Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements. This Update provides amendments to Subtopic 820-10 that requires the following new disclosures. 1) A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. 2) In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number).

This Update provides amendments to Subtopic 820-10 that clarifies existing disclosures. 1) A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. 2) A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. This Update also includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan assets (Subtopic 715-20). The conforming amendments to Subtopic 715-20 change the terminology from major categories of assets to classes of assets and provide a cross reference to the guidance in Subtopic 820-10 on how to determine appropriate classes to present fair value disclosures. This Update is effective for interim and annual reporting periods beginning after December 15, 2009, which

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

the Company adopted for the period ending March 31, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures were adopted by the Company as of January 1, 2011. This Update did not have an impact on the Company's results of operations or financial position.

ASU No. 2010-15 — Financial Services — Insurance — How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments. The amendments in this Update clarify that an insurance entity should not consider any separate account interests held for the benefit of policy holders in an investment to be the insurer's interests. The entity should not combine general account and separate account interests in the same investment when assessing the investment for consolidation. Additionally, the amendments do not require an insurer to consolidate an investment in which a separate account holds a controlling financial interest if the investment is not or would not be consolidated in the standalone financial statements of the separate account. The amendments in this Update also provide guidance on how an insurer should consolidate an investment fund in situations in which the insurer concludes that consolidation is required. This Update is effective for fiscal years beginning after December 15, 2010. For the Company this Update became effective January 1, 2011. This Update did not have an impact on the Company's results of operations or financial position.

ASU No. 2010-20 — Receivables — Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. The objective of this Update is to require disclosures that facilitate financial statement users in evaluating the nature of credit risk inherent in the portfolio of financing receivables (loans); how that risk is analyzed and assessed in arriving at the allowance for credit losses; and any changes and the reasons for those changes to the allowance for credit losses. The Update requires several new disclosures regarding the reserve for credit losses which was effective on December 31, 2010 and provisions related to troubled debt restructurings which became effective for fiscal periods beginning after June 30, 2011. The Company adopted the new disclosures in this Update for the annual reporting period ending December 31, 2010 and adopted the provisions related to troubled debt restructuring in the third quarter of 2011. This Update did not have an impact on the Company's results of operations or financial position.

ASU No. 2010-28 — Intangibles — Goodwill and Other — When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. The amendments in this Update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. This Update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. This Update was effective for the Company as of January 1, 2011. This Update did not have an impact on the Company's results of operations or financial position.

ASU No. 2010-29 — Business Combinations — Disclosure of Supplementary Pro Forma Information for Business Combinations. This Update does not change current accounting for business combinations, however it clarifies the current guidance regarding pro forma disclosures and requires a description of the nature and amount of material, nonrecurring pro forma adjustments to arrive at pro forma revenue and earnings. The amendments in this Update were effective prospectively

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

for business combinations for which the acquisition date is on or after January 1, 2011. The Company applied this guidance to the pro forma information related to the reinsurance transaction with Liberty Life Insurance Company ("Liberty Life") as disclosed in Note 3 — Significant Acquisitions. We will apply the guidance to all future acquisitions. There was no material impact to the adoption of this Update.

ASU No. 2011-02 — Receivables — A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The objective of this Update is to evaluate whether a restructuring constitutes a troubled debt restructuring. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude that both of the following exist: 1) the restructuring constitutes a concession and 2) the debtor is experiencing financial difficulties. This Update also clarifies the guidance on a creditor's evaluation of whether it has granted a concession. The amendments in this Update are effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. For the Company, this Update became effective on July 1, 2011. This Update did not have an impact on the Company's results of operations or financial position.

ASU No. 2011-08 — Intangibles — Goodwill and Other: Testing Goodwill for Impairment. This Update is intended to reduce the complexity and cost of goodwill impairment testing by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment prior to the quantitative calculation required by current guidance. Under the amendments to Topic 350, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines it is not more likely than not that the fair value is less than the carrying amount, the two-step impairment process is not required. However, if an entity concludes otherwise, the two-step impairment test outlined in current guidance is required to be completed. This Update does not change the requirements or implementation of the current two-step impairment test. This Update was effective for the Company as of December 31, 2011. The Company implemented the guidance in ASU 2011-08 in its 2011 goodwill impairment test.

Accounting Pronouncements Not Yet Adopted

ASU No. 2010-26 — Financial Services — Insurance — Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts. The objective of this Update is to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. This Update prescribes that certain incremental direct costs of successful initial or renewal contract acquisitions may be deferred. It defines incremental direct costs as those costs that result directly from and are essential to the contract transaction and would not have been incurred by the insurance entity had the contract transaction not occurred. This Update also clarifies the definition of the types of incurred costs that may be capitalized and the accounting and recognition treatment of advertising, research, and other administrative costs related to the acquisition of insurance contracts. This Update is effective for periods beginning after December 15, 2011 and is to be applied prospectively. Early adoption and retrospective application are optional. The Company's expected retrospective adoption of this Update will result in a reduction in its deferred acquisition cost asset as well as a decrease in the future amortization associated with those previously deferred costs. There will also be a reduction in the level of costs the Company defers subsequent to adoption. The Company is evaluating the full effects of implementing this Update, but the Company currently

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

estimates that its retrospective adoption will result in a cumulative effect adjustment to reduce the opening balance of shareowner's equity (including accumulated other comprehensive income (loss)) of between 9% and 11% as of January 1, 2012, including a reduction of between approximately 27% and 29% of its existing deferred acquisition cost asset balance as of January 1, 2012. The Company currently estimates that if the change were in effect at December 31, 2011, the adoption of this Update would have resulted in a decrease to net income in 2011 of between 6% and 8%.

ASU No. 2011-03 — Transfers and Servicing — Reconsideration of Effective Control for Repurchase Agreements. This Update amends the assessment of effective control for repurchase agreements to remove 1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and 2) the collateral maintenance implementation guidance related to the criterion. FASB determined that these criterion should not be a determining factor of effective control. This Update is effective for the first interim or annual period beginning on or after December 15, 2011. For the Company, the Update will be applied to all repurchase agreements beginning January 1, 2012. This Update will not have an impact on the Company's results of operations or financial position.

ASU No. 2011-04 — Fair Value Measurement — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in this Update result in common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards ("IFRSs"). The amendments change the wording used to describe many of the requirements for measuring fair value and for disclosing information about fair value measurements. The intent of this Update was not to change the application of the requirements in Topic 820. Some of the amendments clarify the intent regarding the application of existing fair value measurement requirements. The Update did modify several principles or requirements for measuring fair value or for disclosing information about fair value measurements. These changes are effective for interim and annual periods beginning after December 15, 2011. This Update will not have an impact on the Company's results of operations or financial position.

ASU No. 2011-05 — Comprehensive Income — Presentation of Comprehensive Income. In this Update, a company has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in 1) a single continuous statement of comprehensive income, or 2) in two separate but consecutive statements. In both choices, a company is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The amendments in this Update do not change the items that must be reported in other comprehensive income, or the timing of its subsequent reclassification to net income. This Update is effective January 1, 2012. The Company is currently evaluating the appropriate format to which it will adhere.

ASU No. 2011-11 — Balance Sheet — Disclosures about Offsetting Assets and Liabilities. This Update contains new disclosure requirements regarding the nature of an entity's rights of offset and related arrangements associated with its financial and derivative instruments. The new disclosures are designed to make financial statements that are prepared under GAAP more comparable to those prepared under IFRSs. Generally, it is more difficult to qualify for offsetting under IFRSs than it is under GAAP because under GAAP, certain derivative and repurchase arrangements are granted exceptions from the general offsetting model. As a result, entities with significant financial instrument and

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

derivative portfolios that report under IFRSs typically present positions on their balance sheets that are significantly larger than those of entities with similarly sized portfolios whose financial statements are prepared in accordance with GAAP. To facilitate comparison between financial statements prepared under GAAP and IFRSs, the new disclosures will give financial statement users information about both gross and net exposures. This Update is effective January 1, 2013. This Update will not have an impact on the Company's results of operations or financial position.

ASU No. 2011-12 — Comprehensive Income — Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. This Update defers certain provisions of ASU No. 2011-05, notably those provisions which require entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). These requirements were indefinitely deferred by ASU No. 2011-12 and will be further deliberated by the FASB at a future date.

The FASB also decided that during the deferral period, entities would be required to comply with all existing requirements for reclassification adjustments in ASC 220, which indicates that "[a]n entity may display reclassification adjustments on the face of the financial statement in which comprehensive income is reported, or it may disclose reclassification adjustments in the notes to the financial statements". This Update is effective January 1, 2012. The Company will implement the guidance in this Update commensurate with the implementation of ASU No. 2011-05.

3.  SIGNIFICANT ACQUISTIONS

On December 31, 2010, the Company completed the acquisition of all of the outstanding stock of United Investors, pursuant to a Stock Purchase Agreement, between the Company, Torchmark Corporation ("Torchmark") and its wholly owned subsidiaries, Liberty National Life Insurance Company ("Liberty National") and United Investors.

The Company accounted for this transaction under the purchase method of accounting as required by FASB guidance under the ASC Business Combinations topic. This guidance requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the acquisition date. The aggregate purchase price for United Investors was $363.3 million.

On April 29, 2011, the Company closed a previously announced and unrelated reinsurance transaction with Liberty Life Insurance Company ("Liberty Life") under the terms of which the Company reinsured substantially all of the life and health business of Liberty Life. The transaction closed in conjunction with Athene Holding Ltd's acquisition of Liberty Life from an affiliate of Royal Bank of Canada. The capital invested by the Company in the transaction at closing was $321 million, including a $225 million ceding commission. In conjunction with the closing, the Company invested $40 million in a surplus note issued by Athene Life Re. The Company accounted for this transaction in a manner consistent with the purchase method of accounting as required by FASB guidance under the ASC Business Combinations topic. This guidance requires that the total consideration paid be allocated to the assets acquired and liabilities assumed based on their fair values at the transaction date.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.  SIGNIFICANT ACQUISTIONS — (Continued)

The following table summarizes the fair values of the net assets acquired from the Liberty Life reinsurance transaction as of the transaction date:

Fair Value as of April 29, 2011
(Dollars In Thousands)
ASSETS
Investments	$1,768,297
Cash	35,959
Accrued investment income	154
Accounts and premiums receivable, net	877
Reinsurance receivable	9,511
Value of business acquired	135,876
Other assets	1
Total assets	1,950,675
LIABILITIES
Policy liabilities and accrual	1,665,294
Annuity account balances	4,420
Other policyholders' funds	24,977
Other liabilities	30,834
Total liabilities	1,725,525
NET ASSETS ACQUIRED	$225,150

The following (unaudited) pro forma condensed consolidated results of operations assumes that the aforementioned transactions with Liberty Life and United Investors were completed as of January 1, 2010:

	For The Year Ended December 31,
	2011		2010
	(Dollars In Thousands)
Revenue	$3,491,414	(1)	$3,321,743
Net income	348,471	(2)	305,360

(1)  Includes $175.9 million and $105.9 million of total revenue for Liberty Life and United Investors, respectively, since the transaction date for the year ended December 31, 2011.

(2)  Includes $38.2 million and $24.3 million of pre-tax income for Liberty Life and United Investors, respectively, since the transaction date for the year ended December 31, 2011.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  INVESTMENT OPERATIONS

Major categories of net investment income are summarized as follows:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Fixed maturities	$1,414,965	$1,301,047	$1,302,630
Equity securities	20,595	17,836	20,699
Mortgage loans	336,541	310,988	249,802
Investment real estate	3,458	3,180	3,666
Short-term investments	72,137	77,185	114,026
	1,847,696	1,710,236	1,690,823
Other investment expenses	94,252	85,391	87,760
Net investment income	$1,753,444	$1,624,845	$1,603,063

Net realized investment gains (losses) for all other investments are summarized as follows:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Fixed maturities	$80,044	$51,816	$4,848
Equity securities	9,136	6,489	14,311
Impairments on fixed maturity securities	(47,321)	(39,550)	(160,319)
Impairments on equity securities	—	(1,815)	(19,572)
Modco trading portfolio	164,224	109,399	285,178
Other investments	(5,651)	(9,283)	(628)
Total realized gains (losses) — investments	$200,432	$117,056	$123,818

For the year ended December 31, 2011, gross realized gains on investments available-for-sale (fixed maturities, equity securities, and short-term investments) were $104.5 million and gross realized losses were $62.0 million, including $46.6 million of impairment losses. The $46.6 million excludes $0.7 million of impairment losses in the trading portfolio for the year ended December 31, 2011. For the year ended December 31, 2010, gross realized gains on investments available-for-sale (fixed maturities, equity securities, and short-term investments) were $99.8 million and gross realized losses were $82.6 million, including $41.1 million of impairment losses. The $41.1 million excludes $0.3 million of impairment losses in the trading portfolio for the year ended December 31, 2010. For the year ended December 31, 2009, gross realized gains on investments available-for-sale (fixed maturities, equity securities, and short-term investments) were $41.2 million and gross realized losses were $196.0 million, including $174.0 million of impairment losses.

The $9.1 million of gains included in equity securities for the year ended December 31, 2011, primarily relates to gains of $6.9 million on securities that have recovered in value as the issuer exited bankruptcy and $1.2 million that relates to gains recognized on the sale of Federal National Mortgage Association preferreds.

For the year ended December 31, 2011, the Company sold securities in an unrealized gain position with a fair value (proceeds) of $2.2 billion. The gain realized on the sale of these securities was $104.5 million. For the year ended December 31, 2010, the Company sold securities in an unrealized gain position with a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  INVESTMENT OPERATIONS — (Continued)

fair value (proceeds) of $2.9 billion. The gain realized on the sale of these securities was $99.8 million. For the year ended December 31, 2009, the Company sold securities in an unrealized gain position with a fair value (proceeds) of $2.2 billion. The gain realized on the sale of these securities was $41.2 million.

For the year ended December 31, 2011, the Company sold securities in an unrealized loss position with a fair value (proceeds) of $263.1 million. The loss realized on the sale of these securities was $15.3 million. The Company made the decision to exit these holdings in order to reduce its European financial exposure.

For the year ended December 31, 2010, the Company sold securities in an unrealized loss position with a fair value (proceeds) of $709.6 million. The loss realized on the sale of these securities was $41.5 million. For the year ended December 31, 2009, the Company sold securities in an unrealized loss position with a fair value (proceeds) of $302.1 million. The loss realized on the sale of these securities was $22.0 million.

Certain European countries have experienced varying degrees of financial stress. Risks from the continued debt crisis in Europe could continue to disrupt the financial markets which could have a detrimental impact on global economic conditions and on sovereign and non-sovereign obligations. Although the financial relief plan announced by European leaders on October 27, 2011, initially drew favorable responses from the financial markets, details remain to be negotiated and implementation is subject to certain contingencies and risks. There remains considerable uncertainty as to future developments in the European debt crisis and the impact on financial markets. For the year ended December 31, 2011, the Company recorded $28.6 million of impairments and credit related losses related to our European holdings, which resulted in a charge to earnings. The chart shown below includes the Company's non-sovereign fair value exposures in these countries as of December 31, 2011. As of December 31, 2011, the Company had no unfunded exposure and had no direct sovereign fair value exposure.

	Non-sovereign Debt		Total Gross Funded
Financial Instrument and Country	Financial	Non-financial	Exposure
	(Dollars In Millions)
Securities:
United Kingdom	$372.1	$347.2	$719.3
Switzerland	131.0	193.6	324.6
France	127.4	78.3	205.7
Sweden	163.5	—	163.5
Netherlands	80.9	66.4	147.3
Spain	38.7	79.0	117.7
Belgium	—	103.1	103.1
Germany	31.8	61.5	93.3
Ireland	5.3	82.2	87.5
Luxembourg	—	50.1	50.1
Italy	—	40.7	40.7
Norway	—	13.9	13.9
Total securities	950.7	1,116.0	2,066.7
Derivatives:
Germany	3.8	—	3.8
	$954.5	$1,116.0	$2,070.5

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  INVESTMENT OPERATIONS — (Continued)

The amortized cost and fair value of the Company's investments classified as available-for-sale as of December 31, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Total OTTI Recognized in OCI(1)
	(Dollars In Thousands)
2011
Fixed maturities:
Bonds
Residential mortgage-backed securities	$2,340,172	$82,574	$(85,702)	$2,337,044	$(47,652)
Commercial mortgage-backed securities	530,283	24,473	(4,229)	550,527	—
Other asset-backed securities	997,398	6,529	(90,898)	913,029	(6,559)
U.S. government-related securities	1,150,525	65,212	(58)	1,215,679	—
Other government-related securities	88,058	4,959	—	93,017	—
States, municipals, and political subdivisions	1,154,307	173,406	—	1,327,713	—
Corporate bonds	16,888,423	1,922,038	(249,870)	18,560,591	1,787
	23,149,166	2,279,191	(430,757)	24,997,600	(52,424)
Equity securities	286,537	5,430	(16,595)	275,372	(74)
Short-term investments	15,629	—	—	15,629	—
	$23,451,332	$2,284,621	$(447,352)	$25,288,601	$(52,498)
2010
Fixed maturities:
Bonds
Residential mortgage-backed securities	$2,543,629	$49,936	$(113,917)	$2,479,648	$(19,233)
Commercial mortgage-backed securities	168,483	6,409	(933)	173,959	—
Other asset-backed securities	966,537	679	(59,824)	907,392	(714)
U.S. government-related securities	1,136,307	33,997	(2,881)	1,167,423	—
Other government-related securities	195,478	5,744	(15)	201,207	—
States, municipals, and political subdivisions	983,317	8,752	(22,535)	969,534	—
Corporate bonds	14,997,955	947,935	(176,817)	15,769,073	5,966
	20,991,706	1,053,452	(376,922)	21,668,236	(13,981)
Equity securities	296,105	14,527	(5,242)	305,390	(28)
Short-term investments	234,958	—	—	234,958	—
	$21,522,769	$1,067,979	$(382,164)	$22,208,584	$(14,009)

(1)  These amounts are included in the gross unrealized gains and gross unrealized losses columns above.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  INVESTMENT OPERATIONS — (Continued)

As of December 31, 2011 and 2010, the Company had an additional $3.0 billion and $3.0 billion of fixed maturities, $17.0 million and $11.9 million of equity securities, and $85.8 million and $114.3 million of short-term investments classified as trading securities, respectively.

The amortized cost and fair value of available-for-sale fixed maturities as of December 31, 2011, by expected maturity, are shown below. Expected maturities of securities without a single maturity date are allocated based on estimated rates of prepayment that may differ from actual rates of prepayment.

	Amortized Cost	Fair Value
	(Dollars In Thousands)
Due in one year or less	$565,550	$574,031
Due after one year through five years	4,390,944	4,548,823
Due after five years through ten years	5,909,125	6,337,733
Due after ten years	12,283,547	13,537,013
	$23,149,166	$24,997,600

Each quarter the Company reviews investments with unrealized losses and tests for other-than-temporary impairments. The Company analyzes various factors to determine if any specific other-than-temporary asset impairments exist. These include, but are not limited to: 1) actions taken by rating agencies, 2) default by the issuer, 3) the significance of the decline, 4) an assessment of the Company's intent to sell the security (including a more likely than not assessment of whether the Company will be required to sell the security) before recovering the security's amortized cost, 5) the time period during which the decline has occurred, 6) an economic analysis of the issuer's industry, and 7) the financial strength, liquidity, and recoverability of the issuer. Management performs a security by security review each quarter in evaluating the need for any other-than-temporary impairments. Although no set formula is used in this process, the investment performance, collateral position, and continued viability of the issuer are significant measures considered, and in some cases, an analysis regarding the Company's expectations for recovery of the security's entire amortized cost basis through the receipt of future cash flows is performed. Once a determination has been made that a specific other-than-temporary impairment exists, the security's basis is adjusted and an other-than-temporary impairment is recognized. Equity securities that are other-than-temporarily impaired are written down to fair value with a realized loss recognized in earnings. Other-than-temporary impairments to debt securities that the Company does not intend to sell and does not expect to be required to sell before recovering the security's amortized cost are written down to discounted expected future cash flows ("post impairment cost") and credit losses are recorded in earnings. The difference between the securities' discounted expected future cash flows and the fair value of the securities is recognized in other comprehensive income (loss) as a non-credit portion of the recognized other-than-temporary impairment. When calculating the post impairment cost for residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), and other asset-backed securities (collectively referred to as asset-backed securities or "ABS"), the Company considers all known market data related to cash flows to estimate future cash flows. When calculating the post impairment cost for corporate debt securities, the Company considers all contractual cash flows to estimate expected future cash flows. To calculate the post impairment cost, the expected future cash flows are discounted at the original purchase yield. Debt securities that the Company intends to sell or expects to be required to sell before recovery are written down to fair value with the change recognized in earnings.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  INVESTMENT OPERATIONS — (Continued)

During the year ended December 31, 2011, the Company recorded pre-tax other-than-temporary impairments of investments of $62.2 million. Of the $62.2 million of impairments for the year ended December 31, 2011, $47.3 million was recorded in earnings and $14.9 million was recorded in other comprehensive income (loss). For the year ended December 31, 2011, there was $62.2 million of pre-tax other-than-temporary impairments related to debt securities and no impairments related to equity securities. For the year ended December 31, 2011, pre-tax other-than-temporary impairments related to debt securities that the Company does not intend to sell and does not expect to be required to sell prior to recovering amortized cost were $52.7 million, with $37.8 million of credit losses recorded on debt securities in earnings and $14.9 million of non-credit losses recorded in other comprehensive income (loss). During the same period, other-than-temporary impairments related to debt securities that the Company intends to sell or expects to be required to sell were $9.5 million and were recorded in earnings.

During the year ended December 31, 2010, the Company recorded other-than-temporary impairments of investments of $75.0 million. Of the $75.0 million of impairments for the year ended December 31, 2010, $41.4 million was recorded in earnings and $33.6 million was recorded in other comprehensive income (loss). For the year ended December 31, 2010, there was $2.5 million of other-than-temporary impairments related to equity securities. For the year ended December 31, 2010, there was $72.5 million of other-than-temporary impairments related to debt securities. During this period, there was no other-than-temporary impairments related to debt securities or equity securities that the Company intends to sell or expects to be required to sell.

During the year ended December 31, 2009, the Company recorded other-than-temporary impairments of investments of $227.6 million. Of the $227.6 million of impairments for the year ended December 31, 2009, $179.9 million was recorded in earnings and $47.7 million was recorded in other comprehensive income (loss). For the year ended December 31, 2009, there was $19.6 million of other-than-temporary impairments related to equity securities and $208.0 million of other-than-temporary impairments related to debt securities. For the year ended December 31, 2009, other-than-temporary impairments related to debt securities that the Company does not intend to sell and does not expect to be required to sell prior to recovering amortized cost were $177.6 million, with $129.9 million of credit losses recorded on debt securities in earnings and $47.7 million of non-credit losses recorded in other comprehensive income (loss). During the same period, other-than-temporary impairments related to debt securities that the Company intends to sell or expects to be required to sell were $30.4 million and were recorded in earnings.

The following chart is a rollforward of available-for-sale credit losses on debt securities held by the Company for which a portion of an other-than-temporary impairment was recognized in other comprehensive income (loss):

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Beginning balance	$39,275	$25,066	$—
Additions for newly impaired securities	12,699	26,893	80,195
Additions for previously impaired securities	20,591	4,964	7,136
Reductions for previously impaired securities due to a change in expected cash flows	—	—	(32,451)

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  INVESTMENT OPERATIONS — (Continued)

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Reductions for previously impaired securities that were sold in the current period	$(3,089)	$(17,648)	$(29,687)
Other	—	—	(127)
Ending balance	$69,476	$39,275	$25,066

The following table includes the gross unrealized losses and fair value of the Company's investments that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2011:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(Dollars In Thousands)
Residential mortgage- backed securities	$276,216	$(15,308)	$524,251	$(70,394)	$800,467	$(85,702)
Commercial mortgage- backed securities	78,893	(4,229)	—	—	78,893	(4,229)
Other asset-backed securities	531,653	(32,074)	190,639	(58,824)	722,292	(90,898)
U.S. government-related securities	21,311	(58)	—	—	21,311	(58)
Other government-related securities	—	—	—	—	—	—
States, municipalities, and political subdivisions	—	—	—	—	—	—
Corporate bonds	1,870,256	(131,953)	523,913	(117,917)	2,394,169	(249,870)
Equities	50,638	(8,436)	22,095	(8,159)	72,733	(16,595)
	$2,828,967	$(192,058)	$1,260,898	$(255,294)	$4,089,865	$(447,352)

The RMBS have a gross unrealized loss greater than twelve months of $70.4 million as of December 31, 2011. These losses relate to a widening in spreads and defaults as a result of continued weakness in the residential housing market which have reduced the fair value of the RMBS holdings. Factors such as the credit enhancement within the deal structure, the average life of the securities, and the performance of the underlying collateral support the recoverability of these investments.

The other asset-backed securities have a gross unrealized loss greater than twelve months of $58.8 million as of December 31, 2011. This category predominately includes student-loan backed auction rate securities, the underlying collateral, of which is at least 97% guaranteed by the Federal Family Education Loan Program ("FFELP"). These unrealized losses have occurred within the Company's auction rate securities ("ARS") portfolio since the market collapse during 2008. At this time, the Company has no reason to believe that the U.S. Department of Education would not

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  INVESTMENT OPERATIONS — (Continued)

honor the FFELP guarantee, if it were necessary. In addition, the Company has the ability and intent to hold these securities until their values recover or until maturity.

The corporate bonds category has gross unrealized losses greater than twelve months of $117.9 million as of December 31, 2011. These losses relate primarily to fluctuations in credit spreads. The aggregate decline in market value of these securities was deemed temporary due to positive factors supporting the recoverability of the respective investments. Positive factors considered include credit ratings, the financial health of the issuer, the continued access of the issuer to capital markets, and other pertinent information including the Company's ability and intent to hold these securities to recovery.

The equities category has a gross unrealized loss greater than twelve months of $8.2 million as of December 31, 2011. These losses primarily relate to a widening in credit spreads on perpetual preferred stock holdings. The aggregate decline in market value of these securities was deemed temporary due to factors supporting the recoverability of the respective investments. Positive factors include credit ratings, the financial health of the issuer, the continued access of the issuer to the capital markets, and other pertinent information including the Company's ability and intent to hold these securities to recovery.

The Company does not consider these unrealized loss positions to be other-than-temporary, based on the factors discussed and because the Company has the ability and intent to hold these investments until the fair values recover, and does not intend to sell or expect to be required to sell the securities before recovering the Company's amortized cost of debt securities.

The following table includes the gross unrealized losses and fair value of the Company's investments that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2010:

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	(Dollars In Thousands)
Residential mortgage- backed securities	$208,278	$(3,061)	$1,137,460	$(110,856)	$1,345,738	$(113,917)
Commercial mortgage- backed securities	25,679	(933)	—	—	25,679	(933)
Other asset-backed securities	195,426	(17,164)	625,043	(42,660)	820,469	(59,824)
U.S. government-related securities	138,499	(2,881)	—	—	138,499	(2,881)
Other government-related securities	33,936	(8)	14,993	(7)	48,929	(15)
States, municipalities, and political subdivisions	569,660	(22,535)	—	—	569,660	(22,535)
Corporate bonds	2,262,224	(82,409)	830,351	(94,408)	3,092,575	(176,817)
Equities	11,950	(3,321)	13,344	(1,921)	25,294	(5,242)
	$3,445,652	$(132,312)	$2,621,191	$(249,852)	$6,066,843	$(382,164)

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  INVESTMENT OPERATIONS — (Continued)

The RMBS had a gross unrealized loss greater than twelve months of $110.9 million as of December 31, 2010. These losses relate to a widening in spreads and defaults as a result of continued weakness in the residential housing market which have reduced the fair value of the RMBS holdings. Factors such as the credit enhancement within the deal structure, the average life of the securities, and the performance of the underlying collateral support the recoverability of the investments.

The other asset-backed securities had a gross unrealized loss greater than twelve months of $42.7 million as of December 31, 2010. This category predominately includes student-loan backed auction rate securities whose underlying collateral is at least 97% guaranteed by the FFELP. These losses relate to the auction rate securities ("ARS") market collapse during 2008. At this time, the Company has no reason to believe that the U.S. Department of Education would not honor the FFELP guarantee, if it were necessary. In addition, the Company has the ability and intent to hold these securities until their values recover or maturity.

The corporate bonds category had gross unrealized losses greater than twelve months of $94.4 million as of December 31, 2010. These losses relate primarily to fluctuations in credit spreads. The aggregate decline in market value of these securities was deemed temporary due to positive factors supporting the recoverability of the respective investments. Positive factors considered include credit ratings, the financial health of the issuer, the continued access of the issuer to capital markets, and other pertinent information including the Company's ability and intent to hold these securities to recovery.

The Company does not consider these unrealized loss positions to be other-than-temporary, based on the factors discussed and because the Company has the ability and intent to hold these investments until the fair values recover, and does not intend to sell or expect to be required to sell the securities before recovering the Company's amortized cost of debt securities.

As of December 31, 2011, the Company had securities in its available-for-sale portfolio which were rated below investment grade of $1.7 billion and had an amortized cost of $1.9 billion. In addition, included in the Company's trading portfolio, the Company held $232.7 million of securities which were rated below investment grade. Approximately $357.2 million of the below investment grade securities were not publicly traded.

The change in unrealized gains (losses), net of income tax, on fixed maturity and equity securities, classified as available-for-sale is summarized as follows:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Fixed maturities	$761,738	$696,942	$1,682,551
Equity securities	(13,292)	9,701	32,728

Certain investments, consisting of fixed maturities, equities, and investment real estate, with a carrying value of $2.1 million were non-income producing for the year ended December 31, 2011.

Included in the Company's invested assets are $879.8 million of policy loans as of December 31, 2011. The interest rates on standard policy loans range from 3.0% to 8.0%. The collateral loans on life insurance policies have an interest rate of 13.64%.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.  INVESTMENT OPERATIONS — (Continued)

Securities Lending

In prior periods, the Company participated in securities lending, primarily as an enhancement to its investment yield. Securities that the Company held as investments were loaned to third parties for short periods of time. The Company required initial collateral, in the form of short-term investments, which equaled 102% of the market value of the loaned securities.

During the second quarter of 2011, the Company discontinued this program. Certain collateral assets, which the Company previously intended to ultimately dispose of and on which it recorded an other-than-temporary impairment of $1.3 million, were instead retained by the Company and are included in its fixed maturities as of December 31, 2011. The Company currently does not have any intent to sell these securities, nor does the Company anticipate being required to sell them.

Mortgage Loans

Refer to Note 10, Mortgage Loans for information on the Company's mortgage loan portfolio.

5.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

Deferred policy acquisition costs

The balances and changes in DAC are as follows:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Balance, beginning of period	$2,854,319	$2,682,202
Capitalization of commissions, sales, and issue expenses	443,464	447,525
Amortization	(247,194)	(118,191)
Change in unrealized investment gains and losses	(66,793)	(157,619)
Other	—	402
Balance, end of period	$2,983,796	$2,854,319

Value of business acquired

The balances and changes in VOBA are as follows:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Balance, beginning of period	$968,253	$943,069
Acquisitions	137,418	75,351
Amortization	(66,163)	(57,797)
Change in unrealized investment gains and losses	(21,907)	—
Other	10,539	7,630
Balance, end of period	$1,028,140	$968,253

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED — (Continued)

The expected amortization of VOBA for the next five years is as follows:

Years	Expected Amortization
(Dollars In Thousands)
2012	$76,152
2013	67,129
2014	59,232
2015	51,455
2016	46,744

6.  GOODWILL

The changes in the carrying amount of goodwill by segment are as follows:

	Acquisitions	Asset Protection	Total Consolidated
	(Dollars In Thousands)
Balance as of December 31, 2009	$44,910	$48,158	$93,068
Tax benefit of excess tax goodwill	(3,098)	—	(3,098)
Balance as of December 31, 2010	41,812	48,158	89,970
Tax benefit of excess tax goodwill	(3,099)	—	(3,099)
Balance as of December 31, 2011	$38,713	$48,158	$86,871

During the year ended December 31, 2011, the Company decreased its goodwill balance by approximately $3.1 million. The decrease was due to an adjustment in the Acquisitions segment related to tax benefits realized during 2011 on the portion of tax goodwill in excess of GAAP basis goodwill. As of December 31, 2011, the Company had an aggregate goodwill balance of $86.9 million.

During the year ended December 31, 2010, the Company decreased its goodwill balance by approximately $3.1 million. The decrease was due to an adjustment in the Acquisitions segment related to tax benefits realized during 2010 on the portion of tax goodwill in excess of GAAP basis goodwill. As of December 31, 2010, the Company had an aggregate goodwill balance of $90.0 million.

Accounting for goodwill requires an estimate of the future profitability of the associated lines of business to assess the recoverability of the capitalized acquisition goodwill. The Company evaluates the carrying value of goodwill at the segment (or reporting unit) level at least annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: 1) a significant adverse change in legal factors or in business climate, 2) unanticipated competition, or 3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company first determines through qualitative analysis whether relevant events and circumstances indicate that it is more likely than not that segment goodwill balances are impaired as of the testing date. If it is determined that it is more likely than not that impairment exists, the Company compares its estimate of the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. The Company utilizes a fair value measurement (which includes a discounted cash flows analysis) to assess the carrying value of the reporting units in consideration of the recoverability of the goodwill balance assigned to each reporting unit as of the measurement date. The Company's material goodwill balances

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.  GOODWILL — (Continued)

are attributable to certain of its operating segments (which are each considered to be reporting units). The cash flows used to determine the fair value of the Company's reporting units are dependent on a number of significant assumptions. The Company's estimates, which consider a market participant view of fair value, are subject to change given the inherent uncertainty in predicting future results and cash flows, which are impacted by such things as policyholder behavior, competitor pricing, capital limitations, new product introductions, and specific industry and market conditions. Additionally, the discount rate used is based on the Company's judgment of the appropriate rate for each reporting unit based on the relative risk associated with the projected cash flows. As of December 31, 2011, the Company performed its annual evaluation of goodwill and determined that no adjustment to impair goodwill was necessary.

While continued deterioration of or adverse market conditions for certain businesses may have a significant impact on the fair value of the Company's reporting units, in the Company's view, the key assumptions used in its estimates of fair value of its reporting units continue to be adequate.

7.  CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS

The Company issues variable universal life and variable annuity products through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder. The Company also offers, for our variable annuity products, various account value guarantees upon death. The most significant of these guarantees involve 1) return of the highest anniversary date account value, or 2) return of the greater of the highest anniversary date account value or the last anniversary date account value compounded at 5% interest or 3) return of premium. The GMDB reserve is calculated by applying a benefit ratio, equal to the present value of total expected GMDB claims divided by the present value of total expected contract assessments, to cumulative contract assessments. This amount is then adjusted by the amount of cumulative GMDB claims paid and accrued interest. Assumptions used in the calculation of the GMDB reserve were as follows: mean investment performance of 8.5%, age-based mortality consistent with 61% of the NAIC 1994 Variable Annuity GMDB Mortality Table, lapse rates ranging from 1%-25% (depending on product type and duration), and an average discount rate of 6.3%. Changes in the GMDB reserve are included in benefits and settlement expenses in the accompanying consolidated statements of income.

The variable annuity separate account balances subject to GMDB were $6.2 billion as of December 31, 2011. The total guaranteed amount payable based on variable annuity account balances as of December 31, 2011, was $332.1 million (including $317.7 million in the Annuities segment and $14.4 million in the Acquisitions segment) with a GMDB reserve of $0.3 million in the Acquisitions segment. The average attained age of contract holders as of December 31, 2011 for the Company was 67.

These amounts exclude the variable annuity business of the Chase Insurance Group, which consisted of five insurance companies that manufactured and administered traditional life insurance and annuity products and four non-insurance companies (which collectively are referred to as the "Chase Insurance Group") which has been 100% reinsured to CALIC, under a Modco agreement. The guaranteed amount payable associated with the annuities reinsured to CALIC was $33.3 million and is included in the Acquisitions segment. The average attained age of contract holders as of December 31, 2011, was 63.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.  CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS — (Continued)

Activity relating to GMDB reserves (excluding those 100% reinsured under the Modco agreement) is as follows:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Beginning balance	$6,412	$342	$1,205
Incurred guarantee benefits	7,171	11,799	10,193
Less: Paid guarantee benefits	3,785	5,729	11,056
Ending balance	$9,798	$6,412	$342

Account balances of variable annuities with guarantees invested in variable annuity separate accounts are as follows:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Equity mutual funds	$3,972,729	$3,149,445
Fixed income mutual funds	2,185,654	1,279,639
Total	$6,158,383	$4,429,084

Certain of the Company's fixed annuities and universal life products have a sales inducement in the form of a retroactive interest credit ("RIC"). In addition, certain annuity contracts provide a sales inducement in the form of a bonus interest credit. The Company maintains a reserve for all interest credits earned to date. The Company defers the expense associated with the RIC and bonus interest credits each period and amortizes these costs in a manner similar to that used for DAC.

Activity in the Company's deferred sales inducement asset was as follows:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Deferred asset, beginning of period	$112,147	$116,298	$99,132
Amounts deferred	29,472	25,587	24,506
Amortization	(16,092)	(29,738)	(7,340)
Deferred asset, end of period	$125,527	$112,147	$116,298

8.  REINSURANCE

The Company reinsures certain of its risks with (cedes), and assumes risks from, other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Under yearly renewable term agreements, the Company reinsures only the mortality risk, while under coinsurance the Company reinsures a proportionate share of all risks arising under the reinsured policy. Under coinsurance, the reinsurer receives a proportionate share of the premiums less commissions and is liable for a corresponding share of all benefit payments. Modified coinsurance is accounted for similar to coinsurance except that the liability for future policy benefits is held by the ceding company, and settlements are made on a net basis between the companies.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.  REINSURANCE — (Continued)

Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to us under the terms of the reinsurance agreements. The Company continues to monitor the consolidation of reinsurers and the concentration of credit risk the Company has with any reinsurer, as well as the financial condition of its reinsurers. As of December 31, 2011, the Company had reinsured approximately 62% of the face value of its life insurance in-force. The Company has reinsured approximately 27% of the face value of its life insurance in-force with the following three reinsurers:

•  Security Life of Denver Insurance Co. (currently administered by Hanover Re)

•  Swiss Re Life & Health America Inc.

•  Lincoln National Life Insurance Co. (currently administered by Swiss Re Life & Health America Inc.)

The Company has not experienced any credit losses for the years ended December 31, 2011, 2010, or 2009 related to these reinsurers. The Company has set limits on the amount of insurance retained on the life of any one person. In 2005, the Company increased its retention for certain newly issued traditional life products from $500,000 to $1,000,000 on any one life. During 2008, the Company increased its retention limit to $2,000,000 on certain of its traditional and universal life products.

Reinsurance premiums, commissions, expense reimbursements, benefits, and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. The cost of reinsurance related to short-duration contracts is accounted for over the reinsurance contract period. Amounts recoverable from reinsurers, for both short-and long-duration reinsurance arrangements, are estimated in a manner consistent with the claim liabilities and policy benefits associated with reinsured policies.

The following table presents the net life insurance in-force:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Millions)
Direct life insurance in-force	$728,670	$753,519	$755,263
Amounts assumed from other companies	32,813	18,799	19,826
Amounts ceded to other companies	(469,530)	(495,056)	(515,136)
Net life insurance in-force	$291,953	$277,262	$259,953
Percentage of amount assumed to net	11%	7%	8%

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.  REINSURANCE — (Continued)

The following table reflects the effect of reinsurance on life insurance premiums written and earned:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Millions)
Direct premiums	$2,245	$2,153	$2,135
Reinsurance assumed	248	167	113
Reinsurance ceded	(1,278)	(1,284)	(1,350)
Net premiums(1)	$1,215	$1,036	$898
Percentage of amount assumed to net	20%	16%	13%

(1)  Includes annuity policy fees of $74.9 million, $43.4 million, and $34.9 million for the years ended December 31, 2011, 2010, and 2009, respectively.

The Company has also reinsured accident and health risks representing $14.4 million, $17.3 million, and $21.9 million of premium income, while the Company has assumed accident and health risks representing $21.7 million, $0.1 million, and $0.1 million of premium income for 2011, 2010, and 2009, respectively. In addition, the Company reinsured property and casualty risks representing $71.2 million, $78.9 million, and $137.1 million of premium income, while the Company assumed property and casualty risks representing $6.2 million, $7.1 million, and $67.5 million of premium income for 2011, 2010, and 2009, respectively.

As of December 31, 2011 and 2010, policy and claim reserves relating to insurance ceded of $5.5 billion, are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, the Company would be obligated to pay such claims. As of December 31, 2011 and 2010, the Company had paid $127.1 million and $132.6 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, as of December 31, 2011 and 2010, the Company had receivables of $64.9 million and $64.8 million, respectively, related to insurance assumed.

During 2006, the Company recorded $27.1 million of bad debt charges related to its Lender's Indemnity product line. These bad debt charges followed the bankruptcy filing related to CENTRIX Financial LLC ("CENTRIX"), the originator and servicer of the business, and are the result of the Company's assessment, based in part on facts discovered by an audit after the bankruptcy filing, of the inability of CENTRIX and an affiliated reinsurer to meet their obligations under the program. The Company ceased offering the Lender's Indemnity product in 2003 with the last policy expiring in 2009. The Company has been actively working to settle its exposure with the various policyholders since 2007. From 2007 through 2009, the majority of the Company's exposure was settled successfully. The business was ceded to an affiliate of CENTRIX until the treaty was commuted in 2009 with no net financial impact to the Company. During 2010, the Company successfully settled its last exposure and as a result of this final settlement, $7.8 million in excess reserves were released in the first quarter of 2010.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.  REINSURANCE — (Continued)

The Company's third party reinsurance receivables amounted to $5.5 billion as of December 31, 2011 and 2010. These amounts include ceded reserve balances and ceded benefit payments. The ceded benefit payments are recoverable from reinsurers. The following table sets forth the receivables attributable to our more significant reinsurance partners:

	As of December 31,
	2011		2010
	Reinsurance Receivable	A.M. Best Rating	Reinsurance Receivable	A.M. Best Rating
	(Dollars In Millions)
Security Life of Denver Insurance Co.	$626.4	A	$609.1	A
Swiss Re Life & Health America, Inc.	624.4	A+	612.3	A
Lincoln National Life Insurance Co.	479.4	A+	460.7	A+
Transamerica Life Insurance Co.	392.9	A+	428.0	A+
American United Life Insurance Co.	325.1	A+	324.5	A
Employers Reassurance Corp.	290.2	A-	302.8	A-
RGA Reinsurance Co.	228.2	A+	221.2	A+
The Canada Life Assurance Company	219.1	A+	216.4	A+
XL Life Ltd.	183.0	A-	180.4	A-
Scottish Re (U.S.), Inc.	179.9	NR(1)	197.5	E

(1)  Scottish Re (U.S.), Inc. is not rated as of December 31, 2011.

The Company's reinsurance contracts typically do not have a fixed term. In general, the reinsurers' ability to terminate coverage for existing cessions is limited to such circumstances as material breach of contract or non-payment of premiums by the ceding company. The reinsurance contracts generally contain provisions intended to provide the ceding company with the ability to cede future business on a basis consistent with historical terms. However, either party may terminate any of the contracts with respect to future business upon appropriate notice to the other party.

Generally, the reinsurance contracts do not limit the overall amount of the loss that can be incurred by the reinsurer. The amount of liabilities ceded under contracts that provide for the payment of experience refunds is immaterial.

9.  DEBT AND OTHER OBLIGATIONS

Under a revolving line of credit arrangement, the Company has the ability to borrow on an unsecured basis up to an aggregate principal amount of $500 million (the "Credit Facility"). The Company has the right in certain circumstances to request that the commitment under the Credit Facility be increased up to a maximum principal amount of $600 million. Balances outstanding under the Credit Facility accrue interest at a rate equal to (i) either the prime rate or the London Interbank Offered Rate ("LIBOR"), plus (ii) a spread based on the ratings of PLC's senior unsecured long-term debt. The Credit Agreement provides that the Company is liable for the full amount of any obligations for borrowings or letters of credit, excluding those of PLC, under the Credit Facility. The maturity date on the Credit Facility is April 16, 2013. The Company did not have an outstanding balance under the Credit Facility as of December 31, 2011. PLC had an outstanding balance of $170.0 million at an interest rate of LIBOR plus 0.40% under the Credit Facility as of December 31, 2011. The Company was not aware of any non-compliance with the financial debt covenants of the Credit Facility as of December 31, 2011.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  DEBT AND OTHER OBLIGATIONS — (Continued)

Non-Recourse Funding Obligations

Golden Gate Captive Insurance Company

Golden Gate Captive Insurance Company ("Golden Gate"), a South Carolina special purpose financial captive insurance company and wholly owned subsidiary, had three series of Surplus Notes with a total outstanding balance of $800 million as of December 31, 2011. PLC holds the entire outstanding balance of Surplus Notes. The Series A1 Surplus Notes have a balance of $400 million and accrue interest at 7.375%, the Series A2 Surplus Notes have a balance of $100 million and accrue interest at 8%, and the Series A3 Surplus Notes have a balance of $300 million and accrue interest at 8.45%.

Golden Gate II Captive Insurance Company

Golden Gate II Captive Insurance Company ("Golden Gate II"), a wholly owned special purpose financial captive insurance company, had $575.0 million of non-recourse funding obligations outstanding as of December 31, 2011. These outstanding non-recourse funding obligations were issued to special purpose trusts, which in turn issued securities to third parties. Certain of our affiliates purchased a portion of these securities during 2010 and 2011. As a result of these purchases, as of December 31, 2011, securities related to $407.8 million of the outstanding balance of the non-recourse funding obligations was held by external parties, securities related to $40.8 million of the non-recourse funding obligations was held by nonconsolidated affiliates, and $126.4 million was held by consolidated subsidiaries of the Company. These non-recourse funding obligations mature in 2052. $275 million of this amount is currently accruing interest at a rate of LIBOR plus 30 basis points. We have experienced higher borrowing costs than were originally expected associated with $300 million of our non-recourse funding obligations supporting the business reinsured to Golden Gate II. These higher costs are the result of higher spread component interest costs associated with the illiquidity of the current market for auction rate securities, as well as a rating downgrade of our guarantor by certain rating agencies. The current rate associated with these obligations is LIBOR plus 200 basis points, which is the maximum rate we can be required to pay under these obligations. We have contingent approval to issue an additional $100 million of obligations. Under the terms of the surplus notes, the holders of the surplus notes cannot require repayment from PLC, us, or any of our subsidiaries, other than Golden Gate II, the direct issuers of the surplus notes, although PLC has agreed to indemnify Golden Gate II for certain costs and obligations (which obligations do not include payment of principal and interest on the surplus notes). In addition, PLC has entered into certain support agreements with Golden Gate II obligating it to make capital contributions or provide support related to certain of Golden Gate II's expenses and in certain circumstances, to collateralize certain of PLC's obligations to Golden Gate II.

Non-recourse funding obligations outstanding as of December 31, 2011, on a consolidated basis, are shown below in the following table:

Issuer	Balance	Maturity Year	Year-to-Date Weighted-Avg Interest Rate
	(Dollars In Thousands)
Golden Gate Captive Insurance Company	$800,000	2037	7.88%
Golden Gate II Captive Insurance Company	448,600	2052	1.37%
Total	$1,248,600

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  DEBT AND OTHER OBLIGATIONS — (Continued)

Letters of Credit

Golden Gate III Vermont Captive Insurance Company

Golden Gate III Vermont Captive Insurance Company ("Golden Gate III"), a Vermont special purpose financial captive insurance company and wholly owned subsidiary, is party to a Reimbursement Agreement (the "Reimbursement Agreement") with UBS AG, Stamford Branch ("UBS"), as issuing lender. Under the original Reimbursement Agreement, dated April 23, 2010, UBS issued a letter of credit (the "LOC") in the initial amount of $505 million to a trust for the benefit of our wholly-owned subsidiary, West Coast Life Insurance Company ("WCL"). The LOC balance increased during 2011 in accordance with the terms of the Reimbursement Agreement. The Reimbursement Agreement was subsequently amended and restated effective November 21, 2011, to replace the existing LOC with one or more letters of credit from UBS, and to extend the maturity date from April 1, 2018, to April 1, 2022. The LOC balance was $560 million as of December 31, 2011. Subject to certain conditions, the amount of the LOC will be periodically increased up to a maximum of $610 million in 2013. The term of the LOC is expected to be 12 years, subject to certain conditions including capital contributions made to Golden Gate III by us or one of our affiliates. The LOC was issued to support certain obligations of Golden Gate III to WCL under an indemnity reinsurance agreement originally effective April 1, 2010, and subsequently amended and restated as of October 1, 2011.

Golden Gate IV Vermont Captive Insurance Company

Golden Gate IV Vermont Captive Insurance Company ("Golden Gate IV"), a Vermont special purpose financial captive insurance company and wholly owned subsidiary, is party to a Reimbursement Agreement with UBS AG, Stamford Branch, as issuing lender. Under the Reimbursement Agreement, dated December 10, 2010, UBS issued an LOC in the initial amount of $270 million to a trust for the benefit of WCL. The LOC balance has increased, in accordance with the terms of the Reimbursement Agreement, each quarter of 2011 and was $455 million as of December 31, 2011. Subject to certain conditions, the amount of the LOC will be periodically increased up to a maximum of $790 million in 2016. The term of the LOC is expected to be 12 years. The LOC was issued to support certain obligations of Golden Gate IV to WCL under an indemnity reinsurance agreement effective October 1, 2010, which was subsequently amended and restated as of July 1, 2011.

Other Obligations

The Company routinely receives from or pays to affiliates under the control of PLC reimbursements for expenses incurred on one another's behalf. Receivables and payables among affiliates are generally settled monthly.

Interest Expense

Interest expense on non-recourse funding obligations, letters of credit, and other temporary borrowings was $90.8 million, $71.4 million, and $39.0 million in 2011, 2010, and 2009, respectively. The $19.4 increase was due to the additional expense on the non-recourse funding related to converting the rates from floating to fixed in May of 2010 and an increase in the letter of credit fees associated with Golden Gate III and Golden Gate IV.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  MORTGAGE LOANS

Mortgage Loans

The Company invests a portion of its investment portfolio in commercial mortgage loans. As of December 31, 2011, the Company's mortgage loan holdings were approximately $5.4 billion. The Company has specialized in making loans on either credit-oriented commercial properties or credit-anchored strip shopping centers and apartments. The Company's underwriting procedures relative to its commercial loan portfolio are based, in the Company's view, on a conservative and disciplined approach. The Company concentrates on a small number of commercial real estate asset types associated with the necessities of life (retail, multi-family, professional office buildings, and warehouses). The Company believes these asset types tend to weather economic downturns better than other commercial asset classes in which it have chosen not to participate. The Company believes this disciplined approach has helped to maintain a relatively low delinquency and foreclosure rate throughout its history.

The Company's commercial mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, and net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts and prepayment fees are reported in net investment income.

The following table includes a breakdown of the Company's commercial mortgage loan portfolio by property type as of December 31, 2011:

Type	Percentage of Mortgage Loans on Real Estate
Retail	65.7%
Office Buildings	13.4
Apartments	11.3
Warehouses	7.6
Other	2.0
100.0%

The Company specializes in originating mortgage loans on either credit-oriented or credit-anchored commercial properties. No single tenant's exposure represents more than 2.5% of mortgage loans. Approximately 74.5% of the mortgage loans are on properties located in the following states:

State	Percentage of Mortgage Loans on Real Estate
Texas	11.9%
Georgia	9.2
Tennessee	7.4
Florida	7.0
Alabama	6.8
South Carolina	6.0
North Carolina	5.4

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  MORTGAGE LOANS — (Continued)

State	Percentage of Mortgage Loans on Real Estate
Ohio	5.0%
Utah	4.5
California	3.2
Indiana	2.8
Michigan	2.7
Pennsylvania	2.6
74.5%

During 2011, the Company funded approximately $888.5 million of new loans, which included $439.0 million of loans acquired from the Liberty Life coinsurance transaction, with an average loan size of $2.3 million. The average size mortgage loan in the portfolio as of December 31, 2011, was $2.6 million, and the weighted-average interest rate was 6.24%. The largest single mortgage loan was $38.7 million.

Many of the mortgage loans have call options or interest rate reset options between 3 and 10 years. However, if interest rates were to significantly increase, we may be unable to exercise the call options or increase the interest rates on our existing mortgage loans commensurate with the significantly increased market rates. Assuming the loans are called at their next call dates, approximately $196.6 million would become due in 2012, $1.4 billion in 2013 through 2017, $772.9 million in 2018 through 2022, and $272.4 million thereafter.

The Company offers a type of commercial mortgage loan under which the Company will permit a loan-to-value ratio of up to 85% in exchange for a participating interest in the cash flows from the underlying real estate. As of December 31, 2011 and 2010, approximately $876.8 million and $884.7 million, respectively, of the Company's mortgage loans have this participation feature. Cash flows received as a result of this participation feature are recorded as interest income.

As of December 31, 2011, less than 0.08%, or $28.4 million, of invested assets consisted of nonperforming, restructured or mortgage loans that were foreclosed and were converted to real estate properties. The Company does not expect these investments to adversely affect its liquidity or ability to maintain proper matching of assets and liabilities. The Company's mortgage loan portfolio consists of two categories of loans: (1) those not subject to a pooling and servicing agreement and (2) those previously a part of variable interest entity securitizations and thus subject to a contractual pooling and servicing agreement.

As of December 31, 2011, $9.5 million of mortgage loans not subject to a pooling and servicing agreement were nonperforming. None of these nonperforming loans have been restructured during the nine month period ending December 31, 2011.

As of December 31, 2011, $18.4 million of loans subject to a pooling and servicing agreement were nonperforming or restructured. None of these nonperforming loans have been restructured during the year ending December 31, 2011. In addition, the Company foreclosed on some nonperforming loans and converted them to $0.5 million of real estate properties during the year ending December 31, 2011.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  MORTGAGE LOANS — (Continued)

As of December 31, 2011 and 2010, the Company had an allowance for mortgage loan credit losses of $5.0 million and $11.7 million, respectively. Over the past ten years, the Company's commercial mortgage loan portfolio has experienced an average credit loss factor of approximately 0.02%. Due to such low historical losses, the Company believes that a collectively evaluated allowance would be inappropriate. The Company believes an allowance calculated through an analysis of specific loans that are believed to have a higher risk of credit impairment provides a more accurate presentation of expected losses in the portfolio and is consistent with the applicable guidance for loan impairments in ASC Subtopic 310. Since the Company uses the specific identification method for calculating reserves, it is necessary to review the economic situation of each borrower to determine those that have higher risk of credit impairment. The Company has a team of professionals that monitors borrower conditions such as payment practices, borrower credit, operating performance, and property conditions, as well as ensuring the timely payment of property taxes and insurance. Through this monitoring process, the Company assesses the risk of each loan. When issues are identified, the severity of the issues are assessed and reviewed for possible credit impairment. If a loss is probable, an expected loss calculation is performed and an allowance is established for that loan based on the expected loss. The expected loss is calculated as the excess carrying value of a loan over either the present value of expected future cash flows discounted at the loan's original effective interest rate, or the current estimated fair value of the loan's underlying collateral. A loan may be subsequently charged off at such point that the Company no longer expects to receive cash payments, the present value of future expected payments of the renegotiated loan is less than the current principal balance, or at such time that the Company is party to foreclosure or bankruptcy proceedings associated with the borrower and does not expect to recover the principal balance of the loan. A charge off is recorded by eliminating the allowance against the mortgage loan and recording the renegotiated loan or the collateral property related to the loan as investment real estate on the balance sheet, which is carried at the lower of the appraised fair value of the property or the unpaid principal balance of the loan, less estimated selling costs associated with the property.

An analysis of the change in the allowance for mortgage loan credit losses is provided in the following chart:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Beginning balance	$11,650	$1,725
Charge offs	(16,278)	(1,146)
Recoveries	(2,471)	—
Provision	12,074	11,071
Ending balance	$4,975	$11,650

It is the Company's policy to cease to carry accrued interest on loans that are over 90 days delinquent. For loans less than 90 days delinquent, interest is accrued unless it is determined that the accrued interest is not collectible. If a loan becomes over 90 days delinquent, it is the Company's general policy to initiate foreclosure proceedings unless a workout arrangement to bring the loan current is in place. For loans subject to a pooling and servicing agreement, there are certain additional restrictions and/or requirements related to workout proceedings, and as such, these loans may have different attributes

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  MORTGAGE LOANS — (Continued)

and/or circumstances affecting the status of delinquency or categorization of those in nonperforming status. An analysis of the delinquent loans is shown in the following chart as of December 31, 2011.

	30-59 Days Delinquent	60-89 Days Delinquent	Greater than 90 Days Delinquent	Total Delinquent
	(Dollars In Thousands)
Commercial mortgage loans	$51,767	$2,348	$9,457	$63,572
Number of delinquent commercial mortgage loans	10	1	4	15

The Company's commercial mortgage loan portfolio consists of mortgage loans that are collateralized by real estate. Due to the collateralized nature of the loans, any assessment of impairment and ultimate loss given a default on the loans is based upon a consideration of the estimated fair value of the real estate. The Company limits accrued interest income on impaired loans to ninety days of interest. Once accrued interest on the impaired loan is received, interest income is recognized on a cash basis. For information regarding impaired loans, please refer to the following chart as of December 31:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Income
	(Dollars In Thousands)
2011
Commercial mortgage loans:
With no related allowance recorded	$6,338	$9,346	$—	$2,113	$34	$34
With an allowance recorded	14,021	14,021	4,975	7,010	117	181
2010
Commercial mortgage loans:
With no related allowance recorded	$—	$—	$—	$—	$—	$—
With an allowance recorded	10,792	10,792	11,650	3,579	596	558

In June of 2009, the FASB amended the guidance related to variable interest entities ("VIE") which was later codified in the ASC through ASU No. 2009-17. Among other accounting and disclosure requirements, this guidance replaced the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a VIE with an approach focused on identifying which enterprise has the power to direct the activities of a VIE that most significantly impact its economics and the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. Additionally, the FASB amended the guidance related to accounting for transfers of financial assets which was later codified in the ASC through ASU No. 2009-16. This guidance was effective on January 1, 2010.

Based on the Company's analysis, the Company determined that it had interests in two former qualifying special-purpose entity ("QSPEs") that were determined to be VIEs as of January 1, 2010. These two VIEs were trusts used to facilitate commercial mortgage loan securitizations. The Company's variable interests in the trusts are created by the contract to service the mortgage loans held by the trusts as well as the retained beneficial interests in certain of these securities issued by the trusts. The activities that

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  MORTGAGE LOANS — (Continued)

most significantly impact the economics of the trusts are predominantly related to the servicing of the mortgage loans, such as timely collection of principal and interest, direction of foreclosure proceedings, and management and sale of foreclosed real estate owned by the trusts. The Company is the servicer responsible for these activities and has the sole power to appoint such servicer through its beneficial interests in the securities. These criteria give the Company the power to direct the activities of the trusts that most significantly impact the trusts economic performance. Additionally, the Company is obligated, as an owner of the securities issued by the trusts, to absorb its share of losses on the securities. Based on the fact that the Company has the power to direct the activities that most significantly impact the economics of the trusts and the obligation to absorb losses that could potentially be significant, it was determined that the Company is the primary beneficiary of the trusts, thus resulting in consolidation.

11.  COMMITMENTS AND CONTINGENCIES

The Company leases administrative and marketing office space in approximately 20 cities including 24,090 square feet in Birmingham (excluding the home office building), with most leases being for periods of three to ten years. The Company had rental expense of $10.8 million, $10.8 million, and $10.5 million for the years ended December 31, 2011, 2010, and 2009, respectively. The aggregate annualized rent was approximately $9.3 million for the year ended December 31, 2011. The following is a schedule by year of future minimum rental payments required under these leases:

Year	Amount
(Dollars In Thousands)
2012	$9,337
2013	8,129
2014	6,544
2015	4,903
2016	3,185
Thereafter	994

Additionally, the Company leases a building contiguous to its home office. The lease extends to January 2014. At the end of the lease term the Company may purchase the building for approximately $75 million. The following is a schedule by year of future minimum rental payments required under this lease:

Year	Amount
(Dollars In Thousands)
2012	$737
2013	735
2014	75,070

As of December 31, 2011 and 2010, the Company had outstanding mortgage loan commitments of $182.4 million at an average rate of 5.58% and $212.5 million at an average rate of 5.94%, respectively.

Under insurance guaranty fund laws, in most states insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. In addition, from time to time, companies may be asked to contribute amounts beyond prescribed limits. Most insurance guaranty fund laws provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength. The Company does not believe its insurance guaranty fund assessments will be materially different from amounts already provided for in the financial statements.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.  COMMITMENTS AND CONTINGENCIES — (Continued)

A number of civil jury verdicts have been returned against insurers, broker dealers and other providers of financial services involving sales, refund or claims practices, alleged agent misconduct, failure to properly supervise representatives, relationships with agents or persons with whom the insurer does business, and other matters. Often these lawsuits have resulted in the award of substantial judgments that are disproportionate to the actual damages, including material amounts of punitive and non-economic compensatory damages. In some states, juries, judges, and arbitrators have substantial discretion in awarding punitive non-economic compensatory damages which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards are subject to very limited appellate review. In addition, in some class action and other lawsuits, companies have made material settlement payments. The financial services and insurance industries are also sometimes the target of law enforcement and regulatory investigations relating to the numerous laws and regulations that govern such companies. Some companies have been the subject of law enforcement or regulatory actions or other actions resulting from such investigations. The Company, in the ordinary course of business, is involved in such matters.

The Company establishes liabilities for litigation and regulatory actions when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. For matters where a loss is believed to be reasonably possible, but not probable, no liability is established. For such matters, the Company may provide an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. The Company reviews relevant information with respect to litigation and regulatory matters on a quarterly and annual basis and updates its established liabilities, disclosures and estimates of reasonably possible losses or range of loss based on such reviews.

Although the Company cannot predict the outcome of any litigation or regulatory action, the Company does not believe that any such outcome will have an impact, either individually or in the aggregate, on its financial condition or results of operations that differs materially from the Company's established liabilities. Given the inherent difficulty in predicting the outcome of such matters, however, it is possible that an adverse outcome in certain such matters could be material to the Company's financial condition or results of operations for any particular reporting period.

12.  SHAREOWNER'S EQUITY

PLC owns all of the 2,000 shares of preferred stock issued by the Company's subsidiary, Protective Life and Annuity Insurance Company ("PL&A"). The stock pays, when and if declared, noncumulative participating dividends to the extent PL&A's statutory earnings for the immediately preceding fiscal year exceeded $1.0 million. In 2011, 2010, and 2009, PL&A paid no dividends to PLC on its preferred stock.

As of December 31, 2011, approximately $741.8 million of PLC's consolidated shareowners' equity, excluding net unrealized gains on investments, represented net assets of the Company and its insurance subsidiaries that cannot be transferred to PLC. In addition, the Company and its insurance subsidiaries are subject to various state statutory and regulatory restrictions on the insurance subsidiaries' ability to pay dividends to PLC. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. In addition, the Company can receive approximately $106.0 million of ordinary dividends from its subsidiaries in 2012.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  STOCK-BASED COMPENSATION

A portion of PLC's 401(k) and Stock Ownership Plan ("401(k) Plan") consists of an Employee Stock Ownership Plan ("ESOP"). The ESOP stock was used to match employee contributions to and to provide other employee benefits. During 2009, all outstanding ESOP shares were allocated from the ESOP to employee 401(k) accounts.

Since 1973, PLC has had stock-based incentive plans to motivate management to focus on its long-range performance through the awarding of stock-based compensation. Under plans approved by shareowners in 1997, 2003, and 2008, up to 7,500,000 PLC shares may be issued in payment of awards.

The criteria for payment of the 2011 performance awards is based primarily on PLC's average operating return on average equity ("ROE") over a three-year period. If PLC's ROE is below 9.0%, no award is earned. If PLC's ROE is at or above 10.0%, the award maximum is earned. Awards are paid in shares of PLC's common stock. The criteria for payment of performance awards, in prior years, is based primarily upon a comparison of PLC's average return on average equity over a four-year period (earlier upon the death, disability, or retirement of the executive, or in certain circumstances, upon a change in control of PLC) to that of a comparison group of publicly held life and multi-line insurance companies. For the 2008 awards, if PLC's results are below the 25th percentile of the comparison group, no portion of the award is earned. For the 2005-2007 awards, if PLC's results are below the 40th percentile of the comparison group, no portion of the award is earned. If PLC's results are at or above the 90th percentile, the award maximum is earned. Awards are paid in shares of PLC's common stock. Performance share awards of 191,100 were issued during the year ended December 31, 2011 and no performance share awards were issued during the year ended December 31, 2010.

Performance share awards in 2011, 2010, 2009, and 2008 and the estimated fair value of the awards at grant date are as follows:

Year Awarded	Performance Shares	Estimated Fair Value
		(Dollars In Thousands)
2011	191,100	$5,400
2010	—	—
2009	—	—
2008	75,900	2,900

Performance shares are equivalent in value to one share of PLC common stock times the award earned percentage payout. In the past, PLC has also issued performance-based stock appreciation rights ("P-SARs"). P-SARs convert to the equivalent of one stock appreciation right ("SARs") if earned times the award percentage payout. The P-SARs, once converted to SARs, expire 10 years after the grant date. As of December 31, 2011, the total outstanding performance shares related to these performance-based plans measured at maximum payouts were 530,000 shares.

SARs of PLC have been granted to certain officers to provide long-term incentive compensation based solely on the performance of PLC's common stock. The SARs are exercisable either five years after the date of grants or in three or four equal annual installments beginning one year after the date of grant (earlier upon the death, disability, or retirement of the officer, or in certain circumstances, of a

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  STOCK-BASED COMPENSATION — (Continued)

change in control of PLC) and expire after ten years or upon termination of employment. The SARs activity as well as weighted-average base price is as follows:

	Weighted-Average Base Price per share	No. of SARs
Balance at December 31, 2008	$33.33	1,559,573
SARs granted	3.57	915,829
SARs exercised / forfeited	40.16	(6,200)
Balance at December 31, 2009	22.28	2,469,202
SARs granted	18.34	344,400
SARs exercised / forfeited	20.98	(488,765)
Balance at December 31, 2010	21.97	2,324,837
SARs exercised / forfeited / expired	8.31	(50,608)
Balance at December 31, 2011	$22.27	2,274,229

The following table provides information as of December 31, 2011, about equity compensation plans under which PLC's common stock is authorized for issuance:

Securities Authorized for Issuance under Equity Compensation Plans

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights as of December 31, 2011(a)		Weighted-average exercise price of outstanding options, warrants and rights as of December 31, 2011(b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) as of December 31, 2011(c)
Equity compensation plans approved by shareowners	2,869,496	(1)	$22.27	(3)	2,598,799	(4)
Equity compensation plans not approved by shareowners	343,548	(2)	Not applicable		Not applicable(5)
Total(2)	3,213,044	(1)(2)	$22.27	(3)	2,598,799	(4)(6)

(1)  Includes the following number of shares of common stock with respect to outstanding awards under the LTIP, determined as provided in the LTIP: (a) 1,478,249 shares issuable with respect to outstanding SARs (assuming for this purpose that one share of common stock will be payable with respect to each outstanding SAR); (b) 312,536 shares issuable with respect to outstanding performance share awards (assuming for this purpose that the awards are payable based on estimated performance under the awards as of September 30, 2011); and (c) 760,435 shares issuable with respect to outstanding restricted stock units (assuming for this purpose that shares will be payable with respect to all outstanding restricted stock units); and (d) 318,276 shares issuable with respect to stock equivalents representing previously earned awards under the LTIP that the recipient deferred under our Deferred Compensation Plan for Officers.

(2)  Includes the following number of shares of common stock, determined as provided in the plans decribed below: (a) 238,811 shares issuable with respect to stock equivalents pursuant to our Deferred Compensation Plan for Directors Who Are Not Employees of the Company; (b) 104,737 shares issuable with respect to stock equivalents pursuant to our Deferred Compensation Plan for Officers; and (c) there were no shares issuable with respect to stock equivalents pursuant to our Regional Sales Manager Deferred Bonus Plan.

(3)  Based on exercise prices of outstanding SARs.

(4)  Represents (a) 2,526,346 shares of common stock available for future issuance under the LTIP; and (b) 72,453 shares of common stock available for future issuance under the Stock Plan for Non-Employee Directors.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  STOCK-BASED COMPENSATION — (Continued)

(5)  The plans listed in Note (2) do not currently have limits on the number of shares of common stock issuable under such plans. The total number of shares of common stock that may be issuable under such plans will depend upon, among other factors, the deferral elections made by the plans' participants.

(6)  Plus any shares that become issuable under the plans listed in Note (2).

The outstanding SARs as of December 31, 2011, were at the following base prices:

Base Price	SARs Outstanding	Remaining Life in Years	Currently Exercisable
$32.00	360,000	1	360,000
26.49	50,000	2	50,000
41.05	111,700	4	111,700
48.60	38,400	5	38,400
45.70	35,070	5	35,070
43.46	186,975	6	186,975
48.05	3,000	6	3,000
41.12	2,500	6	2,500
38.59	313,000	7	235,600
3.50	830,832	8	534,710
9.54	5,000	8	3,333
17.48	8,000	9	2,666
18.36	328,752	9	108,354
20.40	1,000	9	333

There were no SARs issued for the year ended December 31, 2011. The SARs issued for the year ended December 31, 2010, had estimated fair values at grant date of $3.3 million. These fair values were estimated using a Black-Scholes option pricing model. The assumptions used in this pricing model varied depending on the vesting period of awards. Assumptions used in the model for the 2010 SARs granted (the simplified method under the ASC Compensation-Stock Compensation Topic was used for the 2010 awards) were as follows: an expected volatility of 69.4%, a risk-free interest rate of 2.6%, a dividend rate of 2.4%, a zero percent forfeiture rate, and an expected exercise date of 2016.

Restricted stock units are awarded to participants and include certain restrictions relating to vesting periods. PLC issued 175,500 restricted stock units for the year ended December 31, 2011. These awards had a total fair value at grant date of $5.0 million. Approximately half of these restricted stock units vest in 2014, and the remainder vest in 2015. For the year ended December 31, 2010, PLC issued 360,450 restricted stock units that had a fair value at grant date of $6.6 million.

PLC recognizes all stock-based compensation expense over the related service period of the award, or earlier for retirement eligible employees. The expense recorded by PLC for its stock-based compensation plans was $10.2 million, $10.2 million, and $3.9 million in 2011, 2010, and 2009, respectively. PLC's obligations of its stock-based compensation plans that are expected to be settled in shares of PLC's common stock are reported as a component of shareowners' equity, net of deferred taxes.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  EMPLOYEE BENEFIT PLANS

Defined Benefit Pension Plan and Unfunded Excess Benefit Plan

•  PLC sponsors a defined benefit pension plan covering substantially all of its employees. Benefits are based on years of service and the employee's compensation. PLC's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements of Employee Retirement Income Security Act ("ERISA") plus such additional amounts as PLC may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. During the twelve months ended December 31, 2011, PLC contributed $5.7 million to its defined benefit pension plan for the 2010 plan year and $6.7 million to its defined benefit pension plan for the 2011 plan year. In addition, during January of 2012, PLC made a $2.3 million contribution to the defined benefit pension plan for the 2011 plan year. PLC has not yet determined what amount it will fund for the remainder of 2012, but estimates that the amount will be between $15 million and $20 million.

•  Under the Pension Protection Act of 2006 ("PPA"), a plan could be subject to certain benefit restrictions if the plan's adjusted funding target attainment percentage ("AFTAP") drops below 80%. Therefore, PLC may make additional contributions in future periods to maintain an AFTAP of at least 80%. In general, the AFTAP is a measure of how well the plan is funded and is obtained by dividing the plan's assets by the plan's funding liabilities. AFTAP is based on participant data, plan provisions, plan methods and assumptions, funding credit balances, and plan assets as of the plan valuation date. Some of the assumptions and methods used to determine the plan's AFTAP may be different from the assumptions and methods used to measure the plan's funded status on a GAAP basis.

•  PLC also sponsors an unfunded excess benefit plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed on qualified plans by federal tax law.

Effective January 1, 2008, PLC made the following changes to its defined benefit pension plan. These changes have been reflected in the computations within this note.

•  Employees hired after December 31, 2007, will receive benefits under a cash balance plan.

•  Employees active on December 31, 2007, with age plus vesting service less than 55 years will receive a final pay-based pension benefit for service through December 31, 2007, plus a cash balance benefit for service after December 31, 2007.

•  Employees active on December 31, 2007, with age plus vesting service equaling or exceeding 55 years, will receive a final pay-based pension benefit for service both before and after December 31, 2007, with a modest reduction in the formula for benefits earned after December 31, 2007.

•  All participants terminating employment on or after December of 2007 may elect to receive a lump sum benefit.

PLC uses a December 31 measurement date for all of its plans. The following table presents the benefit obligation, fair value of plan assets, and the funded status of PLC's defined benefit pension plan

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  EMPLOYEE BENEFIT PLANS — (Continued)

and unfunded excess benefit plan as of December 31. This table also includes the amounts not yet recognized as components of net periodic pension costs as of December 31:

	Defined Benefit Pension Plan		Unfunded Excess Benefit Plan
	2011	2010	2011	2010
	(Dollars In Thousands)
Accumulated benefit obligation, end of year	$186,300	$154,113	$33,675	$30,195
Change in projected benefit obligation:
Benefit obligation at beginning of year	$165,704	$147,373	$31,592	$29,508
Service cost	8,682	7,423	679	584
Interest cost	8,938	8,091	1,506	1,545
Amendments	94	—	3	—
Actuarial (gain) or loss	23,859	7,890	4,187	1,444
Special termination benefits	—	—	—	—
Benefits paid	(8,115)	(5,073)	(1,711)	(1,489)
Benefit obligation at end of year	199,162	165,704	36,256	31,592
Change in plan assets:
Fair value of plan assets at beginning of year	117,856	102,276	—	—
Actual return on plan assets	2,874	12,355	—	—
Employer contributions(1)	12,443	8,298	1,711	1,489
Benefits paid	(8,115)	(5,073)	(1,711)	(1,489)
Fair value of plan assets at end of year	125,058	117,856	—	—
After Reflecting FASB guidance:
Funded status	(74,104)	(47,848)	(36,256)	(31,592)
Amounts Recognized in the Balance Sheet:
Other assets	—	—	—	—
Other liabilities	(74,104)	(47,848)	(36,256)	(31,592)
Amounts Recognized in Accumulated Other Comprehensive Income:
Net actuarial loss	91,804	66,422	11,924	8,618
Prior service cost/(credit)	(2,208)	(2,694)	60	69
Net transition asset	$89,596	$63,728	$11,984	$8,687

(1)  Employer contributions disclosed are based on the Company's fiscal filing year.

Weighted-average assumptions used to determine benefit obligations as of December 31 are as follows:

	Defined Benefit Pension Plan		Unfunded Excess Benefit Plan
	2011	2010	2011	2010
Discount rate	4.62%	5.30%	4.07%	4.79%
Rate of compensation increase	2.5 - 3.0	2.5 - 3.0	3.5 - 4.0	3.5 - 4.0
Expected long-term return on plan assets	7.75	7.75	N/A	N/A

The assumed discount rates used to determine the benefit obligations were based on an analysis of future benefits expected to be paid under the plans. The assumed discount rate reflects the interest rate at which an amount that is invested in a portfolio of high-quality debt instruments on the measurement date would provide the future cash flows necessary to pay benefits when they come due.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  EMPLOYEE BENEFIT PLANS — (Continued)

In assessing the reasonableness of its long-term rate of return assumption, PLC obtained 25 year annualized returns for each of the represented asset classes. In addition, PLC received evaluations of market performance based on PLC's asset allocation as provided by external consultants. A combination of these statistical analytics provided results that PLC utilized to determine an appropriate long-term rate of return assumption.

Weighted-average assumptions used to determine the net periodic benefit cost for the year ended December 31 are as follows:

	Defined Benefit Pension Plan			Unfunded Excess Benefit Plan
	2011	2010	2009	2011	2010	2009
Discount rate	5.30%	5.57%	6.30%	4.79%	5.40%	6.30%
Rates of compensation increase	2.5 - 3.0	0 - 3.75	3.75	3.5 - 4.0	0 - 4.75	4.75
Expected long-term return on plan assets	7.75	8.00	8.00	N/A	N/A	N/A

Components of the net periodic benefit cost for the years ended December 31 are as follows:

	Defined Benefit Pension Plan			Unfunded Excess Benefit Plan
	2011	2010	2009	2011	2010	2009
	(Dollars In Thousands)
Service cost — Benefits earned during the period	$8,682	$7,423	$6,834	$679	$584	$556
Interest cost on projected benefit obligation	8,938	8,091	7,847	1,506	1,545	1,701
Expected return on plan assets	(10,021)	(9,349)	(9,569)	—	—	—
Amortization of prior service cost / (credit)	(392)	(403)	(403)	12	12	12
Amortization of actuarial losses(1)	5,625	3,905	2,017	881	653	458
Total benefit cost	$12,832	$9,667	$6,726	$3,078	$2,794	$2,727

(1)  2011 average remaining service period used is 8.29 years and 7.51 years for the defined benefit pension plan and unfunded excess benefit plan, respectively.

The estimated net actuarial loss, prior service cost/(credit), and transition obligation for these plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2012 is as follows:

	Defined Benefit Pension Plan	Unfunded Excess Benefit Plan
	(Dollars In Thousands)
Net actuarial loss	$7,594	$1,104
Prior service cost / (credit)	(392)	12
Transition obligation	—	—

The amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the Plan.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  EMPLOYEE BENEFIT PLANS — (Continued)

Allocation of plan assets of the defined benefit pension plan by category as of December 31 are as follows:

Asset Category	Target Allocation for 2012	2011	2010
Cash and cash equivalents	2.0%	1.0%	1.0%
Equity securities	60.0	61.0	60.0
Fixed income	38.0	38.0	39.0
Total	100.0%	100.0%	100.0%

PLC's target asset allocation is designed to provide an acceptable level of risk and balance between equity assets and fixed income assets. The weighting towards equity securities is designed to help provide for an increased level of asset growth potential and liquidity.

Prior to July 1999, upon an employee's retirement, a distribution from pension plan assets was used to purchase a single premium annuity from the Company in the retiree's name. Therefore, amounts shown above as plan assets exclude assets relating to such retirees. Since July 1999, retiree obligations have been fulfilled from pension plan assets. The defined benefit pension plan has a target asset allocation of 60% domestic equities, 38% fixed income, and 2% cash and cash equivalents. When calculating asset allocation, PLC includes reserves for pre-July 1999 retirees.

PLC's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges (shown above) by major asset categories. The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plans' actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies.

The plan's equity assets are in a Russell 3000 tracking fund that invests in a domestic equity index collective trust managed by Northern Trust Corporation and in an S&P 500 tracking fund (Spartan U.S.) managed by Fidelity. The plan's cash equivalents are invested in a collective trust managed by Northern Trust Corporation. The plan's fixed income assets are invested in a group deposit administration annuity contract with the Company.

Plan assets of the defined benefit pension plan by category as of December 31, are as follows:

	As of December 31,
Asset Category	2011	2010
	(Dollars In Thousands)
Cash and cash equivalents	$1,004	$2,072
Equity securities:
Russell 3000 Equity Index Fund	52,792	54,737
Spartan U.S. Equity Index Fund	29,735	21,644
Fixed income	41,527	39,403
Total investments	125,058	117,856
Employer contribution receivable	2,270	1,598
Total	$127,328	$119,454

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  EMPLOYEE BENEFIT PLANS — (Continued)

The valuation methodologies used to determine the fair values reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. The Plan's group deposit administration annuity contract with the Company is valued at contract value, which the Company believes approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to purchase annuities. Units in collective short-term and collective investment funds are valued at the unit value, which approximates fair value, as reported by the trustee of the collective short-term and collective investment funds on each valuation date. These methods of valuation may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
	(Dollars In Thousands)
Collective short-term investment fund	$—	$1,004	$—	$1,004
Collective investment funds	—	82,527	—	82,527
Group deposit administration annuity contract	—	—	41,527	41,527
Total investments	$—	$83,531	$41,527	$125,058

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
	(Dollars In Thousands)
Collective short-term investment fund	$—	$2,072	$—	$2,072
Collective investment funds	—	76,381	—	76,381
Group deposit administration annuity contract	—	—	39,403	39,403
Total investments	$—	$78,453	$39,403	$117,856

For the year ended December 31, 2011, there were no transfers between levels.

For the year ended December 31, 2010, $5.0 million was transferred into Level 3 from Level 2. For the year ended December 31, 2010, $2.4 million was transferred into Level 2 from Level 3. These transfers were made to maintain an acceptable asset allocation as set by PLC's investment policy.

For the year ended December 31, 2010, there were no transfers between Level 1 and Level 2.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  EMPLOYEE BENEFIT PLANS — (Continued)

A reconciliation of the beginning and ending balances for the fair value measurements for which significant unobservable inputs (Level 3) have been used is as follows:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Balance, beginning of year	$39,403	$34,892
Interest income	2,124	1,947
Transfers from collective short-term investments fund	—	5,000
Transfers to collective short-term investments fund	—	(2,436)
Balance, end of year	$41,527	$39,403

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported.

Estimated future benefit payments under the defined benefit pension plan are as follows:

Years	Defined Benefit Pension Plan	Unfunded Excess Benefits Plan
	(Dollars In Thousands)
2012	$8,770	$2,984
2013	9,698	2,888
2014	9,448	2,880
2015	10,083	2,923
2016	11,420	3,152
2017-2021	67,686	14,888

Other Postretirement Benefits

In addition to pension benefits, PLC provides limited healthcare benefits to eligible retired employees until age 65. This postretirement benefit is provided by an unfunded plan. As of December 31, 2011 and 2010, the accumulated postretirement benefit obligation associated with these benefits was $0.9 million and $1.3 million, respectively.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  EMPLOYEE BENEFIT PLANS — (Continued)

The change in the benefit obligation for the retiree medical plan is as follows:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Change in Benefit Obligation
Benefit obligation, beginning of year	$1,309	$1,659
Service cost	9	15
Interest cost	28	50
Amendments	(29)	—
Actuarial (gain) or loss	(297)	(238)
Plan participant contributions	255	272
Benefits paid	(326)	(449)
Special termination benefits	—	—
Benefit obligation, end of year	$949	$1,309

For the retiree medical plan, PLC's discount rate assumption used to determine benefit obligation and the net periodic benefit cost as of December 31, 2011, is 1.97% and 2.66%, respectively.

For a closed group of retirees over age 65, PLC provides a prescription drug benefit. As of December 31, 2011 and 2010, PLC's liability related to this benefit was less than $0.1 million and $0.1 million, respectively. PLC's obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

PLC also offers life insurance benefits for retirees from $10,000 up to a maximum of $75,000 which are provided through the payment of premiums under a group life insurance policy. This plan is partially funded at a maximum of $50,000 face amount of insurance. The accumulated postretirement benefit obligation associated with these benefits is as follows:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Change in Benefit Obligation
Benefit obligation, beginning of year	$7,955	$7,337
Service cost	118	110
Interest cost	416	413
Amendments	—	22
Actuarial (gain) or loss	816	387
Plan participant contributions	—	—
Benefits paid	(354)	(314)
Special termination benefits	—	—
Benefit obligation, end of year	$8,951	$7,955

For the postretirement life insurance plan, PLC's discount rate assumption used to determine benefit obligation and the net periodic benefit cost as of December 31, 2011, is 4.62% and 5.40%, respectively.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  EMPLOYEE BENEFIT PLANS — (Continued)

PLC's expected long-term rate of return assumption used to determine benefit obligation and the net periodic benefit cost as of December 31, 2011, is 3.45% and 3.75%, respectively. In assessing the reasonableness of its long-term rate of return assumption, PLC utilized a 20 year annualized return and a 20 year average return on Barclay's short treasury index. PLC's long-term rate of return assumption was determined based on analytics related to these 20 year return results.

Investments of PLC's group life insurance plan are held by Wells Fargo Bank, N.A. Plan assets held by the Custodian are invested in a money market fund.

The fair value of each major category of plan assets for PLC's postretirement life insurance plan is as follows:

	For The Year Ended December 31,
Category of Investment	2011	2010	2009
	(Dollars In Thousands)
Money Market Fund	$6,193	$6,217	$6,235

Investments are stated at fair value and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The money market funds are valued based on historical cost, which represents fair value, at year end. This method of valuation may produce a fair value calculation that may not be reflective of future fair values. Furthermore, while PLC believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
	(Dollars In Thousands)
Money Market Fund	$6,193	$—	$—	$6,193

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
	(Dollars In Thousands)
Money Market Fund	$6,217	$—	$—	$6,217

For the year ended December 31, 2011 and 2010, there were no transfers between levels.

Investments are exposed to various risks, such as interest rate and credit risks. Due to the level of risk associated with investments and the level of uncertainty related to credit risks, it is at least reasonably possible that changes in risk in the near term could materially affect the amounts reported.

401(k) Plan

PLC sponsors a 401(k) Plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by Section 401(k) of the Internal Revenue Code or as after-tax "Roth" contributions. Employees may contribute up to 25% of their eligible annual compensation to the 401(k) Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  EMPLOYEE BENEFIT PLANS — (Continued)

($16,500 for 2011). The Plan also provides a "catch-up" contribution provision which permits eligible participants (age 50 or over at the end of the calendar year), to make additional contributions that exceed the regular annual contribution limits up to a limit periodically set by the Internal Revenue Service ($5,500 for 2011). PLC matches the sum of all employee contributions dollar for dollar up to a maximum of 4% of an employee's pay per year per person. All matching contributions vest immediately.

Prior to 2009, employee contributions to PLC's 401(k) Plan were matched through use of an ESOP established by PLC. Beginning in 2009, PLC adopted a cash match for employee contributions to the 401(k) plan and recorded an expense of $4.6 million for 2009. For the years ended December 31, 2011 and 2010, PLC recorded an expense of $5.6 million and $5.1 million, respectively. The Company's portion of this expense was $4.3 million and $3.9 million for the years ended December 31, 2011 and 2010, respectively.

Effective as of January 1, 2005, PLC adopted a supplemental matching contribution program, which is a nonqualified plan that provides supplemental matching contributions in excess of the limits imposed on qualified defined contribution plans by federal tax law. The first allocations under this program were made in early 2006, with respect to the 2005 plan year. The expense recorded by PLC for this employee benefit was $0.4 million, $0.2 million, and $0.3 million, respectively, in 2011, 2010, and 2009.

Deferred Compensation Plan

PLC has established deferred compensation plans for directors, officers, and others. Compensation deferred is credited to the participants in cash, mutual funds, common stock equivalents, or a combination thereof. PLC may, from time to time, reissue treasury shares or buy in the open market shares of common stock to fulfill its obligation under the plans. As of December 31, 2011, the plans had 886,600 common stock equivalents credited to participants. PLC's obligations related to its deferred compensation plans are reported in other liabilities, unless they are to be settled in shares of its common stock, in which case they are reported as a component of shareowners' equity. The Company's portion of expenses related to the deferred compensation plan, is immaterial to the Company.

15.  INCOME TAXES

The Company's effective income tax rate related to continuing operations varied from the maximum federal income tax rate as follows:

	For The Year Ended December 31,
	2011	2010	2009
Statutory federal income tax rate applied to pre-tax income	35.0%	35.0%	35.0%
Investment income not subject to tax	(2.0)	(1.4)	(1.2)
State income taxes	0.4	0.5	0.4
Uncertain tax positions	(0.1)	(0.9)	0.2
Other	(1.2)	0.1	0.3
	32.1%	33.3%	34.7%

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  INCOME TAXES — (Continued)

The annual provision for federal income tax in these financial statements differs from the annual amounts of income tax expense reported in the respective income tax returns. Certain significant revenues and expenses are appropriately reported in different years with respect to the financial statements and the tax returns.

The components of the Company's income tax expense related to income before the cumulative effect of a change in accounting principle are as follows:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Income tax expense per the income tax returns:
Federal	$(4,609)	$3,600	$(60,018)
State	33	2,944	4,133
Total current	$(4,576)	$6,544	$(55,885)
Deferred income tax expense:
Federal	$166,163	$123,415	$204,709
State	2,930	(930)	(1,261)
Total deferred	$169,093	$122,485	$203,448

The components of the Company's net deferred income tax liability are as follows:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Deferred income tax assets:
Policy and policyholders liability reserves	$35,267	$158,549
Intercompany losses	42,685	44,854
Invested assets (other than unrealized gains)	68,530	90,032
Deferred compensation	3,059	2,356
State tax valuation allowance	(2,440)	(2,414)
	147,101	293,377
Deferred income tax liabilities:
Deferred policy acquisition costs and value of business acquired	1,160,381	1,114,892
Unrealized gain on investments	557,221	184,624
Other	3,263	29,034
	1,720,865	1,328,550
Net deferred income tax asset (liability)	$(1,573,764)	$(1,035,173)

The Company's income tax returns, except for Protective Life Insurance Company of New York and United Investors Life Insurance Company which file separately, are included in PLC's consolidated U.S. income tax returns.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  INCOME TAXES — (Continued)

In management's judgment, the gross deferred income tax asset as of December 31, 2011, will more likely than not be fully realized. As of December 31, 2011, there were no U.S. tax ordinary or capital loss carryforwards available for use in subsequent years. With regard to state tax loss carryforwards, the Company has recognized a valuation allowance of $2.4 million and $2.4 million as of December 31, 2011 and 2010, respectively, related to operating loss carryforwards that it has determined are more likely than not to expire unutilized. As of December 31, 2011 and 2010, no valuation allowances were established with regard to deferred tax assets relating to impairments on fixed maturities, capital loss carryforwards, and unrealized losses on investments. As of December 31, 2011 and 2010, the Company relied upon certain prudent and feasible tax-planning strategies and its ability and intent to hold to recovery its fixed maturities that were reported at an unrealized loss. The Company has the ability and the intent to either hold any unrealized loss bond to maturity, thereby avoiding a realized loss, or to generate a realized gain from unrealized gain bonds if such unrealized loss bond is sold at a loss prior to maturity. As of December 31, 2011, the Company recorded a net unrealized gain on its fixed maturities.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	As of December 31,
	2011	2010
	(Dollars In Thousands)
Balance, beginning of period	$12,659	$23,172
Additions for tax positions of the current year	—	—
Additions for tax positions of prior years	106	10,906
Reductions of tax positions of prior years:
Changes in judgment	(8,447)	(11,625)
Lapses of applicable statute of limitations	—	(9,794)
Balance, end of period	$4,318	$12,659

Included in the balance above, as of December 31, 2011 and 2010, are approximately $2.0 million and $10.4 million of unrecognized tax benefits, respectively, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductions. Other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective income tax rate but would accelerate to an earlier period the payment of cash to the taxing authority. The total amount of unrecognized tax benefits, if recognized, that would affect the effective income tax rate is approximately $2.3 million and $2.2 million as of December 31, 2011 and as of December 31, 2010, respectively.

Any accrued interest and penalties related to the unrecognized tax benefits have been included in income tax expense. These amounts were a $1.4 million benefit, a $2.9 million benefit, and a $1.2 million expense in 2011, 2010, and 2009, respectively. The Company has approximately $1.4 million and $2.8 million of accrued interest associated with unrecognized tax benefits as of December 31, 2011 and 2010, respectively (before taking into consideration the related income tax benefit that is associated with such an expense).

Using the information available as of December 31, 2011, the Company believes that in the next 12 months, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease. With regard to the reconciliation above, the reduction in the amount of unrecognized tax benefits due to lapses of applicable statute of limitations was attributable almost entirely to tax issues that were timing in nature. Therefore, aside from the effect of interest cost,

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  INCOME TAXES — (Continued)

such reduction did not result in a decrease in the overall effective income tax rate. During the 12 months ended December 31, 2011 and 2010, the Company's uncertain tax position liability decreased in the amount of $8.4 million and $11.6 million, respectively, as a result of new technical guidance and other developments which led the Company to conclude that the full amount of the associated tax benefit was more than 50% likely to be realized. In general, the Company is no longer subject to U.S. federal, state and local income tax examinations by taxing authorities for tax years that began before 2003.

16.  SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth supplemental cash flow information:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Cash paid / (received) during the year:
Interest expense	$89,657	$57,544	$39,496
Income taxes	25,129	(79,281)	(360)
Noncash investing and financing activities:
Decrease in collateral for securities lending transactions	(96,653)	(10,630)	(9,755)

Total cash interest paid on debt for the year ended December 31, 2011, was $89.7 million.

17.  RELATED PARTY TRANSACTIONS

The Company leases furnished office space and computers to affiliates. Lease revenues were $3.6 million, $3.4 million, and $3.2 million for the years ended December 31, 2011, 2010, and 2009, respectively. The Company purchases data processing, legal, investment, and management services from affiliates. The costs of such services were $142.5 million, $135.9 million, and $130.6 million for the years ended December 31, 2011, 2010, and 2009, respectively. In addition, the Company has an intercompany payable with affiliates as of December 31, 2011 and 2010 of $26.8 million and $22.8 million, respectively and an intercompany receivable with affiliates of $34.0 million and $88.6 million as of December 31, 2011 and 2010, respectively.

Certain corporations with which PLC's directors were affiliated paid us premiums and policy fees or other amounts for various types of insurance and investment products, interest on bonds we own and commissions on securities underwritings in which our affiliates participated. Such amounts totaled $51.0 million, $13.1 million, and $13.4 million for the years ended December 31, 2011, 2010, and 2009, respectively. In addition, in 2010, PLC also received a $5 million deposit from Regions Bank Stable Principal Fund related to a Guaranteed Investment Contract sold by PLC. The Company and/or PLC paid commissions, interest on debt and investment products, and fees to these same corporations totaling $4.6 million, $7.2 million, and $2.7 million for the years ended December 31, 2011, 2010, and 2009, respectively.

PLC has guaranteed the Company's obligations for borrowings or letters of credit under the revolving line of credit arrangement to which PLC is also a party. PLC has also issued guarantees, entered into support agreements and/or assumed a duty to indemnify its indirect wholly owned captive insurance companies in certain respects. In addition, as of December 31, 2011, PLC is the sole holder of the $800 million balance of outstanding surplus notes issued by one such wholly owned captive insurance

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.  RELATED PARTY TRANSACTIONS — (Continued)

company, Golden Gate. Please refer to Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, "Liquidity and Capital Resources", of this report on Form 10-K for additional information regarding these arrangements.

As of February 1, 2000, PLC guaranteed the obligations of the Company under a synthetic lease entered into by the Company, as lessee, with a non-affiliated third party, as lessor. Under the terms of the synthetic lease, financing of $75 million was available to the Company for construction of a new office building and parking deck. The synthetic lease was amended and restated as of January 11, 2007, wherein as of December 31, 2011, PLC continues to guarantee the obligations of the Company thereunder.

The Company and/or certain of its affiliates have reinsurance agreements in place with companies owned by PLC. These agreements relate to certain portions of our service contract business which is included within the Asset Protection segment. These transactions are eliminated at the PLC consolidated level.

The Company and/or certain of its affiliates also utilize certain companies owned by PLC as brokers to sell certain annuity and life products. These products are included in the Life Marketing and Annuities segments and are eliminated at the PLC consolidated level.

18.  STATUTORY REPORTING PRACTICES AND OTHER REGULATORY MATTERS

Financial statements prepared in conformity with GAAP differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are as follows: 1) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred, 2) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions, 3) deferred income taxes are not subject to statutory limitations as to amounts recognized and are recognized through earnings as opposed to being charged to shareowners' equity, 4) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to shareowners' equity, 5) furniture and equipment, agents' debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted assets), 6) certain items of interest income, such as mortgage and bond discounts, are amortized differently, and 7) bonds are recorded at their market values instead of amortized cost.

Statutory net income for PLICO was $259.2 million, $303.6 million, and $549.9 million for the years ended December 31, 2011, 2010 and 2009, respectively. Statutory capital and surplus for PLICO was $2.6 billion and $2.6 billion as of December 31, 2011 and 2010, respectively. The maximum amount the Company could pay as ordinary dividends is estimated to be $307.2 million.

State insurance regulators and the NAIC have adopted risk-based capital ("RBC") requirements for life insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks. The requirements provide a means of measuring the minimum amount of statutory surplus appropriate for an insurance company to support its overall business operations based on its size and risk profile.

A company's risk-based statutory surplus is calculated by applying factors and performing calculations relating to various asset, premium, claim, expense and reserve items. Regulators can then measure

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.  STATUTORY REPORTING PRACTICES AND OTHER REGULATORY MATTERS — (Continued)

the adequacy of a company's statutory surplus by comparing it to the RBC. Under RBC requirements, regulatory compliance is determined by the ratio of a company's total adjusted capital, as defined by the insurance regulators, to its company action level of RBC (known as the RBC ratio), also as defined by insurance regulators. As of December 31, 2011, the Company's total adjusted capital and company action level RBC was $2.9 billion and $680.5 million, respectively, providing an RBC ratio of approximately 433%.

As of December 31, 2011, the Company and its insurance subsidiaries had on deposit with regulatory authorities, fixed maturity and short-term investments with a market value of approximately $32.3 million.

19.  FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company determined the fair value of its financial instruments based on the fair value hierarchy established in FASB guidance referenced in the Fair Value Measurements and Disclosures Topic which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company has adopted the provisions from the FASB guidance that is referenced in the Fair Value Measurements and Disclosures Topic for non-financial assets and liabilities (such as property and equipment, goodwill, and other intangible assets) that are required to be measured at fair value on a periodic basis. The effect on the Company's periodic fair value measurements for non-financial assets and liabilities was not material.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the consolidated balance sheets are categorized as follows:

•  Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market.

•  Level 2: Quoted prices in markets that are not active or significant inputs that are observable either directly or indirectly. Level 2 inputs include the following:

a)  Quoted prices for similar assets or liabilities in active markets

b)  Quoted prices for identical or similar assets or liabilities in non-active markets

c)  Inputs other than quoted market prices that are observable

d)  Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

•  Level 3: Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
	(Dollars In Thousands)
Assets:
Fixed maturity securities — available-for-sale Residential mortgage-backed securities	$—	$2,337,037	$7	$2,337,044
Commercial mortgage-backed securities	—	550,527	—	550,527
Other asset-backed securities	—	298,216	614,813	913,029
U.S. government-related securities	664,506	536,173	15,000	1,215,679
State, municipalities, and political subdivisions	—	1,327,713	—	1,327,713
Other government-related securities	—	93,017	—	93,017
Corporate bonds	204	18,440,822	119,565	18,560,591
Total fixed maturity securities — available-for-sale	664,710	23,583,505	749,385	24,997,600
Fixed maturity securities — trading Residential mortgage-backed securities	—	313,963	—	313,963
Commercial mortgage-backed securities	—	190,247	—	190,247
Other asset-backed securities	—	29,585	28,343	57,928
U.S. government-related securities	555,601	255	—	555,856
State, municipalities, and political subdivisions	—	229,032	—	229,032
Other government-related securities	—	44,845	—	44,845
Corporate bonds	—	1,568,094	—	1,568,094
Total fixed maturity securities — trading	555,601	2,376,021	28,343	2,959,965
Total fixed maturity securities	1,220,311	25,959,526	777,728	27,957,565
Equity securities	211,023	11,310	70,080	292,413
Other long-term investments(1)	27,757	7,785	19,103	54,645
Short-term investments	101,470	—	—	101,470
Total investments	1,560,561	25,978,621	866,911	28,406,093
Cash	169,775	—	—	169,775
Other assets	—	—	—	—
Assets related to separate acccounts
Variable annuity	6,741,959	—	—	6,741,959
Variable universal life	502,617	—	—	502,617
Total assets measured at fair value on a recurring basis	$8,974,912	$25,978,621	$866,911	$35,820,444
Liabilities:
Annuity account balances(2)	$—	$—	$136,462	$136,462
Other liabilities(1)	2,727	15,370	437,613	455,710
Total liabilities measured at fair value on a recurring basis	$2,727	$15,370	$574,075	$592,172

(1)  Includes certain freestanding and embedded derivatives.

(2)  Represents liabilities related to equity indexed annuities.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
	(Dollars In Thousands)
Assets:
Fixed maturity securities — available-for-sale Residential mortgage-backed securities	$—	$2,479,630	$20	$2,479,650
Commercial mortgage-backed securities	—	154,058	19,901	173,959
Other asset-backed securities	—	266,262	641,129	907,391
U.S. government-related securities	1,054,203	98,111	15,109	1,167,423
State, municipalities, and political subdivisions	—	969,533	—	969,533
Other government-related securities	14,993	186,214	—	201,207
Corporate bonds	100	15,703,977	64,996	15,769,073
Total fixed maturity securities — available-for-sale	1,069,296	19,857,785	741,155	21,668,236
Fixed maturity securities — trading Residential mortgage-backed securities	—	426,015	—	426,015
Commercial mortgage-backed securities	—	137,606	—	137,606
Other asset-backed securities	—	24,415	59,925	84,340
U.S. government-related securities	383,423	3,008	3,442	389,873
State, municipalities, and political subdivisions	—	168,900	—	168,900
Other government-related securities	—	126,553	—	126,553
Corporate bonds	—	1,642,664	—	1,642,664
Total fixed maturity securities — trading	383,423	2,529,161	63,367	2,975,951
Total fixed maturity securities	1,452,719	22,386,946	804,522	24,644,187
Equity securities	239,832	10,831	66,592	317,255
Other long-term investments(1)	6,794	3,808	31,765	42,367
Short-term investments	341,217	8,028	—	349,245
Total investments	2,040,562	22,409,613	902,879	25,353,054
Cash	236,998	—	—	236,998
Other assets	—	—	—	—
Assets related to separate acccounts
Variable annuity	5,170,193	—	—	5,170,193
Variable universal life	534,219	—	—	534,219
Total assets measured at fair value on a recurring basis	$7,981,972	$22,409,613	$902,879	$31,294,464
Liabilities:
Annuity account balances(2)	$—	$—	$143,264	$143,264
Other liabilities(1)	23,995	27,888	190,529	242,412
Total liabilities measured at fair value on a recurring basis	$23,995	$27,888	$333,793	$385,676

(1)  Includes certain freestanding and embedded derivatives.

(2)  Represents liabilities related to equity indexed annuities.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

Determination of fair values

The valuation methodologies used to determine the fair values of assets and liabilities reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. The Company also determines certain fair values based on future cash flows discounted at the appropriate current market rate. Fair values reflect adjustments for counterparty credit quality, the Company's credit standing, liquidity, and where appropriate, risk margins on unobservable parameters. The following is a discussion of the methodologies used to determine fair values for the financial instruments as listed in the above table.

The fair value of fixed maturity, short-term, and equity securities is determined by management after considering one of three primary sources of information: third party pricing services, non-binding independent broker quotations, or pricing matrices. Security pricing is applied using a ''waterfall'' approach whereby publicly available prices are first sought from third party pricing services, the remaining unpriced securities are submitted to independent brokers for non-binding prices, or lastly, securities are priced using a pricing matrix. Typical inputs used by these three pricing methods include, but are not limited to: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data including market research publications. Third party pricing services price over 90% of the Company's fixed maturity securities. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third party pricing services derive the majority of security prices from observable market inputs such as recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information outlined above. If there are no recent reported trades, the third party pricing services and brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Certain securities are priced via independent non-binding broker quotations, which are considered to have no significant unobservable inputs. When using non-binding independent broker quotations, the Company obtains one quote per security, typically from the broker from which we purchased the security. A pricing matrix is used to price securities for which the Company is unable to obtain or effectively rely on either a price from a third party pricing service or an independent broker quotation.

The pricing matrix used by the Company begins with current spread levels to determine the market price for the security. The credit spreads, assigned by brokers, incorporate the issuer's credit rating, liquidity discounts, weighted-average of contracted cash flows, risk premium, if warranted, due to the issuer's industry, and the security's time to maturity. The Company uses credit ratings provided by nationally recognized rating agencies.

For securities that are priced via non-binding independent broker quotations, the Company assesses whether prices received from independent brokers represent a reasonable estimate of fair value through an analysis using internal and external cash flow models developed based on spreads and, when available, market indices. The Company uses a market-based cash flow analysis to validate the reasonableness of prices received from independent brokers. These analytics, which are updated daily, incorporate various metrics (yield curves, credit spreads, prepayment rates, etc.) to determine the valuation of such holdings. As a result of this analysis, if the Company determines there is a more

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

appropriate fair value based upon the analytics, the price received from the independent broker is adjusted accordingly. The Company did not adjust any quotes or prices received from brokers during the year ended December 31, 2011.

The Company has analyzed the third party pricing services' valuation methodologies and related inputs and has also evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs that is in accordance with the Fair Value Measurements and Disclosures Topic of the ASC. Based on this evaluation and investment class analysis, each price was classified into Level 1, 2, or 3. Most prices provided by third party pricing services are classified into Level 2 because the significant inputs used in pricing the securities are market observable and the observable inputs are corroborated by the Company. Since the matrix pricing of certain debt securities includes significant non-observable inputs, they are classified as Level 3.

Asset-Backed Securities

This category mainly consists of residential mortgage-backed securities, commercial mortgage-backed securities, and other asset-backed securities (collectively referred to as asset-backed securities or "ABS"). As of December 31, 2011, the Company held $3.7 billion of ABS classified as Level 2. These securities are priced from information provided by a third party pricing service and independent broker quotes. The third party pricing services and brokers mainly value securities using both a market and income approach to valuation. As part of this valuation process they consider the following characteristics of the item being measured to be relevant inputs: 1) weighted-average coupon rate, 2) weighted-average years to maturity, 3) types of underlying assets, 4) weighted-average coupon rate of the underlying assets, 5) weighted-average years to maturity of the underlying assets, 6) seniority level of the tranches owned, and 7) credit ratings of the securities.

After reviewing these characteristics of the ABS, the third party pricing service and brokers use certain inputs to determine the value of the security. For ABS classified as Level 2, the valuation would consist of predominantly market observable inputs such as, but not limited to: 1) monthly principal and interest payments on the underlying assets, 2) average life of the security, 3) prepayment speeds, 4) credit spreads, 5) treasury and swap yield curves, and 6) discount margin.

As of December 31, 2011, the Company held $643.2 million of Level 3 ABS, which included $28.3 million of other asset-backed securities classified as trading. These securities are predominantly ARS whose underlying collateral is at least 97% guaranteed by the FFELP. As a result of the ARS market collapse during 2008, the Company prices its ARS using an income approach valuation model. As part of the valuation process the Company reviews the following characteristics of the ARS in determining the relevant inputs: 1) weighted-average coupon rate, 2) weighted-average years to maturity, 3) types of underlying assets, 4) weighted-average coupon rate of the underlying assets, 5) weighted-average years to maturity of the underlying assets, 6) seniority level of the tranches owned, and 7) credit ratings of the securities.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The fair value calculation of available-for-sale ABSs classified as Level 3 had, but were not limited to, the following inputs:

Investment grade credit rating	100.0%
Weighted-average yield	1.0%
Par value	$683.7 million
Weighted-average life	13.2 years

Corporate bonds, U.S. Government-related securities, States, municipals, and political subdivisions, and Other government related securities

As of December 31, 2011, the Company classified approximately $22.2 billion of corporate bonds, U.S. government-related securities, states, municipals, and political subdivisions, and other government-related securities as Level 2. The fair value of the Level 2 bonds and securities is predominantly priced by broker quotes and a third party pricing service. The Company has reviewed the valuation techniques of the brokers and third party pricing service and has determined that such techniques used Level 2 market observable inputs. The following characteristics of the bonds and securities are considered to be the primary relevant inputs to the valuation: 1) weighted-average coupon rate, 2) weighted-average years to maturity, 3) seniority, and 4) credit ratings.

The brokers and third party pricing service utilize valuation models that consist of a hybrid income and market approach to valuation. The pricing model utilizes the following inputs: 1) principal and interest payments, 2) treasury yield curve, 3) credit spreads from new issue and secondary trading markets, 4) dealer quotes with adjustments for issues with early redemption features, 5) liquidity premiums present on private placements, and 6) discount margins from dealers in the new issue market.

As of December 31, 2011, the Company classified approximately $134.6 million of bonds and securities as Level 3 valuations. The fair value of the Level 3 bonds and securities are derived from an internal pricing model that utilizes a hybrid market/income approach to valuation. The Company reviews the following characteristics of the bonds and securities to determine the relevant inputs to use in the pricing model: 1) coupon rate, 2) years to maturity, 3) seniority, 4) embedded options, 5) trading volume, and 6) credit ratings.

Level 3 bonds and securities primarily represent investments in illiquid bonds for which no price is readily available. To determine a price, the Company uses a discounted cash flow model with both observable and unobservable inputs. These inputs are entered into an industry standard pricing model to determine the final price of the security. These inputs include: 1) principal and interest payments, 2) coupon rate, 3) sector and issuer level spreads, 4) underlying collateral, 5) credit ratings, 6) maturity, 7) embedded options, 8) recent new issuance, 9) comparative bond analysis, and 10) an illiquidity premium.

The fair value calculation of bonds and securities classified as Level 3 had, but were not limited to, the following weighted-average inputs:

Investment grade credit rating	60.0%
Weighted-average yield	5.1%
Weighted-average coupon	5.9%
Par value	$145.7 million
Weighted-average stated maturity	6.0 years

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

Equities

As of December 31, 2011, the Company held approximately $81.4 million of equity securities classified as Level 2 and Level 3. Of this total, $64.6 million represents Federal Home Loan Bank ("FHLB") stock. The Company believes that the cost of the FHLB stock approximates fair value. The remainder of these equity securities is primarily made up of holdings we have obtained through bankruptcy proceedings or debt restructurings.

Other long-term investments and Other liabilities

Other long-term investments and other liabilities consist entirely of free-standing and embedded derivative financial instruments. Refer to Note 20, Derivative Financial Instruments for additional information related to derivatives. Derivative financial instruments are valued using exchange prices, independent broker quotations, or pricing valuation models, which utilize market data inputs. Excluding embedded derivatives, as of December 31, 2011, 82.3% of derivatives based upon notional values were priced using exchange prices or independent broker quotations. The remaining derivatives were priced by pricing valuation models, which predominantly utilize observable market data inputs. Inputs used to value derivatives include, but are not limited to, interest swap rates, credit spreads, interest rate and equity market volatility indices, equity index levels, and treasury rates. The Company performs monthly analysis on derivative valuations that includes both quantitative and qualitative analyses.

Derivative instruments classified as Level 1 include futures, credit default swaps, and puts, which are traded on active exchange markets.

Derivative instruments classified as Level 2 primarily include interest rate and inflation swaps. These derivative valuations are determined using independent broker quotations, which are corroborated with observable market inputs.

Derivative instruments classified as Level 3 were embedded derivatives and include at least one significant non-observable input. A derivative instrument containing Level 1 and Level 2 inputs will be classified as a Level 3 financial instrument in its entirety if it has at least one significant Level 3 input.

The Company utilizes derivative instruments to manage the risk associated with certain assets and liabilities. However, the derivative instruments may not be classified within the same fair value hierarchy level as the associated assets and liabilities. Therefore, the changes in fair value on derivatives reported in Level 3 may not reflect the offsetting impact of the changes in fair value of the associated assets and liabilities.

The guaranteed minimum withdrawal benefits ("GMWB") embedded derivative is carried at fair value in "other long-term investments" and "other liabilities" on the Company's consolidated balance sheet. The changes in fair value are recorded in earnings as "Realized investment gains (losses) — Derivative financial instruments". Refer to Note 20, Derivative Financial Instruments for more information related to GMWB embedded derivative gains and losses. The fair value of the GMWB embedded derivative is derived through the income method of valuation using a valuation model that projects future cash flows using multiple risk neutral stochastic equity scenarios and policyholder behavior assumptions. The risk neutral scenarios are generated using the current swap curve and projected equity volatilities and correlations. The projected equity volatilities are based on a blend of historical volatility and near-term equity market implied volatilities. The equity correlations are based on historical price observations. For policyholder behavior assumptions, expected lapse and utilization assumptions are used and updated

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

for actual experience, as necessary. The Company assumes age-based mortality that is consistent with 61% of the NAIC 1994 Variable Annuity GMDB Mortality Table. The present value of the cash flows is determined using the discount rate curve, which is based upon LIBOR plus a credit spread (to represent the Company's non-performance risk). As a result of using significant unobservable inputs, the GMWB embedded derivative is categorized as Level 3. These assumptions are reviewed on a quarterly basis.

The Company has assumed and ceded certain blocks of policies under modified coinsurance agreements in which the investment results of the underlying portfolios inure directly to the reinsurers. As a result, these agreements contain embedded derivatives that are reported at fair value. Changes in their fair value are reported in earnings. The investments supporting these agreements are designated as "trading securities"; therefore changes in their fair value are also reported in earnings. The fair value of the embedded is the difference between the policy liabilities, net of policy loans compared to the fair value of the trading securities. As a result, changes in the fair value of the embedded derivatives are largely offset by the changes in fair value of the related investments and each are reported in earnings.

Annuity account balances

The equity indexed annuity ("EIA") model calculates the present value of future benefit cash flows less the projected future profits to quantify the net liability that is held as a reserve. This calculation is done using multiple risk neutral stochastic equity scenarios. The cash flows are discounted using LIBOR plus a credit spread. Best estimate assumptions are used for partial withdrawals, lapses, expenses and asset earned rate with a risk margin applied to each. These assumptions are reviewed at least annually as a part of the formal unlocking process. If an event were to occur within a quarter that would make the assumptions unreasonable, the assumptions would be reviewed within the quarter.

Included in the chart below are current key assumptions which include risk margins for the Company.

Asset Earned Rate	5.89%
Admin Expense per Policy	$78 to $93 per policy
Partial Withdrawal Rate (for ages less than 70)	2.20%
Partial Withdrawal Rate (for ages 70 and greater)	2.20%
Mortality	65% of 94 GMDB table
Lapse	2.2% to 55% depending on the surrender charge period
Return on Assets	1.5% to 1.85% depending on the guarantee period

The discount rate for the equity indexed annuities is based on an upward sloping rate curve which is updated each quarter. The discount rates for December 31, 2011, ranged from a one month rate of 1.94%, a 5 year rate of 3.55%, and a 30 year rate of 5.01%. A credit spread component is also included in the calculation to accommodate non-performance risk.

Separate Accounts

Separate account assets are invested in open-ended mutual funds and are included in Level 1.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The following table presents a reconciliation of the beginning and ending balances for fair value measurements for the year ended December 31, 2011, for which the Company has used significant unobservable inputs (Level 3):

		Total Realized and Unrealized Gains		Total Realized and Unrealized Losses
	Beginning Balance	Included in Earnings	Included in Other Comprehensive Income	Included in Earnings	Included in Other Comprehensive Income
	(Dollars In Thousands)
Assets:
Fixed maturity securities available-for-sale
Residential mortgage-backed securities	$20	$—	$12	$(4)	$—
Commercial mortgage-backed securities	19,901	—	147	—	(719)
Other asset-backed securities	641,129	4,527	28,873	(8,661)	(50,941)
U.S. government-related securities	15,109	—	—	—	(122)
States, municipals, and political subdivisions	—	—	—	—	—
Other government-related securities	—	—	—	—	—
Corporate bonds	64,996	—	5,216	—	(1,689)
Total fixed maturity securities — available-for-sale	741,155	4,527	34,248	(8,665)	(53,471)
Fixed maturity securities — trading
Residential mortgage-backed securities	—	—	—	—	—
Commercial mortgage-backed securities	—	—	—	—	—
Other asset-backed securities	59,925	1,213	—	(2,689)	—
U.S. government-related securities	3,442	387	—	(476)	—
States, municipals and political subdivisions	—	—	—	—	—
Other government-related securities	—	—	—	—	—
Corporate bonds	—	611	—	(1,453)	—
Total fixed maturity securities — trading	63,367	2,211	—	(4,618)	—
Total fixed maturity securities	804,522	6,738	34,248	(13,283)	(53,471)
Equity securities	66,592	49	555	—	(1,050)
Other long-term investments(1)	31,765	—	—	(12,662)	—
Short-term investments	—	—	—	—	—
Total investments	902,879	6,787	34,803	(25,945)	(54,521)
Total assets measured at fair value on a recurring basis	$902,879	$6,787	$34,803	$(25,945)	$(54,521)
Liabilities:
Annuity account balances(2)	$143,264	$—	$—	$(5,850)	$—
Other liabilities(1)	190,529	—	—	(249,757)	—
Total liabilities measured at fair value on a recurring basis	$333,793	$—	$—	$(255,607)	$—

(1)  Represents certain freestanding and embedded derivatives.

(2)  Represents liabilities related to equity indexed annuities.

								Total Gains (losses) included in Earnings related to
	Purchases	Sales	Issuances	Settlements	Transfers in/out of Level 3	Other	Ending Balance	Instruments still held at the Reporting Date
	(Dollars In Thousands)
Assets:
Fixed maturity securities available-for-sale
Residential mortgage-backed securities	$—	$(12)	$—	$—	$(9)	$—	$7	$—
Commercial mortgage-backed securities	—	(103)	—	—	(19,224)	(2)	—	—
Other asset-backed securities	—	—	—	—	—	(114)	614,813	—
U.S. government-related securities	—	—	—	—	—	13	15,000	—
States, municipals, and political subdivisions	—	—	—	—	—	—	—	—
Other government-related securities	—	—	—	—	—	—	—	—
Corporate bonds	40,000	(3,543)	—	—	14,585	—	119,565	—
Total fixed maturity securities — available-for-sale	40,000	(3,658)	—	—	(4,648)	(103)	749,385	—
Fixed maturity securities — trading
Residential mortgage-backed securities	—	—	—	—	—	—	—	—
Commercial mortgage-backed securities	—	—	—	—	—	—	—	—
Other asset-backed securities	3,792	(40,292)	—	—	4,002	2,392	28,343	(937)
U.S. government-related securities	—	(3,347)	—	—	—	(6)	—	—
States, municipals and political subdivisions	—	—	—	—	—	—	—	—
Other government-related securities	—	—	—	—	—	—	—	—
Corporate bonds	—	(37,292)	—	—	38,039	95	—	—
Total fixed maturity securities — trading	3,792	(80,931)	—	—	42,041	2,481	28,343	(937)
Total fixed maturity securities	43,792	(84,589)	—	—	37,393	2,378	777,728	(937)
Equity securities	3,962	(49)	—	—	21	—	70,080	—
Other long-term investments(1)	—	—	—	—	—	—	19,103	(12,662)
Short-term investments	—	—	—	—	—	—	—	—
Total investments	47,754	(84,638)	—	—	37,414	2,378	866,911	(13,599)
Total assets measured at fair value on a recurring basis	$47,754	$(84,638)	$—	$—	$37,414	$2,378	$866,911	$(13,599)
Liabilities:
Annuity account balances(2)	$—	$—	$654	$13,306	$—	$—	$136,462	$—
Other liabilities(1)	—	(2,673)	—	—	—	—	437,613	(249,757)
Total liabilities measured at fair value on a recurring basis	$—	$(2,673)	$654	$13,306	$—	$—	$574,075	$(249,757)

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

For the year ended December 31, 2011, $66.1 million of securities were transferred into Level 3. This amount was transferred from Level 2. These transfers resulted from securities that were priced by independent pricing services or brokers in previous periods, using no significant unobservable inputs, but were priced internally using significant unobservable inputs where market observable inputs were no longer available as of December 31, 2011.

For the year ended December 31, 2011, $28.7 million of securities were transferred out of Level 3. This amount was transferred to Level 2. These transfers resulted from securities that were previously valued using an internal model that utilized significant unobservable inputs but were valued internally or by independent pricing services or brokers, utilizing no significant unobservable inputs. All transfers are recognized as of the end of the reporting period.

For the year ended December 31, 2011, there were no transfers from Level 2 to Level 1.

For the year ended December 31, 2011, $17.2 million of securities were transferred out of Level 1. This amount was transferred to Level 2. These transfers resulted from classification corrections made during the year.

The following table presents a reconciliation of the beginning and ending balances for fair value measurements for the year ended December 31, 2010, for which the Company has used significant unobservable inputs (Level 3):

		Total Realized and Unrealized Gains (losses)						Total Gains (losses) included in Earnings related to
	Beginning Balance	Included in Earnings	Included in Other Comprehensive Income	Purchases, Issuances, and Settlements (net)		Transfers in and/or out of Level 3	Ending Balance	Instruments still held at the Reporting Date
	(Dollars In Thousands)
Assets:
Fixed maturity securities — available-for-sale
Residential mortgage-backed securities	$23	$(31)	$(4)	$32		$—	$20	$—
Commercial mortgage-backed securities	844,535	—	40,064	(843,065	)(3)	(21,633)	19,901	—
Other asset-backed securities	693,930	5,868	40,122	(89,453)		(9,338)	641,129	—
U.S. government-related securities	15,102	—	(6)	13		—	15,109	—
States, municipals, and political subdivisions	—	—	—	—		—	—	—
Other government-related securities	—	—	—	—		—	—	—
Corporate bonds	86,292	—	2,281	36,832		(60,409)	64,996	—
Total fixed maturity securities — available-for-sale	1,639,882	5,837	82,457	(895,641)		(91,380)	741,155	—
Fixed maturity securities — trading
Residential mortgage-backed securities	7,244	(1)	—	(3,855)		(3,388)	—	—

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

		Total Realized and Unrealized Gains (losses)					Total Gains (losses) included in Earnings related to
	Beginning Balance	Included in Earnings	Included in Other Comprehensive Income	Purchases, Issuances, and Settlements (net)	Transfers in and/or out of Level 3	Ending Balance	Instruments still held at the Reporting Date
	(Dollars In Thousands)
Commercial mortgage-backed securities	$—	$—	$—	$—	$—	$—	$—
Other asset-backed securities	47,509	655	—	11,761	—	59,925	168
U.S. government-related securities	3,310	138	—	(6)	—	3,442	137
States, municipals and political subdivisions	4,994	77	—	—	(5,071)	—	—
Other government-related securities	41,965	1,058	—	(47)	(42,976)	—	—
Corporate bonds	67	(66)	—	26,794	(26,795)	—	—
Total fixed maturity securities — trading	105,089	1,861	—	34,647	(78,230)	63,367	305
Total fixed maturity securities	1,744,971	7,698	82,457	(860,994)	(169,610)	804,522	305
Equity securities	60,203	3,484	(266)	(796)	3,967	66,592	—
Other long-term investments(1)	28,025	3,740	—	—	—	31,765	3,740
Short-term investments	—	—	—	—	—	—	—
Total investments	1,833,199	14,922	82,191	(861,790)	(165,643)	902,879	4,045
Total assets measured at fair value on a recurring basis	$1,833,199	$14,922	$82,191	$(861,790)	$(165,643)	$902,879	$4,045
Liabilities:
Annuity account balances(2)	$149,893	$(2,046)	$—	$8,675	$—	$143,264	$—
Other liabilities(1)	105,838	(84,691)	—	—	—	190,529	(84,691)
Total liabilities measured at fair value on a recurring basis	$255,731	$(86,737)	$—	$8,675	$—	$333,793	$(84,691)

(1)  Represents certain freestanding and embedded derivatives.

(2)  Represents liabilities related to equity indexed annuities.

(3)  Represents mortgage loan held by the trusts that have been consolidated upon the adoption of ASU No. 2009-17.

Total realized and unrealized gains (losses) on Level 3 assets and liabilities are primarily reported in either realized investment gains (losses) within the consolidated statements of income (loss) or other comprehensive income (loss) within shareowners' equity based on the appropriate accounting treatment for the item.

Purchases, sales, issuances, and settlements, net, represent the activity that occurred during the period that results in a change of the asset or liability but does not represent changes in fair value for the instruments held at the beginning of the period. Such activity primarily relates to purchases and sales of fixed maturity securities and issuances and settlements of equity indexed annuities.

The Company reviews the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets or liabilities. Such reclassifications are reported as transfers in and out of Level 3 at the beginning fair value for the reporting period in which the changes occur. The asset transfers in the table(s) above primarily related to positions moved from Level 3 to Level 2 as the Company determined that certain inputs were observable.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

The amount of total gains (losses) for assets and liabilities still held as of the reporting date primarily represents changes in fair value of trading securities and certain derivatives that exist as of the reporting date and the change in fair value of equity indexed annuities.

Estimated Fair Value of Financial Instruments

The carrying amounts and estimated fair values of the Company's financial instruments as of the periods shown below are as follows:

	As of December 31,
	2011		2010
	Carrying Amounts	Fair Values	Carrying Amounts	Fair Values
	(Dollars In Thousands)
Assets:
Mortgage loans on real estate	$5,351,902	$6,247,959	$4,883,400	$5,326,037
Policy loans	879,819	879,819	793,448	793,448
Liabilities:
Stable value product account balances	$2,769,510	$2,855,614	$3,076,233	$3,163,902
Annuity account balances	10,946,848	10,767,892	10,591,605	10,451,526
Mortgage loan backed certificates	19,755	19,893	61,678	63,127
Non-recourse funding obligations	1,248,600	1,060,275	1,360,800	1,210,894

Except as noted below, fair values were estimated using quoted market prices.

Fair Value Measurements

Mortgage loans on real estate

The Company estimates the fair value of mortgage loans using an internally developed model. This model includes inputs derived by the Company based on assumed discount rates relative to the Company's current mortgage loan lending rate and an expected cash flow analysis based on a review of the mortgage loan terms. The model also contains the Company's determined representative risk adjustment assumptions related to nonperformance and liquidity risks.

Policy loans

The Company believes the fair value of policy loans approximates book value. Policy loans are funds provided to policy holders in return for a claim on the policy. The funds provided are limited to the cash surrender value of the underlying policy. The nature of policy loans is to have a negligible default risk as the loans are fully collateralized by the value of the policy. Policy loans do not have a stated maturity and the balances and accrued interest are repaid either by the policyholder or with proceeds from the policy. Due to the collateralized nature of policy loans and unpredictable timing of repayments, the Company believes the fair value of policy loans approximates carrying value.

Stable value product and Annuity account balances

The Company estimates the fair value of stable value product account balances and annuity account balances using models based on discounted expected cash flows. The discount rates used in the models were based on a current market rate for similar financial instruments.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.  FAIR VALUE OF FINANCIAL INSTRUMENTS — (Continued)

Non-recourse funding obligations

As of December 31, 2011, the Company estimated the fair value of its non-recourse funding obligations using internal discounted cash flow models. The discount rates used in the model were based on a current market yield for similar financial instruments.

20.  DERIVATIVE FINANCIAL INSTRUMENTS

Types of Derivative Instruments and Derivative Strategies

The Company utilizes a risk management strategy that incorporates the use of derivative financial instruments to reduce exposure to interest rate risk, inflation risk, currency exchange risk, volatility risk, and equity market risk. These strategies are developed through the Company's analysis of data from financial simulation models and other internal and industry sources, and are then incorporated into the Company's risk management program.

Derivative instruments expose the Company to credit and market risk and could result in material changes from period to period. The Company attempts to minimize its credit risk by entering into transactions with highly rated counterparties. The Company manages the market risk by establishing and monitoring limits as to the types and degrees of risk that may be undertaken. The Company monitors its use of derivatives in connection with its overall asset/liability management programs and risk management strategies. In addition, all derivative programs are monitored by the Company's risk management department.

Derivatives Related to Interest Rate Risk Management

Derivative instruments that are used as part of the Company's interest rate risk management strategy include interest rate swaps, interest rate futures, and interest rate caps. The Company's inflation risk management strategy involves the use of swaps that requires the Company to pay a fixed rate and receive a floating rate that is based on changes in the Consumer Price Index ("CPI").

Derivatives Related to Risk Mitigation of Variable Annuity Contracts

The Company uses the following types of derivative contracts to mitigate its exposure to certain guaranteed benefits related to variable annuity contracts:

•  Foreign Currency Futures

•  Variance Swaps

•  Interest Rate Futures

•  Equity Options

•  Equity Futures

•  Credit Derivatives

•  Interest Rate Swaps

The Company has sold credit protection under single name credit default swaps and credit default swap indices for which it receives a premium to insure credit risk. Such credit derivatives are a part of the Company's program to mitigate risks related to certain minimum guaranteed benefits of variable annuity contracts and are designed to offset some portion of the Company's nonperformance risk. The Company will only make a payment in the event there is a credit event. A credit event payment will typically be equal to the notional value of the swap contract less an auction-determined recovery rate,

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.  DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

to the percentage extent described. A credit event is generally defined to include material default, bankruptcy, or debt restructuring. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, equals the notional value of the credit default swaps. As of December 31, 2011, the Company did not have any open credit default swaps.

Other Derivatives

The Company has an interest rate floor agreement and an YRT premium support arrangement with PLC.

Accounting for Derivative Instruments

The Company records its derivative financial instruments in the consolidated balance sheet in "other long-term investments" and "other liabilities" in accordance with GAAP, which requires that all derivative instruments be recognized in the balance sheet at fair value. The change in the fair value of derivative financial instruments is reported either in the statement of income or in other comprehensive income (loss), depending upon whether it qualified for and also has been properly identified as being part of a hedging relationship, and also on the type of hedging relationship that exists.

For a derivative financial instrument to be accounted for as a GAAP accounting hedge, it must be identified and documented either as a fair value, cash flow, or foreign currency GAAP accounting hedge contemporaneously at the trade date. For cash flow hedges, the effective portion of their realized gain or loss is reported as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction impacts earnings. Any remaining gain or loss, the ineffective portion, is recognized in current earnings. For fair value hedge derivatives, their gain or loss as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings. Effectiveness of the Company's hedge relationships is assessed on a quarterly basis.

The Company reports changes in fair values of derivatives that are not part of a qualifying hedge relationship through earnings in the period of change. Changes in the fair value of derivatives that are recognized in current earnings are reported in "Realized investment gains (losses) — Derivative financial instruments".

Derivative Instruments Designated and Qualifying as Hedging Instruments

Cash-Flow Hedges

•  In connection with the issuance of inflation-adjusted funding agreements, the Company has entered into swaps to essentially convert the floating CPI-linked interest rate on these agreements to a fixed rate. The Company pays a fixed rate on the swap and receives a floating rate primarily determined by the period's change in the CPI. The amounts that are received on the swaps are almost equal to the amounts that are paid on the agreements.

•  The Company has entered into an interest rate swap to convert LIBOR-based floating rate interest payments on a certain funding agreement to fixed rate interest payments. This structure is basically the same as that described regarding the CPI-based agreements and swaps.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.  DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

Derivative Instruments Not Designated and Not Qualifying as Hedging Instruments

The Company uses various other derivative instruments for risk management purposes that do not qualify for hedge accounting treatment. Changes in the fair value of these derivatives are recognized in earnings during the period of change.

Derivatives related to variable annuity contracts

•  The Company uses equity, interest rate, and currency futures to mitigate the risk related to certain guaranteed minimum benefits, including GMWB, within our variable annuity products. In general, the cost of such benefits varies with the level of equity and interest rate markets, foreign currency levels, and overall volatility. The equity futures resulted in net pre-tax losses of $30.1 million and $42.3 million and interest rate futures resulted in pre-tax gains of $164.2 million and a pre-tax loss of $11.8 million for the years ended December 31, 2011 and 2010, respectively. Currency futures resulted in net pre-tax gains of $3.0 million, for the year ended December 31, 2011.

•  The Company uses equity options, volatility swaps, and interest rate swaps to mitigate the risk related to certain guaranteed minimum benefits, including GMWB, within our variable annuity products. In general, the cost of such benefits varies with the level of equity markets and overall volatility. The equity options resulted in net pre-tax losses of $15.1 million and $1.8 million, the volatility swaps resulted in net pre-tax losses of $0.2 million and $2.4 million for the years ended December 31, 2011 and 2010, respectively. The interest rate swaps resulted in a net pre-tax gain of $7.7 million for the year ended December 31, 2011. Such interest rate swaps were not held during the year ended December 31, 2010.

•  The Company entered into credit default swaps to partially mitigate the Company's non-performance risk related to certain guaranteed minimum withdrawal benefits within our variable annuity products. The Company reported net pre-tax losses of $7.9 million for the year ended December 31, 2011. Net settlements received were $2.5 million, offset by termination losses of $10.4 million. As of December 31, 2011, the Company did not hold any remaining credit default swaps.

•  The Company markets certain variable annuity products with a GMWB rider. The GMWB component is considered an embedded derivative, not considered to be clearly and closely related to the host contract. The Company recognized pre-tax losses of $127.5 million and $5.7 million for the years ended December 31, 2011 and 2010, respectively, related to these embedded derivatives.

Other Derivatives

•  The Company uses certain interest rate swaps to mitigate the price volatility of fixed maturities. The Company recognized pre-tax losses of $11.3 million and $8.4 million on interest rate swaps for the year ended December 31, 2011 and 2010, respectively. The net losses for the year ended December 31, 2011, were the result of $10.4 million in realized losses due to terminations, $3.1 million in realized losses due to interest settlements, and $2.2 million in unrealized gains.

•  The Company purchased interest rate caps during the year ended December 31, 2011, to mitigate the Company's credit risk with respect to the Company's LIBOR exposure and the potential impact of European financial market distress. These caps resulted in net pre-tax losses of $2.8 million for the year ended December 31, 2011.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.  DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

•  The Company has an interest rate floor agreement and a yearly renewable term ("YRT") premium support arrangement with PLC. The Company recognized pre-tax losses of $0.3 million and $4.8 million for the years ended December 31, 2011 and 2010, respectively, related to the interest rate floor agreement. There are no YRT premium support arrangement gains or losses for the year ended December 31, 2011.

•  The Company uses other types of derivatives to manage risk related to other exposures. The Company recognized pre-tax losses of $0.5 million for the year ended December 31, 2011. The Company recognized gains of $0.8 million for the year ended December 31, 2010.

•  The Company is involved in various modified coinsurance and funds withheld arrangements which contain embedded derivatives. Changes in their fair value are recorded in current period earnings. The investment portfolios that support the related modified coinsurance reserves and funds withheld arrangements had mark-to-market changes which substantially offset the gains or losses on these embedded derivatives. The Company recognized pre-tax losses of $134.3 million and $68.0 million for the years ended December 31, 2011 and 2010, respectively.

The tables below present information about the nature and accounting treatment of the Company's primary derivative financial instruments and the location in and effect on the consolidated financial statements for the periods presented below:

	As of December 31,
	2011		2010
	Notional Amount	Fair Value	Notional Amount	Fair Value
	(Dollars In Thousands)
Other long-term investments
Cash flow hedges:
Inflation	$7,068	$1	$—	$—
Derivatives not designated as hedging instruments:
Interest rate swaps	125,000	5,118	25,000	3,808
Interest rate floors/YRT premium support arrangements	796,713	6,400	770,261	6,700
Embedded derivative — Modco reinsurance treaties	30,001	2,038	29,563	2,687
Embedded derivative — GMWB	826,790	10,665	1,099,902	22,378
Interest rate futures	615,445	6,393	—	—
Equity futures	49,631	837	—	—
Currency futures	57,912	976	—	—
Interest rate caps	3,000,000	2,666	—	—
Other	440,224	19,551	95,000	6,794
	$5,948,784	$54,645	$2,019,726	$42,367
Other liabilities
Cash flow hedges:
Inflation	$244,399	$8,863	$293,379	$12,005
Interest rate	75,000	3,443	75,000	6,747
Derivatives not designated as hedging instruments:
Interest rate swaps	25,000	3,064	110,000	9,137
Embedded derivative — Modco reinsurance treaties	2,761,686	279,799	2,842,862	146,105
Embedded derivative — GMWB	3,741,688	157,813	1,494,657	41,990
Interest rate futures	270,019	1,148	598,357	16,764
Equity futures	189,765	1,454	327,321	7,231
Currency futures	14,348	126	—	—
Other	—	—	338,438	2,433
	$7,321,905	$455,710	$6,080,014	$242,412

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.  DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

Gain (Loss) on Derivatives in Cash Flow Relationship

	For The Year Ended December 31,
	2011			2010
	Realized investment gains (losses)	Benefits and settlement expenses	Other comprehensive income (loss)	Realized investment gains (losses)	Benefits and settlement expenses	Other comprehensive income (loss)
	(Dollars In Thousands)
Gain (loss) recognized in other comprehensive income (loss) (effective portion):
Interest rate	$—	$—	$(272)	$—	$—	$(2,979)
Inflation	—	—	2,468	—	—	3,494
Gain (loss) reclassified from accumulated other comprehensive income (loss) into income (effective portion):
Interest rate	$—	$(3,581)	$—	$—	$(6,650)	$—
Inflation	—	(276)	—	—	(3,303)	—
Gain (loss) recognized in income (ineffective portion):
Inflation	$(359)	$—	$—	$116	$—	$—

Based on the expected cash flows of the underlying hedged items, the Company expects to reclassify $4.6 million out of accumulated other comprehensive income (loss) into earnings during the next twelve months.

Realized investment gains (losses) — derivative financial instruments

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Derivatives related to variable annuity contracts:
Interest rate futures — VA	$164,221	$(11,778)	$—
Equity futures — VA	(30,061)	(42,258)	—
Currency futures — VA	2,977	—	—
Volatility swaps — VA	(239)	(2,433)	—
Equity options — VA	(15,051)	(1,824)	—
Interest rate swaps — VA	7,718	—	—
Credit default swaps — VA	(7,851)	—	—

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.  DERIVATIVE FINANCIAL INSTRUMENTS — (Continued)

	For The Year Ended December 31,
	2011	2010	2009
Embedded derivative — GMWB	$(127,537)	$(5,728)	$19,722
Total derivatives related to variable annuity contracts	(5,823)	(64,021)	19,722
Embedded derivative — Modco reinsurance treaties	(134,340)	(67,989)	(252,698)
Interest rate swaps	(11,264)	(8,427)	39,317
Interest rate caps	(2,801)	—	—
Interest rate futures	—	—	6,889
Interest rate floors/YRT premium suuport arrangements	(300)	(4,800)	4,300
Other derivatives	(477)	799	5,590
Total realized gains (losses) — derivatives	$(155,005)	$(144,438)	$(176,880)

Realized investment gains (losses) — all other investments

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Modco trading portfolio(1)	$164,224	$109,399	$285,178

(1)  The Company elected to include the use of alternate disclosures for trading activities

21.  OPERATING SEGMENTS

The Company has several operating segments each having a strategic focus. An operating segment is distinguished by products, channels of distribution, and/or other strategic distinctions. The Company periodically evaluates its operating segments, as prescribed in the ASC Segment Reporting Topic, and makes adjustments to its segment reporting as needed. A brief description of each segment follows.

•  The Life Marketing segment markets UL, variable universal life, bank-owned life insurance ("BOLI"), and level premium term insurance ("traditional") products on a national basis primarily through networks of independent insurance agents and brokers, stockbrokers, and independent marketing organizations.

•  The Acquisitions segment focuses on acquiring, converting, and servicing policies acquired from other companies. The segment's primary focus is on life insurance policies and annuity products that were sold to individuals. In the ordinary course of business, the Acquisitions segment regularly considers acquisitions of blocks of policies or insurance companies. The level of the segment's acquisition activity is predicated upon many factors, including available capital, operating capacity, potential return on capital, and market dynamics. Policies acquired through the Acquisitions segment are typically "closed" blocks of business (no new policies are being marketed). Therefore earnings and account values are expected to decline as the result of lapses, deaths, and other terminations of coverage unless new acquisitions are made.

•  The Annuities segment markets fixed and variable annuity products. These products are primarily sold through broker-dealers, financial institutions, and independent agents and brokers.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.  OPERATING SEGMENTS — (Continued)

•  The Stable Value Products segment sells fixed and floating rate funding agreements directly to the trustees of municipal bond proceeds, institutional investors, bank trust departments, and money market funds. The segment also issues funding agreements to the Federal Home Loan Bank ("FHLB"), and markets guaranteed investment contracts ("GICs") to 401(k) and other qualified retirement savings plans. Additionally, the Company has contracts outstanding pursuant to a funding agreement-backed notes program registered with the United States Securities and Exchange Commission (the "SEC") which offered notes to both institutional and retail investors.

•  The Asset Protection segment markets extended service contracts and credit life and disability insurance to protect consumers' investments in automobiles, watercraft, and recreational vehicles. In addition, the segment markets a guaranteed asset protection ("GAP") product. GAP coverage covers the difference between the loan pay-off amount and an asset's actual cash value in the case of a total loss.

•  The Corporate and Other segment primarily consists of net investment income (including the impact of carrying excess liquidity), expenses not attributable to the segments above and a trading portfolio that was previously part of a variable interest entity. This segment includes earnings from several non-strategic or runoff lines of business, various investment-related transactions, the operations of several small subsidiaries, and the repurchase of non-recourse funding obligations.

The Company uses the same accounting policies and procedures to measure segment operating income (loss) and assets as it uses to measure consolidated net income and assets. Segment operating income (loss) is income before income tax excluding net realized investment gains and losses (net of the related amortization of DAC and VOBA and participating income from real estate ventures), and the cumulative effect of change in accounting principle. Periodic settlements of derivatives associated with corporate debt and certain investments and annuity products are included in realized gains and losses but are considered part of operating income because the derivatives are used to mitigate risk in items affecting consolidated and segment operating income (loss). Segment operating income (loss) represents the basis on which the performance of the Company's business is internally assessed by management. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of DAC/VOBA are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner that most appropriately reflects the operations of that segment. Investments and other assets are allocated based on statutory policy liabilities net of associated statutory policy assets, while DAC/VOBA and goodwill are shown in the segments to which they are attributable.

During the first quarter of 2010, the Company recorded a $7.8 million decrease in reserves related to the final settlement in the runoff Lender's Indemnity line of business within the Asset Protection Division.

During the first quarter of 2011, the Company recorded $8.5 million of pre-tax earnings in the Corporate and Other business segment relating to the settlement of a dispute with respect to certain investments.

There were no significant intersegment transactions during the years ended December 31, 2011, 2010, and 2009.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.  OPERATING SEGMENTS — (Continued)

The following tables summarize financial information for the Company's segments:

	For The Year Ended December 31,
	2011	2010	2009
	(Dollars In Thousands)
Revenues
Life Marketing	$1,193,927	$1,127,924	$1,016,321
Acquisitions	982,821	761,344	777,181
Annuities	633,185	500,697	507,267
Stable Value Products	170,455	168,127	220,857
Asset Protection	282,587	269,597	271,749
Corporate and Other	145,610	109,295	134,713
Total revenues	$3,408,585	$2,936,984	$2,928,088
Segment Operating Income (Loss)
Life Marketing	$116,261	$147,101	$139,385
Acquisitions	157,393	111,143	133,760
Annuities	109,875	49,847	53,258
Stable Value Products	56,780	39,207	61,963
Asset Protection	16,147	22,673	16,114
Corporate and Other	6,985	(13,458)	92,238
Total segment operating income	463,441	356,513	496,718
Realized investment (losses) gains — investments(1)(3)	197,692	111,915	129,021
Realized investment (losses) gains — derivatives(2)	(149,182)	(81,161)	(200,705)
Income tax (expense) benefit	(164,517)	(129,029)	(147,563)
Net income	$347,434	$258,238	$277,471
(1) Realized investment (losses) gains — investments	$200,432	$117,056	$123,818
Less: related amortization of DAC	2,740	5,141	(5,203)
	$197,692	$111,915	$129,021
(2) Realized investment gains (losses) — derivatives	$(155,005)	$(144,438)	$(176,880)
Less: settlements on certain interest rate swaps	—	168	1,205
Less: derivative activity related to certain annuities	(5,823)	(63,445)	22,620
	$(149,182)	$(81,161)	$(200,705)
Net investment income
Life Marketing	$446,014	$387,953	$361,921
Acquisitions	529,261	458,703	479,743
Annuities	507,229	482,264	440,096
Stable Value Products	145,150	171,327	221,688
Asset Protection	21,650	23,959	28,448
Corporate and Other	104,140	100,639	71,167
Total net investment income	$1,753,444	$1,624,845	$1,603,063
Amortization of DAC and VOBA
Life Marketing	$120,884	$91,363	$144,125
Acquisitions	75,041	64,410	59,025
Annuities	71,060	(3,182)	81,928
Stable Value Products	4,556	5,430	3,471
Asset Protection	26,255	29,540	29,908
Corporate and Other	2,654	1,694	1,900
Total amortization of DAC and VOBA	$300,450	$189,255	$320,357

(3)  Includes other-than-temporary impairments of $47.3 million, $41.4 million, and $179.9 million for the year ended December 31, 2011, 2010, and 2009, respectively.

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.  OPERATING SEGMENTS — (Continued)

	Operating Segment Assets As of December 31, 2011
	(Dollars In Thousands)
	Life Marketing	Acquisitions	Annuities	Stable Value Products
Investments and other assets	$10,453,448	$11,471,856	$14,872,173	$2,767,163
Deferred policy acquisition costs and value of business acquired	2,582,687	824,277	548,494	2,347
Goodwill	—	38,713	—	—
Total assets	$13,036,135	$12,334,846	$15,420,667	$2,769,510
	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Investments and other assets	$703,399	$8,403,562	$21,491	$48,693,092
Deferred policy acquisition costs and value of business acquired	52,519	1,612	—	4,011,936
Goodwill	48,158	—	—	86,871
Total assets	$804,076	$8,405,174	$21,491	$52,791,899
	Operating Segment Assets As of December 31, 2010
	(Dollars In Thousands)
	Life Marketing	Acquisitions	Annuities	Stable Value Products
Investments and other assets	$9,623,944	$10,270,540	$12,603,533	$3,069,330
Deferred policy acquisition costs and value of business acquired	2,475,621	810,681	471,163	6,903
Goodwill	—	41,812	—	—
Total assets	$12,099,565	$11,123,033	$13,074,696	$3,076,233
	Asset Protection	Corporate and Other	Adjustments	Total Consolidated
Investments and other assets	$677,297	$7,295,429	$23,686	$43,563,759
Deferred policy acquisition costs and value of business acquired	54,707	3,497	—	3,822,572
Goodwill	48,158	—	—	89,970
Total assets	$780,162	$7,298,926	$23,686	$47,476,301

22.  CONSOLIDATED QUARTERLY RESULTS — UNAUDITED

The Company's unaudited consolidated quarterly operating data for the years ended December 31, 2011 and 2010 is presented below. In the opinion of management, all adjustments (consisting only of normal recurring items) necessary for a fair statement of quarterly results have been reflected in the following data. It is also management's opinion, however, that quarterly operating data for insurance enterprises are not necessarily indicative of results that may be expected in succeeding quarters or

PROTECTIVE LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.  CONSOLIDATED QUARTERLY RESULTS — UNAUDITED — (Continued)

years. In order to obtain a more accurate indication of performance, there should be a review of operating results, changes in shareowner's equity, and cash flows for a period of several quarters.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars In Thousands)
2011
Premiums and policy fees	$662,256	$712,472	$693,161	$716,245
Reinsurance ceded	(324,417)	(356,603)	(319,732)	(363,162)
Net of reinsurance ceded	337,839	355,869	373,429	353,083
Net investment income	427,311	434,425	445,928	445,780
Realized investment gains (losses)	(7,986)	19,974	31,880	1,559
Other income	43,863	56,107	47,262	42,262
Total revenues	801,027	866,375	898,499	842,684
Benefits and expenses	692,304	717,780	767,024	719,526
Income before income tax	108,723	148,595	131,475	123,158
Income tax expense	37,965	51,546	42,739	32,267
Net income	$70,758	$97,049	$88,736	$90,891
2010
Premiums and policy fees	$624,835	$675,205	$636,239	$673,078
Reinsurance ceded	(299,914)	(372,925)	(326,716)	(381,157)
Net of reinsurance ceded	324,921	302,280	309,523	291,921
Net investment income	398,188	408,548	413,377	404,732
Realized investment gains (losses)	13,291	(67,386)	8,664	18,049
Other income	22,557	25,205	30,579	32,535
Total revenues	758,957	668,647	762,143	747,237
Benefits and expenses	647,484	606,478	659,938	635,817
Income before income tax	111,473	62,169	102,205	111,420
Income tax expense	35,296	21,555	34,557	37,621
Net income	$76,177	$40,614	$67,648	$73,799

23.  SUBSEQUENT EVENTS

The Company has evaluated the effects of events subsequent to December 31, 2011, and through the date we filed our consolidated financial statements with the United States Securities and Exchange Commission. All accounting and disclosure requirements related to subsequent events are included in our consolidated financial statements.

In January of 2012, the Company repurchased $91.7 million of its outstanding non-recourse funding obligations. These repurchases resulted in a $29.3 million pre-tax gain for the Company.

SCHEDULE III — SUPPLEMENTARY INSURANCE INFORMATION

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

Segment	Deferred Policy Acquisition Costs and Value of Businesses Acquired	Future Policy Benefits and Claims	Unearned Premiums	Stable Value Products, Annuity Contracts and Other Policyholders' Funds	Net Premiums and Policy Fees	Net Investment Income(1)	Benefits and Settlement Expenses	Amortization of Deferred Policy Acquisitions Costs and Value of Businesses Acquired	Other Operating Expenses(1)	Premiums Written(2)
	(Dollars In Thousands)
For The Year Ended December 31, 2011:
Life Marketing	$2,582,687	$11,755,841	$589,027	$274,870	$744,819	$446,014	$978,098	$120,884	$(21,316)	$196
Acquisitions	824,277	7,804,207	6,792	3,669,366	414,823	529,261	662,293	75,041	55,792	22,386
Annuities	548,494	1,175,690	103,314	7,497,370	68,319	507,229	390,788	71,060	53,867	—
Stable Value Products	2,347	—	—	2,769,510	—	145,150	81,256	4,556	2,557	—
Asset Protection	52,519	53,987	517,274	1,645	170,898	21,650	88,257	26,255	151,928	161,387
Corporate and Other	1,612	78,002	1,851	50,113	21,361	104,140	21,528	2,654	131,136	21,107
Total	$4,011,936	$20,867,727	$1,218,258	$14,262,874	$1,420,220	$1,753,444	$2,222,220	$300,450	$373,964	$205,076
For The Year Ended December 31, 2010:
Life Marketing	$2,475,621	$10,910,433	$520,589	$275,325	$736,252	$387,953	$921,765	$91,363	$(32,305)	$246
Acquisitions	810,681	6,241,033	16,329	3,857,946	246,698	458,703	512,433	64,410	25,559	766
Annuities	471,163	1,231,374	93,609	6,985,784	42,650	482,264	407,455	(3,182)	39,285	—
Stable Value Products	6,903	—	—	3,076,233	—	171,327	123,365	5,430	3,325	—
Asset Protection	54,707	63,357	509,273	2,258	178,883	23,959	86,799	29,540	130,585	168,762
Corporate and Other	3,497	84,068	2,125	48,216	24,162	100,639	24,575	1,694	117,621	23,961
Total	$3,822,572	$18,530,265	$1,141,925	$14,245,762	$1,228,645	$1,624,845	$2,076,392	$189,255	$284,070	$193,735
For The Year Ended December 31, 2009:
Life Marketing	$2,277,256	$9,969,274	$539,061	$234,467	$653,441	$361,921	$782,372	$144,125	$(49,561)	$492
Acquisitions	839,829	5,878,326	21,805	3,896,074	261,516	479,743	532,992	59,025	14,768	854
Annuities	430,704	1,296,249	54,748	6,248,437	33,831	440,096	350,850	81,928	28,089	—
Stable Value Products	12,112	—	—	3,581,150	—	221,688	154,555	3,471	3,565	—
Asset Protection	59,821	95,507	558,464	2,379	190,292	28,448	109,381	29,908	116,346	178,530
Corporate and Other	5,549	63,974	2,344	44,635	26,564	71,167	29,896	1,900	109,444	26,413
Adjustments(3)	—	23,429	—	—	—	—	—	—	—	—
Total	$3,625,271	$17,326,759	$1,176,422	$14,007,142	$1,165,644	$1,603,063	$1,960,046	$320,357	$222,651	$206,289

(1)  Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would change if different methods were applied.

(2)  Excludes Life Insurance

(3)  Balance sheet adjustments represent the inclusion of assets related to discontinued operations.

SCHEDULE IV — REINSURANCE

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount		Percentage of Amount Assumed to Net
	(Dollars In Thousands)
For The Year Ended December 31, 2011:
Life insurance in-force	$728,670,260	$469,530,487	$32,812,882	$291,952,655		11.2%
Premiums and policy fees:
Life insurance	2,245,359	1,278,273	248,467	1,215,553	(1)	20.4
Accident/health insurance	43,161	14,415	21,719	50,465		43.0
Property and liability insurance	219,267	71,225	6,160	154,202		4.0
Total	$2,507,787	$1,363,913	$276,346	$1,420,220
For The Year Ended December 31, 2010:
Life insurance in-force	$753,518,782	$495,056,077	$18,799,243	$277,261,948		6.8
Premiums and policy fees:
Life insurance	2,153,318	1,284,504	166,606	1,035,420		16.1
Accident/health insurance	49,520	17,323	63	32,260		0.2
Property and liability insurance	232,744	78,885	7,106	160,965		4.4
Total	$2,435,582	$1,380,712	$173,775	$1,228,645
For The Year Ended December 31, 2009:
Life insurance in-force	$755,263,432	$515,136,471	$19,826,424	$259,953,385		7.6
Premiums and policy fees:
Life insurance	2,135,750	1,350,061	113,306	898,995		12.6
Accident/health insurance	59,202	21,859	126	37,469		0.3
Property and liability insurance	298,832	137,116	67,464	229,180		29.4
Total	$2,493,784	$1,509,036	$180,896	$1,165,644

(1)  Includes annuity policy fees of $74.9 million, $43.4 million, and $34.9 million for the years ended December 31, 2011, 2010, and 2009, respectively.

SCHEDULE V — VALUATION AND QUALIFYING ACCOUNTS

PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

		Additions
Description	Balance at beginning of period	Charged to costs and expenses	Charges to other accounts	Deductions	Balance at end of period
	(Dollars In Thousands)
2011
Allowance for losses on commercial mortgage loans	$11,650	$9,603	$—	$(16,278)	$4,975
2010
Allowance for losses on commercial mortgage loans	$1,725	$11,071	$—	$(1,146)	$11,650
2009
Allowance for losses on commercial mortgage loans	$2,230	$3,320	$—	$(3,825)	$1,725
Bad debt reserve associated with Lender's Indemnity product line	30,611	—	—	(30,611)	—

PART C

OTHER INFORMATION

Item 24. Financial Statements and Exhibits.

(a)  Financial Statements:

All required financial statements are included in Part A and Part B of this Registration Statement.

(b)  Exhibits:

1.  Resolution of the Board of Directors of Protective Life Insurance Company authorizing establishment of the Protective Life Variable Annuity Separate Account(1)

2.  Not applicable

3.  Distribution Agreement between IDI and PLICO(11)

4.  (a)  Form of Individual Flexible Premium Deferred Variable and Fixed Annuity Contract

  (i)  B Series(13)

  (ii)  C Series(13)

  (iii)  L Series(13)

(b)  Contract Schedule for Individual Contracts

  (i)  B Series(13)

  (ii)  C Series(13)

  (iii)  L Series(13)

(c)  Guaranteed Account Endorsement

  (i)  B Series and L Series(13)

  (ii)  C Series(13)

(d)  Nursing Home Endorsement for the Guaranteed Minimum Withdrawal Benefit(13)

(e)  Waiver of Surrender Charge Endorsement for Terminal Illness or Nursing Home Confinement(13)

(f)  SecurePay Rider(13)

(g)  SecurePay R72 Rider(13)

(h)  Protective Income Manager Rider(13)

(i)  Protective Income Manager Amendment(13)

(j)  Qualified Retirement Plan Endorsement(13)

(k)  Roth IRA Endorsement(13)

(l)  Traditional IRA Endorsement(13)

(m)  Maximum Anniversary Value Death Benefit Rider(13)

(n)  Return of Purchase Payments Death Benefit Rider(13)

(o)  Medical Evaluation for Enhanced GMWB Withdrawal Percentages(13)

(p)  Annuitization Bonus Endorsement(13)

5.  (a)  Form of Contract Application for Individual Flexible Premium Deferred Variable and Fixed Annuity Contract

  (i)  B Series and L Series(13)

  (ii)  C Series(13)

6.  (a)  2011 Amended and Restated Charter of Protective Life Insurance Company(12)

(b)  2011 Amended and Restated Bylaws of Protective Life Insurance Company(12)

7.  Reinsurance Agreement not applicable

8.  (a)  Participation Agreement (Oppenheimer Variable Account Funds)(2)

(b)  Participation Agreement (MFS Variable Insurance Trust)(2)

(c)  Participation Agreement (Lord Abbett Series Fund)(4)

(d)  Form of Participation Agreement for Service Class Shares (Oppenheimer Variable Account Funds)(3)

(e)  Form of Amended and Restated Participation Agreement (MFS Variable Insurance Trust)(3)

(f)  Form of Participation Agreement (Goldman Sachs Variable Insurance Trust)(5)

  (i)  Amendment to Participation Agreement re Summary Prospectus (Goldman Sachs Variable Insurance Trust)(10)

(g)  Participation Agreement (Fidelity Variable Insurance Products)(6)

(h)  Amended and Restated Participation Agreement (Fidelity Variable Insurance Products)(7)

(i)  Participation Agreement (Franklin Templeton Variable Insurance Products Trust)(7)

  (i)  Amendment to Participation Agreement re Summary Prospectus (Franklin Templeton Variable Insurance Products Trust)(10)

(j)  Rule 22c-2 Shareholder Information Agreement (Fidelity Variable Insurance Products)(8)

(k)  Rule 22c-2 Shareholder Information Agreement (Franklin Templeton Variable Insurance Products Trust)(8)

(l)  Rule 22c-2 Shareholder Information Agreement (Goldman Sachs Variable Insurance Trust)(8)

(m)  Rule 22c-2 Shareholder Information Agreement (Lord Abbett Series Fund)(8)

(n)  Rule 22c-2 Shareholder Information Agreement (MFS Variable Insurance Trust)(8)

(o)  Rule 22c-2 Shareholder Information Agreement (Oppenheimer Variable Account Funds)(8)

(p)  Participation Agreement (Legg Mason)(9)

(q)  Participation Agreement (PIMCO)(9)

  (i)  Form of Novation of and Amendment to Participation Agreement (PIMCO)(10)

  (ii)  Form of Amendment to Participation Agreement re Summary Prospectuses (PIMCO)(10)

(r)  Participation Agreement (Royce Capital)(9)

(s)  Rule 22c-2 Information Sharing Agreement (Royce)(9)

(t)  Participation Agreement (AIM Variable Insurance Funds (Invesco Variable Insurance Funds))(10)

9.  Opinion and Consent of Max Berueffy, Esq.

10.  (a)  Consent of Sutherland, Asbill & Brennan, LLP

(b)  Consent of PricewaterhouseCoopers LLP

11.  No financial statements will be omitted from Item 23

12.  Not applicable

13.  Not applicable

14.  Powers of attorney

(1)  Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement, (File No. 33-70984) filed with the Commission on February 23, 1994.

(2)  Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement, (File No. 33-70984) filed with the Commission on April 30, 1997.

(3)  Incorporated herein by reference to Post-Effective Amendment No. 47 to the Form N-4 Registration Statement, (File No. 333-94047), filed with the Commission on April 30, 2003.

(4)  Incorporated herein by reference to Post-Effective Amendment No. 3 to the Form N-4 Registration Statement (File No. 333-94047), filed with the Commission on April 25, 2002.

(5)  Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-112892), filed with the Commission on February 17, 2004.

(6)  Incorporated herein by reference to Pre-Effective Amendment No.1 to the Form N-4 Registration Statement (File No. 333-107331), filed with the Commission on November 26, 2003.

(7)  Incorporated herein by reference to Post-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-116813), filed with the Commission on April 28, 2006.

(8)  Incorporated herein by reference to Post-Effective Amendment No. 17 (File No. 33-70984), filed with the Commission on April 27, 2007.

(9)  Incorporated herein by reference to Post-Effective Amendment No. 15 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on October 28, 2009.

(10)  Incorporated herein by reference to Post-Effective Amendment No. 19 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on April 25, 2011.

(11)  Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form N-4 Registration Statement (File No. 333-153041), filed with the Commission on September 16, 2011.

(12)  Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-176657), filed with the Commission on September 2, 2011.

(13)  Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-179649), filed with the Commission on February 23, 2012.

Item 25. Directors and Officers of Depositor.

Name and Principal Business Address	Position and Offices with Depositor
John D. Johns

Richard J. Bielen
Carl S. Thigpen
Deborah J. Long
Carolyn M. Johnson
Edward M. Berko
Carolyn King

John Sawyer
John F. Simon
Lance Black
Brent E. Griggs
Wayne E. Stuenkel
Judy Wilson
Steven G. Walker

Phil Passafiume
Nancy Kane
Charles M. Prior
Frank Sottosanti	Chairman of the Board, Chief Executive Officer, President,
and Director
Vice Chairman and Chief Financial Officer and Director
Executive Vice President and Chief Investment Officer
Executive Vice President, General Counsel, and Secretary
Executive Vice President, Chief Operating Officer and Director
Executive Vice President and Chief Risk Officer
Senior Vice President, Acquisitions and Corporate
Development
Senior Vice President and Chief Distribution Officer
Senior Vice President and Chief Product Actuary
Senior Vice President and Treasurer
Senior Vice President, Asset Protection Division
Senior Vice President and Chief Actuary
Senior Vice President, Stable Value Products
Senior Vice President and Controller and Chief Accounting
Officer
Senior Vice President and Director, Fixed Income
Senior Vice President, and Senior Associate Counsel
Senior Vice President, Mortgage Loans
Senior Vice President and Chief Marketing Officer

*  Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 26. Persons Controlled by or Under Common Control With the Depositor and Registrant.

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding voting common stock is owned by Protective Life Corporation. Protective Life Corporation is described more fully in the prospectus included in this registration statement. Various companies and other entities controlled by Protective Life Corporation may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth in Exhibit 21 to Form 10-K of Protective Life Corporation for the fiscal year ended December 31, 2011 (File No. 1-11339) filed with the Commission on February 28, 2012.

Item 27. Number of Contractowners.

As of April 30, 2012, there were no contract owners of Protective Variable Annuity individual flexible premium deferred variable and fixed annuity contracts offered by Registrant.

Item 28. Indemnification of Directors and Officers.

Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life's directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

In addition, the executive officers and directors are insured by PLC's Directors' and Officers' Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter.

(a)  Investment Distributors, Inc. ("IDI") is the principal underwriter of the Contracts as defined in the Investment Company Act of 1940. IDI is also principal underwriter for the Protective Variable Life Separate Account and Variable Annuity Account A of Protective Life.

(b)  The following information is furnished with respect to the officers and directors of Investment Distributors, Inc.

Name and Principal Business Address*	Position and Offices	Position and Offices with Registrant
Edwin V. Caldwell	President and Director	Vice President, New Business Operations, Life and Annuity Division

Barry K. Brown	Assistant Secretary	Second Vice President, LLC Commissions

Letitia Morsch	Assistant Secretary	Second Vice President, Annuity and VUL Administration

Steve M. Callaway	Chief Compliance Officer, Secretary and Director	None

Julena Johnson	Assistant Compliance Officer	Senior Compliance Analyst II

Carol Majewski	Assistant Compliance Officer	Director I, Compliance Officer

Joseph F. Gilmer	Chief Financial Officer and Director	Assistant Vice President, Annuity Financial Reporting

Lawrence J. Debnar	Assistant Financial Officer	Vice President, Financial Reporting

*  Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama, 35223.

(c)  The following commissions were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation
Investment Distributors, Inc.	N/A	None	N/A	N/A

Item 30. Location of Accounts and Records.

All accounts and records required to be maintained by Section 31(c) of the Investment Company Act of 1940 and the rules thereunder are maintained by Protective Life Insurance Company at 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 31. Management Services.

All management contracts are discussed in Part A or Part B.

Item 32. Undertakings.

(a)  Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payments under the variable annuity contracts may be accepted.

(b)  Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)  Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

(d)  Protective Life hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Protective Life.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant of this Registration Statement has duly caused this Pre-Effective Amendment to the Registration Statement on Form N-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on April 20, 2012.

PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

By:  *

  John D. Johns, President
  Protective Life Insurance Company

  PROTECTIVE LIFE INSURANCE COMPANY

By:  *

  John D. Johns, President
  Protective Life Insurance Company

As required by the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement on Form N-4 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
* John D. Johns	Chairman of the Board, President and Director (Principal Executive Officer)	April 20, 2012

* Richard J. Bielen	Vice Chairman, Chief Financial Officer and Director (Principal Financial Officer)	April 20, 2012

* Steven G. Walker	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	April 20, 2012

* Carolyn M. Johnson	Director	April 20, 2012

*BY: /S/ MAX BERUEFFY Max Berueffy Attorney-in-Fact		April 20, 2012